As filed with the Securities and Exchange Commission on September 28, 2007

Registration No. 333-144562

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

AMENDMENT NO. 2 TO
FORM S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

SOUTHERN MICHIGAN BANCORP, INC.
(Exact Name of Registrant as Specified in its Charter)

Michigan (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)	38-2407501 (IRS Employer Identification Number)

51 West Pearl Street
Coldwater, Michigan 49036-1995
(517) 279-5500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Danice L. Chartrand
Chief Financial Officer
51 West Pearl Street
Coldwater, Michigan 49036
(517) 279-5500
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Gordon R. Lewis Jeffrey A. Ott Warner Norcross & Judd LLP 111 Lyon Street, N.W. Suite 900 Grand Rapids, Michigan 49503-2487 (616) 752-2000	Joseph B. Hemker Timothy E. Kraepel Howard & Howard Attorneys, P.C. Comerica Building, Suite 800 151 South Rose Street Kalamazoo, Michigan 49007-4718 (269) 382-1483

          Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

          If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS AND PROXY STATEMENT

Special Meeting of Shareholders of
FNB FINANCIAL CORPORATION
In Connection with an Offering of up to
536,073 Shares
of
SOUTHERN MICHIGAN BANCORP, INC.
Common Stock, Par Value $2.50 Per Share

          The board of directors of FNB Financial Corporation is furnishing this prospectus and proxy statement and the accompanying form of proxy on or about [October __, 2007,] to the shareholders of FNB to solicit proxies to vote at a special meeting of FNB's shareholders to be held on November 27, 2007, at 88 North Main Street, Three Rivers, Michigan at 6:00 p.m. local time and at any adjournments of the special meeting. At the special meeting, the shareholders of FNB will consider and vote upon a proposal to approve a plan of merger with Southern Michigan Bancorp, Inc., under which FNB would be merged with and into Southern. The plan of merger has already been adopted by Southern's board of directors and Southern is not required to submit the plan of merger to its shareholders for approval.

          This prospectus and proxy statement, when delivered to shareholders of FNB, is a prospectus of Southern relating to an offering of Southern common stock. This offering is made only to holders of FNB common stock.

          You may elect to receive, upon completion of the merger, Southern common stock, cash, or a combination of both. If the plan of merger is approved and the merger is completed, each outstanding share of FNB common stock that you hold will be converted into the right to receive, at your election, either $45.35 in cash or 1.87 shares of Southern common stock (plus cash in lieu of any fractional share), or a combination of both. Because elections are subject to potential allocation as described in this prospectus and proxy statement, there can be no assurance that you will receive the type or proportion of consideration you elect for all your shares of FNB common stock. See "The Merger-Allocation Procedure."

          The Southern common stock that will be issued to FNB's shareholders in connection with the merger is traded in the OTC Bulletin Board market under the trading symbol "SOMC.OB" Trading activity in Southern common stock is relatively infrequent.

          FNB shareholders should read and consider the information under the heading "Risk Factors" beginning on page 12 of this prospectus and proxy statement. Completion of the merger is subject to approval of the plan of merger by the shareholders of FNB, regulatory approvals, and certain other conditions. See "The Merger-Conditions to the Merger."

          In the opinion of Austin Associates, LLC, the consideration to be offered and received in the merger is fair, from a financial point of view, to the shareholders of FNB. See "The Merger-Fairness Opinion of Austin Associates, LLC."

          Your vote is important. Approval of the proposed plan of merger requires the affirmative vote of a majority of the outstanding shares of FNB common stock. Please sign and date the enclosed proxy and mail it promptly in the enclosed envelope, regardless of whether or not you expect to attend the meeting in person.

          The shares of Southern common stock to be issued in the merger are not deposits or savings accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Southern common stock is subject to investment risks, including possible loss of value.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus and proxy statement is dated [October __, 2007.]

TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE MERGER	1
SUMMARY	4
The Companies	4
Summary of Certain Aspects of the Merger	4
Market Value of Shares	7
Selected Historical Financial Data (Unaudited)	8
Summary Selected Pro Forma Combined Data (Unaudited)	9
Capital Ratios	10
Comparative Per Share Data	11
RISK FACTORS	12
Risks Associated with the Merger	12
Risks Associated with Southern Common Stock	14
Risks Related to Southern's Business	15
FORWARD-LOOKING STATEMENTS	21
GENERAL PROXY INFORMATION	22
Voting by Proxy	22
Proxy Solicitation	22
Expenses	22
Shareholder Proposals	22
Vote Required for Approval	23
THE MERGER	24
Background of the Merger	24
Reasons for the Merger	25
Vote Required to Approve the Plan of Merger	27
Structure of the Merger	27
What FNB Shareholders Will Receive in the Merger	27
Ownership of Southern Common Stock by FNB Shareholders After the Merger	28
Election Procedure	28
Allocation Procedure	29
Cessation of Shareholder Status	29
Payment of Merger Consideration	29
Management After the Merger	31
Effective Time of the Merger	31
Business of Southern and FNB Pending the Merger	31
Conditions to the Merger	32
Abandonment of the Merger	32
Exclusive Commitment	33
Termination Fee after Business Combination	33
Description of Southern Common Stock	34
Provisions Affecting Control of Southern	35
Comparison of Rights of FNB Shareholders to Rights of Shareholders in the Combined Organization	37
Indemnification and Limitation of Liability	38
Restrictions on FNB Affiliates	40
Funding of Cash Portion of Merger Consideration	41
Accounting Treatment	41
Material Federal Income Tax Consequences	41
Fairness Opinion of Austin Associates, LLC	44
Unaudited Pro Forma Combined Condensed Consolidated Financial Statements	53
THE BUSINESS OF BANKING	62
Competition	62
Supervision and Regulation	62
Environmental Regulations	63
SOUTHERN MICHIGAN BANCORP, INC.	64
Business	64
Properties	75
Legal Proceedings	76
Market for and Dividends on Southern Common Stock	78
Management's Discussion and Analysis of Financial Condition and Results of Operations	81
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	93
Southern Financial Statements	95
FNB FINANCIAL CORPORATION	131
Business	131
Properties	132
Legal Proceedings	132
Market for Common Stock and Dividends	132
Management's Discussion and Analysis of Financial Condition and Results of Operations	134
Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	153
FNB Financial Statements	154
RIGHTS OF DISSENTING SHAREHOLDERS	185
VOTING AND MANAGEMENT INFORMATION	187
Voting Securities and Principal Shareholders of Southern	187
Voting Securities and Principal Shareholders of FNB	189
Directors and Executive Officers	191
Compensation of Executive Officers and Directors of Southern	192
Compensation of Executive Officers and Directors of FNB	201
Transactions with Related Persons	205
Financial Interests of Certain Insiders of FNB	205
GENERAL INFORMATION	208
Experts	208
Sources of Information	208
REPORTS TO SHAREHOLDERS	208

Agreement and Plan of Merger	Appendix A
Opinion of Austin Associates, LLC	Appendix B
Michigan Business Corporation Act Sections 761-774, as amended	Appendix C

Southern has filed a registration statement with the Securities and Exchange Commission (the "Commission" or the "SEC") relating to the Southern common stock offered in connection with the proposed merger described in this prospectus and proxy statement. This prospectus and proxy statement does not contain all of the information set forth in the registration statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the registration statement and exhibits thereto for further information about Southern, FNB, and their respective securities. The registration statement is available at http://www.sec.gov. FNB shareholders can also obtain copies of all or part of the registration statement without charge upon written or oral request directed to Danice Chartrand, Chief Financial Officer, Southern Michigan Bancorp, Inc., 51 West Pearl Street, Coldwater, Michigan 49036, (517) 279-5500. A shareholder making such a request must request the information at least five business days before the date they must make their investment decision to ensure timely delivery. Accordingly, the deadline for an FNB shareholder to make a request is [_____________, 2007].

i

FNB FINANCIAL CORPORATION

88 North Main Street
Three Rivers, Michigan 49093

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of FNB Financial Corporation:

          A special meeting of shareholders of FNB Financial Corporation will be held at 88 North Main Street, Three Rivers, Michigan, on November __, 2007 at 6:00 p.m. local time, for the following purposes:

          1.          To consider and vote upon a proposal to approve an agreement and plan of merger between FNB Financial Corporation and Southern Michigan Bancorp, Inc.

          2.          To transact such other business as may properly come before the meeting.

          The Board of Directors has established the close of business on October 12, 2007, as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournment of the meeting. Shareholders of FNB are entitled to assert dissenters' rights under the Michigan Business Corporation Act ("MBCA") with respect to the merger as provided in and in compliance with the provisions of the MBCA.
By Order of the Board of Directors, Cheryl Moeslein Secretary

[October __, 2007]

YOUR VOTE IS IMPORTANT. EVEN IF YOU PLAN TO
ATTEND THE MEETING, PLEASE SIGN, DATE AND
RETURN THE ENCLOSED PROXY PROMPTLY.

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER
Q:	What am I being asked to vote on?

A:

You are being asked to vote to approve an agreement and plan of merger between Southern and FNB (attached as Appendix A to this prospectus and proxy statement). If the plan of merger is approved, FNB will merge with and into Southern.

Q:	If I own FNB common stock, what will I receive in the merger?

A:

You may elect to receive, upon completion of the merger, Southern common stock, cash, or a combination of both. If the plan of merger is approved and the merger is subsequently completed, each outstanding share of FNB common stock that you hold will be converted into the right to receive, at your election, either $45.35 in cash or 1.87 shares of Southern common stock (plus cash in lieu of any fractional share), or a combination of both. All elections are subject to an allocation adjustment to ensure that approximately 50% of the outstanding shares of FNB common stock will be converted into the right to receive cash and 50% of the outstanding shares of FNB common stock will be converted into the right to receive Southern common stock. Because elections are subject to potential allocation, there can be no assurance that you will receive the type or proportion of consideration you elect as to all your shares of FNB common stock. See "The Merger-What FNB Shareholders Will Receive in the Merger."

Q:	What are the federal tax consequences of the merger to me?

A:

FNB and Southern have received an opinion from legal counsel that you generally will not recognize federal income tax gain or loss on the Southern common stock that you receive. You will be subject to tax on the cash you receive. You should carefully review the section of this prospectus and proxy statement entitled "The Merger-Material Federal Income Tax Consequences." In addition, you should consult your own tax advisors for a full understanding of the tax consequences of the merger.

Q:	What should I do now?

A:

After you have carefully read this prospectus and proxy statement, simply indicate on your proxy card how you want to vote with respect to the proposal to approve the plan of merger. Complete, sign, date, and mail the proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares will be represented and voted at the meeting.

Q:	What must shareholders do to elect to receive cash or Southern common stock?

A:

To elect to receive cash or Southern common stock for any or all of your shares of FNB common stock, you must indicate in the place provided on the election form sent by the exchange agent, Southern Michigan Bank & Trust (the "Exchange Agent"), the number of shares of FNB common stock for which you prefer to receive cash or Southern common stock, or indicate that you have no preference, sign the form, and return the form to the Exchange Agent so that it is received before 6:00 p.m. Eastern time on November 27, 2007 (the "Election Deadline"). If you do not submit an election form before the Election Deadline, you will be deemed to have indicated that you are making no election, and thus have no preference, for your shares of FNB common stock. See "The Merger-Election Procedure."

Q:	Should I send in my stock certificates now?

A:

No. Please DO NOT send in your stock certificates with your proxy card. As soon as practicable after mailing of this prospectus and proxy statement, you will receive an election form and transmittal materials from the Exchange Agent with instructions for surrendering your shares of FNB common stock. You should carefully read and follow the instructions in the letter of transmittal regarding how and when to surrender your FNB stock certificates. To make a valid election, you will need to deliver to the Exchange Agent before the Election Deadline the election form and letter of transmittal, any other transmittal materials, and your stock certificates according to the instructions on the election form and letter of transmittal. See "The Merger-Election Procedure."

Q:	Can I revoke or change my election after I mail my election form?

A:

Yes. You may revoke or change your election at any time before the Election Deadline by submitting a new election form to FNB. If you revoke your election form and then do not re-submit an election form that is timely, you will be deemed to have indicated that you are making no election with respect to your shares of FNB common stock. See "The Merger-Election Procedure."

Q:	Are shareholders guaranteed to receive the amount of Southern common stock or cash that they request on their election form?

A:

No. The plan of merger requires that approximately 50% of the total number of shares of FNB common stock will be converted into cash and 50% of the total number of shares of FNB common stock will be converted into Southern common stock. It is possible, therefore, that if you elect cash or stock for all or a portion of your shares of FNB common stock, you could receive a different proportion of cash or stock than you elected.

If the total number of shares of FNB common stock for which a stock election has been made (the "Stock Election Number") is less than 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger, allocations of Southern common stock will be made, first to elections that did not specify either cash or stock and then to cash elections, so that the total number of shares of FNB common stock converted into Southern common stock is approximately 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger.

If the Stock Election Number is more than 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger, allocations of cash will be made, first to elections that did not specify cash or stock and then to stock elections, so that the total number of shares of FNB common stock converted into Southern common stock is approximately 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger. See "The Merger-Allocation Procedure."

Q:	What happens if I do not make an election?

A:

If the Stock Election Number is less than 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger, then all "non-election" shares will be converted into the right to receive Southern common stock to the extent necessary to reduce the number of shares electing cash to 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger .

If the Stock Election Number is more than 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger, then all "non-election" shares will be converted into the right to receive cash to the extent necessary to reduce the Stock Election Number to 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger.

If less than all the non-election shares are necessary to adjust the Stock Election Number so that it equals 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger, the remaining non-election shares will receive a combination of Southern common stock and cash (allocated on a pro rata basis). See "The Merger-Allocation Procedure."

Q:	Will I receive any fractional shares of Southern common stock?

A:

No. Southern will not issue fractional shares of Southern common stock in the merger. An FNB shareholder who would otherwise be entitled to receive a fraction of a share of Southern common stock in the merger will instead receive an amount of cash determined by multiplying that fraction by $45.35.

Q:	Who can vote and what vote is required to approve the plan of merger?

A:

FNB shareholders of record on the record date, October 12, 2007, are entitled to receive notice of and vote at the special meeting. The affirmative vote of the holders of a majority of the shares of FNB common stock outstanding as of the record date for the special meeting is required to approve the plan of merger.

Q:	Why is my vote important?

A:	If you do not return your proxy card or vote in person at the special meeting, it will have the same effect as a vote against approval of the plan of merger.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:

Yes. If you have not voted through your broker, there are two ways for you to revoke your proxy and change your vote. First, you may send a written notice to the President of FNB, Richard E. Dyer, stating that you would like to revoke your proxy. This notice must be received before the special meeting date. Second, you may vote in person at the special meeting. If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker to change your vote. Your last vote will be the vote that is counted.

Q:	If my shares are held in "street name" by my broker, will my broker vote my shares for me?

A:

Without instructions from you, your broker cannot vote your shares on the proposal to approve the plan of merger. If your shares are held in street name, you should instruct your broker as to how to vote your shares, following the instructions contained in the voting instructions card that your broker or its agent provides to you. Without instructions, your shares will not be voted, which will have the same effect as if you voted against approval of the plan of merger.

Q:	What risks should I consider before I vote on the plan of merger?

A:	We encourage you to read carefully the detailed information about the plan of merger and the merger contained in this prospectus and proxy statement, including the section entitled "Risk Factors."

Q:	Do I have appraisal or dissenters' rights if I object to the merger?

A:

Yes. Under Michigan law, shareholders of FNB may dissent from the proposed merger and be paid the "fair value" for their shares of FNB common stock if the merger is approved. To be entitled to this payment, you must not vote for approval of the plan of merger and deliver a written notice of dissent to FNB at or before the special meeting before the vote is taken. You should read carefully the section of this prospectus and proxy statement entitled "Rights of Dissenting Shareholders."

Q:	Whom should I contact with questions about the special meeting or the merger?

A:	FNB Financial Corporation 88 North Main Street Three Rivers, Michigan 49093 Attn: Richard E. Dyer (269) 273-1715	Southern Michigan Bancorp, Inc. 51 West Pearl Street Coldwater, Michigan 49036 Attn: John H. Castle (517) 279-5500

SUMMARY

          This summary highlights selected information from this prospectus and proxy statement and may not contain all of the information that is important to you. For a more complete description of the legal terms of the merger of Southern and FNB, you should carefully read and consider the plan of merger attached as Appendix A to this prospectus and proxy statement.

The Companies

Southern Michigan Bancorp, Inc.
51 West Pearl Street
Post Office Box 309
Coldwater, Michigan 49036
(517) 279-5500

          Southern Michigan Bancorp, Inc. ("Southern") is a bank holding company headquartered in Coldwater, Michigan. Southern is the parent company of Southern Michigan Bank & Trust ("Southern Michigan Bank"). Southern Michigan Bank is the parent company of SMB Mortgage Company and SMB&T Financial Services, Inc. Southern Michigan Bank operates 11 banking offices located in Athens, Battle Creek, Camden, Coldwater, Hillsdale, Marshall, North Adams, Tekonsha, and Union City, Michigan. Southern's website address is http://www.smb-t.com.

FNB Financial Corporation
88 North Main Street
Post Office Box 407
Three Rivers, Michigan 49093
(269) 273-1715

          FNB Financial Corporation ("FNB") is a bank holding company headquartered in Three Rivers, Michigan. FNB is the parent company of The First National Bank of Three Rivers, a national banking association ("FNB Bank"). FNB Bank is the parent company of FNB Financial Services. FNB Bank operates 7 banking offices located in Three Rivers, Cassopolis, Mendon, Constantine, and Centreville, Michigan. FNB's website address is https://www.fnbtr.com.

Summary of Certain Aspects of the Merger

          Structure of the Merger (see page 27). If the merger is completed, FNB will be merged with and into Southern. The surviving corporation will be Southern. The surviving corporation will own FNB Bank and Southern Michigan Bank and all of the other assets of FNB and Southern.

          What FNB Shareholders Will Receive in the Merger (see page 27). If the merger is completed as planned, subject to certain possible adjustments as provided in the plan of merger, you will receive either (1) 1.87 shares of Southern common stock, (2) $45.35 in cash, or (3) a combination of both for each share of FNB common stock.

          You will be receiving an election form and transmittal materials from the Exchange Agent with instructions for electing to receive cash or Southern common stock for your shares of FNB common stock and for surrendering your FNB stock certificates. You should carefully read and follow the instructions in the letter of transmittal regarding how and when to surrender your stock certificates. Your properly completed election form and letter of transmittal and your FNB stock certificates must be received by the Exchange Agent no later than 6:00 p.m. on November 27, 2007 for your election to be effective.

          The total number of shares of FNB common stock to be converted into Southern common stock must be approximately 50% of the total outstanding shares of FNB common stock outstanding at the effective time of the merger. If the number of shares of FNB common stock that FNB shareholders elect to be exchanged for shares of Southern common stock exceed or are less than this number, then the amount of cash and/or shares of Southern common stock that will be received by holders of FNB common stock may be reduced or increased, as the case may be. These allocation procedures are described in detail beginning on page 29 of this prospectus and proxy statement.

          Recommendation to FNB Shareholders to Approve the Merger (see page 33). After careful consideration, FNB's board of directors has determined that the merger would be in the best interests of FNB's shareholders. FNB's board of directors recommends that you vote FOR the proposal to approve the plan of merger.

          Fairness Opinion (see page 44). In deciding to adopt the plan of merger, FNB's board of directors considered the opinion of its financial advisor, Austin Associates, LLC, that the per share consideration to be received by FNB shareholders in the merger is fair to FNB shareholders from a financial point of view. The written opinion of Austin Associates is attached as Appendix B to this prospectus and proxy statement.

          Completion of the Merger (see page 32). Completion of the merger is subject to certain conditions, including, among others, that the shareholders of FNB approve the plan of merger, that necessary regulatory approvals be obtained, that no proceeding seeking to prevent the merger be pending or threatened, and that Southern and FNB obtain various ancillary certificates, opinions and agreements. At any time before the effective time of the merger, the boards of directors of Southern and FNB may, by mutual consent, abandon the merger. In addition, for certain specified reasons the board of directors of either Southern or FNB may abandon the merger.

          It is expected that the closing of the merger will occur, and the merger will become effective, on or before December 31, 2007.

          Vote Required for Approval (see page 23). Only holders of record of FNB common stock on October 12, 2007 have the right to vote on approval of the plan of merger.

          To approve the plan of merger, the holders of at least a majority of the shares of FNB common stock issued and outstanding as of the record date must vote FOR approval of the plan of merger.

          As of August 15, 2007, FNB's directors, executive officers, and their affiliates beneficially owned 55,089 shares, or approximately 9.6% of the shares of FNB common stock entitled to vote on the plan of merger. FNB's directors have advised FNB that they intend to vote their shares for approval of the plan of merger.

          Regulatory Approvals (see page 32). Completion of the merger is subject to the approval of the Federal Reserve Board. The applications to obtain such approval have been filed with the Federal Reserve Board as of the date of this prospectus and proxy statement. Although we do not know of any reason why we will not obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

          Dissenters' Rights (see page 185). Under the provisions of Section 762 of the Michigan Business Corporation Act ("MBCA"), any FNB shareholder may dissent from the proposed merger and be paid the "fair value" of his or her shares (if the plan of merger is approved by the shareholders of FNB and the proposed merger is completed) by complying with the procedures set forth in Sections 761 through 774 of the MBCA.

          Shareholders of FNB who would like to assert dissenters' rights may send a written notice of dissent to Mr. Richard E. Dyer, President and CEO, FNB Financial Corporation, 88 North Main Street, Post Office Box 407, Three Rivers, Michigan 49093.

          Federal Income Tax Consequences (see page 41). Generally speaking, because you may receive a combination of Southern common stock and cash, you should recognize capital gain, but not loss, on the exchange of your shares of FNB common stock to the extent of the lesser of cash received or gain realized in the exchange. FNB and Southern have received an opinion from legal counsel that you generally will not recognize federal income tax gain or loss on the Southern common stock that you receive. This tax treatment might not apply to all FNB shareholders. You should carefully review the section of this prospectus and proxy statement entitled "The Merger-Material Federal Income Tax Consequences." In addition, you should consult your own tax advisors for a full understanding of the tax consequences of the merger.

          Accounting Treatment (see page 41). Southern expects to account for the merger under the purchase method of accounting. See "The Merger-Accounting Treatment."

          Ownership of Southern Common Stock by Southern Directors and Executive Officers After the Merger (see page 188). Upon completion of the merger, Southern directors and executive officers as a group will own approximately 6.91% of the then outstanding Southern common stock.

          Ownership of Southern Common Stock by FNB Shareholders After the Merger (see page 28). Upon completion of the merger, FNB shareholders as a group will own approximately 23% of the then outstanding Southern common stock.

          Comparison of Rights of FNB Shareholders to Rights of Shareholders in the Combined Organization (see page 37). An FNB shareholder holding a given percentage of the outstanding shares of FNB common stock will hold a lesser percentage of common stock in the combined organization after the merger. The corporate affairs of the combined organization will be governed by the MBCA, just as the corporate affairs of FNB were governed by the MBCA. The rights of shareholders of the combined organization under the MBCA after the merger will not significantly differ from the present rights of shareholders of FNB under the MBCA.

          Financial Interests of Certain Insiders of FNB (see page 205). Certain insiders of FNB (members of management and the board of directors of FNB and its subsidiaries) may be deemed to have financial interests in the merger in addition to their financial interests as shareholders of FNB generally. These financial interests exist because of, among other things, employment or severance agreements that the officers entered into with FNB, rights that FNB officers and directors have under FNB benefit plans, and rights to indemnification and directors and officers insurance following the merger. The FNB board of directors was aware of these financial interests and considered them, among other matters, in approving the plan of merger.

          Funding of Cash Portion of Merger Consideration (see page 41). The cash portion of the merger consideration will be approximately $13,000,000. Southern intends to fund the cash portion of the merger consideration with a combination of a cash dividend from Southern Michigan Bank and loan proceeds of approximately $9,000,000.

Market Value of Shares

          There is no public trading market for FNB common stock and trading activity in FNB common stock is infrequent. Southern common stock is traded in the OTC Bulletin Board market and trading activity in Southern common stock is relatively infrequent. Transactions in Southern common stock and FNB common stock are occasionally effected by individuals on an informal basis. Some transactions are effected through the involvement of local brokerage firms. The prices at which such transactions are effected are not always available to Southern and FNB.

          The following table sets forth the market value per share of Southern common stock, the market value per share of FNB common stock and the pro forma equivalent market value per share of FNB common stock on April 17, 2007 (the last business day preceding public announcement of the merger). The equivalent market value for stock election is the estimated market value of Southern common stock to be received in the merger by FNB shareholders for each share of FNB common stock. This value is estimated assuming a market value of $23.85 per share for Southern common stock and using a conversion ratio of 1.87 shares of Southern common stock for each share of FNB common stock.

          The historical market value of Southern common stock used to determine the equivalent market value for stock election is the closing sales price on April 17, 2007, as reported on the OTC Bulletin Board.

          There were no sales of FNB common stock reported to management on April 17, 2007. The historical market value per share of FNB common stock shown for that date is the per share sales price in the last sale of FNB common stock reported to management before April 17, 2007.
FNB
	Southern Historical	FNB Historical	Equivalent Market Value for Stock Election	Equivalent Market Value for Cash Election
April 17, 2007	$ 23.85	$ 22.00	$ 44.59	$ 45.35

Selected Historical Financial Data (Unaudited)

          The following tables show summarized historical consolidated financial data for Southern and FNB. The tables are unaudited. The information in the tables is derived from Southern's and FNB's audited financial statements for 2002 through 2006 and unaudited interim financial statements for the six months ended June 30, 2007 and 2006. This information is only a summary. You should read it in conjunction with the financial statements, related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations, and other information included in this prospectus and proxy statement.
	Six Months Ended June 30,		Year Ended December 31,
Southern Michigan Bancorp, Inc.	2007	2006	2006	2005	2004	2003	2002
	(unaudited) (in thousands, except per share amounts)
Income Statement Data:
Net interest income	$7,219	$7,173	$14,495	$13,437	$12,264	$11,865	$12,307
Provision for loan losses	200	50	500	750	-	900	2,671
Net income	2,047	1,943	4,009	3,802	3,604	3,263	1,033
Balance Sheet Data (period end):
Assets	331,268	323,172	329,891	317,952	313,458	321,587	320,683
Deposits	282,167	269,918	282,509	268,078	251,868	254,701	262,349
Other borrowings	6,281	7,588	7,157	12,164	21,903	27,621	22,646
Subordinated debentures	5,155	5,155	5,155	5,155	5,155	-	-
Shareholders' equity	29,892	27,116	28,482	26,110	27,465	26,358	24,873

Common Share Summary(1):
Diluted earnings per share	1.15	1.10	2.26	2.12	1.86	1.68	0.52
Dividends per share	0.40	0.38	0.78	0.67	0.64	0.61	0.61
Book value per share	17.77	16.11	16.95	15.45	15.02	14.25	13.47
Weighted average diluted shares
outstanding	1,772,401	1,771,647	1,770,835	1,791,721	1,929,487	1,933,594	1,960,165

	Six Months Ended June 30,		Year Ended December 31,
FNB Financial Corporation	2007	2006	2006	2005	2004	2003	2002
	(unaudited) (in thousands, except per share amounts)
Income Statement Data:
Net interest income	$2,554	$2,803	$5,460	$5,275	$4,791	$4,935	$5,518
Provision for loan losses	270	240	1,195	285	375	520	702
Net income	385	701	774	614	1,367	1,102	902
Balance Sheet Data (period end):
Assets	145,182	144,129	151,172	145,664	143,131	136,085	140,238
Deposits	122,865	121,303	129,486	119,912	116,958	115,505	118,710
Other borrowings	8,150	9,000	8,000	12,367	12,195	7,639	8,709
Shareholders' equity	12,533	12,221	12,379	12,100	12,208	11,932	11,664

Common Share Summary:
Diluted earnings per share	0.67	1.21	1.35	1.05	2.33	1.86	1.52
Dividends per share	0.00	0.44	0.88	0.88	0.88	0.88	0.80
Book value per share	21.86	21.17	21.53	20.80	20.77	20.30	19.70
Weighted average diluted shares
outstanding	573,339	578,743	575,440	582,814	587,821	590,977	592,000

(1)	All per share data is adjusted for stock dividends.

Summary Selected Pro Forma Combined Data (Unaudited)

          The following table shows selected financial information on a pro forma combined basis giving effect to the merger as if the merger had become effective at the end of the period presented, in the case of balance sheet information, and at the beginning of the period presented, in the case of income statement information. The pro forma information reflects the purchase method of accounting.

          Southern anticipates that the merger will provide the combined organization with financial benefits that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined organization under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined organization would have been had the companies been combined as of the date and during the periods presented.

          You should read this summary pro forma information in conjunction with the information under "Unaudited Pro Forma Combined Condensed Consolidated Financial Statements" beginning on page 53.
	Six Months Ended June 30, 2007	Year Ended December 31, 2006
	(dollars in thousands)
Pro Forma Combined Income Statement Data:
Net interest income	$9,429	$19,247
Provision for loan losses	470	1,695
Net income	2,041	3,987

Pro Forma Combined Balance Sheet Data (period end)(1):
Assets	$487,867	$492,176
Loans (net of allowance for loan losses)	330,679	341,184
Deposits	404,912	411,875
Other borrowings	23,270	23,996
Shareholders' equity	42,767	41,357

Common Share Data(1):
Diluted earnings per share	$0.88	$1.73
Dividends per share	0.40	0.78
Book value per share	19.28	18.66
______________
(1)

The pro forma combined balance sheet data assumes the issuance of approximately 536,073 shares of Southern common stock, plus the payment of approximately $13,000,484 in cash, in exchange for all of the outstanding shares of FNB common stock. This does not take into account the rounding up of fractional shares of FNB common stock to the nearest whole number. This assumes an exchange ratio of either (1) 1.87 shares of Southern common stock, (2) $45.35 in cash, or (3) a combination of both for each share of FNB common stock outstanding as of August 15, 2007. The aggregate merger consideration to be paid by Southern to all FNB shareholders is subject to certain possible adjustments pursuant to the plan of merger.

Capital Ratios

          Under the risk-based capital guidelines presently in effect for banks and bank holding companies, minimum capital levels are based on the perceived risk in the various asset categories. Certain off-balance-sheet instruments, such as loan commitments and letters of credit, require capital allocations. Bank holding companies, such as Southern and FNB, are required to maintain minimum risk-based capital ratios. Southern's and FNB's ratios are above the regulatory minimum guidelines. The following table shows capital ratios and requirements as of December 31, 2006.
		Risk-based Capital
	Leverage %	Tier 1%	Total %
Southern's capital ratios	10.8%	12.9%	14.1%
FNB's capital ratios	8.5	11.6	12.8
Pro forma combined capital ratios - holding company	7.4	9.3	10.0
Regulatory capital ratios - "well-capitalized" definition	5.0	6.0	10.0
Regulatory capital ratios - minimum requirement	4.0	4.0	8.0

Comparative Per Share Data

          The following table shows information about income per share, dividends per share, and book value per share, combined in a manner that is referred to as "pro forma" information.

          Southern anticipates that the combined organization will derive financial benefits from the merger that include reduced operating expenses and the opportunity to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of the combined organization under one set of assumptions, does not reflect these benefits and, accordingly, does not attempt to predict or suggest future results. The pro forma information also does not necessarily reflect what the historical results of the combined organization would have been had the companies been combined during these periods.

          The information in the following table is based on, and should be read together with, the historical financial information that is presented in this document and with the combined condensed consolidated pro forma financial statements presented elsewhere in this document.
	Southern Historical	FNB Historical	Pro Forma Combined (1)(2)(3)	Equivalent Pro Forma Per Share of FNB (4)
Comparative Per Share Data

Basic earnings
Six months ended June 30, 2007	$1.16	$0.67	$0.89	$1.66
Year ended December 31, 2006	2.27	1.35	1.73	3.24

Diluted earnings
Six months ended June 30, 2007	$1.15	$0.67	$0.88	$1.65
Year ended December 31, 2006	2.26	1.35	1.73	3.24

Cash Dividends Declared
Six months ended June 30, 2007	$0.40	$0.00	$0.40	$0.40
Year ended December 31, 2006	0.78	0.88	0.78	0.78

Tangible Book Value
Six months ended June 30, 2007	$17.40	$21.86	$12.57	$23.51
Year ended December 31, 2006	16.58	21.53	12.08	22.57

(1)

The pro forma combined earnings per share amounts were calculated by totaling the historical earnings of Southern and FNB , adjusted for purchase accounting entries, and dividing the resulting amount by the average pro forma shares of Southern and FNB, giving effect to the merger as if it had occurred as of the beginning of the periods presented. The average pro forma shares of Southern and FNB reflect historical basic and diluted shares, plus historical basic and diluted average shares of FNB, as adjusted based on the fixed exchange ratio of (1) 1.87 shares of Southern common stock, (2) the payment of $45.35 in cash, or (3) a combination of both, for each share of FNB common stock. The aggregate merger consideration to be paid by Southern is subject to certain adjustments pursuant to the plan of merger. The pro forma earnings amounts do not take into consideration any operating efficiencies or synergies that may be realized as a result of the merger.

(2)	Pro forma combined cash dividends paid represents Southern's historical amount only.
(3)	The pro forma combined tangible book value data gives effect to the merger as if it had occurred on the last day of the period presented.
(4)

The equivalent pro forma per share of FNB amounts were calculated by multiplying the pro forma combined amounts by the fixed exchange ratio of 1.87 shares of Southern common stock for each share of FNB common stock. These amounts do not take into consideration any operating efficiencies or synergies that may be realized as a result of the merger. This data is presented for comparative purposes only.

RISK FACTORS

          In addition to the other information included in this prospectus and proxy statement, you should carefully consider the risks described below in determining whether to approve the plan of merger.

Risks Associated with the Merger

FNB shareholders are not guaranteed to receive the amount of cash that they request on their election form.

          The plan of merger requires that approximately 50% of the total number of shares of FNB common stock will be converted into Southern common stock and 50% of the total number of shares of FNB common stock will be converted into cash. It is possible, therefore, that you will receive a different proportion of cash and stock than you elect. See "The Merger-Allocation Procedure."

The value of the stock consideration you receive in the merger will fluctuate with the price of Southern common stock.

          There will be no adjustment made to the merger consideration you are entitled to receive as a result of fluctuations in the market price of FNB common stock or Southern common stock. As a result, it is possible that the value of any Southern common stock you receive in the merger will be different than the value of such shares on the date the board of directors adopted the plan of merger, on the date of the information concerning stock value presented in this prospectus and proxy statement, on the date you make your decision to elect cash or stock, and on the date that you vote to approve the plan of merger. The value of any Southern common stock you receive in the merger may also be materially different than the cash consideration per share to be paid in the merger. Because of the process for allocation of stock consideration and cash consideration in the event of over-election, it is possible that all FNB shareholders will receive some Southern common stock even if they elect to receive all cash.

          Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Southern's business, operations and prospects, and regulatory considerations. Many of these factors are beyond Southern's control. Accordingly, at the time of the special meeting, you will not necessarily know or be able to calculate the exact value of the shares of Southern common stock you will receive upon completion of the merger.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated, any of which could result in an inability to complete the merger.

          The merger must be approved by the Federal Reserve Board, which will consider, among other factors, the competitive impact of the merger, Southern's financial and managerial resources, and the convenience and needs of the communities to be served. As part of that consideration, we expect that the Federal Reserve Board will review capital position, safety and soundness, legal and regulatory compliance matters, and Community Reinvestment Act matters. Federal Reserve Board approval may not be received, may take longer than expected, or may impose conditions that are not presently anticipated, any of which could result in an inability to complete the merger.

The plan of merger limits FNB's ability to pursue alternatives to the merger.

          The plan of merger contains provisions that limit FNB's ability to encourage or consider competing third-party proposals to acquire FNB, all or a significant part of its stock, or other similar business combinations. In addition, FNB has agreed to pay Southern a fee of $1,000,000 if the plan of merger is not completed and FNB enters into certain business transactions with third parties. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of FNB from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire FNB than it might otherwise have proposed to pay.

FNB shareholders will have less influence as shareholders of Southern than as shareholders of FNB.

          You currently have the right to vote in the election of the board of directors of FNB and on other matters affecting FNB. If the merger occurs and you become a shareholder of Southern, you will have the right to vote in the election of the board of directors of Southern and other matters affecting Southern. However, your percentage ownership of Southern will be much smaller than your percentage ownership of FNB and you might have less influence in the management policies of the combined organization's operations than you had on FNB's before the merger. Upon completion of the merger, FNB shareholders as a group will own approximately 23% of the then outstanding Southern common stock.

Directors and officers of FNB have financial interests in the merger that differ from the financial interests of non-director or non-management shareholders.

          Some of the directors and officers of FNB have financial interests in the merger that differ from, or are in addition to, their financial interests as shareholders of FNB generally. These financial interests exist because of, among other things, employment or severance agreements that the officers entered into with FNB, rights that FNB officers and directors have under FNB benefit plans, and rights to indemnification and directors and officers insurance following the merger. In addition, three of the members of the FNB board of directors will join the board of directors of Southern. Although the members of each of FNB's and Southern's board of directors knew about these additional financial interests and considered them when they adopted the plan of merger and the merger, you should understand that some of the directors and officers of FNB will receive financial benefits or other payments in connection with the merger that you will not receive. See "Voting and Management Information-Interests of Certain Persons."

The opinion obtained by FNB from its financial advisor will not reflect subsequent changes.

          Austin Associates, the financial advisor to FNB, has delivered a "fairness opinion" to the board of directors of FNB. The opinion of Austin Associates is directed to the board of FNB and is not a recommendation to any shareholder on how to vote on the plan of merger, the form of consideration any shareholder should elect in the merger, or any other matter. The opinion, which was originally issued on April 17, 2007, and which was updated as of the date of this document, states that, based upon and subject to the assumptions and limitations on review set forth in the opinion, the merger consideration is fair, from a financial point of view, to FNB shareholders. The opinion does not reflect changes that may occur or may have occurred after the date of this updated opinion, including changes to the operations and prospects of Southern or FNB, changes in general market and economic conditions, or regulatory or other factors. Any such changes, or other factors on which the updated opinion is based, may alter the relative value of Southern and FNB.

The merger may fail to qualify as a reorganization for federal income tax purposes, resulting in your recognition of taxable gain or loss in respect of all of your FNB common stock.

          Southern and FNB have received an opinion from legal counsel that the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986. The Internal Revenue Service (the "IRS") will not provide a ruling on the matter. The opinion from legal counsel does not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, you generally would recognize gain or loss on each share of FNB common stock surrendered in an amount equal to the difference between your adjusted tax basis in that share and the sum of the amount of cash and the fair market value of the Southern common stock received in exchange for that share upon completion of the merger.

In certain cases, such as if the merger is not completed by December 31, 2007, or if one or more events occur that have a material adverse effect on either Southern or FNB, either Southern or FNB or both may choose to abandon the merger.

          In certain cases, such as if the merger is not completed by December 31, 2007, or if one or more events occur that have a material adverse effect on either Southern or FNB, either Southern or FNB, if it is not in breach of its obligations under the plan of merger, may terminate the plan of merger and abandon the merger. For a fuller discussion of the circumstances under which either Southern or FNB or both may terminate the plan of merger and abandon the merger, see "The Merger-Abandonment of the Merger."

Risks Associated with Southern Common Stock

There is not an active public trading market for Southern common stock and Southern does not expect an active trading market for Southern common stock to develop after the merger.

          Southern common stock is traded in the OTC Bulletin Board market. Transactions in the stock are relatively infrequent. Although the number of shares of Southern common stock and shareholders will increase as a result of the merger, Southern does not expect an active trading market for Southern common stock to develop after the merger.

Southern's ability to pay dividends is limited and Southern may be unable to pay future dividends.

          Southern's ability to pay dividends is limited by regulatory restrictions and the need to maintain sufficient consolidated capital. The ability of Southern Michigan Bank to pay dividends to Southern is limited by its obligations to maintain sufficient capital and by other general restrictions on its dividends that are applicable to banks. If Southern or Southern Michigan Bank does not satisfy these regulatory requirements, Southern would be unable to continue to pay dividends on its common stock.

Southern may issue additional shares of its common stock in the future, which would dilute your ownership if you did not, or were not permitted to, invest in the additional issuances.

          Southern's articles of incorporation authorize its board of directors, without shareholder approval, to, among other things, issue additional common stock. The issuance of any additional shares of Southern common stock could be substantially dilutive to your ownership of Southern common stock. To the extent that Southern issues stock appreciation rights, options or warrants to purchase Southern common stock in the future and those stock appreciation rights, options or warrants are exercised, Southern's shareholders may experience further dilution. Holders of shares of Southern common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, Southern's shareholders may not be permitted to invest in future issuances of Southern common stock.

Southern may issue debt and equity securities that are senior to Southern common stock as to distributions and in liquidation, which could negatively affect the value of Southern common stock.

          In the future, Southern may attempt to increase its capital resources by entering into debt or debt-like financing that is unsecured or secured by all or up to all of Southern's assets, or issuing debt or equity securities, which could include issuances of secured or unsecured commercial paper, medium-term notes, senior notes, subordinated notes, preferred stock or common stock. In the event of Southern's liquidation, its lenders and holders of its debt securities would receive a distribution of Southern's available assets before distributions to the holders of Southern common stock. Because Southern's decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond Southern's control, Southern cannot predict or estimate the amount, timing or nature of its future offerings and debt financings. Further, market conditions could require Southern to accept less favorable terms for the issuance of its securities in the future. Thus, shareholders will bear the risk of Southern's future offerings reducing the value of their shares of Southern common stock and diluting their interest in Southern.

Unless you obtain prior consent from Southern, you will not be permitted to transfer to another party your shares of Southern common stock if the party who would receive the shares would own of record fewer than 100 shares of Southern common stock.

          Southern's articles of incorporation provide that a shareholder may not transfer shares of Southern common stock without the consent of Southern, if, as a result of an attempted transfer, the party who would receive the shares would own fewer than 100 shares of Southern common stock. "Transfer" means any type of disposition, including a sale, gift, contribution, pledge, or other action that results in a change of record ownership of any share of Southern common stock. Southern may withhold its consent in its discretion. This restriction will limit the transferability of your shares of Southern common stock and, unless you obtain Southern's prior consent, you will be prohibited from transferring fewer than 100 shares of your Southern common stock if the party who would receive the shares would own of record fewer than 100 shares of Southern common stock.

Risks Related to Southern's Business

Combining Southern and FNB may be more difficult, costly, or time-consuming than we expect.

          Southern and FNB have operated, and, until completion of the merger, will continue to operate, independently. It is possible that the integration process for the merger could result in the loss of key employees or disruption of either or both of the banks' ongoing business or inconsistencies in standards, procedures and policies that would adversely affect their ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. If Southern has difficulties with the integration process, Southern might not achieve the economic benefits expected to result from the merger. As with any merger of banking institutions, the merger may also result in business disruptions that cause either or both of the banks to lose customers or cause customers to remove their deposits or loans from the banks and move their business to competing financial institutions.

If Southern's allowance for loan losses is not sufficient to cover actual loan losses, Southern's earnings could decrease.

          Southern's loan customers may not repay their loans according to the terms of these loans, and the collateral securing the payment of these loans may be insufficient to assure repayment. Southern may experience significant loan losses, which could have a material adverse effect on its operating results. Southern's management makes various assumptions and judgments about the collectibility of Southern's loan portfolio, including the creditworthiness of its borrowers and the value of the real estate and other assets serving as collateral for the repayment of many of Southern's loans. Southern maintains an allowance for loan losses to cover loan losses that may occur. In determining the size of the allowance, Southern relies on an analysis of its loan portfolio based on historical loss experience, volume and types of loans, trends in classification, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information. As Southern expands into new markets, its determination of the size of the allowance could be understated due to Southern's lack of familiarity with market-specific factors.

          If Southern's assumptions are wrong, its current allowance may not be sufficient to cover loan losses, and adjustments may be necessary to allow for different economic conditions or adverse developments in Southern's loan portfolio. Material increases to Southern's allowance would materially decrease its net income.

          In certain situations, where collection efforts are unsuccessful or acceptable work-out arrangements cannot be reached, Southern may have to write off certain loans in whole or in part. In such situations, Southern may acquire real estate or other assets, if any, which secure the loans through foreclosure or other similar available remedies. In such cases, the amount owed under the defaulted loan often exceeds the value of the assets acquired.

          In addition, federal and state regulators periodically review Southern's allowance for loan losses and may require Southern to increase its provision for loan losses or recognize further loan charge-offs based on judgments different than those of Southern's management. Any increase in Southern's allowance for loan losses or loan charge-offs as required by these regulatory agencies could have a negative effect on Southern's operating results.

Losses on loans acquired as a result of the merger could result in a decrease in Southern's earnings.

          As a result of the merger, Southern will acquire FNB Bank and its entire loan portfolio. FNB Bank's loans were not underwritten and administered under the supervision of Southern's management or under Southern's loan policies, and future loan loss development on the acquired loan portfolio may be different, and may be less favorable, than Southern's historical loan loss experience. FNB's recent historical loan loss experience has been less favorable than Southern's. Thus, it is possible that the merger will result in Southern being forced to increase its consolidated provisions for loan losses in the future resulting in a decrease in Southern's earnings.

Southern's loan portfolio includes a substantial percentage of commercial and industrial loans, which may be subject to greater risks than those related to residential loans.

          Southern's commercial and industrial loan portfolio was $170,878,000 at December 31, 2006, comprising 67.6% of total loans. Commercial and industrial loans generally carry larger loan balances and involve a greater degree of financial and credit risks than home equity loans or residential mortgage loans. Any significant failure to pay on time by Southern's customers would hurt Southern's earnings. The increased financial and credit risk associated with these types of loans is a result of several factors, including the concentration of principal in a limited number of loans and borrowers, the size of loan balances, the effects of general economic conditions on income-producing properties, and the increased difficulty of evaluating and monitoring these types of loans. The repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flow from the project is reduced, the borrower's ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, Southern may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

Prepayments of loans may negatively impact Southern's business.

          Generally, customers of Southern may prepay the principal amount of their outstanding loans at any time. The speed at which such prepayments occur, as well as the size of such prepayments, are within such customers' discretion. If customers prepay the principal amount of their loans, and Southern is unable to lend those funds to other borrowers or invest the funds at the same or higher interest rates, Southern's interest income will be reduced. A significant reduction in interest income could have a negative impact on Southern's results of operations and financial condition.

Changes in interest rates may negatively affect Southern's earnings and the value of its assets.

          Changes in interest rates may affect Southern's level of interest income, the primary component of its gross revenue, and the level of its interest expense, Southern's largest recurring expenditure. In recent years, the Federal Reserve Board has repeatedly increased its target federal funds rate. While the federal funds rate and other short-term market interest rates that Southern uses to guide its deposit pricing have increased, intermediate and long-term market interest rates, which influence Southern's loan pricing, have not increased proportionately. This has led to a "flattening" of the market yield curve. The flat yield curve may hurt Southern's interest rate spread and net interest margin because the interest rates Southern pays on its deposits may reprice upwards faster than the interest rates that Southern earns on its loans and investments. If short-term interest rates continue to rise so that the yield curve remains relatively flat or inverts, Southern's net interest spread and net interest margin may continue to compress, which would hurt its net interest income.

          Residential mortgage originations generated $627,000, or 3%, of Southern's gross revenue for the year ended December 31, 2006. Southern expects the number of residential real estate loans that it originates to be inversely related to interest rates. Accordingly, a period of rising interest rates may negatively affect Southern's residential mortgage origination business.

          Changes in the level of interest rates also may negatively affect Southern's ability to originate real estate loans, the value of Southern's assets and its ability to realize gains from the sale of its assets, all of which may adversely affect Southern's earnings. A decline in the market value of Southern's assets may limit its ability to raise additional capital. As a result, Southern could be required to sell some of its loans and investments under adverse market conditions or upon terms that are not favorable to Southern, in order to maintain its liquidity. If those sales are made at prices lower than the amortized costs of the investments, Southern will incur losses.

Loss of Southern's Chief Executive Officer or other executive officers could adversely affect its business.

          Southern's success is dependent upon the continued service and skills of its executive officers and senior management. If Southern loses the services of these key personnel, it could have a negative impact on Southern's business because of their skills, years of industry experience and the difficulty of promptly finding qualified replacement personnel. The services of John H. Castle, Southern's Chairman and Chief Executive Officer, Kurt G. Miller, Southern's President, and Danice L. Chartrand, Southern's Chief Financial Officer, would be particularly difficult to replace.

Southern's continued growth may require it to raise additional capital in the future, but that capital might not be available on acceptable terms when it is needed.

          Southern is required by federal and state regulatory authorities to maintain adequate levels of capital to support its operations. Southern expects that it may need to raise additional capital to support its continued growth after the merger. Southern's ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside Southern's control, and on its financial performance. Southern cannot assure you of its ability to raise additional capital on terms acceptable to Southern. If Southern cannot raise additional capital when needed, its ability to further expand its operations through organic growth and acquisitions could be materially impaired.

The merger may distract management of Southern from its other responsibilities.

          The acquisition of FNB could cause the management of Southern to focus its time and energies on matters related to the acquisition that otherwise would be directed to the business and operations of Southern. Any such distraction on the part of management, if significant, could affect its ability to manage existing business and develop new business and adversely affect the business and earnings of Southern.

Unanticipated costs relating to the merger could reduce Southern's future earnings per share.

          Southern believes it has reasonably estimated the likely costs of integrating the operations of FNB into Southern and the incremental costs of operating as a combined organization. However, it is possible that unexpected transaction costs, such as taxes, fees or professional expenses, or unexpected future operating expenses, such as increased personnel costs or increased taxes, and other types of unanticipated adverse developments, could have an adverse effect on the results of operations and financial condition of Southern after the merger. If unexpected costs are incurred, the merger could have a significant dilutive effect on Southern's earnings per share. In other words, if the merger is completed and Southern incurs such unexpected costs and expenses as a result of the merger, Southern believes that the earnings per share of Southern common stock could be less than they would have been if the merger had not been completed.

Southern's business is subject to the success of the local economies where it operates.

          Southern's success significantly depends upon the economy, population, income levels, deposits and housing starts in the southwest Michigan market. If this market does not grow or if prevailing economic conditions locally or nationally are unfavorable, Southern's business may be adversely affected. Adverse economic conditions in southwest Michigan, including the loss of certain significant employers, could reduce Southern's growth rate, affect the ability of its customers to repay their loans to Southern, and generally adversely affect Southern's financial condition and results of operations. Southern is less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies.

          Any adverse market or economic conditions in Michigan may disproportionately increase the risk that Southern's borrowers are unable to make their loan payments. In addition, the market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. Any sustained period of increased payment delinquencies, foreclosures or losses caused by adverse market or economic conditions in the State of Michigan could adversely affect the value of Southern's assets, revenues, results of operations and financial condition.

          Commercial banks and other financial institutions are affected by economic and political conditions, both domestic and international, and by governmental monetary policies. Conditions such as inflation, recession, unemployment, high interest rates, short money supply, scarce natural resources, international disorders, terrorism and other factors beyond Southern's control may adversely affect profitability.

Southern's recent operating results may not be indicative of its future operating results.

          Southern may not be able to sustain its historical rate of growth or may not even be able to grow its business at all. In the future, Southern may not have the benefit of a favorable interest rate environment, a strong residential mortgage market, or the ability to find suitable candidates for acquisition. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit Southern's ability to expand its market presence. If Southern experiences a significant decrease in its historical rate of growth, Southern's results of operations and financial condition may be adversely affected due to a high percentage of its operating costs being fixed expenses.

Competition from competing financial institutions and other financial service providers may adversely affect Southern's profitability.

          The banking business is highly competitive and Southern experiences competition in each of its markets from many other financial institutions. Southern competes with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national and international financial institutions that operate offices in Southern's primary market areas and elsewhere. In addition, some of the institutions that Southern competes against are not subject to the same regulatory restrictions as Southern, and accordingly, may have certain, inherent, cost advantages.

          Southern competes with these institutions both in attracting deposits and in making loans. Price competition for loans might result in Southern originating fewer loans, or earning less on its loans, and price competition for deposits might result in a decrease in Southern's total deposits or higher rates on its deposits. In addition, Southern has to attract its customer base from other existing financial institutions and from new residents. Many of Southern's competitors are larger financial institutions. While Southern believes it can and does successfully compete with these other financial institutions in its primary markets, Southern may face a competitive disadvantage as a result of its smaller size, lack of geographic diversification, and inability to spread its marketing costs across a broader market. Although Southern competes by concentrating its marketing efforts in its primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, Southern can give no assurance that this strategy will be successful.

Registration under the Securities Exchange Act of 1934 may adversely effect Southern's earnings.

          As a result of the merger, Southern will be required to become a registrant under the Securities Exchange Act of 1934 ("Exchange Act"). This will result in Southern becoming subject to the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and other laws, rules and regulations applicable to registered companies that were not applicable to Southern before the merger. Southern will incur substantial additional expenses to comply with these laws and regulations that may adversely effect its earnings when compared to prior periods. Complying with these laws and regulations will require substantial time and attention of Southern's board of directors and management, reducing the time and attention they will have available for integrating FNB's business and operations and managing the combined organization. Companies that are subject to these laws and regulations are also believed to be subject to a greater risk of litigation and liability than companies that are not.

Southern is subject to extensive regulation that could limit or restrict its activities.

          Southern operates in a highly regulated industry and is subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Southern's compliance with these regulations is costly and restricts certain of its activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. Southern is also subject to capitalization guidelines established by its regulators, which require Southern to maintain adequate capital to support its growth.

          The laws and regulations applicable to the banking industry could change at any time, and Southern cannot predict the effects of these changes on its business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, Southern's cost of compliance could adversely affect its ability to operate profitably.

Future claims could be made against Southern or Southern Michigan Bank related to their relationship with Alanar, Inc. and its affiliates.

          Southern Michigan Bank previously served as indenture trustee and also is the depository bank in connection with certain bond offerings underwritten by Alanar, Inc. Southern Michigan Bank also is party to an agreement with Guardian Services, LLC, an affiliate of Alanar, Inc., to provide fiduciary oversight services related to the custodianship of certain individual retirement accounts that invested in bonds underwritten by Alanar, Inc. On July 26, 2005, the SEC obtained a court order freezing all assets under the control of Alanar, Inc., Guardian Services, LLC, and their affiliates, including all accounts at Southern Michigan Bank. Alanar, Inc., Guardian Services, LLC, and their affiliates have been under court-appointed monitorship since July 26, 2005 and in receivership since December 20, 2005. The SEC and the receiver have alleged that Alanar, Inc., Guardian Services, LLC, and their affiliates engaged in fraud and other improper conduct to hide bond defaults in connection with over 340 bond offerings. Of the 49 bond issuances for which Southern Michigan Bank previously served as indenture trustee, the receiver has reported that approximately $28,700,000 in principal and $6,000,000 in interest (representing 18% of the total indebtedness of all outstanding bonds involved in the Alanar matter) remained to be paid by the issuers as of April 30, 2007. Before the SEC action freezing the accounts in July 2005, approximately 62% of this bond indebtedness was current and 38% was in default. Under the stated terms of the trust indentures in each of these offerings, Southern Michigan Bank had no contractual duties to perform as indenture trustee until it received written notice of an event of default on the bonds. The receiver has asserted that Alanar was able to hide past bond defaults by using improper transfers between the various accounts so that new investor money was allegedly used to pay returns to old investors. Following the SEC action resulting in the receiver asserting control over all accounts for the potential benefit of the receivership estate, another 44% ceased to make payments into the bond repayment accounts, while 17% have continued to make their scheduled payments into these accounts notwithstanding the risk of such funds being subject to potential use for the benefit of the receivership estate. Southern Michigan Bank has not served as indenture trustee since November 16, 2006, when the court approved the removal of Southern Michigan Bank as trustee so that the receiver could assume this role to promote efficiency in the administration of the receivership. On August 28, 2007, the court approved a plan of receivership pursuant to which another bank is eventually expected to serve as the depository bank for the bond issuances and Southern Michigan Bank's agreement with Guardian Services, LLC related to the individual retirement accounts will eventually be terminated. Upon the occurrence of these events, it is expected that Southern Michigan Bank will not have any further relationship with Alanar or its affiliates.

          No claims with respect to this matter have been filed against Southern or Southern Michigan Bank by any person or entity. There can be no assurance, however, that Southern or Southern Michigan Bank will not be subject to future claims arising out of their relationship with Alanar, Inc. and Guardian Services, LLC. Protracted litigation or an adverse decision or settlement of any such action or proceeding could have a material adverse effect on the financial position, business, prospects, and results of operation of Southern or Southern Michigan Bank. For more information, see "Legal Proceedings-Alanar, Inc." on page 76.

If Southern is required to write down goodwill and other intangible assets, its financial condition and results of operations would be negatively affected.

          A substantial portion of the value of the merger consideration will be allocated to goodwill and other intangible assets on Southern's consolidated balance sheets. The amount of the purchase price that is allocated to goodwill and other intangible assets is determined by the excess of the purchase price over the net identifiable assets acquired. Southern will be required to conduct an annual review to determine whether goodwill and other identifiable intangible assets are impaired.

          Goodwill is tested for impairment annually in the fourth quarter. An impairment test also could be triggered between annual testing dates if an event occurs or circumstances change that would more likely than not reduce the fair value below the carrying amount. Examples of those events or circumstances would include the following:

•	Significant adverse change in business climate;

•	Significant unanticipated loss of clients/assets under management;

•	Unanticipated loss of key personnel;

•	Sustained periods of poor investment performance;

•	Significant loss of deposits or loans;

•	Significant reductions in profitability;

•	Significant changes in loan credit quality;

          Southern cannot assure you that it will not be required to take an impairment charge in the future. Any material impairment charge would have a negative effect on Southern's financial results and shareholders' equity.

Environmental liability associated with commercial lending could result in losses.

          In the course of its business, Southern may acquire, through foreclosure, properties securing loans it has originated or purchased that are in default. Particularly in commercial real estate lending, there is a risk that hazardous substances could be discovered on these properties. In this event, Southern might be required to remove these substances from the affected properties at Southern's sole cost and expense. The cost of this removal could substantially exceed the value of affected properties. Southern may not have adequate remedies against the prior owner or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have an adverse effect on Southern's business, results of operations and financial condition.

Attractive acquisition opportunities may not be available to Southern in the future, which may negatively impact Southern's ability to grow its business and effectively compete in existing and new markets.

          Southern will continue to consider the acquisition of other businesses. However, Southern may not have the opportunity to make suitable acquisitions on favorable terms in the future. Southern expects that other banking and financial companies, many of which have significantly greater resources than Southern does, will compete with Southern to acquire compatible businesses. This competition could increase prices for acquisitions that Southern might likely pursue. Also, acquisitions of regulated businesses, such as banks, are subject to various regulatory approvals. Failure to maintain regulatory compliance with the various regulations applicable to Southern could make regulatory approvals difficult to obtain. If Southern fails to receive the appropriate regulatory approvals, Southern will not be able to consummate an acquisition that Southern believes is in its best interests.

Southern may face risks with respect to future expansion and acquisitions or mergers, which include substantial acquisition costs, an inability to effectively integrate an acquired business into Southern's operations, lower than anticipated profit levels, and economic dilution to shareholders.

          Southern may seek to acquire other financial institutions or parts of those institutions and may engage in de novo branch expansion in the future. Southern may also consider and enter into new lines of business or offer new products or services. Southern may incur substantial costs to expand. An expansion may not result in the levels of profits it seeks or levels of profits comparable to or better than Southern's historical experience. Integration efforts for any future mergers or acquisitions may not be successful, which could have a material adverse affect on Southern's operations and financial condition. Also, Southern may issue equity securities, including Southern common stock and securities convertible into shares of Southern common stock, in connection with future acquisitions, which could cause ownership and economic dilution to its current shareholders.

FORWARD-LOOKING STATEMENTS

          This prospectus and proxy statement contains data and information that constitute forward-looking statements regarding, among other things, the anticipated closing date of the merger, the expected pro forma effect of the merger, and plans and objectives of Southern's management for future operations of the combined organization following consummation of the merger. You can identify these forward-looking statements because they may include terms such as "believes," "anticipates," "intends," "expects," or similar expressions and may include discussions of future strategy. Provisions and allowance for loan losses are estimated and are inherently forward-looking statements. Both Southern and FNB caution you not to rely unduly on any forward-looking statements in this prospectus and proxy statement. These forward-looking statements are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the results expressed in these forward-looking statements.

          Future factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws and regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behaviors and their ability to repay loans; changes in the local and national economies; the possibility that expected efficiencies and cost savings from the merger of FNB with Southern and other mergers and acquisitions in which Southern may be involved might not be fully realized within the expected time frame; and the risk factors discussed above under the section entitled "Risk Factors." Neither Southern nor FNB undertakes any obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

          This section should not be construed as a complete list of all of the economic, competitive, governmental, technological and other factors that could adversely affect our expected consolidated financial position, results of operations or liquidity. We undertake no obligation to update or revise our forward-looking statements to reflect developments that occur or information obtained after the date of this prospectus and proxy statement.

GENERAL PROXY INFORMATION

Voting by Proxy

          FNB's board of directors has designated October 12, 2007 as the record date for determination of shareholders entitled to notice of and to vote at the special meeting. If a holder of shares of FNB common stock as of the record date properly executes and returns a proxy in the enclosed form, the shares represented by that proxy will be voted at the special meeting of FNB shareholders and at any adjournment of that meeting. If a shareholder specifies a choice, the proxy will be voted in accordance with the shareholder's specification. If no specification is made, the shares represented by the proxy will be voted for approval of the plan of merger. Proxies that indicate a vote against approval of the plan of merger, if any, will not be used by management of FNB to vote for any proposed adjournment of the special meeting.

          FNB's management currently is not aware of any other matter to be presented at the special meeting. If other matters are presented, the shares for which proxies have been received will be voted in accordance with the judgment of the persons named as proxies.

          A shareholder may revoke a proxy at any time before its exercise by written notice delivered to the President and CEO of FNB, Richard E. Dyer, or by attending and voting in person at the special meeting.

Proxy Solicitation

          The board of directors and management of FNB will initially solicit proxies by mail. If they deem it advisable, directors, officers, and employees of FNB may also solicit proxies in person, by telephone or by facsimile without additional compensation. In addition, nominees and other fiduciaries may solicit proxies. Such persons may at the request of FNB's management mail material to or otherwise communicate with the beneficial owners of shares held by them.

Expenses

          FNB will pay all expenses incurred in connection with the solicitation of proxies of FNB shareholders and the printing and mailing of this prospectus and proxy statement. Southern will pay all filing costs associated with the registration statement. Southern and FNB will each pay its own fees and expenses incident to preparing for, entering into, and carrying out the plan of merger and procuring any necessary approvals, including fees and expenses of its own legal counsel and accountants and postage expenses. Under certain circumstances involving the termination of the plan of merger and a business combination of FNB with any other entity, Southern would be entitled to a termination fee from FNB. See "The Merger-Termination Fee after Business Combination."

Shareholder Proposals

          FNB is not currently required to comply with the Commission's rules with respect to solicitation of proxies. If the merger is not completed, FNB is not expected to be required to comply with those rules in connection with its next annual meeting of shareholders. If the merger is completed, FNB will be merged with and into Southern. FNB is not expected to hold any future annual meetings of shareholders, and holders of FNB common stock will become shareholders of Southern. If a shareholder of Southern would like a proposal to be presented at the 2008 annual meeting of shareholders and if the shareholder would like the proposal to be considered for inclusion in Southern's proxy statement and form of proxy relating to that meeting, the shareholder must submit the proposal to Southern in accordance with Commission Rule 14a-8 and Southern's bylaws. Southern must receive the proposal before November 17, 2007 for the proposal to be eligible for inclusion in the proxy statement and form of proxy relating to that meeting under Commission Rule 14a-8 and Southern's bylaws. Any other proposal a shareholder intends to present at the 2008 annual meeting of shareholders must be submitted by November 17, 2007, in accordance with Southern's bylaws.

Vote Required for Approval

          An affirmative vote of the shareholders holding a majority of the outstanding shares of FNB common stock is required to approve the plan of merger. For purposes of counting votes on approval of the plan of merger, abstentions, broker non-votes and other shares not voted will be counted as voted against the plan of merger.

THE MERGER

          The respective boards of directors of Southern and FNB have adopted the plan of merger. The following discussion summarizes the material provisions of the plan of merger and certain aspects of the merger. This summary discussion does not purport to be a complete description of the merger. You should carefully review the plan of merger in its entirety before making an investment decision. The plan of merger is attached as Appendix A to this prospectus and proxy statement and incorporated by reference into this prospectus and proxy statement.

Background of the Merger

          The board of directors of FNB has regularly engaged in strategic planning initiatives. In the summer of 2005, the board met with FNB's legal counsel to discuss various strategic planning alternatives available to FNB, including acquisition and internal growth opportunities. In May, 2006, the board authorized management to engage Austin Associates to assist FNB in its strategic planning initiative. During the next several months, members of FNB's management met with representatives of Austin Associates to discuss various growth strategies, capital planning initiatives, management development and other strategic planning activities.

          In August, 2006, the Office of the Comptroller of the Currency ("OCC") presented the board of directors of FNB Bank with a formal written agreement (the "Written Agreement") between the board of directors of FNB Bank and the OCC to address various issues raised by the OCC regarding the operations of FNB Bank. A formal written agreement is a bilateral document between the board of a bank and its primary federal regulator that is intended to address matters that require, in the judgment of the regulator, corrective action by the bank. Soon thereafter, the Written Agreement was executed. It contains a number of restrictions that limit the ability of FNB to advance many of the strategic initiatives under consideration by the board of FNB.

          On October 18, 2006, a representative of Austin Associates met with the board of directors to present its initial findings regarding strategic planning opportunities. A discussion took place regarding the possibility of combining with another financial institution to enhance the ability of FNB to further that part of its long-term strategic plan that involved expanding its markets and growing geographically.

          On October 19, 2006, the board met in a strategic planning session to review Austin Associates' recommendations in greater detail. It also considered the impact of the Written Agreement and other issues affecting FNB. At that meeting, the board approved the engagement of Austin Associates to conduct a valuation of FNB on a sale of control basis. In addition, Austin Associates was directed to assist the board in assessing its ability to carry out its long-term strategic plan on a stand-alone basis.

          The results of the Austin Associates valuation were presented to the board at a meeting held on December 19, 2006. Austin Associates identified and presented information on twelve candidates that could potentially have an interest in affiliating with FNB, while indicating its belief that not more than six or possibly seven candidates would express serious interest. At that meeting, a presentation was also made by FNB's legal counsel regarding duties of the board of directors in considering merger and acquisition opportunities, including a possible sale of FNB. At the conclusion of that meeting, the board appointed a committee (the "Special Committee") composed of directors Peterson, Carton, Haas and Dyer and authorized the Special Committee to engage the services of an investment banker to assist FNB in exploring a possible sale of FNB.

          In January, 2007, Austin Associates was engaged by FNB to serve as its financial advisor to assist it in exploring the potential merger of FNB with another financial institution. Austin Associates thereafter prepared a confidential information package for delivery to potential merger partners. The Special Committee also authorized Austin Associates to identify potential merger partners that had the ability to assist FNB in geographic expansion efforts while maintaining FNB's community bank focus. Austin Associates presented information about several potential merger partners that met some or all of the criteria established by the Special Committee. The Special Committee narrowed its discussions down to four potential merger partners which it discussed in detail and ranked them from a qualitative perspective from the most desirable to the least desirable. The board concluded that Southern best met its criteria. Based on the Special Committee's determination, senior management and Austin Associates were authorized and directed to seek to enter into discussions concerning a possible strategic business combination with Southern, prior to engaging in negotiations with any of the remaining potential merger partners.

          On February 21, 2007, Southern and FNB entered into a confidentiality agreement. In early March, 2007, Southern submitted a preliminary indication of interest to merge with FNB. Thereafter, members of the Special Committee met with FNB's legal counsel and Austin Associates to review Southern's proposal. The preliminary indication of interest was below the level that was acceptable to the Special Committee and the Special Committee determined that FNB should continue its discussions for a possible strategic business combination exclusively with Southern only if it could obtain improved financial terms. At that meeting, the Special Committee authorized representatives of Austin Associates and management of FNB to conduct further discussions with Southern in order to obtain more favorable financial terms. On March 21, 2007, Southern submitted a revised indication of interest which proposed that FNB merge with Southern and proposed that shares of FNB be exchanged for a combination of cash and Southern common stock, which was valued at approximately $45.35 per FNB share with total consideration of approximately $25.9 million. The $25.9 million (or $45.35 per share) price was determined through the assistance of Donnelly Penman and Partners, Southern's financial advisor, by conducting various valuation analyses. These included valuation comparisons to comparable completed and announced control transactions (in the Midwest region and in Michigan, specifically), detailed financial modeling to understand the expected accretion/dilution to Southern shareholders as a result of the proposed FNB transaction as well as discounted cash flow analyses of Southern on a stand alone basis and a combined basis with FNB. The 1.87 ratio was determined by calculating the multiplier needed to equate the Southern stock price of $24.25 upon the date of the revised indication of interest (March 21, 2007) into consideration of $45.35 per FNB share. The Special Committee was satisfied with Southern's revised indication of interest from a financial point of view and continued to view Southern as FNB's first choice as a strategic merger partner. The Special Committee concluded that it was in the best interest of FNB to continue discussions with Southern and recommended to the board of directors of FNB at a meeting held on March 23, 2007, that the board authorize Austin Associates to negotiate the terms a definitive merger agreement with Southern. The board of directors adopted such recommendation at the March 23, 2007 meeting.

          Southern and FNB then entered into an exclusive dealing agreement to permit each party to perform due diligence with respect to the other and to enable FNB and Southern to negotiate the terms of a definitive merger agreement. Following completion of due diligence and the negotiation of the terms of the plan of merger, the Special Committee met to review the terms of the plan of merger. The Special Committee recommended adoption of the plan of merger by the full board of directors of FNB. On April 17, 2007, FNB's board of directors met to consider the plan of merger. At that meeting, a presentation regarding the terms of the plan of merger was made by Austin Associates and FNB's legal counsel. Austin Associates also delivered an oral opinion stating that the terms of the plan of merger were fair, from a financial point of view, to FNB and its shareholders. The board voted to adopt the plan of merger. Later that day, the plan of merger was executed by representatives of FNB and Southern.

Reasons for the Merger

          The boards of directors of Southern and FNB have each unanimously determined that the proposed merger is desirable and in the best interests of their respective corporation and its shareholders. In negotiating the terms of the plan of merger and in considering its adoption, each corporation's board of directors reviewed the financial results and conditions of FNB and Southern, the perceived prospects for each in the future, and the business philosophies of FNB and Southern. FNB also provided Southern with FNB Bank's 2007 budget, which is, in substance, a projection and inherently forward-looking. The following is a summary of FNB Bank's 2007 budget provided to Southern. It does not reflect costs associated with the merger or actual losses incurred, which are expected to be greater than projected.

First National Bank of Three Rivers
2007 Budget
Summary Report
Balance Sheet	Average YTD 2006	Average YTD 2007	% Change

Investments	$35,908	$39,513	10.04
Gross Loans	99,001	95,505	(3.53)
Non-Earning Assets	9,815	9,955	1.43
Total Assets	144,724	144,973	0.17

Deposits	121,982	123,235	1.03
Borrowings	9,242	8,000	(13.44)
Other Liabilities	1,061	1,106	4.20
Capital	12,439	12,632	1.55
Total Liabilities & Capital	$144,724	$144,973	0.17

Income Statement	YTD 2006	YTD 2007	% Change

Interest Income	$8,846,395	$9,003,379	1.77
Interest Expense	3,302,375	3,614,495	9.45
Net Interest Income	5,544,020	5,388,884	(2.80)

Non-Interest Income	2,362,655	2,460,255	4.13
Non-Interest Expense	5,690,950	5,807,904	2.06
Non Accruals/(Recoveries)	78,562	0	(100.00)
Provision Expense	1,195,000	480,000	(59.83)

Net Income Before Taxes	942,163	1,561,235	65.71
Taxes	146,000	427,223	192.62
Net Income	$796,163	$1,134,012	42.43

          FNB's board reviewed and discussed with Austin Associates the fairness opinion and the financial analysis supporting such opinion. See "The Merger - Fairness Opinion of Austin Associates, LLC." In this regard, the board considered the fact that while certain metrics utilized by Austin Associates would have indicated a higher price, the board was satisfied based on consideration of Austin Associates' analysis as a whole and determined, therefore, that reliance on Austin Associates' fairness opinion was appropriate. For example, under Austin Associates' analysis of comparable transactions, the metric "Premium/Core Deposits" resulted in a deal transaction multiple of 11.8% versus 17.6%, 12.8%, and 14.3% for comparable Michigan, Midwest, and National transactions, respectively. The board noted, however, the inherent unreliability of this metric based on the wide variability of results observed, for example in the case of Michigan transactions where the lowest premium to core deposits ratio was 4.7% and the highest was 37.4%. The board also considered and agreed with Austin Associates' approach generally (based on Austin Associates' experience) in giving more weight to the earnings-based approaches, including the DCF valuation with cost savings and the price to earnings multiple, and less weight to balance sheet-based approaches. Similar to the "Premium/Core Deposits" metric, the board observed that the "Price/Tangible Book Value" multiple of 209% for this transaction was less than the 232% multiple of book value for comparable Michigan transactions. But when the board considered the significantly higher return on assets (.76% versus .53%), return on equity (7.45% versus 6.32%), and lower nonperforming asset ratios (.44% versus 1.69%) for the Michigan comparable transactions, the higher market to book value premium for the Michigan peer group appeared to be reasonable.

          Southern's board of directors has recognized that its opportunity to grow organically within its existing markets is, to some degree, limited by competition and economic conditions. Growth through acquisition has been part of Southern's strategic plan for several years. FNB's expressed interest in a business combination presented Southern's board of directors and management with an opportunity to implement this strategy. A strategic combination with FNB would allow Southern to expand the organization into adjacent markets without the anti-trust law considerations that could limit in-market acquisition opportunities.

          Southern's management believes that Southern has the capital and systems capacity to support a larger organization. The strategic combination with FNB is expected to allow Southern to deploy its capital and systems more efficiently to support a larger organization. Southern also believes that each organization has complimentary strengths in its product offerings that present opportunities for synergies for both banks when these strengths are shared between the two organizations.

          The boards of directors of FNB and Southern each believe the merger provides the shareholders of each corporation an opportunity to have an interest in a larger and more diversified financial organization. Shareholders of the combined organization may enjoy certain benefits associated with the combined organization's larger and more diversified asset base and access to a broader range of markets. The combined organization's shareholders will, however, also be subject to the risks associated with either Southern or FNB, in which they have not previously held an interest.

          The boards of directors believe that the merger will enable the corporations' subsidiaries to become more effective competitors in their respective markets through access to greater financial and managerial resources. Each corporation's directors consider this access to be important in light of increased competition from a broader range of financial institutions than has generally been encountered in the banking industry. Each board also believes that the merger will permit the achievement of certain economies of scale in the areas of administration, regulatory compliance, management and capital formation. The boards of directors did not assign any particular weight to any one of the foregoing factors.

Vote Required to Approve the Plan of Merger

          Under the plan of merger, FNB is soliciting proxies from FNB shareholders for the purpose of approving the plan of merger. The affirmative vote of the holders of a majority of the outstanding shares of FNB common stock is required to approve the plan of merger.

Structure of the Merger

          At the time the merger becomes effective, FNB will be merged with and into Southern. The surviving corporation will be Southern, which will own FNB Bank and all of the other assets of FNB. Upon completion of the merger, Southern would have authorized capital stock of 4,000,000 shares of common stock, par value of $2.50 per share, of which approximately 2,308,061 shares will be issued and outstanding, and 100,000 shares of preferred stock, none of which will be issued or outstanding. The estimated number of shares of Southern common stock to be outstanding after the merger was determined by reference to the conversion ratio of 1.87 shares of Southern common stock for each share of FNB common stock, as applied to the 286,670 shares of FNB common stock (50% of the outstanding shares of FNB common stock as of April 17, 2007), added to the 1,771,988 shares of Southern common stock outstanding as of August 15, 2007. The articles of incorporation and bylaws of Southern as in effect immediately before the effective time of the merger will be the articles of incorporation and bylaws of the combined organization immediately after the effective time of the merger.

What FNB Shareholders Will Receive in the Merger

          You may elect to receive, subject to the completion of the merger, Southern common stock, cash, or a combination of both, subject to potential allocation as described beginning on page 29 of this prospectus and proxy statement. If the plan of merger is approved and the merger is subsequently completed, each outstanding share of FNB common stock that you hold will be converted into the right to receive, at your election, either $45.35 in cash or 1.87 shares of Southern common stock (plus cash in lieu of any fractional share). You may elect to have a portion of your shares of FNB common stock converted into cash, with the remainder converted into Southern common stock. All elections are subject to an allocation adjustment to ensure that approximately 50% of the outstanding shares of FNB common stock will be converted into the right to receive cash and 50% of the outstanding shares of FNB common stock will be converted into the right to receive Southern common stock. Because elections are subject to potential allocation, there can be no assurance that you will receive the type or proportion of consideration you elect as to all your shares of FNB common stock.

          Southern will not issue fractional shares of Southern common stock in the merger. An FNB shareholder who would otherwise be entitled to receive a fraction of a share of Southern common stock in the merger will instead receive an amount of cash determined by multiplying that fraction by $45.35.

          The amount and nature of the merger consideration was established through arm's-length negotiations between Southern and FNB and their respective advisors, and reflects the balancing of a number of countervailing factors. The total amount of the merger consideration reflects a price both parties concluded was appropriate.

          We cannot assure you that the current fair market value of Southern common stock or FNB common stock will be equivalent to the fair market value of Southern common stock or FNB common stock on the effective date of the merger.

Ownership of Southern Common Stock by FNB Shareholders After the Merger

          Upon completion of the merger, FNB shareholders as a group will own approximately 23% of the then outstanding Southern common stock. This percentage was calculated by dividing the approximate number of shares of Southern common stock that will be owned by FNB shareholders after the merger (536,073) by the approximate number of shares of Southern common stock that will be issued and outstanding after the merger (2,308,061).

Election Procedure

          As soon as practicable after the mailing of the prospectus, the Exchange Agent will send to each holder of record of FNB common stock as of the record date for the special meeting an election form and transmittal materials for the surrender to the Exchange Agent of FNB's stock certificates. The Exchange Agent will use its reasonable best efforts to make the election form and transmittal materials available to persons who become record holders of FNB common stock after the record date for the special meeting. If the FNB common stock is held in street name with a bank or broker, that bank or broker will be responsible for forwarding an election form to you.

          An election will be properly made only if the Exchange Agent receives a properly completed election form, along with the FNB stock certificate(s), and any other completed transmittal materials, before 6:00 p.m. Eastern Time on November 27, 2007, (which we refer to as the Election Deadline). Please note that you will not receive the merger consideration to which you are entitled until you provide the Exchange Agent your FNB stock certificates. Any election form may be revoked or changed by the person submitting such election form at or before the Election Deadline. If an election form is revoked and a replacement election form is not properly submitted to the Exchange Agent prior to the Election Deadline, the shares of FNB common stock represented by such election form and/or stock certificate(s) will be treated like other shares of FNB common stock with respect to which no election or a non-election has been made. Subject to the terms of the plan of merger and the election form, Southern and the Exchange Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in election forms, and any good faith decisions of Southern or the Exchange Agent regarding such matters shall be binding and conclusive. None of FNB, Southern, or the Exchange Agent will be under any obligation to notify any person of any defect in an election form.

          If you wish to elect whether your shares of FNB common stock will be converted into shares of Southern common stock and/or cash, the Exchange Agent must RECEIVE your election form AND all FNB stock certificate(s) representing all of your shares of FNB common stock covered by the election form before the Election Deadline. Please do not send your stock certificates with your proxy card. You will receive a transmittal form with instructions on exchanging your FNB stock certificates from the Exchange Agent.

          For an election form to be effective, it must be:

          (1) PROPERLY COMPLETED AND EXECUTED; AND

          (2) ACTUALLY RECEIVED, TOGETHER WITH PROPERLY COMPLETED AND EXECUTED TRANSMITTAL MATERIALS AND FNB STOCK CERTIFICATE(S), BY THE EXCHANGE AGENT BY 6:00 P.M. EASTERN TIME ON NOVEMBER 27, 2007, AS SPECIFIED ON THE ELECTION FORM.

Allocation Procedure

          The plan of merger requires that approximately 50% of the total number of shares of FNB common stock will be converted into cash and 50% of the total number of shares of FNB common stock will be converted into Southern common stock. It is possible, therefore, that if you elect cash or stock for all or a portion of your shares of FNB common stock, you could receive a different proportion of cash or stock than you elected.

          If the total number of shares of FNB common stock for which a stock election has been made (which we refer to as the Stock Election Number) is less than 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger, then all non-election shares of each holder of FNB common stock or, if less than all, such number as necessary to reduce the aggregate number of shares of FNB common stock receiving cash to 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger (allocated on a pro rata basis), will be converted into the right to receive Southern common stock. After that adjustment, if the number of shares electing cash still exceeds 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger, each shareholder who made a cash election will receive a combination of cash and Southern common stock following a pro rata adjustment of all elections for cash as necessary to keep within the 50% stock and cash limitation.

          If the Stock Election Number is more than 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger, then all non-election shares of each holder of FNB common stock or, if less than all, such number as necessary to reduce the aggregate number of shares of FNB common stock receiving Southern common stock to 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger (allocated on a pro rata basis), will be converted into the right to receive cash. After that adjustment, if the Stock Election Number still exceeds 50% of the total number of shares of FNB common stock outstanding at the effective time of the merger, each shareholder who made a stock election will receive a combination of cash and Southern common stock following a pro rata adjustment of all elections for stock as necessary to keep within the 50% stock and cash limitation.

          If the Stock Election Number is 50% of the total shares of FNB common stock outstanding at the effective time of the merger, then the shares of those shareholders who did not make an election will be converted, on a 50/50 basis, into the right to receive cash and Southern common stock.

Cessation of Shareholder Status

          As of the effective time of the merger, holders of FNB common stock outstanding immediately before the effective time of the merger will cease to be shareholders of FNB and will have no rights as FNB shareholders.

Payment of Merger Consideration

          On or before the effective time of the merger, Southern will deliver to the Exchange Agent written notice of the number of shares of Southern common stock that will be issued in the merger. Within one business day after the effective time of the merger, Southern will transfer to the Exchange Agent the amount of cash necessary for the Exchange Agent to pay the cash payable to FNB shareholders in the merger (including cash in lieu of fractional shares).

          If the Exchange Agent has received properly executed transmittal documents and FNB stock certificates (or an affidavit of loss and indemnity bond for such certificates) from an FNB shareholder, and the FNB stock certificates (or affidavit of loss and indemnity bond for such certificates) and transmittal materials are in a form and condition reasonably acceptable to the Exchange Agent, Southern will cause the Exchange Agent to:
•	Issue to FNB shareholders a check in the amount of cash they are entitled to receive in the merger, less the amount of any required tax withholding; and/or
•	Register and issue stock certificates representing shares of Southern common stock to FNB shareholders in the amount of shares of Southern common stock they are entitled to receive in the merger.

          The Exchange Agent will have reasonable discretion to determine and apply reasonable terms and conditions to effect an orderly exchange of the old certificates for the merger consideration.

          The declaration of any dividends on Southern common stock payable to shareholders of record of Southern as of a record date after the effective time of the merger will include dividends on all shares issuable under the plan of merger. However, no former shareholder of FNB will be entitled to receive a distribution of such dividends until the Exchange Agent has received that shareholder's old certificates (or affidavit of loss and indemnity bond for such certificates) and properly submitted transmittal materials. Upon physical exchange of that shareholder's old certificates (or affidavit of loss and indemnity bond for such certificates), he or she will be entitled to receive from Southern an amount equal to all such dividends (without interest and less the amount of any required tax withholding) declared and paid with respect to those shares.

          After the effective time of the merger, Southern and FNB will not transfer on the stock transfer books of FNB any shares of FNB common stock that were issued and outstanding immediately before the effective time of the merger. If, after the effective time of the merger, a shareholder properly presents old certificates to Southern, Southern will cancel and exchange the old certificates for the merger consideration as provided in the plan of merger. After the effective time of the merger, ownership of shares represented by old certificates may be transferred only on the stock transfer records of Southern.

          One hundred eighty days after the effective time of the merger, Southern is allowed to cause the Exchange Agent to return to Southern any funds (including any interest) made available to the Exchange Agent for payment of the merger Consideration and not yet disbursed to holders of old certificates. Thereafter, holders of old certificates will only be permitted to look to Southern as a general creditor for payment of the merger consideration payable upon surrender of such old certificates.

          Each share of Southern common stock outstanding immediately before the effective time of the merger will continue to be outstanding without any change. Each shareholder of Southern whose shares were outstanding immediately before the effective time of the merger will hold the same number of shares, with identical designations, preferences, limitations and relative rights, immediately after the effective time of the merger.

Management After the Merger

          Upon completion of the merger, the board of directors of the combined organization will consist of 15 members, including three members of the board of directors of FNB immediately before the effective time of the merger. The directors of the combined organization will be:
Name	Present Affiliation
Marcia S. Albright	Southern
Dean Calhoun	Southern
John S. Carton	FNB
John H. Castle	Southern
H. Kenneth Cole	Southern
Richard E. Dyer	FNB
Gary H. Haberl	Southern
Robert L. Hance	FNB
Nolan E. Hooker	Southern
Gregory J. Hull	Southern
Thomas E. Kolassa	Southern
Donald J. Labrecque	Southern
Brian P. McConnell	Southern
Kurt G. Miller	Southern
Freeman E. Riddle	Southern

          The officers of the combined organization will be:
Office	Designee	Present Affiliation
Chairman and Chief Executive Officer	John H. Castle	Southern
President	Kurt G. Miller	Southern
Executive Vice President	Richard E. Dyer	FNB
Senior Vice President, Chief Financial Officer, Secretary, and Treasurer	Danice L. Chartrand	Southern
First Vice President and Controller	Loren V. Happel	Southern

Effective Time of the Merger

          The merger will be completed on the date and time specified in a certificate of merger filed in accordance with the MBCA. If the shareholders of FNB approve the plan of merger at the special meeting of FNB shareholders, and the other conditions to the merger set forth in the plan of merger and summarized under "The Merger-Conditions to the Merger" in this prospectus and proxy statement are satisfied, the effective time of the merger is anticipated to be during the fourth quarter of 2007, if the plan of merger has not been terminated before then. The merger may not be completed until receipt of approval from the Federal Reserve Board or its delegate and expiration of the required waiting period following such approval.

Business of Southern and FNB Pending the Merger

          The plan of merger contains covenants to which Southern and FNB have agreed. The covenants remain in effect until the effective time of the merger or until the plan of merger has been terminated and include an agreement by FNB that FNB and its subsidiaries will:

•	conduct its business, manage its property, and invest its assets only in the usual, regular and ordinary course;
•	make no change to its articles of incorporation, articles of association, charter, or bylaws, except as contemplated by the plan of merger;

•

except as contemplated by the plan of merger, (i) make no change in the number of its capital stock issued and outstanding; (ii) not grant any option, warrant, or commitment relating to its capital stock; (iii) not enter into any agreement relating to its capital stock; (iv) not issue any securities convertible into its capital stock; and (v) not repurchase any shares of FNB common stock;

•

except to re-elect incumbent officers and directors at annual meetings, not (i) increase the number of directors; (ii) elect or appoint any person to an executive office; or (iii) hire any person to perform the services of an executive officer;

•	not increase, or agree to increase, compensation and fringe benefits of any officer, director, or class or group of employees, without Southern's prior written consent;
•	not introduce or change any employee benefit plan or fringe benefit program, unless required under the plan of merger;
•	not enter into any employment agreement, unless terminable without cost or penalty upon 60 days' or less notice;
•	not borrow any money, except in the ordinary course of business; and
•	take or not take other comparatively immaterial actions.

          FNB is not permitted under the plan of merger to declare, set aside, pay, or make any dividend or other distribution or payment with respect to any shares of FNB common stock, nor is it permitted to purchase or redeem any shares of FNB common stock.

Conditions to the Merger

          The obligations of Southern and FNB to complete the merger are subject to the fulfillment of certain conditions, including the following:
•

The respective representations and warranties of Southern and FNB under the plan of merger must be true and complete when made and as of the closing of the merger, subject to certain exceptions set forth in the plan of merger;

•	Southern and FNB must perform and comply in all material respects with the respective agreements, conditions, and covenants applicable to them under the plan of merger;
•	FNB and Southern must deliver certain opinions from their respective legal counsel;
•	The registration statement must be declared effective by the Commission and not be subject to any stop order;
•	Southern and FNB must receive all applicable regulatory approvals necessary to complete the merger and all applicable statutory and regulatory waiting periods must have expired;
•	The holders of a majority of the outstanding shares of FNB common stock must approve the plan of merger;
•	FNB must obtain waivers of all material rights and waivers of the loss of all material rights that could be triggered by the change in control of FNB resulting from the merger;
•	FNB and Southern must not be subject to any order, decree or injunction of a court or agency enjoining or prohibiting the merger;
•	There must not be any suit or proceeding pending or threatened that could result in any liability that could have a material adverse effect on FNB;
•	FNB must receive a fairness opinion from Austin Associates; and
•	Other comparatively immaterial conditions.

          Either Southern or FNB, whichever is entitled to the benefit of the foregoing conditions, may waive one or more of those conditions except where satisfaction of the condition is required by law. The plan of merger contains various other conditions to the respective obligations of Southern and FNB that have been satisfied.

Abandonment of the Merger

          The boards of directors, or duly authorized committees of the boards of directors, of Southern and FNB may by mutual consent terminate the plan of merger and abandon the merger at any time before the effective time of the merger.

          Either Southern or FNB may terminate the plan of merger and abandon the merger on its own action, subject to certain notice requirements, upon the occurrence of certain events specified in the plan of merger, including the following:
•	By Southern or FNB if the merger is not completed on or before December 31, 2007, and the failure to complete the merger is not because of the terminating party's breach of the plan of merger;
•

By Southern if FNB fails to satisfy any of the conditions to the merger specified in Article VI of the plan of merger or Southern fails to satisfy any of the conditions specified in Article VII of the plan of merger when such condition can no longer be satisfied, despite Southern's commercially reasonable efforts to satisfy such condition;

•

By FNB if Southern fails to satisfy any of the conditions to the merger specified in Article VII of the plan of merger or FNB fails to satisfy any of the conditions specified in Article VI of the plan of merger when such condition can no longer be satisfied, despite FNB's commercially reasonable efforts to satisfy such condition;

•

By Southern or FNB if FNB receives a bona fide unsolicited proposal from a third-party to enter into a merger or similar business combination and FNB's board of directors determines in good faith (based on the advice of legal counsel) that it is required under applicable law to modify, change or withdraw its recommendation for the merger and the board of directors has decided to accept and recommend to the FNB shareholders such unsolicited proposal;

•

By Southern or FNB if one or more events occur that cause or are reasonably likely to cause a material adverse effect (as defined in the plan of merger) on FNB (in the case of Southern) or Southern (in the case of FNB);

•	By Southern if a regulatory examination results in FNB Bank receiving a Community Reinvestment Act rating of lower than "satisfactory" before the closing of the merger;
•	By Southern or FNB if the plan of merger is not approved by a majority of the holders of shares of FNB common stock, despite FNB's best efforts to obtain such approval; or
•	Upon the occurrence or nonoccurrence of other comparatively immaterial events.

Exclusive Commitment

Board Recommendation

          The FNB board of directors has approved the merger and other transactions contemplated by the plan of merger and adopted the plan of merger. The FNB board of directors has determined that it believes that the plan of merger is in the best interests of FNB and its shareholders and recommends that the FNB shareholders vote FOR approval of the merger.

No Negotiations with Third Parties

          FNB has agreed that it will not directly or indirectly invite, initiate, solicit, or encourage any other party to make any proposal involving the sale of FNB or FNB Bank. Further, FNB has agreed that it will not negotiate with any other party regarding a possible sale of FNB or provide any nonpublic information about itself or any of FNB's subsidiaries to any party other than Southern unless it has received an unsolicited acquisition proposal which the FNB board of directors determines to be a superior proposal. FNB must promptly notify Southern of all inquires and proposals that it receives relating to a proposed acquisition transaction and must keep Southern informed on the status and details of any such inquiry or proposal.

Termination Fee after Business Combination

          Under certain circumstances involving the acquisition of control of FNB by a party other than Southern, Southern will be entitled to a fee of $1,000,000 from FNB. Southern is entitled to this fee if certain events or transactions described in the plan of merger occur and either (i) a party other than Southern acquires beneficial ownership of 25% or more of the then outstanding shares of FNB common stock, or (ii) without Southern's prior written consent, FNB enters into an agreement with a party other than Southern involving (a) a merger, consolidation, share exchange, tender offer, exchange offer, sale of shares, or similar business combination of FNB or any of its subsidiaries, (b) a purchase, lease, or other acquisition of all or substantially all of the assets or deposits of FNB or any of its subsidiaries, (c) a purchase or other acquisition of securities representing 10% or more of the voting power of FNB or any of its subsidiaries, or (d) any substantially similar transaction.

          Southern is not entitled to the fee if certain events or transactions described in the plan of merger occur, such as completion of the merger.

Description of Southern Common Stock

          If the plan of merger is approved by FNB's shareholders and the merger is completed, Southern's authorized capital stock will consist of 4,000,000 shares of common stock, par value $2.50 per share, and 100,000 shares of preferred stock. As of August 15, 2007, Southern had 1,771,988 shares of Southern common stock outstanding and zero shares of preferred stock outstanding. As of August 15, 2007, there were 188 record holders of shares of Southern common stock.

          Upon completion of the merger, Southern would have approximately 2,308,061 shares of Southern common stock issued and outstanding. This is based upon a conversion ratio of 1.87 for FNB common stock, as applied to 286,670 shares of FNB common stock (50% of the shares of FNB common stock issued and outstanding as of April 17, 2007), added to the 1,771,988 shares of Southern common stock issued and outstanding as of August 15, 2007. The actual number of shares outstanding may vary if Southern declares a stock distribution (as defined in the plan of merger) or upon the occurrence of certain other events described in the plan of merger.

          Southern's board of directors is authorized at any time, and from time to time, to provide for the issuance of shares of preferred stock in one or more series, and to prescribe the designation, powers, relative preferences and rights of the shares of each series and the qualifications, limitations, or restrictions of the shares of each series. This authorization includes the right to fix the designation of the series and the number of shares in it, dividend rates and rights, voting rights, conversion rights, redemption rights, sinking fund provisions, liquidation rights, and any other relative rights, preferences, and limitations.

          The issuance of shares of Southern preferred stock could adversely affect the availability of earnings for distribution to the holders of Southern common stock if the preferred stock provides for cumulative dividends, dividend preferences, conversion rights or exchange, redemption or other similar rights or preferences.

          Holders of Southern common stock are entitled to dividends out of funds legally available for that purpose when, as, and if declared by the board of directors. The board of directors' right to declare dividends will be subject to the rights of any holders of preferred stock or any other stock with superior dividend rights and Southern's legal ability to make certain other payments. Southern's board of directors may fix the dividend rights and rates of preferred stock when it is issued. Each holder of Southern common stock is entitled to one vote for each share held on each matter submitted for shareholder action. Southern common stock has no preferences, preemptive rights, cumulative voting rights, conversion rights or redemption provisions.

          In the case of any liquidation, dissolution or winding up of the affairs of Southern, holders of Southern common stock will be entitled to receive, pro rata, any assets distributable to common shareholders in proportion to the number of shares held by them after an amount has been paid to or set aside for the holders of all shares having priority over the Southern common stock. The rights of any Southern preferred stock will be determined by Southern's board of directors, subject to Southern's articles of incorporation, when those shares are first issued.

          All outstanding shares of Southern common stock are, and shares to be issued pursuant to the merger will be, when issued, fully paid and nonassessable.

          A shareholder may not transfer shares of Southern common stock without the consent of Southern if, as a result of an attempted transfer, the party who would receive the shares would own fewer than 100 shares of Southern common stock. "Transfer" means any type of disposition, including a sale, gift, contribution, pledge, or other action that results in a change of record ownership of any share of Southern common stock.

          A number of important provisions of the articles of incorporation and bylaws of Southern and the MBCA that could affect the rights of holders of shares of Southern common stock are described below. See "The Merger-Provisions Affecting Control of Southern, -Comparison of Rights of FNB Shareholders to Rights of Shareholders in the Combined Organization, and -Indemnification and Limitation of Liability."

Provisions Affecting Control of Southern

          At the effective time of the merger, the articles of incorporation and the bylaws of Southern will remain unchanged. Some provisions of Southern's articles of incorporation and/or the MBCA may have an anti-takeover impact and may make tender offers, proxy contests and certain mergers more difficult to complete. Both Southern and FNB are currently subject to the provisions of the MBCA, and the combined organization will be subject to the MBCA after the merger.

Southern's Articles of Incorporation

          Article IX of Southern's articles of incorporation contains provisions intended to protect shareholders and prohibit or discourage certain types of hostile takeover activities. This provision requires a supermajority vote of two-thirds of the outstanding shares of Southern common stock to approve a merger or consolidation with, sale, lease, transfer or other disposition of all or substantially all of the assets of Southern to, or issuance or transfer of any voting securities of Southern in exchange or payment for the securities or assets of, a person who is, or has been in the preceding 12 months, a beneficial owner of more than 5% of the outstanding shares of stock of Southern, unless it has been approved by the board of directors and certain other conditions are met.

Anti-Takeover Legislation

          Southern is subject to Chapter 7A of the MBCA and will continue to be so after completion of the merger. Chapter 7A contains provisions which generally require that business combinations between a corporation which is subject to Chapter 7A and a beneficial owner of 10% or more of the voting power of the corporation be approved by a very high percentage of the shareholders. The vote required is the affirmative vote of at least 90% of the votes of each class of stock entitled to be cast and not less than 2/3 of the votes of each class of stock entitled to be cast by shareholders other than the 10% owner who is a party to the combination. The high vote requirements will not apply if (i) the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies the specified fairness standards, various other conditions are met and the 10% owner has been such for at least five years.

Control Share Act

          Chapter 7B of the MBCA establishes procedures governing "control share acquisitions" (the "Control Share Act"). A control share acquisition is defined as an acquisition of shares by an acquirer which, when combined with other shares held by that person or entity, would give the acquirer voting power at or above any of the following thresholds: 20%, 33 1/3% or 50%. Under the Control Share Act, an acquirer may not vote "control shares" unless Southern's disinterested shareholders vote to confer voting rights on the control shares. The acquiring person, officers of Southern, and directors of Southern who are also employees of Southern are precluded from voting on the issue of whether the control shares will be accorded voting rights. The Control Share Act does not affect the voting rights of shares owned by an acquiring person before the control share acquisition.

          The Control Share Act entitles Southern to redeem control shares from the acquiring person under certain circumstances. In other cases, the Control Share Act confers dissenters' rights upon all of Southern's shareholders except the acquiring person.

          The Control Share Act applies only to an "issuing public corporation." Southern falls within the statutory definition of an "issuing public corporation" and would continue to do so after the merger.

Classified Board

          Each of the current boards of directors of both Southern and FNB are classified into three classes, with each class serving a staggered, three-year term. The articles of incorporation of Southern after the merger will classify the board of directors of Southern into three classes serving staggered, three-year terms. Classification of the board of directors could have the effect of extending the time during which the existing board of directors could control the operating policies of Southern even though opposed by the holders of a majority of the outstanding shares of Southern common stock. In addition, under Southern's articles of incorporation, directors of Southern may only be removed for "cause," and only by the affirmative vote of a majority of the outstanding shares of capital stock of Southern, voting together as a single class, entitled to vote in the election of directors. See "The Merger-Comparison of Rights of FNB Shareholders to Rights of Shareholders in the Combined Organization."

Board Evaluation of Certain Offers

          Article XIII of Southern's articles of incorporation provides that the board of directors may not approve, adopt or recommend any offer of any person or entity (other than Southern) to make a tender or exchange offer for any equity security of Southern, or to merge or consolidate Southern with any other entity, to purchase or acquire all or substantially all of Southern's assets, a liquidation or dissolution of Southern, or a reorganization or recapitalization of Southern, unless and until the board of directors has evaluated the offer and determined that it would be in compliance with all applicable laws, that the offer is in the best interests of Southern, and satisfies certain other conditions. In doing so, the board of directors may rely on an opinion of legal counsel who is independent from the offering party, and/or may test such legal compliance in front of any court or agency that may have appropriate jurisdiction over the matter.

          In making its determination, the board of directors must consider all factors it deems relevant, including but not limited to: (i) the adequacy and fairness of the consideration to be received by Southern and/or its shareholders, considering historical trading prices of Southern common stock, the price that could be achieved in a negotiated sale of Southern as a whole, past offers, and the future prospects of Southern; (ii) the potential social and economic impact of the proposed transaction on Southern, its employees, customers and vendors; (iii) the potential social and economic impact of the proposed transaction on the communities in which Southern and its subsidiaries operate or are located; (iv) the business, financial condition, safety, soundness and earnings prospects of the offering party, including, without limitation, debt service and other existing or likely financial obligations of the offering party; (v) the competence, experience and integrity of management of the offering party; and (vi) the intentions of the offering party regarding the use of Southern's assets to finance the transaction. Consideration of these factors could result in Southern's board of directors rejecting offers that would otherwise be desirable to its shareholders.

Nomination of Directors

          Under Southern's bylaws, all shareholder nominations for directors for which written proxy solicitation by the board of directors is sought, must be made in writing and delivered or mailed to Southern by December 31 of the year preceding the year in which the nomination is proposed. All other shareholder nominations for directors (i) may be made only by a shareholder entitled to vote in the election of directors at the particular meeting at which the nomination is to occur, (ii) must be made by the shareholder in person or by proxy at such meeting, and (iii) only if the shareholder delivers personally, or the Secretary of Southern otherwise receives, written notice of the shareholder's intent to make the nomination at least 30 days, but no more than 90 days, before the anniversary date of the record date for determination of shareholders entitled to vote in the immediately preceding annual meeting of shareholders. Nominations that are not received before the applicable deadline will not be placed on the ballot and will be deemed void and of no effect. Southern's board of directors believes that advance notice of nominations by shareholders will afford a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the board of directors, will provide an opportunity to inform shareholders about such qualifications. Although this nomination procedure does not give the board of directors any power to approve or disapprove of shareholder nominations for the election of directors, this nomination procedure may have the effect of precluding a nomination for the election of directors at a particular annual meeting if the proper procedures are not followed.

Comparison of Rights of FNB Shareholders to Rights of Shareholders in the Combined Organization

          If the merger is completed, a person holding a given percentage of the outstanding shares of Southern common stock or FNB common stock will hold a lesser percentage of the outstanding shares of common stock in the combined organization after the merger. In addition, because the combined organization will be a larger entity than either Southern or FNB, the number of financial institutions and other companies that have the resources to acquire the combined organization will be smaller than before the merger.

          Southern is not currently subject to the reporting requirements of the Exchange Act, but will be after completion of the merger. FNB is not presently subject to the reporting requirements of the Exchange Act. FNB's shareholders will benefit from Southern's obligation to file periodic reports under the Exchange Act after completion of the merger because of the availability of more current and detailed information regarding the combined organization than presently exists with respect to FNB. This benefit will be offset, to a degree, by the costs associated with complying with the Exchange Act, which will be borne by the combined organization. The Sarbanes-Oxley Act of 2002 has increased these compliance costs considerably.

          At the effective time of the merger, the articles of incorporation and bylaws of Southern will remain unchanged. The corporate affairs of FNB are governed by the MBCA, and the corporate affairs of the combined organization after the merger will also be governed by the MBCA. The rights of shareholders of the combined organization under the MBCA after the merger will not significantly differ from the present rights of shareholders of FNB under the MBCA.

Removal of Directors and Filling Vacancies

          The articles of incorporation of Southern provide that directors of Southern may only be removed for "cause," and only by the affirmative vote of not less than a majority of the outstanding shares of capital stock of Southern, voting together as a single class, entitled to vote in the election of directors. See "The Merger-Provisions Affecting Control of Southern."

          Vacancies in the board of directors, other than vacancies caused by newly created directorships resulting from an increase in the number of directors, may be filled only by the board of directors by the affirmative vote of at least 80% of the directors then in office. Any vacancy for any newly created directorships resulting from any increase in the number of directors may be filled either by the affirmative vote of at least 80% of the directors then in office or by the shareholders as permitted under Southern's bylaws from time to time. Any director chosen to fill a vacancy will hold office until the next election for the class for which the director was chosen and until his or her respective successor is duly elected and qualified or his or her resignation or removal.

Amendment or Repeal of the Articles of Incorporation and Bylaws

          Under Michigan law, the board of directors need not adopt a resolution setting forth an amendment to the articles of incorporation before the shareholders may vote on it. Unless the articles of incorporation provide otherwise, amendments of the articles of incorporation generally require the approval of the holders of a majority of the outstanding stock entitled to vote thereon, and if the amendment would increase or decrease the number of authorized shares of any class or series, or would adversely affect the rights, powers, or preferences of such class or series, a majority of the outstanding stock of such class or series also would be required to approve the amendment.

          Amendments to certain provisions of Southern's articles of incorporation require a greater-than-majority vote. The affirmative vote of at least 66 2/3% of the outstanding shares of voting stock is required to amend, repeal or adopt any provisions inconsistent with Article IX, which sets forth requirements applicable to certain business combinations involving interested shareholders or their affiliates, and Article VII, which sets forth voting requirements by shareholders for amendments to certain articles of Southern's articles of incorporation and certain articles of Southern's bylaws.

          The bylaws of Southern may be altered, amended or repealed by the affirmative vote of a majority of the directors then in office, without shareholder approval. However, amendments to certain provisions of Southern's bylaws require a greater-than-majority vote. The affirmative vote of at least 66 2/3% of the outstanding shares of voting stock of Southern or the affirmative vote of at least 80% of directors then in office is required to amend, repeal, or adopt any provisions inconsistent with Article I, Section 11, which governs conduct of shareholder meetings; Article III, Section 1, which governs the permissible number of directors; Article III, Section 3, which governs qualification and nomination of directors; Article III, Section 4, which governs filling vacancies on the board of directors; Article XI, which governs redemption of shares acquired in a "Control Share Acquisition" within the meaning of, and as permitted by, Chapter 7B of the MBCA and Article XII, which governs amendments of the bylaws.

Transfer of Fewer than 100 Shares of Southern Common Stock

          Southern's articles of incorporation provide that a shareholder may not transfer shares of Southern common stock without the consent of Southern if, as a result of an attempted transfer, the party who would receive the shares would own fewer than 100 shares of Southern common stock. "Transfer" means any type of disposition, including a sale, gift, contribution, pledge, or other action that results in a change of record ownership of any share of Southern common stock.

Indemnification and Limitation of Liability

Limitation of Personal Liability

          The MBCA provides that a director or officer of a Michigan corporation must discharge his or her duties as a director or officer in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner he or she reasonably believes to be in the best interests of the corporation. In discharging these duties, a director or officer is entitled to rely on information, reports, or statements prepared by directors, officers, or employees of the corporation whom the director or officer reasonably believes to be reliable and competent in the matters presented; legal counsel, accountants, engineers, or other persons as to matters the director or officer reasonably believes are within the person's professional or expert competence; or a committee of the board of which the director or officer is not a member if he or she believes the committee merits confidence. A director or officer is not, however, entitled to rely on the foregoing information if he or she has knowledge that makes such reliance unwarranted. A director or officer who so performs these duties may not be held liable by reason of being or having been a director or officer of the corporation.

          Southern's articles of incorporation provide that directors do not have personal liability to Southern or its shareholders for monetary damages arising out of a breach of fiduciary duty by directors in their capacities as directors. Under Michigan law, liability may not be eliminated for (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on Southern or its shareholders; (iii) actions involving approval of various types of illegal distributions or the making of improper loans; or (iv) an intentional criminal act. Southern's articles of incorporation are intended to give the directors of Southern the full protection against personal liability that is permitted under Michigan law. This provision is designed to promote an environment in which Southern's directors are free to function decisively and effectively in directing the operation of Southern without the potential inhibiting threat of litigation.

          These provisions do not eliminate the duty of care imposed upon a director, but only eliminate a director's personal monetary liability to Southern and its shareholders for actions that may be deemed to constitute a breach of the duty of care in the decision-making context. The director's duty of care remains unchanged and will be enforceable through such equitable remedies as injunctive relief or rescission. However, equitable remedies available to shareholders may in some instances be ineffective as a practical matter. For instance, shareholders may not be aware of a proposed transaction or other action until it is too late to prevent its completion. The provision also does not change any of the separate obligations of directors under the federal securities laws.

          Because these provisions of Southern's articles of incorporation limit the situations in which a director may be held monetarily liable, they could have the effect of reducing the likelihood of derivative litigation against Southern's directors. They may also discourage or deter shareholders from bringing a lawsuit against Southern's directors for breach of their duties of care, even though such an action, if successful, might otherwise have benefited Southern and its shareholders. Insulation of directors from personal liability could influence their decisions with respect to any future proposals to acquire Southern. This could have the effect of making it more difficult for others to acquire Southern and might discourage efforts to acquire Southern.

          Southern's board of directors does not believe the limitation of director liability under Southern's articles of incorporation results in directors acting with less concern for their fiduciary duties. Southern's board of directors believes that the diligence exercised by directors stems primarily from their desire to act in the best interests of Southern, and not from a fear of monetary damage awards. Consequently, Southern's board of directors believes that the level of scrutiny and care exercised by directors is not lessened by limitation of liability provisions contained in Southern's articles of incorporation.

Indemnification

          Southern's articles of incorporation require it to indemnify directors and officers of Southern who were or are a party or are threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that the individual is or was a director, or is or was serving at the request of Southern in another capacity, to the fullest extent permitted by law. Also, Southern's articles of incorporation permit it to further indemnify directors and persons who are not directors of Southern to the extent authorized by the MBCA, its bylaws, resolution of the board of directors or contractual agreement authorized by the board of directors.

          Southern's bylaws require Southern to indemnify any director or officer, and permit Southern to indemnify any employee, agent, or other person, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of Southern), whether civil, criminal, administrative, or investigative, and whether formal or informal, by reason of the fact that the person is or was a director, officer, employee, or agent of Southern or is or was serving at the request of Southern as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Southern or its shareholders and, with respect to a criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

          Southern's bylaws require Southern to indemnify any director or officer, and permit Southern to indemnify any employee, agent, or other person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of Southern to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of Southern or is or was serving at the request of Southern as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees) and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Southern or its shareholders. However, Southern is not permitted to indemnify any person in respect of any claim, issue, or matter in which the person shall have been found liable to Southern except to the extent authorized by statute.

          In addition, Southern's ability to indemnify its directors and officers or other persons is determined, to an extent, by the MBCA. The following is a summary of the applicable provisions of the MBCA.

          Sections 561 through 571 of the MBCA contain provisions governing the indemnification of directors and officers by Michigan corporations. That statute provides that a corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

          Indemnification of expenses (including attorneys' fees) and amounts paid in settlement is permitted in derivative actions, except that indemnification is not allowed for any claim, issue or matter in which such person has been found liable to the corporation unless and to the extent that a court decides indemnification is proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of an action, suit or proceeding, or in defense of a claim, issue or matter in the action, suit or proceeding, he or she shall be indemnified against actual and reasonable expenses (including attorneys' fees) incurred by him or her in connection with the action, suit or proceeding, and any action, suit or proceeding brought to enforce the mandatory indemnification provided under the MBCA. The MBCA permits partial indemnification for a portion of expenses (including reasonable attorneys' fees), judgments, penalties, fines and amounts paid in settlement to the extent the person is entitled to indemnification for less than the total amount.

          A determination that the person to be indemnified meets the applicable standard of conduct and an evaluation of the reasonableness of the expenses incurred and amounts paid in settlement shall be made by a majority vote of a quorum of the board of directors who are not parties or threatened to be made parties to the action, suit or proceeding, by a majority vote of a committee of not less than 2 disinterested directors, by independent legal counsel, by all "independent directors" not parties or threatened to be made parties to the action, suit or proceeding, or by the shareholders.

          Under the MBCA, a corporation may pay or reimburse the reasonable expenses incurred by a director, officer, employee or agent who is a party or threatened to be made a party to an action, suit or proceeding in advance of final disposition of the proceeding if (i) the person furnishes the corporation a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct, and (ii) the person furnishes the corporation a written undertaking to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct, which undertaking need not be secured.

          The indemnification provisions of the MBCA are not exclusive of the rights to indemnification under a corporation's articles of incorporation or bylaws or by agreement. However, the total amount of expenses advanced or indemnified from all sources combined may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for under the MBCA continues as to a person who ceases to be a director, officer, employee or agent.

          The MBCA permits Southern to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with Southern, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Southern maintains such insurance on behalf of its directors, officers and employees.

          The potential risks of personal liability may deter qualified individuals from accepting a position as a director of Southern unless adequate insurance or other protection is available. The board of directors of Southern believes that the provisions of its articles of incorporation and bylaws are important to Southern's efforts to attract and retain qualified directors and officers in the future.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers, and controlling persons of Southern pursuant to the foregoing provisions, or otherwise, Southern has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Restrictions on FNB Affiliates

          All shares of Southern common stock received by FNB shareholders in the merger will be freely transferable, except that shares of Southern common stock received by persons who are deemed "affiliates" (as defined under the Securities Act of 1933) of FNB before the merger may only be resold in transactions permitted by the resale provisions of Rule 145 under the Securities Act of 1933 or as otherwise permitted under the Securities Act of 1933. FNB's directors and officers are deemed to be affiliates of FNB.

          This prospectus and proxy statement covers Southern common stock to be issued in connection with the merger. It does not cover any resales of Southern common stock to be received by affiliates upon completion of the merger, and no person is authorized to make any use of this prospectus and proxy statement in connection with any such resale.

Funding of Cash Portion of Merger Consideration

          The cash portion of the merger consideration will be approximately $13,000,000. Southern intends to fund the cash portion of the merger consideration with a combination of a cash dividend from Southern Michigan Bank and loan proceeds of approximately $9,000,000. Southern Michigan Bank will fund the cash dividend from existing cash reserves and cash equivalent investments.

          Southern has a loan commitment from LaSalle Bank N.A. to lend Southern up to $10,000,000 to fund the acquisition of FNB and for general working capital purposes. The loan will consist of two credit facilities. The first credit facility will consist of a $3,000,000 secured revolving credit facility, which will mature three years from the date the loan is closed. The second credit facility will consist of a $7,000,000 secured term facility, which will mature five years from the date the loan is closed and be subject to a 12 year amortization. The interest rate on the first credit facility will be LIBOR plus 150 basis points. The interest rate on the second credit facility will be LIBOR plus 145 basis points. Repayment of the first credit facility will be interest only on a quarterly basis, with the principal amount of the loan due at maturity. Repayment of the second credit facility will be interest and principal on a quarterly basis (based on a 12 year amortization), with the remaining principal amount due at maturity. Both credit facilities will be secured by a pledge of 100% of the stock of Southern's wholly-owned subsidiary, Southern Michigan Bank. The approximate $1,000,000 remaining available balance on the first credit facility may be drawn against by Southern for general working capital purposes.

Accounting Treatment

          Southern expects to treat the merger under generally accepted accounting principles governing the purchase method of accounting. See "The Merger-Unaudited Pro Forma Combined Condensed Consolidated Financial Statements."

Material Federal Income Tax Consequences.

General

          The following summary sets forth the material U.S. federal income tax consequences of the merger to the holders of FNB common stock who exchange such stock for (1) shares of Southern common stock, (2) cash, or (3) a combination of cash and Southern common stock. The tax consequences under state, local and foreign laws are not addressed in this summary. The following summary is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations, administrative rulings and court decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Such a change could affect the continuing validity of this summary. The following summary is the subject of an opinion from legal counsel received by Southern and FNB and filed as Exhibit 8 to the registration statement. No assurance can be given that the Internal Revenue Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

          The following summary addresses only shareholders who are citizens or residents of the United States who hold their FNB common stock as a capital asset. It does not address all the tax consequences that may be relevant to particular shareholders in light of their individual circumstances or to shareholders that are subject to special rules, including, without limitation: financial institutions; tax-exempt organizations; S corporations, partnerships or other pass-through entities (or an investor in an S corporation, partnership or other pass-through entity); insurance companies; mutual funds; dealers in stocks or securities, or foreign currencies; foreign holders; a trader in securities who elects the mark-to-market method of accounting for the securities; persons that hold shares as a hedge against currency risk, a straddle or a constructive sale or conversion transaction; holders who acquired their shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan; holders of FNB stock options, stock warrants or debt instruments; and holders subject to the alternative minimum tax.

The Merger

          No ruling has been, or will be, sought from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. FNB and Southern have received an opinion from legal counsel to the effect that, based upon facts and representations (some of which are factual and some of which assume the occurrence of future events) set forth in such opinions, the merger constitutes a reorganization within the meaning of Section 368 of the Internal Revenue Code. The issuance of the opinions is conditioned on, among other things, such tax counsel's receipt of representation letters, which will include facts and representations (some of which are factual and some of which assume the occurrence of future events), from FNB and its subsidiaries, in each case in form and substance reasonably satisfactory to such counsel. Opinions of counsel are not binding on the Internal Revenue Service.

          Based upon the above assumptions and qualifications, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368 of the Internal Revenue Code. Each of FNB and Southern will be a party to the merger within the meaning of Section 368(b) of the Internal Revenue Code, and neither of FNB or Southern will recognize any gain or loss as a result of the merger.

Consequences to Shareholders

          Exchange of FNB Common Stock Solely for Southern Common Stock

          In general, a shareholder who exchanges all of his or her shares solely for Southern common stock will not recognize income, gain or loss for U.S. federal income tax purposes, except with respect to cash received in lieu of fractional shares of Southern common stock, as discussed below.

          Cash in Lieu of Fractional Shares

          In general, a shareholder who receives cash instead of a fractional share of Southern common stock will generally be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the shareholder's aggregate adjusted tax basis of the shares of FNB common stock exchanged in the merger that is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of FNB common stock is more than one year at the effective time of the merger.

          Exchange of FNB Common Stock Solely for Cash

          In general, a shareholder who exchanges all of the shares of FNB common stock actually owned by the shareholder solely for cash will recognize gain or loss equal to the difference between the amount of cash received and his or her adjusted tax basis in the shares of FNB common stock surrendered, which gain or loss generally will be long-term capital gain or loss if the shareholder's holding period with respect to the FNB common stock surrendered is more than one year at the effective time of the merger. Under certain circumstances, a shareholder may be treated as constructively owning stock that is actually owned by another person. Thus, an individual shareholder may be attributed ownership of stock owned by certain relatives and by legal entities in which such shareholder owns an interest. Likewise, a shareholder that is a partnership, corporation, estate, or trust may be attributed ownership of stock owned by its partners, shareholders, or beneficiaries, respectively. If a shareholder constructively owns shares of FNB common stock that are exchanged for shares of Southern common stock in the merger or owns shares of Southern common stock actually or constructively after the merger, the consequences to that shareholder may be similar to the consequences described below under the heading "Exchange of FNB Common Stock for Southern Common Stock and Cash," except that the amount of consideration, if any, deemed to be a dividend may not be limited to the amount of that shareholder's gain.

          Exchange of FNB Common Stock for Southern Common Stock and Cash

          In general, a shareholder who exchanges all of the shares of FNB common stock actually owned by the shareholder for a combination of Southern common stock and cash will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess of the sum of the amount of cash and the fair market value of the Southern common stock received in the merger over that shareholder's adjusted tax basis in his or her shares of FNB common stock surrendered) and (2) the amount of cash received in the merger. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the merger, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Shareholders should consult their tax advisors regarding the manner in which cash and Southern common stock should be allocated among different blocks of FNB common stock. Any recognized gain will generally be long-term capital gain if the shareholder's holding period with respect to the FNB common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the shareholder's ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See "Possible Treatment of Cash as a Dividend" below.

          The aggregate tax basis of Southern common stock received (including fractional shares deemed received and redeemed as described above) by a shareholder that exchanges his or her shares of FNB common stock for a combination of Southern common stock and cash in the merger will be equal to the aggregate adjusted tax basis of the shares of FNB common stock surrendered for Southern common stock and cash, reduced by the amount of cash received by the shareholder in the merger (excluding any cash received instead of a fractional share of Southern common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described above), if any, recognized by the shareholder on the exchange. A shareholder's holding period of Southern common stock (including fractional shares deemed received and redeemed as described above) will include such shareholder's holding period of the shares of FNB common stock surrendered.

          Possible Treatment of Cash as a Dividend

          In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the shareholder's deemed percentage stock ownership of Southern. For purposes of this determination, the shareholder is treated as if the shareholder first exchanged all of his or her shares of FNB common stock solely for Southern common stock and then Southern immediately redeemed, which we refer to as the "deemed redemption," a portion of the Southern common stock in exchange for the cash the shareholder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) "substantially disproportionate" with respect to the shareholder or (2) "not essentially equivalent to a dividend."

          The deemed redemption will generally be "substantially disproportionate" with respect to a shareholder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is "not essentially equivalent to a dividend" with respect to a shareholder will depend upon the shareholder's particular circumstances. At a minimum, however, in order for the deemed redemption to be "not essentially equivalent to a dividend," the deemed redemption must result in a "meaningful reduction" in the shareholder's deemed percentage stock ownership of Southern. In general, that determination requires a comparison of (1) the percentage of the outstanding Southern common stock that the shareholder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding Southern common stock that is actually and constructively owned by the shareholder immediately after the deemed redemption. In applying the above tests, a shareholder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a shareholder's option to purchase such stock in addition to the stock actually owned by the shareholder.

          These rules are complex and dependent upon the specific factual circumstances particular to each shareholder. Consequently, each shareholder should consult his or her tax advisor as to the application of these rules to the particular facts relevant to such shareholder.

Backup Withholding and Reporting Requirements

          A shareholder, other than certain exempt recipients, may be subject to backup withholding at a rate of 28% with respect to any cash payment received in the merger. However, backup withholding will not apply to any holder who either (a) furnishes a correct taxpayer identification number and certifies that he or she is not subject to backup withholding by completing the substitute Form W-9 that will be included as part of the election form and the transmittal materials, or (b) otherwise proves to Southern and the Exchange Agent that the shareholder is exempt from backup withholding.

          A shareholder that receives Southern common stock in the merger will be required to retain records pertaining to the merger and will be required to file with its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

          EACH SHAREHOLDER OF FNB SHOULD CONSULT A PROFESSIONAL TAX ADVISOR ON THE TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER.

Fairness Opinion of Austin Associates, LLC

          FNB selected and retained Austin Associates to act as FNB's financial advisor in connection with the merger and related matters based upon its qualifications, expertise and reputation, as well as its familiarity with FNB. Austin Associates is a recognized investment banking and advisory firm. As a part of its investment banking and advisory business, Austin Associates is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, secondary distributions of securities, private placements and valuations for ESOP, going private transactions, corporate and other purposes. The 1.87 conversion ratio and the $45.35 cash price per share of FNB common stock was determined by FNB after arms-length negotiations with Southern.

          Austin Associates acted as financial advisor to FNB in connection with the proposed merger and participated in certain negotiations leading to the plan of merger. At the April 17, 2007 meeting, at which the FNB board of directors considered and adopted the plan of merger, Austin Associates delivered to the board of directors its oral opinion, subsequently confirmed in writing that, as of such date, the merger consideration was fair to FNB's shareholders from a financial point of view. Austin Associates confirmed its April 17, 2007 opinion by delivering to the board of directors a written opinion dated as of the date of this prospectus and proxy statement. In rendering its updated opinion, Austin Associates confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing the other factors considered in rendering its opinion. The full text of Austin Associates' updated opinion is attached as Appendix B to this prospectus and proxy statement and is incorporated by reference into this prospectus and proxy statement. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations of the review undertaken by Austin Associates in rendering its opinion.

          You should consider the following when reading the discussion of Austin Associates' opinion in this document:
•

The description of the opinion set forth below is only a summary of the opinion. You should read the opinion in its entirety for a full discussion of the procedures followed, assumptions made, matters considered, and qualifications and limitations of the review undertaken by Austin Associates in connection with its opinion.

•	Austin Associates expressed no opinion as to the price at which Southern's or FNB's common stock would be trading at any time.

•

Austin Associates' opinion does not address the relative merits of the merger and the other business strategies considered by FNB's board of directors, nor does it address FNB's board of director's decision to proceed with the merger.

•

Austin Associates' opinion to FNB's board of directors rendered in connection with the merger does not constitute a recommendation to any FNB shareholder as to how he or she should vote at the special meeting, nor to their election of cash or Southern common stock.

          The preparation of a financial fairness opinion involves various determinations as to the most appropriate methods of financial analysis and the application of those methods to the particular circumstances. It is, therefore, not readily susceptible to partial analysis or summary description. In connection with rendering its opinion, Austin Associates performed a variety of financial analyses. Austin Associates believes that its analyses and the facts considered in its analyses, without considering all other factors and analyses, could create an incomplete or inaccurate view of the analyses and the process underlying the rendering of Austin Associates' opinion. No limitations were imposed by FNB's board of directors or its management upon Austin Associates with respect to the investigations made or the procedures followed by Austin Associates in rendering its opinion.

          In performing its analyses, Austin Associates made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Southern and FNB and which may not be realized. Any estimates contained in Austin Associates' analyses are not necessarily predictive of future results or values, and may be significantly more or less favorable than the estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which the companies or their securities may actually be sold. Unless specifically noted, none of the analyses performed by Austin Associates was assigned a greater significance by Austin Associates than any other. The relative importance or weight given to these analyses is not affected by the order of the analyses or the corresponding results. The summaries of financial analyses include information presented in tabular format. The tables should be read together with the text of those summaries.

          Austin Associates has relied, without independent verification, upon the accuracy and completeness of the information it reviewed for the purpose of rendering its opinion. Austin Associates has performed annual stock valuations of Southern for its Employee Stock Ownership Plan with the most recent completed in February 2007 based on year-end 2006 financial information. Austin Associates has not reviewed any individual credit files of Southern or FNB, and has assumed that Southern's and FNB's allowances are, in the aggregate, adequate to cover losses. Austin Associates' opinion is based on economic, market and other conditions existing on the date of its opinion.

          In rendering its opinion, Austin Associates made the following assumptions:
•	The merger will be accounted for as a purchase in accordance with generally accepted accounting principles;

•

All material governmental, regulatory and other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on FNB, Southern or on the anticipated benefits of the merger;

•	FNB and Southern have provided all of the information that might be material to Austin Associates in its review; and

•

Financial projections Austin Associates reviewed were reasonably prepared on a basis reflecting the best currently available estimates and judgment of the management of FNB and Southern as to the future operating and financial performance of FNB and Southern, respectively.

          In connection with its opinion, Austin Associates reviewed:
•	The plan of merger;

•	Audited financial statements of Southern for the five years ended December 31, 2002 through 2006, and unaudited statements for the three-month period ended March 31, 2007;

•	Audited financial statements of FNB for the five years ended December 31, 2002 through 2006, and unaudited statements for the three-month period ended March 31, 2007;

•	Certain publicly available financial statements and other historical financial information of Southern and FNB that Austin Associates deemed relevant; and

•	Financial and operating information with respect to the business, operations and prospects of Southern and FNB.

          In addition, Austin Associates:
•

Held discussions with members of the senior management of Southern and FNB regarding the historical and current business operations, financial condition and future prospects of their respective companies;

•

Reviewed the historical market prices and trading activity for the common stock of Southern and FNB, and compared the market activity of Southern common stock with that of certain publicly traded companies which it deemed to be relevant;

•	Compared the results of operations of Southern and FNB with those of certain financial institutions which it deemed to be relevant;

•	Compared the financial terms of the merger with the financial terms, to the extent publicly available, of other recent business combinations of financial institutions;

•	Analyzed the pro forma equivalent financial impact of the merger to FNB's per share results; and

•	Conducted such other studies, analyses, inquiries and examinations as Austin Associates deemed appropriate.

          The following is a summary of all material analyses performed by Austin Associates in connection with its opinion provided to FNB's board of directors as of April 17, 2007. The summary does not purport to be a complete description of the analyses performed by Austin Associates.

FNB Sale of Control Valuation

          FNB retained Austin Associates to complete a sale of control valuation of FNB common stock in October 2006. The results of the valuation were presented to the board of directors of FNB on December 19, 2006. Austin Associates determined the sale of control value of FNB based on financial information through September 30, 2006. The valuation focused on three areas including (1) the sale of control value of FNB; (2) review of economic and demographic data and deposit market share trends in FNB's market areas; and (3) identification and review of potential buyer candidates. As part of the sale of control valuation, Austin Associates reviewed the historical performance of FNB including balance sheet growth, loan and deposit mix, profitability, asset quality, capital ratios, deposit market share trends along with economic outlook for its markets. Austin Associates also held discussions with management regarding its estimated performance for the remainder of 2006 and projections for 2007.

          To determine sale of control indications of value, Austin Associates used two approaches. The first approach was based on a discounted cash flow (earnings-based) approach that considers the stand-alone projected performance of FNB and then considers the potential cost savings that could be achieved through a merger.

Discounted Cash Flow Method ("DCF"): Indications of value for FNB were developed based on projected stand-alone earnings and then adjusted for estimated cost savings. All cost savings were assumed in compensation and benefits and other operating expense areas, including data processing, directors' fees, taxes (other than income) and legal/audit. We believe this level of overhead cost savings is consistent with a potential buyer's pro forma operating cost structure.

(Dollars in thousands)
	For the Year Ending September 30,

	2007	2008	2009	2010	2011
FNB's Stand-Alone Net Income	$1,273	$1,367	$1,465	$1,566	$1,609
Potential Cost Savings (After-Tax)	0	792	792	792	792
Pro Forma Net Income	$1,273	$2,159	$2,257	$2,358	$2,401
Pro Forma ROAA	0.86%	1.44%	1.47%	1.51%	1.51%

          In developing these projections, Austin Associates considered FNB's strategic plan developed during the second half of 2006. Austin Associates assumed no other material changes in the operations of FNB, including the types of products and services offered. Austin Associates used primarily current trend lines of FNB in developing its projections. In addition to the historical performance of FNB Bank, Austin Associates considered FNB's budget forecasts for the fourth quarter of 2006 and all of 2007.

          Austin Associates assumed a two percent annual asset growth rate for each year between September 2006 to September 2011 for FNB on a stand-alone basis. Austin Associates also assumed FNB's stand-alone earnings would increase from $1.3 million for the twelve month period ending September 30, 2007 to $1.6 million for the twelve month period ending September 30, 2011.

          Austin Associates utilized a 12 percent discount rate in its discounted cash flow analysis. To confirm the validity of this result, Austin Associates reviewed long-term compound annual stock market returns for various market indices. According to the Ibbotson Associates, Inc. widely recognized Stocks, Bonds, Bills and Inflation 2006 Yearbook, the compound annual return for the period 1926 to 2005 was 10.4 percent for large company stocks and 12.6 percent for small company stocks.

          Austin Associates projected a three percent growth rate in earnings for years six and beyond in the stand-alone DCF value calculation. This growth rate is above FNB's actual compound annual growth rate in total assets of 0.3% from year-end 2001 to September 30, 2006. In addition, Austin Associates calculated the DCF value associated with potential cost savings using a similar methodology as that in the stand-alone calculation. Indications of value ranged from $23.2 million to $26.3 million under the DCF approach.

          The second approach was based on a review of guideline sale of control transactions. After reviewing selected transactions and seller's financial performance, Austin Associates applied comparable price to tangible book value, price to earnings and premium to core deposit multiples to develop indications of value. Indications of value ranged from $24.7 million to $29.6 million under the guideline transaction approach.

          Based on its analysis, Austin Associates estimated a potential aggregate sale of control value for FNB between $24.0 and $27.0 million. The following is a summary of the valuation results.

Sale of Control Value Results for Company
($Millions)

DCF Value w/Control Premium	$23.3 - $24.2
DCF Value w/Cost Savings Synergies	$25.3 - $26.3
Guideline Transactions: Price to Tangible Book	$25.2 - $28.4
Guideline Transactions: Price to Earnings	$24.7 - $27.3
Guideline Transactions: Premium to Core Deposits	$26.5 - $29.6

Selected Sale of Control Range	$24.0 - $27.0
Per Share (Rounded)(1)	$41.5 - $47.0
% of Book Value	191% - 214%
Multiple of Annualized YTD Net Income	18.4 - 20.7

(1)	Per share value in actual dollars.

          The following table provides a summary to the sale of control valuation range compared to the consideration value offered by Southern as of April 16, 2007.
Value Comparison	Southern Offer 04/16/07	Sale of Control Range As of 09/30/06
Aggregate Value ($Million)	$25.9	$24.0	$27.0
Price/Earnings	33.4	18.4	20.7
Price/Tangible Book Value	209%	191%	214%

          Summary of Financial Terms of Agreement

          Austin Associates reviewed the financial terms of the proposed transaction, including the form of consideration, the exchange ratio for the stock portion of the purchase price, and the resulting value per share to be received by FNB common shareholders pursuant to the proposed merger. The terms of the plan of merger provide that shareholders of FNB will elect to receive either $45.35 per share in cash or 1.87 shares of Southern common stock, or a combination thereof, in exchange for each outstanding share of FNB common stock, subject to proration such that total consideration of 50 percent would be paid in shares of Southern common stock and 50 percent would be paid in cash.

          Based on 573,339 common shares of FNB, the negotiated value of the transaction was approximately $25.9 million based on Southern's closing stock price of $24.00 per share on April 16, 2007. Austin Associates calculated that the value of $25.9 million represented:

•	209 percent of FNB's tangible book value at December 31, 2006;
•	33.4 times FNB's stated net income of $774,000 for the fiscal year-ending December 31, 2006; and
•	11.8 percent premium over tangible book value as a percent of core deposits as of December 31, 2006.

          Industry Comparative Analysis

          To assist in evaluating the value of the stock portion of the merger consideration, Austin Associates compared selected operating results of Southern to those of all publicly traded banking organizations headquartered in Michigan, Ohio and Indiana having assets between $250 and $500 million. This peer group consisted of the following 27 companies:
Company Name	Ticker	City	State
PSB Group	PSBG	Madison Heights	MI
First Internet Bancorp	FIBP	Indianapolis	IN
FNBH Bancorp Inc.	FNHM	Howell	MI
Cortland Bancorp	CLDB	Cortland	OH
ChoiceOne Financial Services, Inc.	COFS	Sparta	MI
Croghan Bancshares Inc.	CHBH	Fremont	OH
F.S. Bancorp	FXLG	Lagrange	IN
Heartland BancCorp	HLAN	Gahanna	OH
United Bancorp Inc.	UBCP	Martins Ferry	OH
Mackinac Financial Corp.	MFNC	Manistique	MI
Farmers Bancorp	FABP	Frankfort	IN
Keweenaw Financial Corp.	KEFI	Hancock	MI
Bancorp of Southern Indiana	BCSO	Seymour	IN
Crystal Valley Financial Corp.	CYVF	Middlebury	IN
Middlefield Banc Corp.	MBCN	Middlefield	OH
CSB Bancorp Inc.	CSBB	Millersburg	OH
Killbuck Bancshares Inc.	KLIB	Killbuck	OH
West Shore Bank Corporation	WSSH	Ludington	MI
National Bancshares Corp.	NBOH	Orrville	OH
Pavilion Bancorp Inc.	PVLN	Adrian	MI
Monarch Community Bancorp	MCBF	Coldwater	MI
Commercial National Financial	CEFC	Ithaca	MI
CITBA Financial Corp.	CBAF	Mooresville	IN
Commercial Bancshares Inc.	CMOH	Upper Sandusky	OH
Futura Banc Corp.	FUBK	Urbana	OH
County Bank Corp.	CBNC	Lapeer	MI
CNB Corp.	CNBZ	Cheboygan	MI

Austin Associates considered this group of financial institutions comparable to Southern based on financial characteristics and geographic location. Austin Associates compared selected balance sheet data, asset quality, capitalization, profitability ratios and market statistics. Selected results of this comparison are set forth below:

	Southern(1)		Median Peer Group

	Year Ending Dec. 31, 2006	Three-Year Average Ending 2006	Last Twelve Months Dec. 31, 2006	Three-Year Average Ending 2006
Core Return on Average Assets	1.24%	1.19%	0.96%	0.86%
Core Return on Average Equity	13.67%	13.08%	9.38%	8.36%
Efficiency Ratio	68.08%	67.89%	67.27%	68.03%
Tangible Equity/Tangible Assets	9.11%	9.02%	9.05%	9.30%
Nonperforming Assets/Assets	1.51%	1.59%	0.78%	0.79%

(1)	Austin Associates adjusted equity capital to eliminate the ESOP repurchase obligation.

          This summary indicates that Southern performed either at or above the peer group median financial ratios relative to profitability, efficiency and capitalization, while performing below the peer in asset quality.

          The following presents a summary of the stock trading levels of Southern compared to this same peer group:
Pricing Data as of April 16, 2007	Southern	Median Peer Group
Market Price to Core LTM EPS (Note)	10.6	14.2
Market Price to Book Value	139%	139%
Market Price to Tangible Book Value	142%	151%
Dividend Yield	3.3%	2.9%

          Note: LTM EPS equals last twelve months earnings per share

          This comparison indicated that Southern traded below the guideline group's price to earnings and below the guideline group's price to tangible book value multiples. Southern's dividend yield was above the guideline group's median.

          Comparable Transaction Analysis

          Austin Associates compared the financial performance of certain selling institution and the prices paid in selected transactions to FNB's financial performance and the transaction multiples being paid by Southern for FNB. Specifically, Austin Associates reviewed certain information relating to selected Michigan bank sale transactions along with expanded geographic areas including the Midwest and Nation. The following highlights the guideline transaction comparison and the criteria used to establish each group of transactions:
Seller's Financial Performance	Southern/ FNB	Michigan Transactions Median Results(1)	Midwest Transactions Median Results(2)	National Transactions Median Results(3)
Total Assets	$151,172	$146,284	$138,091	$147,394
Tangible Equity/Tangible Assets	8.19%	8.95%	9.39%	9.85%
YTD Return on Average Assets	0.53%	0.76%	0.53%	0.67%
YTD Return on Average Equity	6.32%	7.45%	6.23%	6.37%
Nonperforming Assets/Assets	1.69%	0.44%	0.39%	0.32%

Deal Transaction Multiples
Price/Earnings	33.4	20.9	30.7	31.4
Price/Tangible Book Value	209%	232%	200%	210%
Premium/Core Deposits	11.8%	17.6%	12.8%	14.3%

(1)	Michigan Bank Sale Transactions from 1/1/04 - 4/13/07 with Seller's Assets under $500 million and YTD ROAA > 0% (9 transactions).
(2)	Midwest Bank Sale Transactions from 1/1/05 - 4/13/07 with Seller's Assets between $100 million and $250 million and YTD ROAE from zero to 10.0% (18 transactions).
(3)	National Bank Sale Transactions from 1/1/06 - 4/13/07 with Seller's Assets between $100 million and $250 million and YTD ROAE from 3.0% to 9.0% (29 transactions).
Note: YTD ROAE and ROAA equals year-to-date return on average equity and return on average assets, respectively.

          Austin Associates concluded from this review that the multiples being paid by Southern for FNB were comparable to the selected transaction data over the time period considered based on the financial performance, asset quality and capitalization of FNB.

          Contribution Analysis

          Austin Associates compared the pro forma ownership interest in Southern that FNB shareholders would receive, in the aggregate, to the contribution by FNB to certain balance sheet and income statement measures of Southern on a pro forma basis. The following table compares the relative pro forma ownership of FNB shareholders in the combined company, with FNB's respective contribution of various selected measures:

FNB
Relative Ownership(1)	37.7%

Income Statement
2006 Stated Net Income	16.2%
2006 Normalized Net Income(2)	24.0%

Balance Sheet as of December 31, 2006
Total Assets	31.4%
Total Loans	26.9%
Total Deposits	31.4%
Total Shareholders' Equity	28.8%
Tangible Shareholders' Equity	29.2%

(1)	Ownership percentage shown as if the transaction was an all-stock exchange.
(2)	Adjusted FNB performance based on a normalized 2006 loan loss provision expense equal to $445,000 compared with the actual of $1,195,000 resulting in normalized net income of $1,269,000.

          Pro Forma Equivalent Per Share Results

          Austin Associates also reviewed the pro forma effect of the proposed merger to FNB's 2006 earnings per share, tangible book value per share and dividends per share.

          FNB's stated earnings per share equaled $1.35 for the year ending December 31, 2006. Giving effect to the merger, the equivalent FNB earnings would have equaled $3.31 per share, including estimated cost savings and core deposit intangible amortization, an increase of 145.3 percent from actual results.

          FNB's tangible book value per share equaled $21.59 as of December 31, 2006 (based on 573,339 shares outstanding). Giving effect to the merger, the equivalent FNB tangible book value would have equaled $22.81, an increase of 5.7 percent from actual results.

          FNB's dividends per share for the year ending December 31, 2006 equaled $0.88 per share. The 2006 dividend paid by Southern measured $0.78 per share. Based on the current exchange ratio, equivalent dividends per share to FNB shareholders would have measured $1.46 for 2006, representing an increase of 66 percent from actual results.

          Summary

          The opinion expressed by Austin Associates was based on market, economic and other relevant considerations as they existed and could be evaluated as of the date of the opinion. Events occurring after the date of issuance of the opinion, including, but not limited to, changes affecting the securities markets, the results of operations or material changes in the financial condition of either Southern or FNB could materially affect the assumptions used in preparing this opinion.

          FNB has agreed to pay Austin Associates customary fees for its services as financial advisor in connection with the merger. In addition to its fees and regardless of whether the merger is consummated, FNB has agreed to reimburse Austin Associates for its reasonable out-of-pocket expenses, and to indemnify Austin Associates against certain liabilities, including liabilities under securities laws.

          Austin Associates has reviewed the prospectus and proxy statement and has consented to the use of its fairness opinion in the prospectus and proxy statement.

Certain Relationships

          Pursuant to the engagement letter, FNB paid Austin Associates $10,000 upon the execution of the engagement letter and $64,750 upon the signing of the definitive agreement, and has agreed to pay a contingent fee equal to 1.25% of the transaction value. The fee paid upon signing of the definitive agreement will be credited against the ultimate contingent fee. In addition to its fees and regardless of whether the merger is consummated, FNB has agreed to reimburse Austin Associates for its reasonable out-of-pocket expenses and to indemnify Austin Associates against certain liabilities, including liabilities under securities law.

          FNB and Austin Associates have an asset liability management relationship. During the two year period preceding engagement of Austin Associates by FNB in connection with the merger, FNB paid Austin Associates $28,500 in the aggregate pursuant to the asset liability management relationship. FNB has also paid Austin Associates $40,000 for strategic planning services, $11,500 for other financial consulting services and $2,500 to provide a valuation of FNB. Other than this relationship, there was no material relationship between Austin Associates or any of its affiliates or representatives on the one hand and FNB or any of its affiliates on the other hand during the two year period preceding the engagement of Austin Associates by FNB. No other such relationship has existed during the engagement and no such relationship is contemplated in the future.

Unaudited Pro Forma Combined Condensed Consolidated Financial Statements

          The following unaudited pro forma combined condensed consolidated balance sheet as of June 30, 2007 and the unaudited pro forma combined condensed consolidated income statements for the six months ended June 30, 2007 and for the year ended December 31, 2006 give effect to the merger. The pro forma information is based on the historical financial statements of Southern and FNB, giving effect to the merger under the purchase method of accounting.

          The pro forma financial statements may not be indicative of the results that actually would have occurred if the merger had been in effect on the dates indicated or which may be attained in the future. The pro forma financial statements should be read in conjunction with the financial statements and notes thereto of Southern and FNB included elsewhere in this prospectus and proxy statement.

          The pro forma financial statements were prepared using a conversion ratio of 1.87 for FNB common stock, as applied to 286,670 shares of FNB common stock (50% of the shares of FNB common stock issued and outstanding as of April 17, 2007), added to the 1,771,988 shares of Southern common stock issued and outstanding as of August 15, 2007. All pro forma share and per share information was calculated assuming the issuance of 536,073 shares of Southern common stock in the merger based on such conversion ratio. These numbers have been rounded for convenience of presentation.

SOUTHERN MICHIGAN BANCORP, INC. AND FNB FINANCIAL CORPORATION UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET As of June 30, 2007 (Dollars in thousands, except per share data)

	Southern	FNB	Pro Forma Adjustments(1)	Pro Forma Combined

ASSETS
Cash and due from banks	$8,817	$4,391	$(4,310)	$8,898
Federal funds sold	-	6,400	-	6,400

Securities available for sale(2)	52,022	40,488	-	92,510
Loans held for sale	575	987	-	1,562

Loans held in portfolio	248,891	86,730	(160)	335,461
Allowance for loan losses	(3,395)	(1,387)	-	(4,782)
Loans, net	245,496	85,343	(160)	330,679

Premises and equipment, net	9,450	2,761	1,627	13,838
Net cash surrender value of life insurance	7,572	2,260	-	9,832
Goodwill	620	-	10,460	11,080
Other intangible assets	-	11	3,800	3,811
Other assets	6,716	2,541	-	9,257

Total assets	$331,268	$145,182	$11,417	$487,867

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits
Non-interest bearing	$41,073	$17,442	$-	$58,515
Interest bearing	241,094	105,423	(120)	346,397

Total deposits	282,167	122,865	(120)	404,912

Federal funds purchased	1,200	-	-	1,200
Other borrowings	6,281	8,150	8,839	23,270
Subordinated debentures	5,155	-	-	5,155
Accrued expenses and other liabilities	4,510	1,634	2,356	8,500

Total liabilities	299,313	132,649	11,075	443,037

Common stock subject to repurchase obligation in ESOP	2,063	-	-	2,063

Shareholders' equity
Preferred stock	-	-	-	-
Common stock and additional paid-in capital	9,829	1,041	11,834	22,704
Retained earnings	20,359	11,846	(11,846)	20,359
Unearned ESOP plan shares	(143)	-	-	(143)
Unearned restricted stock compensation	(62)	-	-	(62)
Accumulated other comprehensive (loss) income, net	(91)	(354)	354	(91)

Total shareholders' equity	29,892	12,533	342	42,767

Total liabilities and shareholders' equity	$331,268	$145,182	$11,417	$487,867

(1)	See Note D for description of adjustments.
(2)	Includes Federal Home Loan Bank stock of $1,162,000 for Southern and Federal Reserve Bank stock of $39,000 and Federal Home Loan Bank stock of $884,000 for FNB.

SOUTHERN MICHIGAN BANCORP, INC. AND FNB FINANCIAL CORPORATION
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Six Months Ended June 30, 2007
(Dollars in thousands, except per share data)

	Southern	FNB	Pro Forma Adjustments(1)	Pro Forma Combined
Interest income
Loans, including fees	$10,052	$3,350	$42	$13,444
Securities
Taxable	611	723	-	1,334
Tax-exempt	306	191	-	497
Other	323	156	-	479

Total interest income	11,292	4,420	42	15,754

Interest expense
Deposits	3,704	1,678	40	5,422
Federal Home Loan Bank advances	107	181	24	312
Other	262	7	322	591

Total interest expense	4,073	1,866	386	6,325

Net interest income	7,219	2,554	(344)	9,429

Provision for loan losses	200	270	-	470

Net interest income after
provision for loan losses	7,019	2,284	(344)	8,959

Non-interest income
Service charges on deposit accounts	894	511	-	1,405
Trust fees	359	220	-	579
Net gains on loan sales	221	50	-	271
Earnings on life insurance assets	137	47	-	184
Other income	338	450	-	788

Total non-interest income	1,949	1,278	-	3,227

Non-interest expense
Salaries and employee benefits	3,740	1,449	-	5,189
Occupancy, net	448	223	20	691
Equipment	374	244	-	618
Professional and outside services	305	242	-	547
Printing, postage and supplies	181	85	-	266
Advertising and marketing	121	39	-	160
Amortization of other intangibles	-	2	228	230
Other	997	863	-	1,860

Total non-interest expense	6,166	3,147	248	9,561

Income before federal income taxes	2,802	415	(592)	2,625

Federal income taxes	755	30	(201)	584

Net income	$2,047	$385	$(391)	$2,041

(1)	See Note E for description of adjustments.

	Southern	FNB	Pro Forma Adjustments	Pro Forma Combined
Earnings per share
Basic	$1.16	0.67	-	$0.89
Diluted	$1.15	0.67	-	$0.88

Average shares outstanding
Basic	1,766,018	573,339	536,073	2,302,091
Diluted	1,772,401	573,339	536,073	2,308,474

SOUTHERN MICHIGAN BANCORP, INC. AND FNB FINANCIAL CORPORATION
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME
For the Twelve Months Ended December 31, 2006
(Dollars in thousands, except per share data)

	Southern	FNB	Pro Forma Adjustments(1)	Pro Forma Combined
Interest income
Loans, including fees	$19,475	$7,350	$88	$26,913
Securities
Taxable	1,018	767	-	1,785
Tax-exempt	555	434	-	989
Other	406	211	-	617

Total interest income	21,454	8,762	88	30,304

Interest expense
Deposits	6,083	2,909	103	9,095
Federal Home Loan Bank advances	346	392	49	787
Other	530	1	644	1,175

Total interest expense	6,959	3,302	796	11,057

Net interest income	14,495	5,460	(708)	19,247

Provision for loan losses	500	1,195	-	1,695

Net interest income after
provision for loan losses	13,995	4,265	(708)	17,552

Non-interest income
Customer service charges	1,838	1,057	-	2,895
Trust fees	709	385	-	1,094
Net gains on loan sales	627	262	-	889
Net securities gains	1	6	-	7
Earnings on life insurance assets	272	92	-	364
Other income	658	750	-	1,408

Total non-interest income	4,105	2,552	-	6,657

Non-interest expense
Salaries and employee benefits	7,041	2,794	-	9,835
Occupancy, net	766	462	41	1,269
Equipment	756	493	-	1,249
Professional and outside services	951	306	-	1,257
Printing, postage and supplies	373	181	-	554
Advertising and marketing	284	98	-	382
Amortization of other intangibles	22	4	457	483
Other	2,407	1,570	-	3,977

Total non-interest expense	12,600	5,908	498	19,006

Income before federal income taxes	5,500	909	(1,206)	5,203

Federal income taxes	1,491	135	(410)	1,216

Net income	$4,009	$774	$(796)	$3,987

(1)	See Note E for description of adjustments.

	Southern	FNB	Pro Forma Adjustments	Pro Forma Combined
Earnings per share
Basic	$2.27	$1.35	-	$1.73
Diluted	$2.26	$1.35	-	$1.73

Average shares outstanding
Basic	1,764,532	575,440	536,073	2,300,605
Diluted	1,770,835	575,440	536,073	2,306,908

NOTES TO UNAUDITED PRO FORMA
COMBINED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - BASIS OF PRESENTATION

The unaudited pro forma combined condensed consolidated financial statements have been prepared assuming that the merger will be accounted for under the purchase method of accounting. The unaudited pro forma combined condensed consolidated statements of income for the year ended December 31, 2006 and the six months ended June 30, 2007 are presented as if the merger occurred at the beginning of the period. The unaudited pro forma combined condensed consolidated balance sheet as of June 30, 2007 is presented as if the merger occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the merger actually occurred on those dates. Southern is in the process of completing its review of FNB's accounting policies. After this review is completed, Southern might determine that it is necessary to restate certain amounts in the financial statements of FNB to conform to Southern's accounting policies.

NOTE B - SOURCES OF FUNDS AND PURCHASE PRICE

Under the terms of the plan of merger, shareholders of FNB will receive 1.87 shares of Southern common stock representing 50% of the outstanding shares of FNB common stock (representing approximately 286,670 shares of FNB common stock outstanding) and the remaining 286,670 shares shall be converted to cash at $45.35 per share. Southern intends to fund the cash portion of the merger consideration with a combination of a cash dividend from Southern Michigan Bank and loan proceeds of approximately $9,000,000. Southern Michigan Bank will fund the cash dividend from existing cash reserves and cash equivalent investments.

Southern has a loan commitment from LaSalle Bank N.A. to lend Southern up to $10,000,000 to fund the acquisition of FNB and for general working capital purposes. The loan will consist of two credit facilities. The first credit facility will consist of a $3,000,000 secured revolving credit facility, which will mature three years from the date the loan is closed. The second credit facility will consist of a $7,000,000 secured term facility, which will mature five years from the date the loan is closed and be subject to a 12 year amortization. The interest rate on the first credit facility will be LIBOR plus 150 basis points. The interest rate on the second credit facility will be LIBOR plus 145 basis points. Repayment of the first credit facility will be interest only on a quarterly basis, with the principal amount of the loan due at maturity. Repayment of the second credit facility will be interest and principal on a quarterly basis (based on a 12 year amortization), with the remaining principal amount due at maturity. Both credit facilities will be secured by a pledge of 100% of the stock of Southern's wholly-owned subsidiary, Southern Michigan Bank. The approximate $1,000,000 remaining available balance on the first credit facility may be drawn against by Southern for general working capital purposes.

NOTE C - ALLOCATION OF PURCHASE PRICE OF FNB

Under purchase accounting, FNB's assets and liabilities and any identifiable intangible assets are required to be adjusted to their estimated fair values. The estimated fair values have been determined by Southern based upon available information from FNB. Southern cannot be sure that such estimated values represent the fair value that will ultimately be determined as of the merger date. The following are the pro forma adjustments made to record the transaction and to adjust FNB's assets and liabilities to their estimated fair values at June 30, 2007.
Purchase Price of FNB:

(Dollars in thousands)

Market value (assuming market value per share of $24.25)
of Southern common stock to be issued	$13,000
Cash to holders of FNB common stock	13,000
Offering costs	(125)
Merger costs	310
Total purchase price	$26,185

Historical net assets of FNB as of June 30, 2007	$12,533

Adjustments:
Accrual of remaining professional fees	(330)
Accrual of severance and health care plan benefits	(206)
Write-off FNB's intangible	(11)
Tax benefit of above adjustments (excluding non-deductible professional fees)	70
Adjusted net assets of FNB	12,056

Fair market value adjustments as of June 30, 2007:
Loans held in portfolio	(160)
Premises and equipment, net	1,627
Goodwill	10,460
Core deposit intangible	3,811
Fixed rate certificates of deposit	120
Advances from the Federal Home Loan Bank	161
Deferred taxes on purchase accounting adjustments	(1,890)
$26,185

All of the other asset and liability categories are either variable rate or short-term in nature and fair market adjustments were considered to be immaterial to the financial presentation. The purchase price adjustments are subject to further refinement, including the determination of a core deposit intangible and its life for amortization purposes. For pro forma purposes only, Southern has included an estimated core deposit intangible calculated as 4.75% of local market area deposits. In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with indefinite lives are not amortized for acquisitions initiated after June 30, 2001; therefore, no goodwill amortization is presented in the pro forma financial statements. However, the core deposit intangible will be amortized over its estimated life of 10 years and recorded as a charge to operations.

Southern's cost estimates are forward-looking. While the costs represent Southern's current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of these costs will be based on the final integration in connection with completion of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the merger will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.

NOTE D - PRO FORMA COMBINED CONDENSED CONSOLIDATED BALANCE SHEET ADJUSTMENTS

For purposes of determining the pro forma effect of the merger on the balance sheet, the following pro forma adjustments have been made as if the acquisition occurred as of June 30, 2007:

(Dollars in thousands)
Cash received from credit facility	$9,000
Cash disbursed for Purchase Price	(13,000)
Cash disbursed for Merger costs	(310)
Fair market value adjustment for loans held in portfolio	(160)
Fair market value adjustment for premises and equipment, net	1,627
Write-off of FNB's intangible	(11)
Recognition of goodwill caused by Merger	10,460
Recognition of core deposit intangible	3,811
$11,417

Fair market value adjustment of fixed rate certificates of deposit	$(120)
Fair market value adjustment of advances from the Federal Home Loan Bank	(161)
Credit facility funding	9,000
Accrual of remaining professional fees, severance and benefits	536
Deferred tax effect of Merger costs	(70)
Deferred tax effect of fair market value adjustments	1,890
Market value of Southern common stock to be issued	12,875
Elimination of FNB common stock and paid-in capital balance	(1,041)
Elimination of remaining FNB retained earnings balance	(11,846)
Elimination of FNB accumulated other comprehensive (loss) income balance	354
$11,417

NOTE E - PRO FORMA COMBINED CONDENSED CONSOLIDATED STATEMENT OF INCOME ADJUSTMENTS

For purposes of determining the pro forma effect of the merger on the statement of income, the following pro forma adjustments have been made as if the acquisition occurred as of January 1, 2007 and 2006, respectively:
	Six Months Ended June 30, 2007	Year Ended December 31, 2006
	(Dollars in thousands)

Yield adjustment for fair market value adjustment of loans held in portfolio	$42	$88
Cost adjustment for fair market value adjustment of fixed rate time deposits	(40)	(103)
Cost adjustment for fair market value adjustment of Federal Home Loan Bank advances	(24)	(49)
Interest expense increase due to credit facility	(322)	(644)
Amortization of fair market adjustment of bank premises and equipment	(20)	(41)
Amortization of core deposit intangible	(228)	(457)
	(592)	(1,206)
Tax effect of pro forma adjustments	201	410
Total pro-forma effect on net income	$(391)	$(796)

Taxes were adjusted for pro forma purposes at a 34% rate for all income statement adjustments.

Basic and diluted average shares outstanding were calculated by adding the shares assumed to be issued by Southern in the merger (536,073 shares) to the historical average Southern shares outstanding for the six months ended June 30, 2007 and for the year ended December 31, 2006.

The following assumptions were used for purposes of determining the pro forma effect of the merger on the statement of income. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," goodwill will not be amortized, but will be reviewed for impairment at least annually.
	Weighted Average Remaining Term/ Useful Life in Years	Method of Amortization or Accretion

Loans held in portfolio	1	Accelerated(1)
Premises and equipment, net	40	Straight line
Core deposit intangible assets	10	Accelerated(1)
Interest-bearing deposits	1	Accelerated(1)
Advances from the Federal Home Loan Bank	4	Accelerated(1)

(1)	Amortization or accretion will be based on the estimated life of the asset or liability category.

NOTE F - PRO FORMA FINANCIAL PRESENTATION AND POTENTIAL FINANCIAL BENEFITS

Southern and FNB anticipate that the merger will provide the combined organization with financial benefits that could include reduced operating expenses and enhanced opportunities to earn more revenue. Due to the uncertainty of the realization of the benefits, their effect has not been included in the pro forma financial statements.

THE BUSINESS OF BANKING

Competition

          Southern and FNB are registered bank holding companies which, through their subsidiaries, are engaged in the business of commercial banking. The business of banking is highly competitive. In addition to competition from other commercial banks, banks face significant competition from saving and loan associations, credit unions, commercial and consumer finance companies, insurance companies and leasing companies. Money market mutual funds, investment and brokerage firms and nonfinancial institutions provide many of the financial services offered by banks. The principal methods of competition for financial services are price (interest rates paid on deposits, interest rates charged on borrowings and fees charged for services) and service (convenience and quality of services rendered to customers).

Supervision and Regulation

          Banks and bank holding companies are extensively regulated. Southern and FNB are subject to supervision and regulation by the Federal Reserve Board. Their activities are generally limited to owning or controlling banks and engaging in such other activities as the Federal Reserve Board may determine to be closely related to banking. Prior approval of the Federal Reserve Board, and in some cases various other government agencies, is required for Southern or FNB to acquire control of any additional bank holding companies, banks or other operating subsidiaries.

          Southern Michigan Bank is chartered under Michigan law and is subject to regulation by the Michigan Office of Financial and Insurance Services. Michigan banking laws place restrictions on various aspects of banking, including permitted activities, loan interest rates, branching, payment of dividends and capital and surplus requirements.

          FNB Bank is currently chartered under federal law and is subject to regulation by the Office of the Comptroller of the Currency. As part of the merger, FNB Bank intends to convert from a national bank into a Michigan state-chartered bank and will be subject to regulation by the Michigan Office of Financial and Insurance Services upon completion of the charter conversion. Federal and Michigan banking laws place restrictions on various aspects of banking, including permitted activities, loan interest rates, branching, payment of dividends and capital and surplus requirements.

          Each bank's deposits are insured by the FDIC to the extent provided by law. Both Southern Michigan Bank and FNB Bank are members of the Federal Home Loan Bank system. This provides certain advantages to them, including favorable borrowing rates for certain funds.

          Southern and FNB are legal entities separate and distinct from their respective banks. There are legal limitations on the extent to which each bank can lend or otherwise supply funds to its parent holding company. In addition, payment of dividends to the parent holding company by each bank is subject to various state and federal regulatory limitations.

          Under Federal Reserve Board policy, each parent holding company is expected to act as a source of financial strength to its subsidiary bank and to commit resources to support it. Under federal law, the FDIC also has authority to impose special assessments on insured depository institutions to repay FDIC borrowings from the United States Treasury or other sources and to establish semiannual assessment rates on Deposit Insurance Fund ("DIF") member banks to maintain the DIF at the designated reserve ratio required by law.

          Banks are subject to a number of federal and state laws and regulations, which have a material impact on their business. These include, among others, minimum capital requirements, state usury laws, state laws relating to fiduciaries, the Truth in Lending Act, the Truth in Savings Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Expedited Funds Availability Act, the Community Reinvestment Act, the Real Estate Settlement Procedures Act, the USA PATRIOT Act, The Bank Secrecy Act, electronic funds transfer laws, redlining laws, predatory lending laws, antitrust laws, environmental laws, money laundering laws and privacy laws. The instruments of monetary policy of authorities, such as the Federal Reserve Board, may influence the growth and distribution of bank loans, investments and deposits, and may also affect interest rates on loans and deposits. These policies may have a significant effect on the operating results of banks.

          Bank holding companies may acquire banks and other bank holding companies located in any state in the United States without regard to geographic restrictions or reciprocity requirements imposed by state banking law. Banks may also establish interstate branch networks through acquisitions of and mergers with other banks. The establishment of de novo interstate branches or the acquisition of individual branches of a bank in another state (rather than the acquisition of an out-of-state bank in its entirety) is allowed only if specifically authorized by state law.

          Michigan banking laws do not significantly restrict interstate banking. The Michigan Banking Code of 1999 permits, in appropriate circumstances and with the approval of the Office of Financial and Insurance Services, (1) acquisition of Michigan banks by FDIC-insured banks, savings banks or savings and loan associations located in other states, (2) sale by a Michigan bank of branches to an FDIC-insured bank, savings bank or savings and loan association located in a state in which a Michigan bank could purchase branches of the purchasing entity, (3) consolidation of Michigan banks and FDIC-insured banks, savings banks or savings and loan associations located in other states having laws permitting such consolidation, (4) establishment of branches in Michigan by FDIC-insured banks located in other states, the District of Columbia or U.S. territories or protectorates having laws permitting a Michigan bank to establish a branch in such jurisdiction, and (5) establishment by foreign banks of branches located in Michigan.

Environmental Regulations

          The nature of the business of Southern Michigan Bank and FNB Bank is such that they hold title, on a temporary or permanent basis, to a number of parcels of real property. These include properties owned for branch offices and other business purposes as well as properties taken in or in lieu of foreclosure to satisfy loans in default. Under current federal laws, present and past owners of real property are exposed to liability for the cost of cleanup of contamination on or originating from those properties, even if they are wholly innocent of the actions that caused the contamination. These liabilities can be material and can exceed the value of the contaminated property.

SOUTHERN MICHIGAN BANCORP, INC.

Business

General

          Southern is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended. Southern was incorporated on March 1, 1982, as a Michigan corporation. Southern was formed to create a bank holding company for the purpose of acquiring all of the capital stock of Southern Michigan Bank & Trust (formerly Southern Michigan National Bank), which it did in November 1982. Southern is also the parent company of Southern Michigan Bancorp Capital Trust I, a Delaware statutory trust. Southern Michigan Bank is the parent company of SMB Mortgage Company, a Michigan corporation, and SMB&T Financial Services, Inc., a Michigan corporation. Southern Michigan Bank operates 11 banking offices located in Athens, Battle Creek, Camden, Coldwater, Hillsdale, Marshall, North Adams, Tekonsha, and Union City, Michigan. At June 30, 2007, Southern Michigan Bank had assets of $330.2 million, deposits of $282.5 million, and a net loan portfolio of $245.5 million, and its assets represented 99.7% of Southern's consolidated assets. At June 30, 2007, Southern, on a consolidated basis, had shareholders' equity of $29.9 million.

          Southern's business is primarily concentrated in a single industry segment - banking. Southern Michigan Bank is a full-service banking institution that offers a variety of deposit, payment, credit and other financial services to all types of customers. These services include time, savings, and demand deposits, safe deposit services, and automated teller machine services. Loans, both commercial and consumer, are extended primarily on a secured basis to corporations, partnerships and individuals. Commercial lending covers such categories as business, industry, agricultural, construction, inventory and real estate. Southern Michigan Bank's consumer loan department makes direct and indirect loans to consumers and purchasers of residential and real property. SMB Mortgage Company originates and sells a full line of conventional and unconventional type mortgage loans for 1-4 family residential real estate properties. Southern Michigan Bank also offers trust services, which include investment management, trustee services, IRA rollovers and retirement plans, institutional and personal custody, estate settlement, wealth management, estate planning assistance, wealth transfer planning assistance, charitable gift planning assistance, and cash management custody. No material part of the business of Southern or Southern Michigan Bank is dependent upon a single customer or very few customers, the loss of which would have a material adverse effect on Southern.

          Southern Michigan Bank's primary market area consists of portions of Branch, Calhoun and Hillsdale counties in Michigan in the communities where Southern Michigan Bank's offices are located and the areas immediately surrounding these communities. Currently Southern Michigan Bank serves these markets through 11 full-service offices. Southern and Southern Michigan Bank have no foreign assets or income.

          The principal source of revenue for Southern and Southern Michigan Bank is interest and fees on loans. On a consolidated basis, interest and fees on loans accounted for 76.2%, 74.7%, and 71.2% of total revenues in 2006, 2005, and 2004, respectively. Interest on securities accounted for 7.7%, 6.9%, and 8.4% of total revenues in 2006, 2005, and 2004, respectively. Service charges on deposit accounts accounted for 7.2%, 8.5%, and 9.7% of total revenues in 2006, 2005, and 2004, respectively.

          The Southern consolidated financial statements included in this prospectus and proxy statement contain information concerning the financial position and results of operations of Southern.

Competition

          The banking business in Southern Michigan Bank's market area is highly competitive. Southern Michigan Bank competes with other banks, savings and loan associations, credit unions, finance companies, and other financial institutions. Banks and other financial institutions from surrounding areas maintain branches within Southern Michigan Bank's service area and offer additional competition. Southern Michigan Bank is also faced with increasing competition from non-depository financial intermediaries, such as large retailers, investment banks, and securities brokerage firms.

Description of Market Area

          Southern's market area consists of portions of Branch County, Calhoun County, and Hillsdale County in southwest Michigan. Below is a description of the material geographic and demographic characteristics and trends in each county.

          Branch County

          Branch County has a large agricultural and manufacturing base, with five industrial parks located in Bronson, Coldwater, Quincy and Union City, Michigan. It is located approximately halfway in between Chicago and Detroit. Branch County has various post-secondary education facilities, such as Kellogg Community College and Baker College.

          According to the U.S. Census Bureau, the population was 45,787 as of the 2000 census. The population was diversified, with 25.6% of the population under the age of 18, 8.4% from 18 to 24, 29.8% from 25 to 44, 23.1% from 45 to 64, and 13.1% who were 65 years of age or older.

          The median income for a household in the county was $38,760, and the median income for a family was $44,777. The per capita income for the county was $17,552. Annual total employment growth rates since 2003 have been 0.1%, -0.4%, -0.9%, -0.4%, and -2.5% through the first quarter of 2007. The total number of non-farm establishments in 2004 was 918, employing 13,120 (down 1.7% from 2000).

          Major employers in Branch County include Wal-Mart, Michigan Department of Corrections, Community Health Center, Coldwater Community Schools, Asama Coldwater Manufacturing, and Douglas Autotech.

          Calhoun County

          Calhoun County, located midway between Chicago and Detroit along I-94, is home to the city of Battle Creek. Battle Creek is the corporate headquarters of the global cereal producer, the Kellogg Company, and also Fort Custer Industrial Park, the largest in the state at over 2,600 acres. The primary industries of employment in Calhoun County are services, manufacturing, and retail trade. The Eaton Proving Ground is located in the historic city of Marshall, and the city of Albion is home to Albion College.

          According to the U.S. Census Bureau, the population was 137,985 as of the 2000 census, and was estimated to be 137,991 in 2006. In the county, the population was spread out with 26.0% under the age of 18, 8.9% from 18 to 24, 28.2% from 25 to 44, 23.2% from 45 to 64, and 13.7% who were 65 or older. The median age was 36 years. Calhoun County has grown 8.7% in population since 1990.

          The median income for a household in the county was $38,918, and the median income for a family was $47,167. The per capita income for the county was $19,230. Per capita income for Calhoun County grew by 4.9% between 1995 and 2005.

          Major employers in Calhoun County include Battle Creek Health System, Battle Creek Public Schools, Denso Manufacturing, II Stanley, Kellogg Company, Kraft General Foods Corporation, City of Battle Creek, Oaklawn Hospital, Tokai Rika, US Department of Defense, and Veteran Affairs Administration Hospital.

          Hillsdale County

          Hillsdale County is primarily an agricultural area. The soil in the county is among the most fertile in Michigan. However, in spite of its agricultural base, over 30% of the workforce is employed in the manufacturing sector. There are several cities and villages in Hillsdale County and five industrial parks. The largest city in the county is Hillsdale, with a population of over 8,000, and is home to Hillsdale College.

          According to the U.S. Census Bureau, the population was 46,527 as of the 2000 census. The estimated population in 2006 was 47,206, representing an increase of 1.5% from the 2000 census. In the county, the population was spread out with 26.4% under the age of 18, 10.0% from 18 to 24, 26.8% from 25 to 44, 23.5% from 45 to 64, and 13.3% who were 65 or older. The median age was 36 years. Hillsdale County has grown 8.7% in population since 1990.

          The median income for a household in the county was $40,936, and the median income for a family was $45,895. The per capita income for the county was $18,255. Per capita income for Hillsdale County grew by 7.7% between 1995 and 2005.

          Major employers in Hillsdale County include Hi-Lex Controls, Hillsdale College, Tenneco Automotive Operating, SKD LP, Metaldyne, Hillsdale Community Health Center, and ConAgra Foods.

Employees

          As of August 15, 2007, Southern Michigan Bank employed 140 full-time equivalent employees. Southern's only employees as of the same date were its four executive officers (who are also employed by Southern Michigan Bank). Southern and Southern Michigan Bank believe their relations with their employees are good.

Statistical Information

          Additional statistical information describing the business of Southern appears in the following pages and in Management's Discussion and Analysis of Financial Condition and Results of Operations and in the Southern consolidated financial statements and notes thereto contained in the prospectus and proxy statement.

          Distribution of Assets, Liabilities and Shareholder's Equity; Interest Rates and Interest Differential

          The following are the average balance sheets for the years ending December 31:

(Dollars in Thousands)
	2006			2005
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS
Interest earning assets:
Loans(1)(2)(3)	$248,088	$19,494	7.9%	$245,637	$17,225	7.0%
Taxable investment securities(4)	22,909	1,018	4.4	26,215	875	3.3
Tax-exempt investment securities(1)	14,533	841	5.8	13,478	786	5.8
Federal funds sold	7,746	406	5.2	4,904	206	4.2
Total interest earning assets	293,276	21,759	7.4	290,234	19,092	6.6

Non-interest earning assets:
Cash and due from banks	9,056			10,240
Other assets	22,737			21,759
Less allowance for loan losses	(3,175)			(3,584)

Total assets	$321,894			$318,649

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
Demand deposits	$104,108	$2,249	2.2%	$97,013	$1,249	1.3%
Savings deposits	29,295	113	0.4	32,296	121	0.4
Time deposits	96,751	3,721	3.8	88,629	2,672	3.0
Federal funds purchased	39	2	5.1	229	6	2.6
Other borrowings	10,519	475	4.5	19,732	1,015	5.1
Subordinated debentures	5,155	399	7.7	5,155	308	6.0
Total interest bearing liabilities	245,867	6,959	2.8	243,054	5,371	2.2

Non-interest bearing liabilities:
Demand deposits	42,146			43,218
Other	4,285			4,552
Common stock subject to repurchase obligation	2,030			2,155
Shareholders' equity	27,566			25,670
Total liabilities and shareholders' equity	$321,894			$318,649
Net interest income		$14,800			$13,721
Interest rate spread			4.6%			4.4%
Net yield on interest earning assets			5.0%			4.7%

	2004
	Average Balance	Interest	Yield/ Rate
ASSETS
Interest earning assets:
Loans(1)(2)(3)	$237,815	$14,909	6.3%
Taxable investment securities(4)	28,205	1,127	4.0
Tax-exempt investment securities(1)	17,126	946	5.5
Federal funds sold	-	-	-
Total interest earning assets	283,146	16,982	6.0

Non-interest earning assets:
Cash and due from banks	16,049
Other assets	20,146
Less allowance for loan losses	(3,345)

Total assets	$315,996

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
Demand deposits	$97,866	$747	0.8%
Savings deposits	33,337	125	0.4
Time deposits	82,261	1,996	2.4
Federal funds purchased	574	9	1.6
Other borrowings	22,811	1,327	5.8
Subordinated debentures	3,887	170	4.4
Total interest bearing liabilities	240,736	4,374	1.8

Non-interest bearing liabilities:
Demand deposits	42,033
Other	4,111
Common stock subject to repurchase obligation	2,108
Shareholders' equity	27,008
Total liabilities and shareholders' equity	$315,996
Net interest income		$12,608
Interest rate spread			4.2%
Net yield on interest earning assets			4.5%

(1)

Includes tax equivalent adjustment of interest (assuming a 34% tax rate) for securities and loans of $286,000 and $19,000, respectively for 2006; $267,000 and $17,000, respectively for 2005; and $322,000 and $22,000, respectively for 2004.

(2)	Average balance includes average nonaccrual loan balances of $2,951,000 in 2006; $2,926,000 in 2005; and $2,570,000 in 2004.
(3)	Interest income includes loan fees of $400,000, in 2006; $412,000 in 2005; and $555,000 in 2004.
(4)

Average balance includes average unrealized gain (loss) of ($199,000) in 2006; ($53,000) in 2005; and $461,000 in 2004 on available for sale securities. The yield was calculated without regard to this average unrealized gain (loss).

          The following table sets forth for the periods indicated a summary of changes in interest income and interest expense, based upon a tax equivalent basis, resulting from changes in volume and changes in rates:

Volume Variance - change in volume multiplied by the previous year's rate.

Rate Variance - change in rate multiplied by the previous year's volume.

Rate/Volume Variance - change in volume multiplied by the change in rate. This variance was allocated to volume variance and rate variance in proportion to the relationship of the absolute dollar amount of the change in each.

          Interest on non-taxable securities has been adjusted to a fully tax equivalent basis using a statutory tax rate of 34% in 2006, 2005 and 2004.

(Dollars in Thousands)
	2006 Compared to 2005 Increase (Decrease) Due To			2005 Compared to 2004 Increase (Decrease) Due To
Interest income on:	Rate	Volume	Net	Rate	Volume	Net

Loans	$2,096	$173	$2,269	$1,813	$503	$2,316
Taxable investment securities	263	(120)	143	(176)	(76)	(252)
Tax-exempt investment securities	(6)	61	55	50	(210)	(160)
Federal funds sold	60	140	200	-	206	206

Total interest earning assets	$2,413	$254	$2,667	$1,687	$423	$2,110

Interest expense on:

Demand deposits	$903	$97	$1,000	$509	(7)	$502
Savings deposits	3	(11)	(8)	-	(4)	(4)
Time deposits	787	262	1,049	512	164	676
Federal funds purchased	3	(7)	(4)	4	(7)	(3)
Other borrowings	(112)	(428)	(540)	(144)	(168)	(312)
Subordinated debentures	91	-	91	73	65	138

Total interest bearing liabilities	$1,675	$(87)	$1,588	$954	$43	$997

Net interest income	$738	$341	$1,079	$733	$380	$1,113

          Securities Portfolio

          The book value of securities categorized by type at December 31 was as follows:

(Dollars in thousands)
	2006	2005	2004
U.S. Government and federal agency	$13,997	$13,989	$20,742
States and political subdivisions	17,741	20,525	23,241
Mortgage-backed	864	1,161	55
Corporate	3,000	-	-
Equity securities	1,194	1,490	1,452
Total	$36,796	$37,165	$45,490

          Except as indicated and for U.S. Treasury and other U.S. Government agencies, total securities of no single issuer exceeded 10% of shareholders' equity, except that at year-end 2006 and 2005, the market value of securities issued by the state of Michigan and all its political subdivisions totaled $11,383,000 and $11,366,000, respectively.

          Equity securities include Federal Home Loan Bank stock of $1,161,800 in 2006, $1,427,500 in 2005 and $1,412,000 in 2004.

          Presented below is the fair value of securities as of December 31, 2006 and 2005, a schedule of maturities of securities as of December 31, 2006, and the weighted average yields of securities as of December 31, 2006.

(Dollars in thousands)
	Securities maturing within:
	Less than 1 Year	1 Year - 5 Years	5 Years - 10 Years	More than 10 Years	Fair Value at Dec. 31, 2006	Fair Value at Dec. 31, 2005
U.S. Government and
federal agency	$9,689	$4,308	$-	$-	$13,997	$13,389
States and political subdivisions	5,750	8,281	2,924	786	17,741	20,525
Mortgage-backed securities	-	22	-	842	864	1,161
Corporate	-	-	-	3,000	3,000	-
Total debt securities	$15,439	$12,611	$2,924	$4,628	$35,602	$35,075

Equity securities(1)	-	-	-	-	1,194	1,490
Total securities	$15,439	$12,611	$2,924	$4,628	$36,796	$37,165

	Weighted average yields(2)
U.S. Government and
federal agency	4.6%	4.6%	-%	-%
States and political subdivisions	3.5	3.9	4.6	4.6
Corporate	-	-	-	5.4
Mortgage-backed securities	-	5.4	-	5.1

______________
(1)	Equity securities are preferred and common stocks with no stated maturity.
(2)	Yields are not presented on a tax-equivalent basis.

          The weighted average interest rates are based on coupon rates for securities purchased at par value and on effective interest rates considering amortization or accretion if the securities were purchased at a premium or discount.

          Loan Portfolio

          Southern Michigan Bank's loan portfolio categorized by loan type (excluding loans held for sale) as of December 31 is presented below.

(Dollars in thousands)
	2006	2005	2004	2003	2002
Commercial and agricultural	$63,709	$61,019	$56,038	$54,848	$68,686
Real estate - commercial	97,144	81,876	85,984	81,072	79,942
Real estate - construction	10,025	9,504	7,224	7,272	3,872
Real estate - residential	66,202	71,999	73,344	75,063	66,118
Consumer	15,745	18,316	18,794	14,815	15,548
Total loans, gross	$252,825	$242,714	$241,384	$233,070	$234,166

          Southern Michigan Bank has no foreign loans.

          Maturities and Sensitivities of Loans to Changes in Interest Rates

          The following schedule presents the maturities of loans (excluding residential real estate and consumer loans) as of December 31, 2006. All loans over one year in maturity (excluding residential real estate and consumer loans) are also presented classified according to the sensitivity to changes in interest rates as of December 31, 2006.

(Dollars in thousands)
Loan Type	Less than 1 Year	1 Year - 5 Years	More than 5 Years	Total
Commercial, agricultural, and real estate - commercial	$79,487	$77,491	$3,875	$160,853
Real estate - construction	9,564	461	-	10,025
Totals	$89,051	$77,952	$3,875	$170,878

Loan Sensitivity to Changes in Interest Rates		1 Year - 5 Years	More than 5 Years	Total
Loans with fixed interest rates		$77,952	$3,875	$81,827
Loans with floating or adjustable interest rates		-	-	-
Totals		$77,952	$3,875	$81,827

          Risk Elements

          The objective of the Southern Michigan Bank's credit risk strategy is to quantify and manage credit risk on an aggregate portfolio basis, as well as to limit the risk of loss resulting from an individual customer default. This strategy has not changed over the past three years. Such strategy is based on three core principles: conservatism, diversification and monitoring. Southern Michigan Bank believes that effective credit risk management begins with conservative lending practices. These practices include conservative underwriting, documentation, monitoring and collection standards. Southern Michigan Bank's credit risk strategy also emphasizes diversification on an industry and customer level, regular credit examinations and monthly management reviews of large credit exposures and credits experiencing deterioration of credit quality. Lending activities are centralized, with lending officers delegated specific authority amounts. Southern Michigan Bank has annual independent reviews of the quality of its underwriting and documentation and the accuracy of risk grades.

          Southern Michigan Bank's credit review process and overall assessment of required allowances is based on ongoing quarterly assessments of the probable estimated losses inherent in the loan portfolio. Southern Michigan Bank uses these assessments to promptly identify potential problem loans within the portfolio, maintain an adequate allowance for losses and take any necessary charge-offs. In addition to the individual review of larger commercial loans that exhibit probable or observed credit weaknesses, the commercial credit review includes the use of a risk grading system.

          Loan originations are developed from a number of sources, including continuing business with depositors, borrowers and real estate developers, advertisements, solicitations by Southern Michigan Bank's lending staff, walk-in customers, director referrals, and loan participations purchased from other financial institutions.

          Commercial and agricultural loans. Southern Michigan Bank makes loans for commercial purposes to sole proprietorships, partnerships, corporations and other business enterprises. Agricultural loans are made for the purpose of financing agricultural production, including all costs associated with growing crops or raising livestock. Commercial and agricultural loans may be secured, other than by real estate, or unsecured, requiring one single payment or on an installment repayment schedule. Commercial and agricultural loans generally have final maturities of five years or less and are made with either fixed interest rates or rates that adjust based upon the national prime rate in effect at the time of the rate change.

          Commercial lending involves certain risks relating to changes in local and national economic conditions and the resulting effect on the borrowing entities. Such loans are subject to greater risk of default during periods of adverse economic conditions. Because such loans may be secured by equipment, inventory, accounts receivable and other non-real estate assets, the collateral may not be sufficient to ensure full payment of the loan in the event of a default. To reduce such risk, Southern Michigan Bank may obtain the personal guarantees of one or more of the principals of the borrowers.

          Real estate - residential loans. SMB Mortgage Company makes residential real estate loans secured by first mortgages on one-to-four family residences, with a majority being single family residences. These loans are typically limited in relationship to the appraised value of the real estate and improvements at the time of origination of the loan.

          In connection with residential real estate loans, SMB Mortgage Company generally obtains a credit report, verification of employment and other documentation concerning the creditworthiness of the borrower. The maximum amortization period for such loans is 30 years, however most loans are in the 15 to 20 year range. Southern Michigan Bank does not engage in the practice of deeply discounting the initial interest rate on such loans. An appraisal of the fair market value of the real estate securing the loan is generally prepared by an independent appraiser approved by a committee of retail lenders. The maximum loan-to-value rated on residential real estate loans is 90%, subject to certain exceptions. An environmental study (Phase I Assessment) of the real estate is conducted for all loans in excess of $1,000,000. Otherwise, a study is required only if the appraiser has reason to believe that an environmental problem may exist. When either a residential or commercial real estate loan application is approved, a lawyer's opinion of title or title insurance is obtained with respect to the real estate which will secure the loan. Borrowers are required to carry satisfactory fire and casualty insurance and flood insurance, if applicable, and to name SMB Mortgage Company as an insured mortgagee.

          Real estate - commercial loans. Southern Michigan Bank makes non-residential real estate loans secured by first mortgages and/or junior mortgages on non-residential real estate, including retail stores, office buildings, warehouses and apartment buildings. These loans typically have a higher degree of risk than residential lending. Such risk is due primarily to the dependence of the borrower on the cash flow from the property to service the loan.

          Loans on special or limited purpose properties present significant additional risk to Southern Michigan Bank. However, there are circumstances where these properties or the occupants of these properties have historically operated in a satisfactory fashion. If an alternative, reliable, long-term source of repayment can be documented, loans on these special or limited purpose facilities may be acceptable to Southern Michigan Bank.

          For commercial real estate loans, Southern Michigan Bank obtains information with respect to the credit and business history of the borrower and prior projects completed by the borrower. Personal guarantees of one or more principals of the borrower are obtained as deemed necessary. The maximum loan-to-value rate on commercial real estate loans is 80%, subject to certain exceptions. An environmental study (Phase I Assessment) of the real estate is conducted for all loans in excess of $1,000,000. Otherwise a study is required only if the appraiser has some reason to believe that an environmental problem may exist. Upon the completion of the appraisal of the commercial real estate and the receipt of borrower information, the loan application is submitted to the loan committee for approval or rejection if the loan amount is in excess of established limits contained in Southern Michigan Bank's loan policy. Additionally, loans in excess of $750,000 must be submitted to the board of directors for approval or rejection.

          Real estate - construction. Construction loans are made to finance land development prior to erecting new structures and to finance the construction of new buildings or additions to existing buildings. Many of the construction loans originated are made to owner occupants for the construction of single family homes. Other loans are made to builders and developers for various projects.

          The procedure for approval of real estate-construction loans is the same as for real estate-commercial loans, except that an appraiser evaluates the building plans, construction specifications and estimates of construction costs. Southern Michigan Bank also evaluates the feasibility of the proposed construction project and the experience and record of the builder.

          Construction lending involves greater underwriting and default risks than do loans secured by mortgages on improved and developed properties due to the effects of general economic conditions on real estate developments, developers, managers and builders. In addition, such loans are more difficult to evaluate and monitor. Loan funds are advanced upon the security of the project under construction, which is more difficult to value before the completion of construction. Moreover, because of the uncertainties inherent in estimating construction costs, it is relatively difficult to accurately evaluate the loan to values and the total loan funds required to complete a project.

          Consumer loans. Southern Michigan Bank makes a variety of consumer loans to individuals for family, household and other personal expenditures. These loans often are made for the purpose of financing the purchase of vehicles or furniture, educational expenses, medical expenses or vacation expenses. Consumer loans may be secured, other than by real estate, or unsecured, generally requiring repayment on an installment repayment schedule.

          Consumer loans are underwritten on the basis of the borrower's credit history and an analysis of the borrower's income and expenses, ability to repay the loan and the value of the collateral, if any. Loan to value guidelines are 90% of value with debt ratio guidelines at 40%.

          Consumer loans involve a higher risk of default than residential real estate loans, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as vehicles. Repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance. In addition, consumer loans collections depend on the borrower's continuing financial stability and thus are more likely to be adversely affected by job loss, illness, or personal bankruptcy. Various federal and state laws, including federal and state bankruptcy and insolvency laws may also limit the amount which can be recovered on such loans.

          The following loans were classified as nonperforming as of December 31:

(Dollars in thousands)
	2006	2005	2004	2003	2002
Loans accounted for on a non-accrual basis	$ 3,518	$ 2,590	$ 2,002	$ 3,586	$ 3,798
Accruing loans which are contractually past due 90 days or more as to principal or interest payments	6	996	1,499	2	171
Loans defined as "troubled debt restructurings"	-	-	-	-	-
Totals	$ 3,524	$ 3,586	$ 3,501	$ 3,588	$ 3,969

          A loan is placed on nonaccrual status at the point in time at which the collectibility of principal or interest is considered doubtful. The table below illustrates interest forgone and interest recorded on nonperforming loans for the years presented.

(Dollars in thousands)
	2006	2005	2004	2003	2002
Interest on non-performing loans which would have been earned had the loans been in an accrual or performing status	$ 326	$ 202	$ 103	$ 291	$ 296
Interest on non-performing loans that was actually recorded when received	$ -	$ 26	$ 102	$ 39	$ 43

          Potential Problem Loans

          At December 31, 2006, there were $17.1 million of loans not disclosed above where some concern existed as to the borrowers' abilities to comply with original loan terms. A specific loss allocation of $906,000 from Southern Michigan Bank's allowance for loan losses had been allocated for nonperforming and potential problem loans as of December 31, 2006. However, the entire allowance for loan losses is also available for these potential problem loans.

          Loan Concentrations

          As of December 31, 2006, there was no concentration of loans exceeding 10% of total loans that is not otherwise disclosed as a category of loans in the loan portfolio listing in Note D to the consolidated financial statements.

          Summary of Loan Loss Experience

          The following schedule presents a summary of activity in the allowance for loan losses for the periods shown and the percentage of net charge-offs during each period to average gross loans outstanding during the period.

(Dollars in thousands)
	2006	2005	2004	2003	2002

Balance at January 1	$3,167	$3,459	$3,252	$3,512	$2,065

Charge-offs:
Commercial and agricultural	367	1,016	73	978	1,302
Real estate - commercial	38	15	47	257	-
Real estate - construction	-	-	-	-	-
Real estate - residential	110	42	65	87	48
Consumer	70	98	77	138	354
Total charge-offs	485	1,171	262	1,460	1,704

Recoveries:
Commercial and agricultural	14	44	364	148	262
Real estate - commercial	16	8	11	-	-
Real estate - construction	-	-	-	-	-
Real estate - residential	18	3	1	7	3
Consumer	72	74	93	145	215
Total recoveries	120	129	469	300	480

Net charge-offs/(recoveries)	365	1,042	(207)	1,160	1,224

Additions charged to operations(1)	500	750	-	900	2,671

Balance at December 31	$3,302	$3,167	$3,459	$3,252	$3,512

Ratio of net charge-offs (recoveries) during the period to average loans outstanding during the period	0.15%	0.42%	(0.09)%	0.49%	0.54%

(1)

The allowance for loan losses is maintained at a level which, in management's opinion, is adequate to absorb probable incurred loan losses in the portfolio. In assessing the adequacy of the allowance, management reviews the characteristics of the loan portfolio in order to determine overall quality and risk profiles. Some factors considered by management in determining the level at which the allowance is maintained include a continuing evaluation of those loans identified as being subject to possible problems in collection, results of examination by regulatory agencies, current economic conditions, historical loan loss experience, loan volume, portfolio mix, concentrations of credit and lending policies, procedures, and personnel.

During 2006 management added $500,000 to the allowance. Approximately half was provided to support the commercial loan growth in the portfolio, additional provision was recorded to provide for charge-offs that did not have specific reserves allocated and to increase the provision due to economic conditions in Michigan. During 2005 management added $750,000 to the allowance as specific reserves increased and charge-offs exceeded historical trends. During 2004 no provision was expensed. Southern experienced net recoveries for the year, reduced loans with specific reserves and decreased loan delinquencies. The decrease in the 2003 allowance and provision for loan losses occurred as allocations for specific loans decreased. The increase in the 2002 allowance and provision for loan losses resulted from higher charge-offs and higher non-performing and impaired loans.

          The following schedule presents an allocation of the allowance for loan losses to the various loan categories as of the years ended December 31.

(Dollars in thousands)
	2006	2005	2004	2003	2002
Commercial (including agricultural, real estate and construction)	$3,051	$2,840	$3,135	$3,001	$2,775
Real estate - residential	126	180	136	111	149
Consumer	125	147	188	140	164
Unallocated	-	-	-	-	424
Total allowance	$3,302	$3,167	$3,459	$3,252	$3,512

          The Securities and Exchange Commission's guide to the presentation of statistical information provides for a break down of the allowance for loan losses into major loan categories. The Company allocates the allowance among the various categories through an analysis of the loan portfolio composition, prior loan loss experience, evaluation of those loans identified as being probable problems in collection, results of examination by regulatory agencies and current economic conditions. The entire allowance is available to absorb any losses without regard to the category or categories in which the charged off loans are classified.

          The following schedule presents the stratification of the loan portfolio by category, based on the amount of loans outstanding as a percentage of total loans for the respective years ended December 31.
	2006	2005	2004	2003	2002
Commercial and agricultural	25.2%	25.2%	23.2%	23.5%	29.3%
Real estate - commercial	38.4	33.7	35.6	34.8	34.1
Real estate - construction	4.0	3.9	3.0	3.1	1.7
Real estate - mortgage	26.2	29.7	30.4	32.2	28.3
Consumer	6.2	7.5	7.8	6.4	6.6
Total	100.0%	100.0%	100.0%	100.0%	100.0%

          Deposits

          The following schedule presents the average deposit balances by category and the average rates paid thereon for the respective years.

(Dollars in thousands)
	2006		2005		2004
Noninterest-bearing demand	$42,146	-	$43,218	-	$42,033	-
Interest-bearing demand	104,108	2.2%	97,013	1.3%	97,866	0.8%
Savings	29,295	0.4%	32,296	0.4%	33,337	0.4%
Certificates of deposit	96,751	3.8%	88,629	3.0%	82,261	2.4%
Total	$272,300	2.6%	$261,156	1.9%	$255,497	1.3%

          The following table illustrates the maturities of certificates of deposits issued in denominations of $100,000 or more as of December 31, 2006.

(Dollars in thousands)
Maturing in less than 3 months	$12,486
Maturing in 3 to 6 months	5,895
Maturing in 6 to 12 months	7,817
Maturing in more than 12 months	15,955
Total	$42,153

          Return on Equity and Assets

          The following schedule presents Southern's ratios for the years ended December 31:
	2006	2005	2004
Return on assets (net income divided by average total assets)	1.25%	1.19%	1.14%

Return on equity (net income divided by average equity)(1)	14.54%	14.81%	13.34%

Dividend payout ratio (dividends declared per share divided by net income per share)	34.44%	31.69%	34.07%

Equity to assets ratio (average equity divided by average total assets)(1)	8.56%	8.06%	8.55%

(1)	Average equity used in the above table excludes common stock subject to repurchase obligation but includes average accumulated other comprehensive income.

Available Information

          Southern is not currently subject to the reporting requirements of the Exchange Act, but will be upon completion of the merger. Accordingly, upon completion of the merger, Southern will be required to file annual, quarterly and current reports, proxy statements, and other information with the Commission. You may read and copy any reports, statements, or other information that Southern files after completion of the merger at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Southern's filings with the Commission after completion of the merger will also be available to the public at the website maintained by the Commission at "http://www.sec.gov." That website contains reports, proxy and information statements, and other information regarding companies that file electronically with the Commission. Southern's filings with the Commission after completion of the merger will be, and other information about Southern is, available at Southern's website at "http://www.smb-t.com/."

Properties

          The offices of Southern, Southern Michigan Bank, and SMB Mortgage Company are as follows:

Southern's, Southern Michigan Bank's, and the Southern Mortgage Company's main office:
   51 West Pearl Street, Coldwater, Michigan
   Office is owned by Southern Michigan Bank and comprises 27,945 square feet.

Southern Michigan Bank's branch office:
   2 West Chicago Street, Coldwater, Michigan
   Office is owned by Southern and comprises 16,848 square feet.

Southern Michigan Bank's branch office (drive-thru only):
   441 East Chicago Street, Coldwater, Michigan
   Office is owned by Southern Michigan Bank and comprises 990 square feet.

Southern Michigan Bank's branch office:
   10 East Carlson, Hillsdale, Michigan
   Office is owned by Southern Michigan Bank and comprises 4,353 square feet.

Southern Michigan Bank's branch office:
   202 North Main, Tekonsha, Michigan
   Office is owned by Southern Michigan Bank and comprises 2,928 square feet.

Southern Michigan Bank's branch office:
   5350 East Beckley Road, Battle Creek, Michigan
   Office is owned by Southern and comprises 14,274 square feet.

Southern Michigan Bank's branch office:
   1110 West Michigan Avenue, Marshall, Michigan
   Office is owned by Southern Michigan Bank and comprises 8,788 square feet.

Southern Michigan Bank's branch office:
   225 North Broadway, Union City, Michigan
   Office is owned by Southern Michigan Bank and comprises 4,542 square feet.

Southern Michigan Bank's branch office:
   102 East Main Street, North Adams, Michigan
   Office is owned by Southern Michigan Bank and comprises 1,292 square feet.

Southern Michigan Bank's branch office:
   100 West Burr Oak, Athens, Michigan
   Office is owned by Southern Michigan Bank and comprises 2,120 square feet.

Southern Michigan Bank's branch office:
   107 North Main Street, Camden, Michigan
   Office is owned by Southern Michigan Bank and comprises 2,375 square feet.

Legal Proceedings

          As of August 15, 2007, there are no significant pending legal proceedings to which Southern or Southern Michigan Bank is a party or to which any of their properties are subject, except for legal proceedings arising in the ordinary course of business. In the opinion of management, resolution of pending legal proceedings will not have a material effect on the consolidated financial condition of Southern.

Alanar, Inc.

          From approximately December 2001 through November 16, 2006, Southern Michigan Bank served as the indenture trustee on 49 bond offerings that were underwritten by Alanar, Inc. ("Alanar"), an Indiana broker-dealer firm specializing in bond offerings by churches. Southern Michigan Bank also serves as the depository bank in connection with these 49 offerings, as well as an additional 35 bond offerings underwritten by Alanar for which Southern Michigan Bank was not the indenture trustee. Southern Michigan Bank also is party to an agreement dated December 27, 2000 with Guardian Services, LLC ("Guardian"), an affiliate of Alanar, pursuant to which Southern Michigan Bank agreed to provide fiduciary oversight services to Guardian and Guardian agreed to provide accounting, reporting and custodial services for individual retirement accounts.

          On July 26, 2005, the SEC obtained a court order freezing all assets under the control of Alanar, Guardian and their affiliates, including all accounts at Southern Michigan Bank. On October 5, 2005, the SEC issued an order finding that the defendants made misrepresentations to investors and misused investment proceeds from church bond issuances and the sale of bond investment fund units. The SEC revoked Alanar's registration as a broker and dealer and barred certain control persons from associating with any broker or dealer.

          Alanar, Guardian and their affiliates have been under court-appointed monitorship since July 26, 2005 and in receivership since December 20, 2005. The receiver has asserted that Alanar, Guardian and their affiliates operated a Ponzi scheme by improperly using the various accounts to make payments to investors in other bond offerings, to pay other defaulted bonds and to trade in securities in a commingled investment account. The receiver has alleged that Alanar failed to perform an independent credit analysis of the churches before issuance of the bonds, but was able to hide a high rate of bond defaults by using improper transfers between the various accounts so that new investor money was allegedly used to pay returns to old investors. The receiver has further asserted that Alanar sold the bonds for the churches by focusing on the elderly and other unsophisticated investors who had a desire to help in the financing of churches. Sales were accomplished through prospectuses and placement memoranda prepared by Alanar that allegedly violated the securities laws by failing to disclose the roles and relationships of the paying agents, indenture trustees, registrars and other parties; the conflicts of interest and compensation of Alanar and its affiliates; and the multiple improper uses of funds in the alleged Ponzi scheme.

          According to the receiver's reports, as of April 30, 2007, there was a total of approximately $139,500,000 in outstanding principal and $59,300,000 in past due interest on all the bonds related to the Alanar receivership matter. Of this total indebtedness for all Alanar-related bonds, approximately $28,700,000 in principal and $6,000,000 in interest (18% of the total indebtedness) related to bonds for which Southern Michigan Bank previously served as the indenture trustee and for which the issuers had not made payments into their bond repayment accounts sufficient to pay their bond indebtedness completely. Of this $28,700,000 in principal indebtedness, the receiver's reports show that 11 issuers representing approximately $11,000,000 (38%) in combined bond principal were in default before the SEC action in July 2005. As discussed above, the receiver has asserted that Alanar was able to hide past bond defaults by using improper transfers between the various accounts so that new investor money was allegedly used to pay returns to old investors. Following the SEC action and the resulting appointment of the receiver with control over all accounts for the potential benefit of the receivership estate, another 12 issuers representing $12,500,000 (44%) in combined bond principal ceased making their scheduled payments into their bond repayment accounts. As of May 31, 2007, 12 bond issuers representing $4,800,000 (17%) in combined bond principal were continuing to make payments into their bond repayment accounts notwithstanding the risk of such funds being subject to potential use for the benefit of the receivership estate. All bond issuances are currently in default since no bondholders have been paid since the accounts were frozen by court order on July 26, 2005.

          Under the stated terms of the trust indentures in each of these offerings, Southern Michigan Bank had no contractual duties to perform as indenture trustee until it received written notice of an event of default on the bonds. Following the SEC action in 2005 freezing all bond offering accounts, Southern Michigan Bank demanded information from Alanar and its affiliates serving as the registrars, paying agents and servicing agents for the bonds. Southern Michigan Bank also began corresponding with bond issuers to provide notice of important events and to obtain information from them, including information about their plans for repayment of their bondholders. In March 2006, the court amended its receivership order to provide the receiver with exclusive authority to correspond with bond issuers and bondholders and to prohibit others from doing so. In June 2006, the receiver filed a motion to have Southern Michigan Bank removed as indenture trustee for the purpose of avoiding inefficiencies and duplication of effort by both the receiver and Southern Michigan Bank. On November 17, 2006, pursuant to the receiver's unopposed motion, the court approved the removal of Southern Michigan Bank as indenture trustee for all bond offerings based upon the court's finding that "in light of the terms of the Receivership Order, as amended, [Southern Michigan Bank] is incapable of acting as trustee." At present, Southern Michigan Bank continues as the depository bank for the bond offering accounts, all of which are under the exclusive control of the receiver.

          According to the receiver's reports, there are 840 individual retirement accounts serviced by Guardian. The receiver's report of February 2006 indicates that these IRA accounts, combined with fifty 401(k) accounts also serviced by Guardian, together held approximately $1,400,000 in cash and approximately $12,000,000 in Alanar-related bond investment funds. Although the current total portfolio value of the IRAs is unknown, the last report received from Guardian prior to the receivership reported a total portfolio value of $35,800,000 in 790 individual retirement accounts as of December 31, 2004. On June 15, 2006, the receiver petitioned the court for authorization to permit distributions and roll-overs of all cash amounts and all investments such as mutual funds and real estate investment trusts that were unrelated to Alanar. The receiver stated that the forensic accounting reports "reveal that there is no evidence of any inappropriate commingling, misapplication or raiding of the cash deposits or non-Alanar related investments in these IRAs." On June 19, 2006, the court authorized these distributions. Subsequent reports of the receiver indicate that approximately $1,300,000 in cash has been distributed from the IRA and 401(k) accounts. The accounts continue to hold church bonds, bond investment fund units and any undistributed cash.

          On August 28, 2007, the court approved a plan for distribution of the receivership assets. The court also issued certain findings of fact and conclusions of law, including finding that the offering documents prepared by Alanar, Inc. to sell the bonds contained misrepresentations and omissions of material facts necessary for investors to make informed investment decisions. The court also found that there was inappropriate manipulation and commingling of funds, and that the failure to disclose this manipulation and commingling had all the essential elements of a Ponzi scheme. Under the receivership plan approved by the court, all investors in the bond investment funds will be subject to common pooling, but there will be a period of seven and one-half months (or perhaps longer, if extended by the court) for each of the individual bond issuances to be categorized based upon demonstrated ability to repay their bondholders. The timing for future distributions to bondholders and the scope of potential pooling of assets will depend upon the particular category assigned to a bond issuance by the receiver. Some bond issuances could be released from the receivership, some could be granted up to two years to achieve successful rehabilitation and others could be subject to immediate collection activity by the receiver. As to certain bond categories, a bank has been selected to serve as successor trustee and another bank to serve as successor bond registrar, transfer agent, paying agent and depository bank.

          As discussed above, Southern Michigan Bank has not served as indenture trustee since November 16, 2006, when the court approved the removal of Southern Michigan Bank so that the receiver could assume this role as the successor trustee to promote efficiency in the administration of the receivership. Under the receivership plan approved on August 28, 2007, the receiver will eventually name a new successor indenture trustee, as well as another bank to serve as the successor depository bank for the bond issuances. The plan also requires Southern Michigan Bank's agreement with Guardian related to the IRAs to be terminated within seven and one-half months (unless extended by the court). Upon the occurrence of these events, it is expected that Southern Michigan Bank will not have any further relationship with Alanar or its affiliates.

          No claims have been filed against Southern or Southern Michigan Bank by any bondholder, bond issuer, individual retirement account holder, the receiver, any governmental agency or any other person related to Southern Michigan Bank's former role as indenture trustee or Southern Michigan Bank's role as depository bank or in any other capacity related to these matters. There can be no assurance, however, that Southern or Southern Michigan Bank will not be subject to future claims, actions, suits or proceedings, including potential claims that our conduct was in breach of contractual, fiduciary or other duties or applicable statutes or regulations, or that, if made, Southern or Southern Michigan Bank would be successful in defending such claims. Protracted litigation or an adverse decision or settlement of any such action or proceeding could have a material adverse effect on the financial position, business, prospects and results of operations of Southern or Southern Michigan Bank.

Market for and Dividends on Southern Common Stock

          Southern common stock is quoted on the OTC Bulletin Board under the symbol "SOMC.OB." Trading activity in Southern common stock is relatively infrequent. Southern's trading volume and recent share price information can be viewed under the symbol ‘SOMC.OB' on certain financial websites.

          The range of high and low bid prices for shares of Southern common stock (adjusted to account for a 5% stock dividend declared in February 2006) for the last trade immediately before April 17, 2007 (the date before public announcement of the merger) and each quarterly period during the past two years is as follows:

Date	High	Low

2007
1st Quarter	$24.75	$24.06
2nd Quarter	24.20	23.00
3rd Quarter (through August 15, 2007)	24.50	22.50

2006
1st Quarter	24.70	22.00
2nd Quarter	23.70	22.90
3rd Quarter	23.90	22.95
4th Quarter	23.80	24.30

2005
1st Quarter	26.29	24.86
2nd Quarter	25.70	23.81
3rd Quarter	25.10	23.31
4th Quarter	23.52	22.71

          The prices listed above are OTC Bulletin Board quotations. They reflect inter-dealer prices without retail markup, markdown or commission and may not necessarily represent actual transactions.

          As of August 15, 2007, there were 1,771,988 shares of Southern common stock issued and outstanding. As of August 15, 2007, there were 188 holders of record of shares of Southern common stock. Southern's directors and officers collectively owned 8.91% shares of Southern common stock as of August 15, 2007.

          The following table summarizes cash dividends declared per share of Southern common stock (adjusted to account for a 5% stock dividend declared in February 2006) during 2007, 2006, and 2005:
Quarter	2007	2006	2005

1st Quarter	$0.20	$0.18	$0.16
2nd Quarter	0.20	0.20	0.17
3rd Quarter		0.20	0.17
4th Quarter		0.20	0.17

          Southern's principal source of funds to pay cash dividends is the earnings and dividends paid by Southern Michigan Bank. Southern Michigan Bank is restricted in its ability to pay cash dividends under current regulations (See Note O to the Southern consolidated financial statements). Based on information presently available, management expects Southern to declare and pay regular quarterly cash dividends in 2007 and 2008.

          The following table presents information regarding the equity compensation plans both approved and not approved by shareholders at December 31, 2006:
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	95,663	$ 22.17	170,528
Equity compensation plans not approved by security holders	-	-	-
Total	95,663	$ 22.17	170,528

Management's Discussion and Analysis of Financial Condition and Results of Operations

          The following discussion provides information about the financial condition and results of operations of Southern, which supplements Southern's consolidated financial statements. The discussion should be read in conjunction with such financial statements.

Forward-Looking Statements

          Statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations include forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about Southern itself. Words such as "anticipate," "believe," "can be," "estimate," "expect," "intend," "is likely," "may be," "probable," "project," variations of such terms, and similar expressions are intended to identify such forward-looking statements. In addition, the information under the heading "Interest Rate Sensitivity" is forward-looking and management's determination of the provision and allowance for loan losses involves judgments which are inherently forward-looking. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions that are difficult to predict with regard to timing, extent, likelihood, and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements.

          Internal and external factors that may cause such a difference include changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; the bank's ability to manage non-earning assets; changes in banking laws and regulations; changes in tax laws; changes in prices, levies, and assessments; the impact of technological advances; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behavior and customer ability to repay loans; and changes in the local and national economies. Southern undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events, or otherwise.

Three Months and Six Months Ended June 30, 2007 and 2006

          Results of Operations

          Net income increased 5.1% or $52,000 in the second quarter of 2007 compared to the same period in 2006. For the six-month period ending June 30, 2007 net income increased $104,000, or 5.4% over the same period in 2006. The year to date increase resulted from higher net interest income, non-interest income and lower non-interest expense partially offset by an increase in the provision for loan losses. The quarterly increase also resulted from higher net interest income and non-interest income, however non-interest expenses were higher during the second quarter compared to the same quarter in 2006.

          Net Interest Income

          The following tables provide information regarding interest income and expense for the six-month periods ended June 30, 2007 and 2006, respectively. Table 1 shows the year-to-date daily average balances for interest earning assets and interest bearing liabilities, interest earned or paid, and the annualized effective rate, for the six-month periods ended June 30, 2007 and 2006. Table 2 shows the effect on interest income and expense of changes in volume and interest rates.

Table 1 - Average Balances and Tax Equivalent Interest Rates

(Dollars in Thousands):
	2007			2006
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS
Interest earning assets:
Loans(1)(2)(3)	$252,315	$10,075	8.0%	$244,631	$9,389	7.7%
Federal funds sold	11,749	323	5.5	8,633	212	4.9
Taxable investment securities(4)	24,196	611	5.1	22,040	449	4.1
Tax-exempt investment securities(1)	15,334	463	6.0	14,602	427	5.8
Total interest earning assets	303,594	11,472	7.6	289,906	10,477	7.2

Non-interest earning assets:
Cash and due from banks	9,154			9,242
Other assets	24,162			22,706
Less allowance for loan losses	(3,344)			(3,148)

Total assets	$333,566			$318,706

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
Demand deposits	$114,739	1,457	2.5%	$102,257	$958	1.9%
Savings deposits	28,766	67	0.4	30,032	56	0.4
Time deposits	102,650	2,180	4.2	94,004	1,700	3.6
Federal funds purchased	23	1	8.7	70	2	5.7
Other borrowings	6,161	165	5.4	11,572	244	4.2
Subordinated debentures	5,155	203	7.9	5,155	190	7.4
Total interest bearing liabilities	257,494	4,073	3.2	243,090	3,150	2.6

Non-interest bearing liabilities:
Demand deposits	40,278			42,398
Other	4,104			4,268
Common stock subject to repurchase obligation	2,106			1,947
Shareholders' equity	29,584			27,003
Total liabilities and shareholders' equity	$333,566			$318,706
Net interest income		$7,399			$7,327
Interest rate spread			4.4%			4.6%
Net yield on interest earning assets			4.9%			5.1%

(1)	Includes tax equivalent adjustment of interest (assuming a 34% tax rate) for securities and loans of $157,000 and $23,000, respectively for 2007 and $145,000 and $9,000, respectively for 2006.
(2)	Average balance includes average nonaccrual loan balances of $3,440,000 in 2007 and $2,699,000 in 2006.
(3)	Interest income includes loan fees of $172,000 in 2007 and $223,000 in 2006.
(4)

Average balance includes average unrealized loss of ($35,000) in 2007 and ($218,000) in 2006 on available for sale securities. The yield was calculated without regard to this average unrealized gain (loss).

Table 2 - Changes in Tax-Equivalent Net Interest Income

(Dollars in Thousands):
	Six Months Ended June 30, 2007 Over 2006 Increase (Decrease) Due To

Interest income on:	Volume	Rate	Net

Loans	$300	$386	$686
Federal funds sold	83	28	111
Taxable investment securities	47	115	162
Tax-exempt investment securities	22	14	36

Total interest earning assets	$452	$543	$995

Interest expense on:

Demand deposits	$128	$371	$499
Savings deposits	(2)	13	11
Time deposits	166	314	480
Federal funds purchased	(2)	1	(1)
Other borrowings	(134)	55	(79)
Subordinated debentures	-	13	13

Total interest bearing liabilities	$156	$767	$923

Net interest income	$296	$(224)	$72

          As shown in Tables 1 and 2, tax-equivalent net interest income increased $72,000 in the first six months of 2007 compared to the same period in 2006. A $7,684,000 increase in the average balance of loans and a 100 basis point increase in the prime rate that occurred from December 2005 - June of 2006 increased interest income on loans by $686,000 for the six months ended June 30, 2007, compared to the same period in 2006.

          Higher rates paid on NOW and money market accounts, along with an increase in average balances of $12,482,000, increased the demand deposit interest expense in the first six months of 2007 by $499,000, compared to the same period in 2006. In addition, an increase in both the volume and rates paid on certificates of deposit caused an increase of $480,000 in time deposit interest expense in the first six months of 2007 compared to the same period in 2006. The increase in rates paid on both the demand and time accounts was driven by the Federal Reserve Board increasing short term interest rates 100 basis points since December 2005 and local competition.

          Provision for Loan Losses

          The provision for loan losses is based on an analysis of the required additions to the allowance for loan losses. The provision is charged to income to bring the allowance for loan losses to a level deemed appropriate by management. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable incurred losses in the loan portfolio. Some factors considered by management in determining the level at which the allowance is maintained include specific credit reviews, historical loan loss experience, current economic conditions and trends, results of examinations by regulatory agencies and the volume, growth and composition of the loan portfolio. The provision is adjusted quarterly, if necessary, to reflect changes in the factors above as well as actual charge-off experience and any known losses.

          The provision for loan losses was $150,000 higher in the first six months of 2007 compared to 2006. In 2007, specific reserves increased from December 31, 2006 levels and June 30, 2007 year to date average commercial loan balances increased over $16 million dollars from the June 30, 2006 year to date average. Both of these factors contributed to the higher provision for loan losses for the six months ended June 30, 2007.

          No provision was recorded during the second quarter of 2007 as the results of the quarterly analysis of the allowance for loan lost remained fairly consistent from the March 2007 analysis and the portfolio decreased by more than $4 million.

          Charge-offs and recoveries for respective loan categories for the six months ended June 30, 2007 and 2006 were as follows:

(Dollars in Thousands)
	2007		2006
	Charge-offs	Recoveries	Charge-offs	Recoveries

Commercial	$102	$47	$107	$22
Residential real estate	11	-	16	-
Consumer	101	60	22	21
Total	$214	$107	$145	$43

          Net charge-offs in the first six months of 2007 were $107,000 or .09% of loans on an annualized basis. Net charge offs in the first six months of 2006 were $102,000 or .08% of loans on an annualized basis.

          Non-interest income

          Total non-interest income increased $18,000 or 1.8% in the second quarter of 2007 compared to the same period in 2006. Likewise, year to date total non-interest income increased $85,000 or 4.6% at June 30, 2007 over June 30, 2006. Non-sufficient fund and ATM fees increased $58,000 and $96,000 respectively for the three and six month periods ending June 30, 2007 compared to the same periods in 2006. Offsetting the increases was a reduction in the net gains on loan sales. Loans originated for sale declined $2.7 million, or 41.7% and $4.4 million, or 34.2%, in the three and six month periods of 2007 respectively, compared to the same periods of 2006.

          Non-interest expense

          Total non-interest expense increased less than 1% for the three-month period ending June 30, 2007 compared to the same period in 2006. Salaries and benefits were $186,000 higher in the second quarter due to an increase in full time equivalent employees, annual salary adjustments, increased health insurance costs and an accrual for employee profit sharing. Additional employees were hired toward the end of 2006 to staff the new Marshall branch, which opened in February 2007. Occupancy increases are also attributable to the Marshall branch opening as higher depreciation, utilities, property taxes and maintenance costs are being recorded.

          Professional and outside services decreased $145,000 or 46.0% during the second quarter of 2007 compared to the same period in 2006. During the second quarter of 2006 legal fees were incurred relating to Southern Michigan Bank serving as indenture trustee for bondholders in the Alanar matter. During the fourth quarter of 2006, Southern was removed as indenture trustee resulting in lower legal fees during 2007. In addition, during 2006, marketing consultants were utilized to enhance current deposit offerings.

          For the six-month period ending June 30, 2007 non-interest expense decreased $160,000, or 2.5% from the comparable period in 2006. Salary and employee benefits and occupancy both increased for the same reasons discussed above, likewise, professional and outside services decreased for the same reasons discussed above. In addition, other non-interest expenses decreased $244,000 or 19.7% during the first six months of 2007 compared to the same period in 2006. A repossessed asset associated with a prior year failed commercial loan was written down and a loss relating to customer check fraud were recorded during the first six months of 2006.

          Financial Condition

          Assets

          Total assets increased $1.4 million, or 0.4%, as of June 30, 2007 compared to December 31, 2006. Federal funds sold decreased $10.4 million and net loans decreased $4.0 million during the six-month period. These funds were invested in the securities available for sale portfolio which increased $15.2 million during the six-month period.

          Deposits

          Deposits were relatively flat, decreasing 0.1%, or $300,000, from December 31, 2006 to June 30, 2007.

          Shareholders Equity

          Total shareholder equity increased $1.4 million from the year ended December 31, 2006. The increase is primarily attributable to the net income for the six months ended June 30, 2007, offset by dividends declared to shareholders.

Years Ended December 31, 2006, 2005, and 2004

          Introduction

Southern's net income for 2006 was $4,009,000, a 5.4% improvement from 2005. During 2006, the Federal Reserve Bank raised short term interest rates 25 basis points four times. These increases had a positive effect on net interest margin, which improved $1,058,000 or 7.9% compared to 2005. Provision for loan losses in the amount of $500,000 was expensed in 2006; down from $750,000 in 2005. Non-interest income of Southern, including gain on loan sales, declined 2.9% to $4,105,000 in 2006. Non-interest expense of $12,600,000 in 2006 was 6.8% higher than the 2005 costs. In February 2006, Southern declared and paid a 5% stock dividend. All earnings per share and dividends per share numbers have been adjusted for this stock dividend.
	Percent Change from Prior Year			Percent Change from Prior Year
	2006	2005		2006	2005
Net interest income	7.87%	9.56%	Assets	3.75%	1.43%
Provision for loan losses	-33.33%	undefined	Gross loans	4.17%	0.55%
Non-interest income	-2.86%	-0.96%	Allowance for loan loss	4.26%	-8.44%
Non-interest expense	6.77%	1.19%	Deposits	5.38%	6.44%
Net income	5.44%	5.49%	Other borrowings	-41.16%	-44.46%
			Shareholders' equity	9.08%	-4.93%

          Critical Accounting Policies

          The discussion and analysis of the financial condition and results of operations are based upon Southern's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires Southern to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

          Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially could result in materially different results under different assumptions and conditions.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses.

          The allowance for loan losses is maintained at a level management believes is adequate to absorb probable incurred credit losses inherent in Southern's loan portfolio. Accounting for loan classifications, accrual status and determination of the allowance for loan losses is based on regulatory guidance. This guidance includes, but is not limited to, generally accepted accounting principles, the uniform retail credit classification and account management policy issued by the Federal Financial Institutions Examination Council, and the joint policy statement on the allowance for loan losses methodologies also issued by the Federal Financial Institutions Examination Council. Using this guidance, management estimates the allowance balance based on past loan loss experience, nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, information in regulatory examination reports, and other factors. Many of the factors listed are inherently subjective, and requires the use of significant management estimates.

          Financial Condition

          Loans

          Southern uses its funds primarily to support its lending activities. There were no significant concentrations in any loan category as to borrower or industry in 2006 and 2005. Substantially all loans are granted to customers located in Southern's service area, which is primarily Southern Michigan. Loans in 2006 and 2005 increased by 4.2% and .6%, respectively.

          In 2006, commercial loans increased $18,479,000 or 12.1%, while consumer loans and real estate mortgage loans were down $2,571,000 and $5,797,000, respectively. Likewise, in 2005, commercial loans increased $3,153,000 or 2.1%, while consumer loans and real estate mortgage loans were down $478,000 and $1,345,000, respectively. Commercial loans increased as lenders saw positive relationships with current customers lead to new customer opportunities. Real estate mortgage loans decreased as payments on existing loans exceeded new loan volume. A decrease in home values and general economic conditions in Michigan has led to a large number of homes on the market, making it difficult for people to refinance or move. Consumer loans have decreased due to fewer originations of automobile, recreational vehicles and personal loans.

          Loan commitments, consisting of unused credit card and home equity lines, available amounts on revolving lines of credit and other approved loans which have not been funded, were $57,141,000 and $44,868,000 at December 31, 2006 and 2005, respectively. Most of these commitments are priced at a variable interest rate, thus minimizing Southern's risk in a changing interest rate environment.

          Securities

          Another significant component of cash flow is the securities portfolio. Total securities decreased by 1.0% or $369,000 in 2006 and decreased 18.3% or $8,325,000 in 2005. Approximately $20 million of securities matured or were called in 2006, substantially all of which were replaced with new securities. The portfolio was monitored and securities or federal funds were purchased as deemed prudent by the asset liability management committee.

          The securities available for sale portfolio had net unrealized losses of $64,000 and $187,000 at December 31, 2006 and 2005, respectively.

          Federal funds purchased

          Federal funds purchased increased by 40.3% or $2,993,000 in 2006 and $7,436,000 in 2005, up from $0 in 2004, as Southern took advantage of short term higher yields stemming from the inverted yield curve.

          Deposits

          Deposits have traditionally represented Southern's principal source of funds. Total deposits increased 5.4% or $14,431,000 in 2006 and 6.4% or $16,210,000 in 2005. Time deposits and higher rate money market accounts increased while non-interest bearing and savings accounts decreased. Attracting and keeping traditional deposit relationships will continue to be a focus of Southern.

          Other borrowings

          As another alternate funding source, Southern obtains bullet advances from the Federal Home Loan Bank (FHLB). The advances are secured by a blanket collateral agreement with the FHLB giving the FHLB an unperfected security interest in Southern's one-to-four family mortgage and SBA loans. FHLB advances may be a less expensive way to obtain longer term funds than paying a premium for long term deposits. Other borrowings decreased in 2006, as Southern paid off a $5,000,000 advance. At December 31, 2006, Southern had $5,651,000 in FHLB advances with interest rates between 3.49% - 4.57%.

          Subordinated debentures

          In March 2004, Southern Michigan Bancorp Capital Trust I, a Delaware statutory trust formed by Southern, closed a pooled private offering of 5,000 trust preferred securities with a liquidation amount of $1,000 per security. Southern issued $5,155,000 of subordinated debentures to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. Southern may redeem the subordinated debentures, in whole or in part, in a principal amount with integral multiples of $1,000, on or after April 7, 2009 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on April 6, 2034. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. Southern has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

          The $5,000,000 in trust preferred securities may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The trust preferred securities and subordinated debentures have a variable rate of interest equal to the sum of the three month London Interbank Offered Rate (LIBOR) and 2.75%. The rate at December 31, 2006 was 8.12%. Southern's investment in the common stock of the trust was $155,000 and is included in other assets.

          Capital Resources

          Southern maintains a strong capital base to take advantage of business opportunities and absorb the risks inherent in the business.

          Shareholder equity increased 9.1% or $2,372,000 from $26,110,000 at December 31, 2005 to $28,482,000 at December 31, 2006.

          The Federal Reserve Board (FRB) has imposed risk-based capital guidelines applicable to Southern. These guidelines require that banks and bank holding companies maintain capital commensurate with both on and off balance sheet credit risks of their operations. Under the guidelines, a bank must have a minimum ratio of total capital to risk-weighted assets of 8 percent. In addition, a bank and a bank holding company must maintain a minimum ratio of Tier 1 capital equal to 4 percent of risk-weighted assets. Tier 1 capital includes common shareholders' equity, qualifying perpetual preferred stock and minority interests in equity accounts of consolidated subsidiaries less goodwill, core deposit intangibles and 10% of mortgage servicing rights assets.

          As a supplement to the risk-based capital requirements, the FRB has also adopted leverage capital ratio requirements. The leverage ratio requirements are intended to ensure that adequate capital is maintained against risk other than credit risk. The leverage ratio requirements establish a minimum ratio of Tier 1 capital to total assets of 3 percent for the most highly rated bank holding companies and banks that do not anticipate and are not experiencing significant growth. All other bank holding companies are required to maintain a ratio of Tier 1 capital to assets of 4 to 5 percent, depending on the particular circumstances and risk profile of the institution.

          Regulatory agencies have determined that the capital component created by the adoption of FASB Statement 115 should not be included in Tier 1 capital. As such, the net unrealized appreciation or depreciation on available for sale securities is not included in the ratios listed in Note S to the financial statements. The ratios include the common stock subject to repurchase obligation in Southern's employee stock ownership plan (ESOP).

As discussed in Note S to Southern's consolidated financial statements, Southern exceeds the well capitalized requirements at December 31, 2006.

          Liquidity

          Liquidity management involves the ability to meet the cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Southern maintains certain levels of liquid assets (the most liquid of which are cash and cash equivalents, federal funds sold and investment securities) in order to meet these demands. Maturing loans and investment securities are the principal sources of asset liquidity.

          Southern maintains correspondent accounts with a number of other banks for various purposes. In addition, cash sufficient to meet the operating needs of its branches is maintained at its lowest practical levels. At times, Southern is a participant in the federal funds market. Federal funds are generally borrowed or sold for one-day periods. During 2006 and 2005, federal funds were sold with an average balance of $ 7,746,000 and $4,904,000, respectively. As disclosed in Note N to Southern's consolidated financial statements, Southern has available credit arrangements enabling it to purchase up to $22,000,000 in federal funds should the need arise.

          Southern's principal source of funds to pay cash dividends is the earnings and dividends paid by Southern Michigan Bank, which are restricted under current banking regulations as described in Note O to the consolidated financial statements. Southern also has a $2,000,000 bank line of credit agreement to meet cash demands.

          Impact of Inflation and Changing Prices

          The majority of assets and liabilities of a financial institution are monetary in nature and therefore differ greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Another significant effect of inflation is on other expenses, which tend to rise during periods of general inflation.

          Management believes the most significant impact on financial results is Southern's ability to react to changes in interest rates as discussed below.

          Results of Operations

          Results of operations can be measured by various ratio analyses. Two widely recognized performance indicators are the return on equity and the return on assets. Southern's average return on equity was 14.54% in 2006, 14.81% in 2005 and 13.34% in 2004. The return on average assets was 1.25% in 2006, 1.19% in 2005 and 1.14% in 2004.

          Net interest income

          Net interest income is an effective measurement of how well management has balanced Southern's interest rate sensitive assets and liabilities. Net interest income increased by 7.9% in 2006, 9.6% in 2005, and 3.4% in 2004. The prime lending rate increased from 7.25% to 8.25% during 2006 which increased interest income on variable rate loans. Increases in deposit rates partially offset this increase. In 2005 the prime lending rate increased 2% from 5.25% to 7.25%. Also in 2005 a $10,000,000 higher rate FHLB advance was paid off.

          Southern continues to be positioned to benefit when interest rates increase.

          Provisions for loan losses

          The provision for loan losses is based on an analysis of the required additions to the allowance for loan losses. The provision is charged to income to bring the allowance for loan losses to a level deemed appropriate by management. The allowance for loan losses is maintained at a level believed adequate by management to absorb probable incurred losses in the loan portfolio. Some factors considered by management in determining the level at which the allowance is maintained include specific credit reviews, historical loan loss experience, current economic conditions and trends, results of examinations by regulatory agencies and the volume, growth and composition of the loan portfolio. The provision is adjusted quarterly, if necessary, to reflect changes in the factors above as well as actual charge-off experience and any known losses. For further information, see "Allowance for Loan Losses" below.

          The provision for loan losses was $500,000 in 2006, $750,000 in 2005 and $0 in 2004. In 2006, Southern incurred provision expense to fund net charge offs and to fund the allowance for the growth in the commercial loan portfolio. Net charge offs were $365,000, while the commercial loan portfolio increased in excess of $18,000,000. In 2005, Southern charged off a commercial loan, which necessitated provision expense. No provision was considered necessary for 2004, as net recoveries of $207,000 were recorded for the year and nonperforming loans (defined as loans over 90 days past due or non accrual loans) decreased 2.4% from December 31, 2003.

          Non-interest income

          Non-interest income decreased 2.9% in 2006, 1.0% in 2005, and 23.5% in 2004. In order to reduce the risk associated with changing interest rates, Southern regularly sells fixed rate real estate mortgage loans on the secondary market. Southern recognizes a profit at the time of the sale. Southern originated real estate mortgage loans of $26,343,000 in 2006 compared to $35,572,000 in loans during 2005 and $42,932,000 in 2004. Net gains on loan sales decreased $169,000 in 2006 and $58,000 during 2005 as residential mortgage refinancing activity declined as rates moved up from 2004 historic lows.

          Security gains of $1,000, $4,000 and $-0- were recognized in 2006, 2005 and 2004, respectively.

          Non-interest expense

          Non-interest expense increased by 6.8% in 2006, increased by 1.2% in 2005, and decreased by 4.6% in 2004. In 2006, Southern recorded over $900,000 in unusual expenses. These included a loss on a repossessed asset associated with a prior year failed commercial loan, payments for marketing consultants and legal expenses. Management anticipates non-interest expense costs will decrease to a more normal level in 2007.

          As a result of lower volumes of mortgage loans being generated, commissions paid to mortgage loan originators were down in 2006, 2005 and 2004 compared to 2003. Offsetting the decrease in 2005 and 2004 was an increase in employee benefit plan costs, with the largest increase in pension costs. Many other non-interest expense costs were down in 2005 and 2004 compared to 2003, as Southern continued to see benefits from cost saving and efficiency measures put into place during 2003.

          Income tax expense

          Income tax expense was $1,491,000 in 2006, $1,310,000 in 2005, and $1,265,000 in 2004. Tax-exempt income continues to have a major impact on Southern's tax expense. The benefit offsetting lower coupon rates on municipal instruments is the nontaxable feature of the income earned on such instruments. This resulted in a lower effective tax rate and reduced federal income tax expense by approximately $180,000 in 2006, $170,000 in 2005, and $207,000 in 2004.

          Nonperforming Assets

          Nonperforming assets include nonaccrual loans, accruing loans past due 90 days or more, and other real estate owned, which includes real estate acquired through foreclosures and deeds in lieu of foreclosure.

          A loan generally is classified as nonaccrual when full collectibility of principal or interest is doubtful or a loan becomes 90 days past due as to principal or interest, unless management determines that the estimated net realizable value of the collateral is sufficient to cover the principal balance and accrued interest. When interest accruals are discontinued, unpaid interest is reversed. Nonperforming loans are returned to performing status when the loan is brought current and has performed in accordance with contract terms for a period of time.

          The following table sets forth the aggregate amount of nonperforming assets in each of the following categories:
	December 31,
	2006	2005	2004
Nonaccrual loans:	(Dollars in thousands)
Commercial, financial and agricultural	$3,062	$2,472	$2,002
Real estate mortgage	449	118	-
Installment	7	-	-
	3,518	2,590	2,002
Loans contractually past due 90 days or
more and still on accrual:	-	934	1,479
Commercial, financial and agricultural	-	-	-
Real estate mortgage	6	62	20
Installment	6	996	1,499

Total nonperforming loans	3,524	3,586	3,501
Other real estate owned	693	706	584

Total nonperforming assets	$4,217	$4,292	$4,085
Nonperforming loans to year-end loans	1.39%	1.48%	1.45%
Nonperforming assets to total assets	1.28%	1.35%	1.30%

          Nonperforming loans are subject to continuous monitoring by management and estimated losses are specifically allocated for in the allowance for loan losses where appropriate. At December 31, 2006, 2005 and 2004, Southern had loans of $7,281,000, $6,421,000 and $4,718,000, respectively, which were considered impaired.

          In management's evaluation of the loan portfolio risks, any significant future increases in nonperforming loans is dependent to a large extent on the economic environment. In a deteriorating or uncertain economy, management applies more conservative assumptions when assessing the future prospects of borrowers and when estimating collateral values. This may result in a higher number of loans being classified as nonperforming.

          Allowance for Loan Losses

          The allowance for loan losses is based on regular, quarterly assessments of the probable estimated incurred losses inherent in the loan portfolio. The allowance is based on two principles of accounting, Statement of Financial Accountings Standards (SFAS) No. 5 "Accounting for Contingencies", and SFAS No. 114, "Accounting by Creditors for Impairment of a Loan". The methodology used relies on several key features, including historical loss experience, specific allowances for identified problem loans and a number of other factors recommended in regulatory guidance.

          The historical loss component of the allowance is based on considering the three and five year historical loss experience for each loan category. The component may be adjusted for significant factors that, in management's opinion, will affect the collectibility of the portfolio. The resulting loss estimate could differ from the losses actually incurred in the future.

          Specific allowances are established in cases where management has identified significant conditions or circumstances related to a specific loan credit. These allowances are calculated in accordance with SFAS No. 114.

          The final components of the allowance are based on management's evaluation of conditions that are not directly measured in the historical loss component or specific allowances. The evaluation of the inherent incurred loss with respect to these conditions is subject to a higher degree of uncertainty. The conditions evaluated in connection with these components of the allowance include current economic conditions, delinquency and charge off trends, loan volume, portfolio mix, concentrations of credit and lending policies, procedures and personnel.

          The allowance is maintained at a level, which in management's opinion, is adequate to absorb probable incurred loan losses in the loan portfolio. While management uses the best information available to make these estimates, future adjustments to allowances may be necessary due to economic, operating or regulatory conditions beyond Southern's control.

          The allowance for loan losses was $3,302,000 or 1.31% of loans at December 31, 2006 compared to $3,167,000 or 1.30% of loans at December 31, 2005. The December 31, 2006 allowance consists of $1,880,000 in the historical loss experience component and specifically allocated reserves, leaving $1,422,000 from the other factors. This compares to $2,245,000 from the historical loss experience component and specifically allocated reserves and $922,000 from other factors at December 31, 2005.

          Commitments and Off-Balance Sheet Risk

          Southern maintains off balance sheet financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, letters of credit and standby letters of credit. Loan commitments to extend credit are agreements to lend to a customer at any time, as the customer's needs vary, as long as there is no violation of any condition established in the contract. Letters of credit are used to facilitate customers' trade transactions. Under standby letters of credit agreements, Southern agrees to honor certain commitments in the event that its customers are unable to do so. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. At December 31, 2006, Southern had commitments of $57,141,000 for lines of credit and $2,400,000 in standby letters of credit outstanding.

          These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to Southern's normal credit policies. Collateral generally consists of receivables, inventory and equipment and is obtained based on management's credit assessment of the customer. These financial instruments are recorded when they are funded.

          Contractual Obligations

          The following tables represent Southern's contractual obligations at December 31, 2006:
Contractual Obligations	Payments Due By Period
	Within 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
FHLB advances	$3,098	$2,209	$229	$115	$5,651
Other borrowings	1,373	94	39	-	1,506
Subordinated debentures	-	-	-	5,155	5,155
Operating leases	49	50	10	-	109
Totals	$4,520	$2,353	$278	$5,270	$12,421

          Regulatory Matters

          Representatives of the FDIC completed an examination of Southern's subsidiary bank using financial information as of September 30, 2006. The purpose of the examination was to determine the safety and soundness of Southern.

          Examination procedures require individual judgments about a borrower's ability to repay loans, sufficiency of collateral values and the effects of changing economic circumstances. These procedures are similar to those employed by Southern in determining the adequacy of the allowance for loan losses and in classifying loans. Judgments made by regulatory examiners may differ from those made by management. Southern's level and classification of identified potential problem loans was not revised significantly as a result of this regulatory examination process.

          Management and the board of directors evaluate existing practices and procedures on an ongoing basis. In addition, regulators often make recommendations during the course of their examination that relate to the operations of Southern. As a matter of practice, management and the board of directors consider such recommendations promptly.

Quantitative and Qualitative Disclosures About Market Risk

          Interest Rate Sensitivity

          Net interest income is the largest component of Southern's earnings. Net interest income is the difference between the yield on interest earning assets and the cost of interest bearing liabilities. Interest rate sensitivity management seeks to avoid fluctuating net interest margins and enhance consistent growth of net interest income through periods of changing interest rates.

          Interest rate risk arises when the maturity or repricing characteristics of assets differ significantly from the maturity or the repricing characteristics of liabilities. Accepting this risk can be an important source of profitability and shareholder value, however excessive levels of interest rate risk could pose a significant threat to Southern's earnings and capital base. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to Southern's safety and soundness.

          Southern's interest rate sensitivity is managed through policies and risk limits approved by the board of directors and the Asset/Liability Committee (ALCO). The ALCO committee, which is comprised of management from various areas of Southern Michigan Bank, including finance, lending, investments and deposit gathering, meets regularly to execute asset and liability management strategies. The ALCO committee and the associated asset/liability & liquidity policy, seek to quantify and monitor interest rate risk, to adequately provide for liquidity needs, and to maximize net interest income by managing net interest yield.

          The ALCO committee reports its activities at least quarterly to the board of directors to include such information so as to allow the board to determine compliance with the stated objectives of the asset/liability & liquidity policy.

          A number of tools are used to monitor and manage interest rate risk, including income simulation and market value of equity analyses. The income simulation model is used to estimate the effect that specific interest rate changes would have over a 1 year period on net interest income assuming 1-3% up and down ramped changes to interest rates. Key assumptions in the models include prepayment speeds for loans, changes in market conditions, loan volumes and pricing, and management's determination of core deposit sensitivity. These assumptions are based on management's best estimates, and are inherently uncertain. As a result, the models cannot predict precisely the impact of higher or lower interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes and changes in market conditions.

          The market value of equity analysis estimates the change in the market value of Southern's equity using interest rate change scenarios from +3% to -3% in 1% increments. Whereas net interest income simulation highlights exposures over a relatively short time horizon, the market value of equity analysis incorporates all cash flows over the estimated remaining life of all balance sheet positions. The equity analysis of the balance sheet, at a point in time, is defined as the discounted present value of asset cash flows less the discounted present value of liability cash flows. The sensitivity of analysis to changes in the level of interest rates is a measure of longer-term interest rate risk. In contrast to the net interest income simulation, which assumes interest rates will change over a period of time, the market value of equity uses instantaneous changes in rates.

          The following table illustrates the potential immediate and parallel change in Southern's net interest income and market value of equity based on changes in market interest rates:
	December 31, 2006
(Dollars in Thousands)	Net Interest Income	Percent Change	Market Value of Equity	Percent Change

Change in Interest Rates
300 basis point rise	$15,928	4.82%	45,156	1.33%
200 basis point rise	16,033	5.51%	44,870	0.69%
100 basis point rise	15,666	3.09%	44,775	0.48%
Base case scenario	15,196	-%	44,563	-%
100 basis point decline	14,933	-1.73%	44,185	-0.85%
200 basis point decline	14,472	-4.77%	43,703	-1.93%
300 basis point decline	13,917	-8.42%	43,251	-2.94%

	December 31, 2005
(Dollars in Thousands)	Net Interest Income	Percent Change	Market Value of Equity	Percent Change

Change in Interest Rates
300 basis point rise	$15,507	5.86%	36,577	-15.45%
200 basis point rise	15,558	6.20%	38,883	-10.12%
100 basis point rise	15,093	3.03%	41,158	-4.86%
Base case scenario	14,649	-%	43,259	-%
100 basis point decline	14,228	-2.87%	45,171	4.42%
200 basis point decline	13,663	-6.73%	46,918	8.46%
300 basis point decline	13,354	-8.84%	48,720	12.62%

          The results of both simulations at December 31, 2006 and 2005 are within the guidelines set and approved by Southern's Board of Directors.

          Southern does not use interest rate swaps or other derivative instruments to manage interest rate risk, other than best efforts forward loan commitments utilized to offset the interest rate risk of interest rate lock commitments provided to customers on unfunded residential mortgage loans intended to be sold in the secondary market. In the normal course of the mortgage loan selling process, Southern enters into a best efforts forward loan delivery commitment with an investor. Southern's exposure to market risk on these best efforts forward loan delivery commitments is not significant.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          In anticipation of becoming a reporting company under the Exchange Act, Southern engaged Clifton Gunderson LLP as its independent registered public accounting firm on June 18, 2007. The engagement of Clifton Gunderson was necessary to satisfy the independence requirements applicable to reporting companies under the Exchange Act because Southern had engaged Crowe Chizek and Company LLC to provide additional non-audit services during 2007, 2006, and 2005. Clifton Gunderson LLP will audit Southern's consolidated financial statements for the year ended December 31, 2007 and audited Southern's consolidated financial statements for the years ended December 31, 2006 and December 31, 2005 under the independence requirements applicable to reporting companies under the Exchange Act. The engagement of Clifton Gunderson LLP was recommended and approved by the Audit Committee of Southern's board of directors.

          Crowe Chizek and Company LLC's reports on Southern's financial statements for the fiscal years ended December 31, 2006 and December 31, 2005, issued under AICPA independence rules, did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

          During the two fiscal years ended December 31, 2006 and 2005 and through March 31, 2007, there were no "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K issued under the Exchange Act, and its related instructions) between Southern and Crowe Chizek and Company LLC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Crowe Chizek and Company LLC, would have caused Crowe Chizek and Company LLC to make reference to the subject matter of the disagreement in connection with its reports.

          During the two fiscal years ended December 31, 2006 and 2005 and through March 31, 2007, there were no "reportable events" (as that term is defined in Item 304(a)(1)(v) of Regulation S-K issued under the Exchange Act of 1934, and its related instructions) between Southern and Crowe Chizek and Company LLC.

          During the two fiscal years ended December 31, 2006 and 2005 and through June 18, 2007, Southern had not consulted with Clifton Gunderson LLP regarding the application of accounting principles to a specified transaction (either completed or proposed), the type of audit opinion that might be rendered on Southern's financial statements, or any matter that was the subject of a disagreement or reportable event.

SOUTHERN MICHIGAN BANCORP, INC.
UNAUDITED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS (Unaudited)
(In thousands, except share data)

	June 30, 2007	December 31, 2006
ASSETS
Cash	$2,289	$3,211
Due from banks	6,528	6,158
Cash and cash equivalents	8,817	9,369
Federal funds sold	-	10,429
Securities available for sale	52,022	36,796
Loans held for sale, net of valuation of -0- in 2007	575	-
Loans, net of allowance for loan losses of $3,395 - 2007 ($3,302 - 2006)	245,496	249,523
Premises and equipment, net	9,450	8,665
Accrued interest receivable	2,227	2,506
Net cash surrender value of life insurance	7,572	7,502
Goodwill	620	620
Other assets	4,489	4,481
Total Assets	$331,268	$329,891

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits
Non-interest bearing	$41,073	$42,281
Interest bearing	241,094	240,228
Total deposits	282,167	282,509
Accrued expenses and other liabilities	4,510	4,440
Federal funds purchased	1,200	-
Other borrowings	6,281	7,157
Subordinated debentures	5,155	5,155
Total Liabilities	299,313	299,261

Common stock subject to repurchase obligation in Employee Stock Ownership Plan, 89,685 shares outstanding in 2007 (89,122 in 2006)	2,063	2,148

Shareholders' equity
Preferred stock, 100,000 shares authorized; none issued or outstanding	-	-
Common stock, $2.50 par value:
Authorized - 4,000,000 shares
Issued - 1,771,988 shares in 2007 (1,769,248 shares in 2006)
Outstanding - 1,682,303 shares in 2007 (1,680,126 shares in 2006)	4,206	4,200
Additional paid-in capital	5,623	5,446
Retained earnings	20,359	19,021
Accumulated other comprehensive income (loss), net	(91)	(42)
Unearned restricted stock compensation	(62)	-
Unearned Employee Stock Ownership Plan shares	(143)	(143)
Total Shareholders' Equity	29,892	28,482
Total Liabilities and Shareholders' Equity	$331,268	$329,891

See accompanying notes to consolidated financial statements.

SOUTHERN MICHIGAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)
(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Interest income:
Loans, including fees	$5,051	$4,790	$10,052	$9,380
Securities:
Taxable	361	222	611	449
Tax-exempt	154	139	306	282
Other	156	94	323	212
	671	455	1,240	943
Total interest income	5,722	5,245	11,292	10,323

Interest expense:
Deposits	1,887	1,409	3,704	2,715
Other	186	223	369	435
Total interest expense	2,073	1,632	4,073	3,150
Net Interest Income	3,649	3,613	7,219	7,173
Provision for loan losses	-	50	200	50
Net Interest Income after Provision for Loan Losses	3,649	3,563	7,019	7,123

Non-interest income:
Service charges on deposit accounts	464	453	894	865
Trust fees	184	178	359	348
Net gains on loan sales	116	167	221	305
Earnings on life insurance assets	69	60	137	114
Income and fees from automated teller machines	84	54	159	116
Other	78	65	179	116
	995	977	1,949	1,864
Non-interest expense:
Salaries and employee benefits	1,864	1,678	3,740	3,316
Occupancy, net	240	189	448	394
Equipment	193	205	374	374
Printing, postage and supplies	94	107	181	197
Advertising and marketing	79	75	121	131
Professional and outside services	170	315	305	661
Amortization of other intangibles	-	6	-	12
Other	530	566	997	1,241
	3,170	3,141	6,166	6,326
Income before income taxes	1,474	1,399	2,802	2,661
Federal income taxes	405	382	755	718
Net Income	1,069	1,017	2,047	1,943
Other comprehensive income:
Unrealized appreciation (depreciation)
on available for sale securities	(160)	(115)	(74)	(144)
Tax effect	54	39	25	49
Other comprehensive income (loss)	(106)	(76)	(49)	(95)

Comprehensive Income	$963	$941	$1,998	$1,848
Basic Earnings Per Common Share	$0.61	$0.58	$1.16	$1.10
Diluted Earnings Per Common Share	$0.60	$0.57	$1.15	$1.10

See accompanying notes to consolidated financial statements.

SOUTHERN MICHIGAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Unaudited)
(In thousands, except number of shares and per share data)
For six months ended June 30, 2007 and 2006
	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net	Unearned ESOP Shares	Unearned Compensation	Total

Balance at January 1, 2006	$4,025	$3,974	$18,419	$(124)	$(184)	$-	$26,110

Net income			1,943				1,943
Cash dividends declared - $.38 per share			(674)				(674)
Issuance of shares for 5% stock dividend,
net of fractional shares (84,355 shares)	211	1,813	(2,026)				(2)
Common stock repurchased and retired
(3,980 shares)	(10)	(84)					(94)
Change in common stock subject
to repurchase	(18)	(54)					(72)
Net change in unrealized gain (loss) on
available for sale securities, net of tax				(95)			(95)
Balance at June 30, 2006	$4,208	$5,649	$17,662	$(219)	$(184)	$-	$27,116

Balance at January 1, 2007	$4,200	$5,446	$19,021	$(42)	$(143)	$-	$28,482
Net income			2,047				2,047
Cash dividends declared - $.40 per share			(709)				(709)
Change in common stock subject
to repurchase	(1)	86					85
Issuance of restricted stock	7	60				(67)	-
Stock based compensation expense		31				5	36
Net change in unrealized gain (loss) on
available for sale securities, net of tax				(49)			(49)
Balance at June 30, 2007	$4,206	$5,623	$20,359	$(91)	$(143)	$(62)	$29,892

See accompanying notes to consolidated financial statements.

SOUTHERN MICHIGAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
(Dollars in thousands)

	Six Months Ended June 30,
	2007	2006
Operating Activities
Net income	$2,047	$1,943
Adjustments to reconcile net income to net cash
from operating activities:
Provision for loan losses	200	50
Depreciation	351	338
Net accretion of investment securities	(48)	(43)
Loans originated for sale	(8,941)	(12,861)
Proceeds on loans sold	8,587	13,003
Net gains on loan sales	(221)	(305)
Stock based compensation expense	36	-
Amortization of other intangible assets	-	12

Net change in
Accrued interest receivable	279	240
Cash surrender value	(130)	(114)
Other assets	709	504
Accrued expenses and other liabilities	70	3,053
Net cash from operating activities	2,939	5,820

Investing Activities
Activity in available for sale securities:
Proceeds from maturities and calls	7,233	7,439
Purchases	(22,485)	(11,198)
Net change in federal funds sold	10,429	1,219
Loan originations and payments, net	3,135	(4,533)
Proceeds from life insurance	60	-
Additions to premises and equipment	(1,136)	(513)
Net cash from investing activities	(2,764)	(7,586)

Financing Activities
Net change in deposits	(342)	1,840
Proceeds from other borrowings	291	351
Repayments of other borrowings	(1,167)	(1,102)
Net change in federal funds purchased	1,200	-
Cash dividends paid	(709)	(674)
Repurchase of common stock	-	(94)
Cash paid in lieu of fractional shares for 5% stock dividend	-	(2)
Net cash from financing activities	(727)	319
Net change in cash and cash equivalents	(552)	(1,447)
Beginning cash and cash equivalents	9,369	10,498
Ending cash and cash equivalents	$8,817	$9,051

Cash paid for interest	$4,087	$3,142
Cash paid for income taxes	680	760
Transfers from loans to foreclosed assets	692	49

See accompanying notes to consolidated financial statements.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS
For the Six Months Ended June 30, 2007 and 2006

NOTE A - FINANCIAL STATEMENTS

The accompanying year-end balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. For further information, refer to the consolidated financial statements and footnotes of Southern included in this document for the year ended December 31, 2006.

Reclassifications: Some items in the prior year consolidated financial statements have been reclassified to conform to the current year presentation.

NOTE B - NEW ACCOUNTING PRONOUNCEMENTS

In March 2006, the FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets" (FIN 156). Southern adopted FAS 156 effective January 1, 2007, and the adoption had no significant impact on the consolidated financial statements.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), which was issued to require that all tax positions be evaluated using consistent criteria and measurement and further supplemented by enhanced disclosure. FIN 48, an interpretation of FASB Statement No. 109, "Accounting for Income Taxes," prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. This interpretation provides clear criteria for subsequently recognizing, de-recognizing, and measuring such tax positions for financial statement purposes as well as provides guidance on accrual of interest and penalties, accounting for interim periods, disclosure, and transition. Southern adopted FIN 48 as of January 1, 2007, and the adoption had no significant impact on the consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158 (FAS 158) "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," that requires companies to recognize the funded status of its defined benefit pension and postretirement plans as an asset or liability on the balance sheet rather than being disclosed in the notes to the financial statements. The over-funded or under-funded status (asset or liability) would be measured as the difference between the fair value of plan assets and the projected benefit obligation for pensions and the accumulated post-retirement benefit obligation for other post-retirement benefits. The requirement to recognize the funded status in the balance sheet was effective for fiscal years ending after December 15, 2006 for public entities and years ending after June 15, 2007 for non-public entities. The Company will adopt the balance sheet recognition requirement in its year ending December 31, 2007 financial statements.

In February 2007, the FASB issued FASB Statement No. 159 (FAS 159), "The Fair Value Option for Financial Assets and Financial Liabilities." The Company will be adopting FAS 159 as of January 1, 2008. Early adoption was allowed, effective January 1, 2007, if the election was made by April 30, 2007. FAS 159 permits, but does not require, entities to measure selected financial assets and liabilities at fair value. Changes in fair value are recorded through the income statement in subsequent periods. The statement provides for a one time opportunity to transfer existing assets and liabilities to fair value at the point of adoption with a cumulative effect adjustment recorded against equity. After adoption, the election to report assets and liabilities at fair value must be made at the point of their inception. Southern has elected not to early adopt FAS 159 and has not yet determined the impact FAS 159 may have on its consolidated financial statements upon adoption.

NOTE C - EARNINGS PER SHARE

Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options. Earnings and dividends per common share are restated for all stock splits and dividends through the date of issue of the financial statements.

A reconciliation of the numerators and denominators of basic and diluted earnings per share for the three and six month periods ended June 30, 2007 and 2006 are as follows (dollars in thousands, except per share data):
	Three Months Ended June 30, 2007	Three Months Ended June 30, 2006	Six Months Ended June 30, 2007	Six Months Ended June 30, 2006
Basic earnings per share Net income	$1,069	$1,017	$2,047	$1,943
Weighted average common shares outstanding*	1,069	1,017	2,047	1,943
Basic earnings per common share	$0.61	$0.58	$1.16	$1.10
Diluted earnings per share Net income	$1,069	$1,017	$2,047	$1,943
Weighted average common shares outstanding*	1,766,409	1,765,554	1,766,018	1,765,980
Add: Dilutive effects of assumed exercise of stock options	2,890	2,976	6,383	5,667
Weighted average common and dilutive potential common shares outstanding	1,769,299	1,768,530	1,772,401	1,771,647
Diluted earnings per common share	$0.60	$0.57	$1.15	$1.10

Stock option awards outstanding that were anti-dilutive and therefore not included in the computation of earnings per share were as follows: 131,145 and 28,560 for the three months ended June 30, 2007 and 2006, respectively, and 56,145 and 28,560 for the six months ended June 30, 2007 and June 30, 2006, respectively.

* Excludes unallocated ESOP shares of 5,579 in 2007 and 7,168 in 2006.

NOTE D - STOCK PLANS

Shareholders of Southern approved a stock option plan in April 2000 and a stock incentive plan in June 2005. The plans were authorized to issue up to 115,500 and 157,500 shares respectively. As of June 30, 2007, there were 45,421 shares available for future issuance under the 2000 plan and 19,887 shares available for future issuance under the 2005 plan.

A summary of stock option activity in the plans is as follows for the six months ending June 30, 2007:
	Shares	Weighted Average Price

Outstanding at December 31, 2006	95,663	$22.17
Granted	103,110	24.09
Exercised	-	-
Forfeited	(630)	22.80
Outstanding at June 30, 2007	198,143	23.16

Options exercisable at June 30, 2007	95,033	22.17

In January 2007, a total of 2,740 shares of restricted stock were issued to employees and directors. The shares vest 20% per year over five years, resulting in an expense of $5,000 for the six-months ending June 30, 2007.

For the six-months ending June 30, 2007, compensation expense of $31,000 was recorded with respect to options granted in January and April 2007. Such expense was computed in accordance with Statement of Financial Accounting Standards No. 123R, "Share-Based Payment."

NOTE E - MERGER WITH FNB CORPORATION

On April 18, 2007, Southern and FNB jointly announced that they had executed a definitive merger agreement. FNB is a bank holding company headquartered in Three Rivers, Michigan, with 8 offices located within St. Joseph and Cass Counties in Michigan. It is expected to be completed during the fourth quarter of 2007.

If the merger is completed, FNB will be merged with and into Southern. The surviving corporation will be Southern. The surviving corporation will own FNB Bank and Southern Michigan Bank and all of the other assets of FNB and Southern. Subject to certain possible adjustments as provided in the plan of merger, FNB shareholders will receive either (1) 1.87 shares of Southern common stock, (2) $45.35 in cash, or (3) a combination of both for each share of FNB common stock. The approximate value of total merger consideration to be paid by Southern is $26,000,000 (consisting of approximately $13,000,000 in cash and 536,073 shares of Southern common stock). Completion of the merger is subject to certain conditions, including, among others, that the shareholders of FNB approve the plan of merger, that necessary regulatory approvals be obtained, that no proceeding seeking to prevent the merger be pending or threatened, and that Southern and FNB obtain various ancillary certificates, opinions and agreements. At any time before the effective time of the merger, the boards of directors of Southern and FNB may, by mutual consent, abandon the merger. In addition, for certain specified reasons the board of directors of either Southern or FNB may abandon the merger.

SOUTHERN MICHIGAN BANCORP, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Southern Michigan Bancorp, Inc.
Coldwater, Michigan

We have audited the accompanying consolidated balance sheets of Southern Michigan Bancorp, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements income and comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of Southern Michigan Bancorp, Inc. for the year ended December 31, 2004 were audited by other auditors whose report thereon dated February 9, 2005, expressed an unqualified opinion on those financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2006 and 2005 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southern Michigan Bancorp, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ CLIFTON GUNDERSON LLP

Toledo, Ohio
July 9, 2007

REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
Southern Michigan Bancorp, Inc.
Coldwater, Michigan

We have audited the accompanying consolidated statements of income, changes in stockholders' equity, and cash flows of Southern Michigan Bancorp, Inc. for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Southern Michigan Bancorp, Inc. for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
/s/ Crowe Chizek and Company LLC

South Bend, Indiana
February 9, 2005

SOUTHERN MICHIGAN BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31,
	2006	2005
ASSETS
Cash	$3,211	$3,080
Due from banks	6,158	7,418
Cash and cash equivalents	9,369	10,498
Federal funds sold	10,429	7,436
Securities available for sale	36,796	37,165
Loans held for sale, net of valuation of -0- in 2006 & 2005	-	435
Loans, net of allowance for loan losses of $ 3,302 - 2006 ($3,167 - 2005)	249,523	239,547
Premises and equipment, net	8,665	7,195
Accrued interest receivable	2,506	2,111
Net cash surrender value of life insurance	7,502	7,540
Goodwill	620	620
Other intangible assets	-	22
Other assets	4,481	5,383
Total Assets	$329,891	$317,952

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits
Non-interest bearing	$42,281	$44,196
Interest bearing	240,228	223,882
Total deposits	282,509	268,078
Accrued expenses and other liabilities	4,440	4,534
Other borrowings	7,157	12,164
Subordinated debentures	5,155	5,155
Total Liabilities	299,261	289,931

Common stock subject to repurchase obligation in Employee Stock Ownership Plan, 89,122 shares outstanding in 2006 (79,575 shares in 2005)	2,148	1,911

Shareholders' equity
Preferred stock, 100,000 shares authorized; none issued or outstanding
Common stock, $2.50 par value:
Authorized - 4,000,000 shares
Issued - 1,769,248 shares in 2006 (1,689,362, shares in 2005)
Outstanding - 1,680,126 shares in 2006 (1,609,787 shares in 2005)	4,200	4,025
Additional paid-in capital	5,446	3,974
Retained earnings	19,021	18,419
Accumulated other comprehensive loss, net	(42)	(124)
Unearned Employee Stock Ownership Plan shares	(143)	(184)
Total Shareholders' Equity	28,482	26,110
Total Liabilities and Shareholders' Equity	$329,891	$317,952

See accompanying notes to consolidated financial statements.

SOUTHERN MICHIGAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In thousands, except per share data)

	Year ended December 31,
	2006	2005	2004
Interest income:
Loans, including fees	$19,475	$17,208	$14,887
Securities:
Taxable	1,018	875	1,127
Tax-exempt	555	519	624
Other	406	206	-
Total interest income	21,454	18,808	16,638
Interest expense:
Deposits	6,083	4,042	2,868
Other	876	1,329	1,506
Total interest expense	6,959	5,371	4,374
Net Interest Income	14,495	13,437	12,264
Provision for loan losses	500	750	-
Net Interest Income after Provision for Loan Losses	13,995	12,687	12,264

Non-interest income:
Service charges on deposit accounts	1,838	1,953	2,021
Trust fees	709	652	619
Net securities gains	1	4	-
Net gains on loan sales	627	796	854
Earnings on life insurance assets	272	293	297
Gain on life insurance proceeds	124	-	-
Other	534	528	476
	4,105	4,226	4,267
Non-interest expense:
Salaries and employee benefits	7,041	6,998	6,653
Occupancy, net	766	759	716
Equipment	756	837	814
Printing, postage and supplies	373	351	366
Advertising and marketing	284	236	250
Professional and outside services	951	588	818
Amortization of other intangibles	22	39	47
Other	2,407	1,993	1,998
	12,600	11,801	11,662
Income before income taxes	5,500	5,112	4,869
Federal income taxes	1,491	1,310	1,265
Net Income	4,009	3,802	3,604
Other comprehensive income:
Unrealized appreciation (depreciation) on available for sale securities	124	(352)	(638)
Reclassification adjustments for gains included in net income	(1)	(4)	-
Net unrealized gains (losses) on securities arising during the year	123	(356)	(638)
Tax effect	(41)	121	216
Other comprehensive income (loss)	82	(235)	(422)

Comprehensive Income	$4,091	$3,567	$3,182
Basic Earnings Per Common Share	$2.27	$2.13	$1.87
Diluted Earnings Per Common Share	$2.26	$2.12	$1.86

See accompanying notes to consolidated financial statements.

SOUTHERN MICHIGAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(In thousands, except number of shares and per share data)
Years ended December 31, 2006, 2005 and 2004

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net	Unearned ESOP Shares	Total

Balance at January 1, 2004	$4,404	$8,259	$13,446	$533	$(284)	$26,358

Net income for 2004			3,604			3,604
Cash dividends declared - $.64 per share			(1,228)			(1,228)
Common stock repurchased and
retired (19,323 shares)	(48)	(411)				(459)
Change in common stock subject
to repurchase	(3)	(580)				(583)
Tax effect of benefit plan		26				26
Reduction of ESOP obligation		(81)			244	163
Stock options exercised (311 shares)	1	5				6
Net change in unrealized gain (loss) on
available for sale securities, net of tax				(422)		(422)
Balance at December 31, 2004	4,354	7,218	15,822	111	(40)	27,465

Net income for 2005			3,802			3,802
Cash dividends declared - $.67 per share			(1,205)			(1,205)
Common stock repurchased and
retired (142,765 shares)	(357)	(3,733)				(4,090)
Change in common stock subject
to repurchase	23	465				488
Purchase of shares by ESOP (7,568
shares)					(204)	(204)
Reduction of ESOP obligation					60	60
Stock options exercised (1,811 shares)	5	24				29
Net change in unrealized gain (loss) on
available for sale securities, net of tax				(235)		(235)
Balance at December 31, 2005	4,025	3,974	18,419	(124)	(184)	26,110

Net income for 2006			4,009			4,009
Cash dividends declared - $.78 per share			(1,381)			(1,381)
Common stock repurchased and
retired (10,050 shares)	(25)	(215)				(240)
Issuance of shares for 5% stock dividend, net of fractional shares
(84,355 shares)	211	1,813	(2,026)			(2)
Change in common stock subject
to repurchase	(25)	(212)				(237)
Reduction of ESOP obligation					41	41
Stock options exercised (5,581 shares)	14	86				100
Net change in unrealized gain (loss) on
available for sale securities, net of tax				82		82
Balance at December 31, 2006	$4,200	$5,446	$19,021	$(42)	$(143)	$28,482

See accompanying notes to consolidated financial statements.

SOUTHERN MICHIGAN BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,
	2006	2005	2004
Operating Activities
Net income	$4,009	$3,802	$3,604
Adjustments to reconcile net income to net cash
from operating activities:
Provision for loan losses	500	750	-
Depreciation	696	643	612
Net amortization (accretion) of investment securities	(69)	140	309
Net securities gains	(1)	(4)	-
Loans originated for sale	(26,343)	(35,572)	(42,932)
Proceeds on loans sold	27,195	35,931	44,013
Net gains on loan sales	(627)	(796)	(854)
Net realized loss on disposal of fixed assets	2	-	8
Gain on life insurance proceeds	(124)	-	-
Amortization of other intangible assets	22	39	47
Net change in obligation under ESOP	41	(144)	163
Net change in
Accrued interest receivable	(395)	(170)	(31)
Cash surrender value	38	(293)	(297)
Other assets	1,693	(232)	938
Accrued expenses and other liabilities	(144)	187	248
Net cash from operating activities	6,493	4,281	5,828

Investing Activities
Activity in available for sale securities:
Proceeds from sales	-	105	-
Proceeds from maturities and calls	20,628	18,289	24,367
Purchases	(20,066)	(10,561)	(16,612)
Net change in federal funds sold	(2,993)	(7,436)	-
Proceeds from life insurance	-	-	109
Loan originations and payments, net	(10,974)	(3,375)	(8,107)
Additions to premises and equipment	(2,168)	(1,247)	(610)
Net cash from investing activities	(15,573)	(4,225)	(853)

Financing Activities
Net change in deposits	14,431	16,210	(2,833)
Net change in federal funds purchased	-	(625)	(6,375)
Proceeds from other borrowings	1,127	400	6,014
Repayments of other borrowings	(6,134)	(10,139)	(11,732)
Proceeds from subordinated debentures	-	-	5,155
Cash dividends paid	(1,331)	(901)	(1,524)
Cash paid in lieu of fractional shares for 5% stock dividend	(2)	-	-
Stock options exercised	100	29	6
Repurchase of common stock	(240)	(4,090)	(459)
Net cash from financing activities	7,951	884	(11,748)
Net change in cash and cash equivalents	(1,129)	940	(6,773)
Beginning cash and cash equivalents	10,498	9,558	16,331
Ending cash and cash equivalents	$9,369	$10,498	$9,558

Cash paid for interest	$6,906	$5,313	$4,373
Cash paid for income taxes	1,465	1,445	1,140
Transfers from loans to foreclosed assets	498	1,003	191

See accompanying notes to consolidated financial statements.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A - Nature of Operations and Significant Accounting Policies

Nature of Operations and Industry Segments: Southern Michigan Bancorp, Inc. (the Company) is a bank holding company. The Company's business is concentrated in the banking industry segment. The business of commercial and retail banking accounts for more than 90% of its revenues, operating income and assets. While the Company's chief decision makers monitor the revenue stream of various company products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated into one operating segment. Southern Michigan Bank & Trust (the Bank), a wholly-owned subsidiary of the Company, offers individuals, businesses, institutions and government agencies a full range of commercial banking services primarily in the southern Michigan communities in which the Bank is located and in areas immediately surrounding these communities. The Bank grants commercial and consumer loans to customers. The majority of loans are secured by business assets, commercial real estate, and consumer assets. There are no foreign loans. SMB Mortgage Company was established in August 2000 as a wholly-owned subsidiary of the Bank. All residential real estate loans are transacted through this subsidiary. The majority of loans are secured by residential real estate.

Principles of Consolidation: The consolidated financial statements include the accounts of Southern Michigan Bancorp, Inc. and its wholly-owned subsidiary, Southern Michigan Bank & Trust and its wholly-owned subsidiary, SMB Mortgage Company, after elimination of significant inter-company balances and transactions.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates that are more susceptible to change in the near term include the allowance for loan losses, loss contingencies, deferred tax assets, fair values of securities and other financial instruments and pension and post retirement benefit obligations.

Securities: Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold securities until maturity, they are classified as held to maturity and carried at amortized historical cost. Securities to be held for indefinite periods of time and not intended to be held to maturity are classified as available for sale and carried at fair value, with unrealized gains and losses reported in other comprehensive income or loss and shareholders' equity, net of tax. Securities classified as available for sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, prepayment risk, and other factors.

Premiums and discounts on securities are recognized in interest income using the level yield method over the estimated life of the security. Gains and losses on the sale of available for sale securities are determined using the specific identification method. Securities are written down to fair value and reflected as a loss when a decline in fair value is not temporary. In estimating other than temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Company's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans Held for Sale: Loans held for sale are reported at the lower of cost or market value in the aggregate. Net unrealized losses are recorded in a valuation allowance by charges to income.

Loans: Loans are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note A - Nature of Operations and Significant Accounting Policies (continued)

Interest income is not reported when full loan repayment is in doubt, typically when payments are past due over 90 days, unless the loan is both well secured and in the process of collection. Past due status is based on the contractual terms of the loan. All interest accrued but not received for these loans is reversed against interest income. Payments received on such loans are reported as principal reductions until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Estimating the risk of loss and the amount of loss on any loan is necessarily subjective. Accordingly, management estimates the allowance balance based on past loan loss experience, nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, information in regulatory examination reports, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

Loan impairment is reported when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage and consumer loans and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing interest rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that all principal and interest amounts will not be collected according to the original terms of the loan.

Consumer loans are typically charged-off no later than 120 days past due. Real estate mortgage loans in the process of collection are charged-off on or before they become 365 days past due. Commercial loans are charged-off promptly upon the determination that all or a portion of any loan balance in uncollectible. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Premises and Equipment: Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally using accelerated methods over their estimated useful lives. The estimated useful lives are 10 to 40 years for buildings and improvements and 3 to 10 for furniture and equipment. These assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. Maintenance, repairs and minor alterations are charged to current operations as expenditures occur. Major improvements are capitalized. Land is carried at cost.

Mortgage Servicing Rights: Mortgage servicing rights, included in other assets, represent the allocated value of mortgage servicing rights retained on loans sold. Mortgage servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues.

Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note A - Nature of Operations and Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets: Goodwill results from prior business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

Other intangible assets consist of core deposit intangible assets arising from branch acquisitions. They are initially measured at fair value and then are amortized on an accelerated method over their estimated useful lives, which is 10 years.

Other Real Estate: Other real estate was $693,000 and $706,000 at December 31, 2006 and 2005 and is included in other assets. Other real estate is comprised of properties acquired through a foreclosure proceeding or acceptance of a deed in lieu of foreclosure. These properties are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and real estate is carried at the lower of carrying amount or fair value less estimated cost of disposal. Expenses, gains and losses on disposition, and changes in any valuation allowance are reported in other expense.

Stock Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123R, Share-based Payment, using the modified prospective transition method. For 2006 no stock based employee cost was recorded as no options were granted in 2006 and all prior options were fully vested prior to January 1, 2006.

Prior to January 1, 2006 employee compensation expense under stock option plans was reported using the intrinsic value method. No stock-based compensation cost is reflected in net income for the years ending December 31, 2005 and 2004 as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock Based Compensation.
	2005	2004
	(In thousands, except per share data)
Net income as reported	$3,802	$3,604
Deduct: stock based compensation expense
determined under fair value based method	(144)	(32)
Pro forma net income	$3,658	$3,572

Basic earnings per share as reported	$2.13	$1.87
Pro forma basic earnings per share	2.05	1.85

Diluted earnings per share as reported	2.12	1.86
Pro forma diluted earnings per share	2.04	1.84

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note A - Nature of Operations and Significant Accounting Policies (continued)

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date:
	2005	2004

Risk-free interest rate	3.00%	3.00%
Expected option life	8 years	8 years
Expected stock price volatility	13.49%	15.99%
Dividend yield	2.72%	3.62%

Weighted-average fair value of options granted during year	$3.13	$2.51

The expected volatility and life assumptions are based on historical experience. The interest rates are based on the U.S. Treasury yield curve and the dividend yield assumption is based on the Company's history and expected dividend payouts.

Advertising Costs: Advertising costs are expensed as incurred.

Company Owned Life Insurance: The Company has purchased life insurance policies on certain key executives. Company owned life insurance is recorded at its net cash surrender value, or the amount that can be realized.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Stock Dividends: The Company issued 84,355 common shares in connection with a 5% stock dividend effected in February 2006. All prior year information relating to earnings and dividends per share has been restated to reflect these dividends.

Earnings and Dividends Per Common Share: Basic earnings per common share is based on net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per common share reflects the dilutive effect of any additional potential common shares. Earnings and dividends per share are restated for all stock splits and stock dividends through the date of issue of the financial statements.

Cash Flow Information: For purposes of the consolidated statements of cash flows, the Company considers cash and due from banks as cash and cash equivalents. The Company reports net cash flows for customer loan and deposit transactions and short term borrowings with a maturity of 90 days or less.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income or loss. Other comprehensive income or loss includes the net change in unrealized gains and losses on securities available for sale, net of tax, which is also recognized as a separate component of shareholders' equity.

Employee Stock Ownership Plan (ESOP): The cost of shares issued to the ESOP but not yet allocated to participants is shown as a reduction to shareholders equity. Compensation expense is based on the market price of shares as they are committed to be released to participants' accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note A - Nature of Operations and Significant Accounting Policies (continued)

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect such estimates. The fair value estimates of existing on- and off-balance-sheet financial instruments does not include the value of anticipated future business or values of assets and liabilities not considered financial instruments.

Concentrations of Credit Risk: The Company grants commercial, real estate and installment loans to customers mainly in Southern Michigan. Commercial loans include loans collateralized by commercial real estate, business assets and agricultural loans collateralized by crops and farm equipment. Commercial, financial and agricultural loans make up approximately 68% of the loan portfolio and the loans are expected to be repaid from cash flow from operations of businesses. Residential mortgage loans make up approximately 26% of the loan portfolio and are collateralized by mortgages on residential real estate. Consumer loans make up approximately 6% of the loan portfolio and are primarily collateralized by consumer assets.

Financial Instruments with Off-Balance-Sheet Risk: Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and standby letters of credit issued to meet customer needs. The face amount for these items represents the exposure to loss before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Adoption of New Accounting Standards: Effective January 1, 2006, the Company adopted FSAS No. 123R, "Share Based Payments". SFAS 123R requires companies to record compensation cost for stock options provided to employees in return for employment service. The cost is measured at the fair value of the options when granted, and this cost is expensed over the employment service period, which is normally the vesting period of the options. This applies to awards granted or modified in fiscal years beginning in 2006. See "Stock Compensation" above for further discussion of the effect of adopting this standard.

Effect of Newly Issued But Not Yet Effective Accounting Standards: In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 155, "Accounting for Certain Hybrid Financial Instruments- an amendment to FASB Statements No. 133 and 140". This Statement permits fair value re-measurement for any hybrid financial instruments, clarifies which instruments are subject to the requirements of Statement No. 133, and establishes a requirement to evaluate interests in securitized financial assets and other items. The new standards is effective for financial assets acquired or issued after the beginning of the entity's first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this statement to have a material impact on its consolidated financial position or results of operations.

In March 2006, the FASB issued Statement No. 156, "Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140". This Statement provides the following: 1) revised guidance on when a servicing asset and servicing liability should be recognized; 2) requires all separately recognized servicing assets and servicing liabilities to be initially measured at faire value, if practicable; 3) permits an entity to elect to measure servicing assets and servicing liabilities at fair value each reporting date and report changes in fair value in earnings in the period in which the changes occur; 4) upon initial adoption, permits a onetime reclassification of available-for-sale securities to trading securities for securities which are identified as offsetting the entity's exposure to changes in the fair value of servicing assets or liabilities that a servicer elects to subsequently measure at fair value; and 5) requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional footnote disclosures. This standard is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. Management does not expect the adoption of this statement will have a material impact on its consolidated financial position or results of operations.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note A - Nature of Operations and Significant Accounting Policies (continued)

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which was issued to require that all tax positions be evaluated using consistent criteria and measurement and further supplemented by enhanced disclosure. FIN 48, an interpretation of FASB Statement No. 109, "Accounting for Income Taxes," prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. This interpretation provides clear criteria for subsequently recognizing, derecognizing, and measuring such tax positions for financial statement purposes as well as provides guidance on accrual of interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of this issue will have a material impact on the financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. The Company has not completed its evaluation of the impact of the adoption of this standard.

In September 2006, the FASB issued SFAS No. 158 (FAS 158) "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," that requires companies to recognize the funded status of its defined benefit pension and postretirement plans as an asset or liability on the balance sheet rather than being disclosed in the notes to the financial statements. The over-funded or under-funded status (asset or liability) would be measured as the difference between the fair value of the plan assets and the projected benefit obligation for pensions and the accumulated post-retirement benefit obligation for other post-retirement benefits. The requirement to recognize the funded status in the balance sheet was effective for fiscal years ending after December 15, 2006 for public entities and years ending after June 15, 2007 for non-public entities. The Company will adopt the balance sheet recognition requirement for its year ending December 31, 2007. The adoption of FAS 158 in the 2006 financial statements would have reduced accumulated other comprehensive income by $22,000.

In September 2006, the FASB Emerging Issues Task Force finalized Issue No. 06-05, "Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 (Accounting for Purchases of Life Insurance". This issue requires that a policyholder consider contractual terms of a life insurance policy in determining the amount that could be realized under the insurance contract. It also requires that if the contract provides for a greater surrender value if all individual policies in a group are surrendered at the same time, that the surrender value be determined based on the assumption that policies will be surrendered on an individual basis. Lastly, the issue discusses whether the cash surrender value should be discounted when the policy holder is contractually limited in its ability to surrender a policy. This issue is effective for fiscal years beginning after December 15, 2006. The Company does not believe the adoption of this issue will have a material impact on the financial statements.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note A - Nature of Operations and Significant Accounting Policies (continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the consolidated financial statements as of December 31, 2006.

Reclassifications: Some items in the prior year consolidated financial statements have been reclassified to conform with the current year presentation.

Note B - Basic and Diluted Earnings Per Common Share

A reconciliation of the numerators and denominators of basic and diluted earnings per common share for the years ended December 31, 2006, 2005 and 2004 is presented below:
	2006	2005	2004
Basic Earnings Per Common Share

Net income (in thousands)	$4,009	$3,802	$3,604

Weighted average common shares outstanding	1,771,211	1,787,346	1,927,592

Less: Unallocated ESOP shares	(6,679)	(2,810)	(4,868)

Weighted average common shares outstanding for basic
earnings per common share	1,764,532	1,784,536	1,922,724

Basic earnings per common share	$2.27	$2.13	$1.87

Diluted Earnings Per Common Share

Net income (in thousands)	$4,009	$3,802	$3,604

Weighted average common shares outstanding for basic
earnings per common share	1,764,532	1,784,536	1,922,724

Add: Dilutive effects of assumed exercises of stock options	6,303	7,185	6,763

Average shares and dilutive potential
of common shares outstanding	1,770,835	1,791,721	1,929,487

Diluted earnings per common share	$2.26	$2.12	$1.86

Stock options for 28,560 and 28,770 shares of common stock were not considered in computing diluted earnings per share for 2006 and 2005, respectively, because they were anti-dilutive.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note C - Securities

Year end investment securities were as follows (in thousands):
Available for sale, 2006	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

U.S. Treasury and Government agencies	$13,997	$10	$(70)
States and political subdivisions	17,741	52	(57)
Corporate securities	3,000	-	-
Mortgage-backed securities	864	1	-
Total debt securities	35,602	63	(127)
Equity securities	1,194	-	-
Total	$36,796	$63	$(127)

Available for sale, 2005	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses

U.S. Treasury and Government agencies	$13,989	$6	$(166)
States and political subdivisions	20,525	63	(91)
Mortgage-backed securities	1,161	1	-
Total debt securities	35,675	70	(257)
Equity securities	1,490	-	-
Total	$37,165	$70	$(257)

Included above for 2006 and 2005 are $4,200,000 and $2,000,000 floating rate securities that are putable on a weekly basis.

Securities with unrealized losses at year end 2006 and 2005 not recognized in income are as follows (in thousands):
2006	Continued Unrealized Loss for Less than 12 Months		Continued Unrealized Loss for 12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury and Government
agencies	$6,160	$(9)	$5,417	$(61)	$11,577	$(70)
States and political subdivisions	1,696	(9)	6,452	(48)	8,148	(57)
Total temporarily impaired	$7,856	$(18)	$11,869	$(109)	$19,725	$(127)

2005	Continued Unrealized Loss for Less than 12 Months		Continued Unrealized Loss for 12 Months or More		Total
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
U.S. Treasury and Government
agencies	$5,971	$(82)	$5,428	$(84)	$11,399	$(166)
States and political subdivisions	8,007	(63)	3,025	(28)	11,032	(91)
Total temporarily impaired	$13,978	$(145)	$8,453	$(112)	$22,431	$(257)

Unrealized losses have not been recognized into income as the issuers are of high credit quality, management has the intent and ability to hold for a time necessary to recover the unrealized loss, and the decline in fair value is largely due to increased market interest rates. The fair value is expected to recover as the bonds approach their maturity date.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note C - Securities (continued)

Sales of available for sale securities were (in thousands):
	2006	2005	2004

Proceeds	$-	$105	$-
Gross gains	-	4	-
Gross losses	-	-	-

Gains on calls of securities were $1,000 for 2006. There were no such gains or losses for 2005 or 2004. Contractual maturities of debt securities at year-end 2006 were as follows (in thousands). Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.
Fair Value
Due in one year or less	$9,445
Due from one to five years	15,934
Due from five to ten years	4,246
Due after ten years	5,113
Mortgage-backed securities	864
$35,602

Securities with a carrying value of $7,234,000 and $8,416,000 were pledged as collateral for public deposits and for other purposes at year end 2006 and 2005.

Except as indicated, total securities of any state (including all its political subdivisions) were less than 10% of shareholders' equity. At year-end 2006 and 2005, the market value of securities issued by the state of Michigan and all its political subdivisions totaled $11,383,000 and $11,366,000, respectively.

Note D - Loans

Loans at year-end were as follows (in thousands):
	2006	2005

Commercial	$63,709	$61,019
Real estate - commercial	97,144	81,876
Real estate - construction	10,025	9,504
Consumer	15,745	18,316
Real estate mortgage	66,202	71,999
	252,825	242,714
Less allowance for loan losses	(3,302)	(3,167)
Loans, net	$249,523	$239,547

At December 31, 2006 and 2005, certain directors and executive officers of the Company and the Bank, including their associates and companies in which they are principal owners, were indebted to the Bank.

The following is a summary of loans (in thousands) exceeding $60,000 in the aggregate to these individuals and their associates. Other changes include adjustments for loans applicable to one reporting period that are excludable from the other reporting period.
	2006	2005

Balance at January 1	$7,555	$6,003
New loans, including renewals	10,454	12,295
Repayments	(7,928)	(10,768)
Other changes, net	1,841	25
Balance at December 31	$11,922	$7,555

The unpaid principal balance of mortgage loans serviced for others, which are not included on the consolidated balance sheet, was $56,399,000 and $41,566,000 at December 31, 2006 and 2005, respectively.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note D - Loans (continued)

Activity for capitalized mortgage servicing rights was as follows (in thousands):
	2006	2005	2004

Balance at January 1	$274	$102	$57
Additions	210	235	97
Amortized to expense	(85)	(63)	(52)
Balance at December 31	$399	$274	$102

No valuation allowance for capitalized mortgage servicing rights was necessary at December 31, 2006, 2005 or 2004 since the fair value of such rights approximated or exceeded the carrying value.

Note E - Allowances For Loan Losses

Changes in the allowance for loan losses for the years ended December 31 were as follows (in thousands):
	2006	2005	2004

Balance at January 1	$3,167	$3,459	$3,252
Provision for loan losses	500	750	-
Loans charged off	(485)	(1,171)	(262)
Recoveries	120	129	469
Net charge-offs (recoveries)	365	1,042	(207)

Balance at December 31	$3,302	$3,167	$3,459

Information regarding impaired loans at December 31 follows (in thousands):
	2006	2005

Year end loans with allowance for loan losses allocated	$5,758	$5,897
Year end loans with no allowance for loan losses allocated	1,523	524

Total impaired loans	$7,281	$6,421

Amount of allowance allocated to these loans	$906	$1,302

	2006	2005	2004

Average balance of impaired loans during the year	$7,826	$8,042	$2,392

Cash basis interest income recognized during the year	$425	$309	$38

Interest income recognized during the year	$418	$317	$38

Nonperforming loans at December 31 were as follows (in thousands):
	2006	2005

Loans past due over 90 days still on accrual	$6	$996
Nonaccrual loans	3,518	2,590

Nonperforming loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note F - Premises and Equipment, Net

Premises and equipment, net at December 31 consist of (in thousands):
	2006	2005

Land	$1,322	$1,322
Buildings and improvements	10,903	9,151
Furniture and equipment	5,677	5,345
	17,902	15,818
Less accumulated depreciation	(9,237)	(8,623)
Totals	$8,665	$7,195

Depreciation and amortization expense charged to operations was approximately $696,000, $643,000 and $612,000 in 2006, 2005 and 2004, respectively.

Equipment rental expense was $54,000, $158,000 and $171,000 for 2006, 2005 and 2004, respectively. Lease commitments under noncancelable operating equipment leases at December 31, 2006 were as follows (in thousands):
2007	$49
2008	30
2009	20
2010	10

Total	$109

Note G - Goodwill and Intangible Assets

Goodwill
There was no change in the $620,000 carrying amount of goodwill for 2006 and 2005.

Acquired Intangible Assets
Acquired intangible assets were as follows as of year end (in thousands):
	December 31, 2006			December 31, 2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:
Core deposit intangibles	$559	$559	$-	$559	$537	$22

Aggregate amortization expense was $22,000, $39,000 and $47,000 for 2006, 2005 and 2004, respectively.

The acquired intangible assets are fully amortized at December 31, 2006. No further amortization expense will be recorded.

Note H - Deposits

The carrying amount of domestic deposits at year-end follows (in thousands):
	2006	2005

Non-interest bearing checking	$42,281	$44,196
Interest bearing checking	50,177	48,694
Savings	28,693	31,942
Money market accounts	60,835	51,373
Time deposits	100,523	91,873
Totals	$282,509	$268,078

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note H - Deposits (continued)

The carrying amount of time deposits over $100,000 was $42,153,000 and $37,485,000 at December 31, 2006 and 2005, respectively. Interest expense on time deposits over $100,000 was $1,691,000, $1,125,000 and $831,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

At year-end 2006, scheduled maturities of time deposits were as follows for the years ending December 31 (in thousands):
2007	$63,591
2008	11,923
2009	12,714
2010	5,506
2011	984
Thereafter	5,805
Totals	$100,523

Related party deposits were $17,197,000 and $10,279,000 at December 31, 2006 and 2005, respectively.

Note I - Other Borrowings

Other borrowings include advances obtained by the Bank from the Federal Home Loan Bank (FHLB) of Indianapolis. At December 31, 2006, the Bank has $5,000,000 in fixed rate advances with a weighted average interest rate of 3.81%. Principal is due at maturity. The remaining $651,000 FHLB advance at December 31, 2006 is at a fixed rate of 4.57% with principal payments beginning in December of 2003 and continuing through December of 2013.

All of the advances are secured by a blanket collateral agreement with the FHLB which gives the FHLB an unperfected security interest in the Bank's one-to-four family mortgage and SBA loans. Eligible FHLB mortgage and SBA loan collateral at December 31, 2006 and 2005 was approximately $40,049,000 and $43,855,000, respectively.

At December 31, 2005, The Bank had $11,000,000 in fixed rate advances from the FHLB with a weighted average interest rate of 3.23%. In addition, the Bank had $745,000 in fixed rate FHLB advances at a fixed rate of 4.57% with principal payments beginning in December of 2003 and continuing through December of 2013.

At year-end 2006, scheduled principal reductions on these FHLB advances were as follows for the years ending December 31 (in thousands):
2007	$3,098
2008	102
2009	2,107
2010	112
2011	117
Thereafter	115
Total FHLB advances	$5,651

Other borrowings also include a loan to the Company with a balance at December 31, 2006 and 2005 of $176,000 and $216,000, respectively. The loan matures on September 15, 2010 and is unsecured.

On February 22, 2003, the Company renewed a $2,000,000 revolving line of credit with LaSalle Bank, which matures on February 22, 2007 and is secured by the Bank's stock. At year end 2006 and 2005 the balance was $0. The line allows the Company to choose its interest rate for each draw, based on the LaSalle Bank National Association prime rate or adjusted LIBOR. (See also Note N).

Also included in other borrowings at December 31, 2006 was $1,146,000 of amounts due for overdrawn correspondent bank balances. This amount was repaid on January 2, 2007.

The Company had $184,000 and $203,000 in repurchase agreements at December 31, 2006 and 2005.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note J - Subordinated Debentures And Trust Preferred Securities

In March 2004, Southern Michigan Bancorp Capital Trust I, a trust formed by the Company, closed a pooled private offering of 5,000 trust preferred securities with a liquidation amount of $1,000 per security. The Company issued $5,155,000 of subordinated debentures to the trust in exchange for ownership of all of the common security of the trust and the proceeds of the preferred securities sold by the trust. The Company may redeem the subordinated debentures, in whole or in part, in a principal amount with integral multiples of $1,000, on or after April 7, 2009 at 100% of the principal amount, plus accrued and unpaid interest. The subordinated debentures mature on April 6, 2034. The subordinated debentures are also redeemable in whole or in part from time to time, upon the occurrence of specific events defined within the trust indenture. The Company has the option to defer interest payments on the subordinated debentures from time to time for a period not to exceed five consecutive years.

The $5,000,000 in trust preferred securities may be included in Tier I capital (with certain limitations applicable) under current regulatory guidelines and interpretations. The trust preferred securities and subordinated debentures have a variable rate of interest equal to the sum of the three month London Interbank Offered Rate (LIBOR) and 2.75%. The rate at December 31, 2006 was 8.12%. The Company's investment in the common stock of the trust was $155,000 and is included in other assets.

Note K - Income Taxes

Income tax expense consists of (in thousands):
	2006	2005	2004

Current	$1,453	$1,320	$1,331
Deferred	38	(10)	(66)
Totals	$1,491	$1,310	$1,265

Income tax expense calculated at the statutory federal income tax rate of 34% differs from actual income tax expense as follows (in thousands):
	2006	2005	2004

Income tax at statutory rates	$1,870	$1,738	$1,655
Tax-exempt interest income, net	(180)	(170)	(207)
Increase in net cash surrender value of life insurance policies	(135)	(100)	(101)
Low income housing partnership tax credit	(127)	(127)	(120)
Other items, net	63	(31)	38
Totals	$1,491	$1,310	$1,265

Year-end deferred tax assets and liabilities consist of (in thousands):
	2006	2005
Deferred tax assets:
Allowance for loan losses	$800	$759
Deferred compensation and supplemental retirement liability	701	692
Intangible asset amortization	62	67
Pension liability	115	155
Write off of investment	68	68
Write down of other real estate	31	22
Deferred loan fees	-	7
Nonaccrual loan interest	170	123
Net unrealized depreciation on available for sale securities	21	64
Other	54	60
Subtotals	2,022	2,017
Valuation allowance against capital loss	(54)	(54)
Totals	$1,968	$1,963

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note K - Income Taxes (continued)
	2006	2005
Deferred tax liabilities:
Mortgage servicing rights	$(136)	$(93)
Goodwill	(106)	(85)
Other	(81)	(59)
Totals	(323)	(237)
Net deferred tax asset, included in other assets	$1,645	$1,726

An allowance against the net deferred tax asset was considered necessary at December 31, 2006 and 2005 as the likelihood of receiving a tax benefit on a portion of the capital loss on the write off of an investment is considered doubtful.

Note L - Benefit Plans

Defined Benefit Pension Plan: Effective December 31, 2006 the Southern Michigan Bank & Trust Pension Plan was frozen on a partial basis. Current plan-eligible employees who meet specific age and years of service requirements have been grand-fathered in and will continue to accrue benefits under the plan. All other employees will continue to vest in their December 31, 2006 benefit balances, however, no further benefits will accrue. This curtailment resulted in a $687,000 reduction in the projected benefit obligation during 2006. The curtailment gain was entirely used to offset the unrecognized net actuarial loss; and therefore, there was no impact of this gain on net income. The Company uses a December 31 measurement date for the plan.

Information about the pension plan was as follows (in thousands):
	2006	2005
Change in benefit obligation:
Beginning benefit obligation	$(2,354)	$(2,792)
Service cost	(275)	(211)
Interest cost	(155)	(176)
Settlement loss	-	(63)
Curtailment gain	687	-
Actuarial loss from change in actuarial assumptions	(233)	80
Benefits paid	194	808
Ending benefit obligation	$(2,136)	$(2,354)

Change in plan assets, at fair value:
Beginning plan assets	$1,325	$1,854
Actual return	147	34
Employer contribution	485	245
Benefits paid	(194)	(808)
Ending plan assets	$1,763	$1,325

Net amount recognized:
Funded status	$(373)	$(1,029)
Unrecognized net actuarial loss	34	572
Accrued pension cost	$(339)	$(457)

The accumulated benefit obligation for the defined benefit pension plan was $1,935,000 and $1,595,000 at December 31, 2006 and 2005, respectively.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note L - Benefit Plans (continued)

The components of pension expense and related actuarial assumptions were as follows (in thousands except ratio information):
	2006	2005	2004
Components of net periodic benefit cost:
Service cost	$275	$211	$217
Interest cost	155	176	160
Expected return on plan assets	(98)	(134)	(119)
Recognized net actuarial loss	35	22	30
Settlement charge	-	194	-
Net periodic benefit cost	$367	$469	$288

Weighted average assumptions for determining projected benefit obligation and net periodic benefit cost:
	2006	2005	2004
Discount rate on benefit obligation	6.0%	6.5%	6.5%
Long-term expected rate of return on plan assets	7.0%	7.0%	7.0%
Rate of compensation increase	4.0%	4.0%	4.0%

	Target Allocation 2007	Percentage of Plan Assets at Year-end		Weighted Average Expected Long-Term Rate of Return - 2006
Asset Category		2006	2005

Equity securities	40%	56%	58%	8.4%
Debt securities	55%	31%	40%	6.2%
Cash	5%	13%	2%	3.8%
	100%	100%	100%	7.0%

The expected return on plan assets has been based upon actual historical long-term returns of the overall stock and bond markets and actual portfolio returns.

The pension plan assets are managed by the Trust Department. A written investment policy which meets the standards of the prudent investor rule is followed. In addition, the Northern Trust Company of Chicago, and Wabash Capital Management of Terre Haute, Indiana have provided investment advisory services, guidance and expertise.

The investment policy is established to provide direction for the purchase of equity and debt securities of good quality, determined by careful analysis and investigation. Factors to be considered include relative price, yield, earnings, dividends, assets, ratings and ability to repay debts.

The equity philosophy has been driven by the long term objective of growth. Diversification is achieved by diversifying by industry in order to reduce the portfolio's sensitivity to any one sector of the economy.

Debt securities (bonds), as a general rule, must have an "A" rating or better to meet the criteria as an investment of the plan. Bond maturities are laddered over several years in order to provide predictable income flow and reduce interest rate risk.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note L - Benefit Plans (continued)

Only trust quality investments will be allowed in the plan. Those include blue chip stocks, bonds with an A rating or better, mutual funds that meet established investment criteria and money market funds. Investments not allowed in the plan include derivatives, puts, calls, options and futures. No single issue may have a concentration greater than 10% of the total fair value.

Investments or debt obligations of Southern Michigan Bancorp, Inc. are not allowed as holdings within the plan.

The investment objective has been a balanced approach with a target of 60% stocks, 35% bonds and 5% cash. The allocation percentages may be reduced or increased depending upon market conditions and interest rates. Due to the partial freeze, the investment allocations have been reevaluated with shorter term objectives.

The investments in the plan are managed for the benefit of the participants. They are structured to meet the cash flow necessary to pay retiring employees. ERISA guidelines for diversification of the investments are followed.

During 2005, the Company distributed a lump sum distribution to a highly compensated employee which triggered a plan settlement in the amount of $194,000 in addition to the Company's expense of $275,000, bringing the total expense to $469,000 for the year.

The Company expects to contribute $159,000 to its pension plan in 2007.

At year-end 2006, estimated future benefit payments from the plan were as follows for the years ending December 31 (in thousands):
2007	$21,124
2008	23,804
2009	26,279
2010	33,099
2011	39,340
Thereafter	406,541

Employee Stock Ownership Plan: The Company has an employee stock ownership plan (ESOP) for substantially all full-time employees. The Board of Directors determines the Company's contribution level annually. Assets of the plan are held in trust by the Bank and administrative costs of the plan are borne by the plan participants. Expense charged to operations for contributions to the plan totaled $122,000, $117,000 and $117,000 in 2006, 2005 and 2004, respectively. Company matching is provided in Company stock.

Shares held by the ESOP at year-end are as follows:
	2006	2005

Allocated shares	89,122	79,575
Unallocated shares	5,579	6,827

Total ESOP shares	94,701	86,402

The fair value of the allocated shares held by the ESOP is approximately $2,148,000 and $1,911,000 at December 31, 2006 and 2005, respectively. Upon distribution of shares to a participant, the participant has the right to require the Company to purchase shares at their fair value in accordance with terms and conditions of the plan. As such these shares are not classified in shareholders' equity as permanent equity. In 2005, the ESOP obtained a loan for $204,000 to purchase 7,568 shares. The balance of the loan at December 31, 2006 and 2005 was $143,000 and $184,000, respectively.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note L - Benefit Plans (continued)

Deferred Compensation Plan: As an incentive to retain key members of management and directors, the Bank has a deferred compensation plan whereby participants defer a portion of current compensation. Benefits are based on salary and length of service and are vested as service is provided from the date of participation through age 65. A liability is recorded on a present value basis and discounted at current interest rates. This liability may change depending upon changes in long-term interest rates. Current rates paid on deferred compensation balances range from 5.60% - 12.98%. Deferred compensation expense was $225,000, $227,000 and $188,000 in 2006, 2005 and 2004, respectively. The liability for vested benefits was $1,780,000 and $1,719,000 at December 31, 2006 and 2005, respectively, and is included in accrued expenses and other liabilities.

Supplemental Retirement Plan: The Bank also maintains a supplemental retirement plan to provide annual payments to particular executives subsequent to their retirement. The plan covers two individuals, both of whom are retired. Liabilities associated with this plan totaled $235,000 and $256,000 at December 31, 2006 and 2005. Expense associated with this plan totaled $13,000, $20,000 and $68,000 in 2006, 2005 and 2004, respectively.

Note M - Stock Options

On June 6, 2005 shareholders of the Company approved the Stock Incentive Plan of 2005 to advance the interest of the Company and its shareholders by affording to directors, officers and other employees of the Company an opportunity for increased stock ownership. The plan permits the grant and award of stock options, stock appreciation rights, restricted stock and stock awards. A maximum of 157,500 shares of common stock are available under the plan. The plan will be terminated June 5, 2015 or earlier if determined by the Board of Directors. No shares were granted in 2006. At December 31, 2006, 125,107 shares are available under the plan.

On April 17, 2000, the Company approved a Stock Option Plan to advance the interests of the Company and its shareholders by affording to directors, officers and other employees of the Company an opportunity to acquire or increase their proprietary interest in the Company using stock options. Option shares authorized under the plan total 115,500. Options are to be granted with an exercise period of 10 years or less, an exercise price of not less than the fair market value of the stock on the date the options are granted and a vesting period as determined by the Board of Directors. The plan will terminate on the earliest of: (i) March 20, 2010; (ii) when all shares have been issued through exercise of options granted under this Plan; or (iii) at any earlier time that the Board of Directors may determine. No shares were granted in 2006. At December 31, 2006, 45,421 shares are available under the plan.

A summary of the activity in the plans (as restated for the 5% stock dividends in February 2006) is as follows for the years ended December 31, 2006, 2005 and 2004.
	2006		2005		2004
	Shares	Weighted Average Price	Shares	Weighted Average Price	Shares	Weighted Average Price

Outstanding at beginning of year	102,084	$22.00	43,555	$18.46	16,372	$15.38
Granted	-	-	61,691	24.32	29,715	20.10
Exercised	(5,581)	17.92	(1,902)	15.17	(327)	14.59
Forfeited	(840)	24.23	(1,260)	22.05	(2,205)	18.24
Outstanding at end of year	95,663	$22.17	102,084	22.00	43,555	18.46

Options exercisable at year-end	95,663	$22.17	102,084	22.00	5,020	14.59

The weighted average fair value of options granted during the years ended December 31, 2006, 2005 and 2004 were $0.00, $3.13 and $2.51, respectively.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note M - Stock Options (continued)

At December 31, 2006 the weighted average remaining contractual life for all options outstanding was 7.83 years.

At December 31, 2006, the aggregate intrinsic value of options outstanding and exercisable totaled $235,000. This value represents the difference between the Company's closing stock price on the last day of trading for the year and the exercise price multiplied by the number of in-the-money options assuming all option holders had exercised their stock options on December 31, 2006. The aggregate intrinsic value of stock options exercised during 2006, 2005 and 2004 was $34,000, $14,000 and $4,000, respectively. Exercise of the options resulted in cash payments of $100,000, $29,000 and $6,000 for 2006, 2005 and 2004, respectively.

Note N - Commitments

There are various commitments which arise in the normal course of business, such as commitments under commercial letters of credit, standby letters of credit and commitments to extend credit. These arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies. Collateral generally consists of receivables, inventory and equipment and is obtained based on management's credit assessment of the customer.

At December 31, 2006 and 2005, the Bank had $0 of commitments under commercial letters of credit, used to facilitate customers' trade transactions.

Under standby letter of credit agreements, the Bank agrees to honor certain commitments in the event that its customers are unable to do so. At December 31, 2006 and 2005, commitments under outstanding standby letters of credit were $2,400,000 and $213,000, respectively.

Loan commitments outstanding to extend credit are detailed below (in thousands):
	2006	2005

Fixed rate	$5,782	$3,037
Variable rate	51,359	41,831
Totals	$57,141	$44,868

The fixed rate commitments have stated interest rates ranging from 4.75% to 9.90%. The terms of the above commitments range from 1 to 60 months.

Management does not anticipate any losses as a result of the above related transactions; however, the above amount represents the maximum exposure to credit loss for loan commitments and commercial and standby letters of credit.

At December 31, 2006, the Company had a line of credit agreement with LaSalle Bank totaling $2,000,000. The balance on the line was $0 at December 31, 2006. The line of credit is secured by the Bank's stock and matures on February 22, 2007. In addition, at December 31, 2006, the Bank had line of credit arrangements to be able to purchase federal funds totaling $22,000,000, subject to quarterly and annual reviews. The balance on these lines at December 31, 2006 was $0. (See also Note I).

Certain executives of the Bank have employment contracts which have change of control clauses. The employment contracts provide for the payment of three years worth of the officers' salaries upon a change of control.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note O - Restrictions On Transfers From Subsidiary

Banking laws, regulations and regulatory agreements restrict the amount the Bank may transfer to the Company in the form of cash dividends, loans and advances. Approximately $8,034,000 of the Bank's retained earnings as of December 31, 2006 is available for transfer to the Company in 2007 in the form of dividends without prior regulatory approval.

Note P - Southern Michigan Bancorp, Inc. (Parent Company Only) Financial Information

Condensed financial statements of Southern Michigan Bancorp, Inc. follow (in thousands):
Balance Sheets	December 31,
	2006	2005
Assets
Cash	$304	$241
Investment in Subsidiary Bank	34,357	31,907
Investment in non banking subsidiary	195	196
Premises and equipment, net	1,007	1,038
Other	629	514
Total Assets	$36,492	$33,896

Liabilities and Shareholders' Equity
Dividends payable	$354	$304
Other liabilities	177	200
Other borrowings	176	216
Subordinated debentures	5,155	5,155
Common stock subject to repurchase obligation in ESOP	2,148	1,911
Shareholders' equity	28,482	26,110
Total Liabilities and Shareholders' Equity	$36,492	$33,896

Statements of Income	Year ended December 31,
	2006	2005	2004

Dividends from Subsidiary Bank	$1,791	$1,515	$933
Interest income	11	12	53
Interest expense	(412)	(312)	(191)
Other income	246	260	241
Other expenses	(72)	(175)	(294)
	1,564	1,300	742
Federal income tax	(78)	(73)	(106)
	1,642	1,373	848
Equity in undistributed net income (loss) of:
Subsidiary Bank	2,368	2,431	2,783
Non-banking Subsidiary	(1)	(2)	(27)
Net Income	4,009	3,802	3,604
Net change in unrealized gains (losses) on securities
available for sale, net of tax	82	(235)	(422)
Other comprehensive income (loss)	82	(235)	(422)
Comprehensive income	$4,091	$3,567	$3,182

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note P - Southern Michigan Bancorp, Inc. (Parent Company Only) Financial Information (continued)
Statements of Cash Flows	Year ended December 31,
	2006	2005	2004
Operating Activities
Net income	$4,009	$3,802	$3,604
Adjustments to reconcile net income to net cash
from operating activities:
Equity in undistributed net (income) loss of:
Subsidiary Bank	(2,368)	(2,431)	(2,783)
Non-banking Subsidiary	1	2	27
Investment in Non-banking Subsidiary	-	-	(225)
Depreciation	31	31	31
Net change of obligation under ESOP	41	(144)	163
Other	(138)	(244)	266
Net cash from operating activities	1,576	1,016	1,083

Investing Activities
Activity in available-for-sale securities:
Proceeds from maturities and calls	-	495	1,046
Purchases	-	-	(141)
Additions to premises and equipment	-	-	(6)
Net cash from investing activities	-	495	899

Financing Activities
Proceeds from other borrowings	-	236	-
Repayments of other borrowings	(40)	(60)	(1,644)
Proceeds from subordinated debentures	-	-	5,155
Cash dividends paid	(1,331)	(901)	(1,524)
Cash paid in lieu of fractional shares for 5% stock dividend	(2)	-	-
Stock options exercised	100	29	6
Repurchase of common stock	(240)	(4,090)	(459)
Net cash from financing activities	(1,513)	(4,786)	1,534

Net change in cash and cash equivalents	63	(3,275)	3,516
Beginning cash and cash equivalents	241	3,516	-

Ending cash and cash equivalents	$304	$241	$3,516

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note Q - Fair Value Information

The following methods and assumptions were used by the Company in estimating fair values for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet approximates fair value.

Securities available for sale: Fair values for securities available for sale are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The fair value of restricted equity securities approximates amortized cost.

Loans and loans held for sale, net: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flows analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The allowance for loan losses is considered to be a reasonable estimate of discount for credit quality concerns.

Accrued interest receivable: The carrying amount reported in the balance sheet approximates fair value.

Off-balance-sheet financial instruments: The estimated fair value of off-balance sheet financial instruments is based on current fees or costs that would be charged to enter or terminate the arrangements. The estimated fair value is not considered to be significant for this presentation.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of expected monthly maturities on time deposits.

Federal funds sold and purchased: The carrying amount reported in the balance sheet approximates fair value.

Other borrowings: The fair value of other borrowings is estimated using discounted cash flows analysis based on the Bank's current incremental borrowing rate for similar types of borrowing arrangements.

Subordinated debentures: The carrying amount reported in the balance sheet approximates fair value of the variable-rate subordinated debentures.

Accrued interest payable: The carrying amount reported in the balance sheet approximates fair value.

While these estimates of fair value are based on management's judgment of the most appropriate factors, there is no assurance that if the Company had disposed of such items at December 31, 2006 and 2005, the estimated fair values would have been achieved. Market values may differ depending on various circumstances not taken into consideration in this methodology. The estimated fair values at December 31, 2006 and 2005 should not necessarily be considered to apply at subsequent dates.

In addition, other assets and liabilities that are not defined as financial instruments are not included in the following disclosures, such as property and equipment. Also, non-financial instruments typically not recognized in financial statements may have value but are not included in the following disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill and similar items.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note Q - Fair Value Information (Continued)

The estimated fair values of the Company's financial instruments at year end are as follows (in thousands):
	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$9,369	$9,369	$10,498	$10,498
Federal funds sold	10,429	10,429	7,436	7,436
Securities available for sale	36,796	36,796	37,165	37,165
Loans held for sale	-	-	435	435
Loans, net of allowance for loan losses	249,523	248,544	239,547	238,673
Accrued interest receivable	2,506	2,506	2,111	2,111

Financial liabilities:
Deposits	$(282,509)	$(282,115)	$(268,078)	$(267,864)
Other borrowings	(7,157)	(6,995)	(12,164)	(11,795)
Subordinated debentures	(5,155)	(5,155)	(5,155)	(5,155)
Accrued interest payable	(225)	(225)	(172)	(172)

The preceding table does not include cash surrender value of life insurance and dividends payable which are also considered financial instruments. The estimated fair value of such items is considered to be their carrying amount.

Note R - Merger With FNB Financial Corporation

On April 18, 2007, Southern and FNB Financial Corporation (FNB) jointly announced that they had executed a definitive merger agreement. FNB is a bank holding company with assets of $151,172,000 at December 31, 2006. The transaction is subject to FNB shareholders and regulatory approval and other specified conditions. The transaction, if approved, is expected to be completed in the fourth quarter of 2007 and will be accounted for using the purchase method of accounting.

Note S - Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weightings and other factors, and the regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate regulatory action that could have a direct material effect on the consolidated financial statements. Prompt corrective action provisions are not applicable to bank holding companies.

The prompt corrective action regulations provide five classifications, including well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If only adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and plans for capital restoration are required.

SOUTHERN MICHIGAN BANCORP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Note S - Regulatory Matters (continued)

At year end, actual capital levels (in thousands) and minimum required levels were:
	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2006
Total capital (to risk weighted assets)
Consolidated	$38,313	14.1%	$21,673	8.0%	N/A	N/A
Bank	37,041	13.7	21,575	8.0	$26,969	10.0%
Tier 1 capital (to risk weighted assets)
Consolidated	35,011	12.9	10,836	4.0	N/A	N/A
Bank	33,739	12.5	10,788	4.0	16,182	6.0
Tier 1 capital (to average assets)
Consolidated	35,011	10.8	13,019	4.0	N/A	N/A
Bank	33,739	10.4	12,979	4.0	16,224	5.0

	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2005
Total capital (to risk weighted assets)
Consolidated	$35,610	14.2%	$20,061	8.0%	N/A	N/A
Bank	34,479	13.9	19,944	8.0	$24,930	10.0%
Tier 1 capital (to risk weighted assets)
Consolidated	32,475	13.0	10,031	4.0	N/A	N/A
Bank	31,362	12.6	9,972	4.0	14,958	6.0
Tier 1 capital (to average assets)
Consolidated	32,475	10.2	12,725	4.0	N/A	N/A
Bank	31,362	9.9	12,669	4.0	15,836	5.0

At year-end 2006 and 2005, the most recent regulatory notification categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

Note T - Quarterly Financial Data (Unaudited)
	Interest Income	Net Interest Income	Net Income	Earnings Per Share
				Basic	Fully Diluted
2006
First Quarter	$5,078	$3,560	$926	$0.52	$0.52
Second Quarter	5,245	3,613	1,017	0.58	0.57
Third Quarter	5,563	3,696	1,029	0.58	0.58
Fourth Quarter	5,568	3,626	1,037	0.59	0.59

2005
First Quarter	$4,331	$3,150	$873	$0.48	$0.48
Second Quarter	4,602	3,329	966	0.54	0.54
Third Quarter	4,894	3,450	974	0.54	0.54
Fourth Quarter	4,981	3,508	989	0.57	0.56

FNB FINANCIAL CORPORATION

Business

FNB Financial Corporation

          FNB Financial Corporation is a bank holding company headquartered in Three Rivers, Michigan that owns one subsidiary bank. FNB's sole subsidiary bank, First National Bank of Three Rivers, operates 7 community banking offices offering a full range of banking services principally to individuals, small business, and government entities throughout southwest Michigan. In addition, FNB Bank operates a loan production office. At June 30, 2007, FNB had assets of $145.2 million, deposits of $122.9 million, a net loan portfolio of $86.3 million, and shareholders' equity of $12.5 million. Trust assets under management totaled $82.5 million.

          FNB was incorporated in 1996 to serve as the holding company of FNB Bank. FNB's principal executive offices are located at 88 North Main Street, Three Rivers, MI 49093, and its telephone number is (269) 273-1715.

First National Bank of Three Rivers

          For over 142 years, FNB Bank has been engaged in the general banking business in the St. Joseph County, Michigan area. FNB Bank is headquartered in Three Rivers and considers its primary service area to be portions of St. Joseph and Cass counties in Michigan. As of December 31, 2006, FNB Bank operated 3 branch offices (one located within the trust and investment services center) in the City of Three Rivers, Michigan, and one branch office in each of the following cities: Cassopolis, Centreville, Constantine, and Mendon, Michigan. FNB Bank also has a loan production office located in the City of Dowagiac, Michigan.

          FNB Bank is a community-oriented provider of financial services engaged in the business of general commercial banking. Activities include, but are not limited to, accepting demand deposits, savings and other time deposits, extending retail, commercial, consumer and real estate loans to individuals and businesses, providing safe deposit boxes, transmitting funds, investing in state and federal securities, and providing other services generally associated with full service commercial banking. Lending is focused on individuals and small businesses in the local markets served by FNB Bank. In addition, FNB Bank operates a trust department offering a full range of fiduciary services and wholly owns a financial subsidiary, FNB Financial Services, Inc., that offers a full range of brokerage and financial planning services.

          FNB Bank is currently a national bank, chartered under the National Bank Act, but intends to convert to a Michigan state chartered bank as part of the merger. FNB Bank is a member of the Federal Reserve and its deposits are insured by the Federal Deposit Insurance Company. If the conversion to a Michigan state-chartered bank is completed, FNB Bank intends to terminate its Federal Reserve membership.

          FNB Bank entered into the Written Agreement with the OCC in August, 2006. The Written Agreement obligates FNB Bank and its Board of Directors to take specified actions, particularly with respect to the Bank's loan policies and procedures. The required actions include adherence to FNB Bank's loan policy, adoption of credit analysis procedures, adoption of a written program for the administration of assets criticized by the OCC, and implementation of an independent and on-going loan review system. The Written Agreement also requires FNB Bank to maintain a ratio of total capital to risk-weighted assets of 12.25% and a ratio of Tier 1 capital to adjusted total assets of 8.25%.

          The Written Agreement also required the board of directors of FNB Bank to appoint a committee of the board with responsibility to monitor and coordinate FNB Bank's adherence to the provisions of the Written Agreement. The committee has met at least monthly since its appointment and has submitted regular progress reports to the board of FNB Bank and to the OCC. FNB believes that FNB Bank has taken the necessary steps to address the issues raised in the Written Agreement.

          The Written Agreement will remain in effect until it is terminated in writing by the OCC.

Competition

          The financial services industry is highly competitive. FNB Bank competes with other commercial banks, many of which are subsidiaries of bank holding companies, for loans, deposits, trust accounts, and other business on the basis of interest rates, fees, convenience and quality of service. FNB Bank also competes with a variety of other financial services organizations including savings and loan associations, finance companies, mortgage banking companies, brokerage firms, credit unions and other financial organizations. Many of FNB Bank's competitors have substantially greater financial resources than FNB Bank.

Employees

          As of August 15, 2007, FNB Bank employed 63 full-time equivalent employees ("FTE's") and FNB Financial Services employed two FTE's. FNB's only employees as of the same date were its two executive officers (who are also employed by FNB Bank). FNB, FNB Bank, and FNB Financial Services believe their relations with their employees are good.

Properties

          FNB's executive offices are located at 88 North Main Street, Michigan, which is also the main office of FNB Bank. FNB Bank also has the following community offices (all of which are in Michigan):
•	FNB Financial Services Center and North Main Branch - 1200 North Main Street, Three Rivers, Michigan - square footage: 3,321 - owned
•	Westland Branch - 225 U.S. 131, Three Rivers, Michigan - square footage: 900 - owned
•	Cassopolis Branch - 901 East State Street (M-60), Cassopolis, Michigan - square footage 220 (estimated): - leased
•	Centreville Branch - 235 East Main Street, Centreville, Michigan - square footage: 1,945 - owned
•	Constantine Branch - 345 North Washington Street, Constantine, Michigan - square footage: 2,400 - owned
•	Mendon Branch - 136 North Nottawa Road, Mendon, Michigan - square footage: 2,700 - owned
•	Dowagiac Loan Production Office - 212 South Front Street, Dowagiac, Michigan - square footage: 2,900 - leased

          FNB owns the headquarters of FNB Bank and most of the other bank offices (as noted above). The balance of the bank offices are leased from third parties. All properties are maintained in good condition and repair, and are adequately covered by insurance.

Legal Proceedings

          From time to time, FNB and its subsidiaries are parties to various legal proceedings incident to their business. At August 15, 2007, there were no legal proceedings which management anticipates would have a material adverse effect on FNB.

Market for Common Stock and Dividends

          There is no public trading market for FNB common stock and trading activity in FNB common stock is infrequent. FNB's stock is traded directly between willing buyers and sellers. Trades are either executed directly with Registrar & Transfer Company; FNB's exchange agent, or are facilitated through FNB's shareholder liaison. Trading of FNB's shares occurs very infrequently. From time to time, FNB becomes aware of transactions in its common stock. Management of FNB is aware of only 24 transactions in FNB stock which have occurred over the last two years:

Transaction Date	Number of Shares	Price Per Share	Total Price
1/14/2005	9,671	$25.50	$246,611
1/24/2005	800	$25.50	$20,400
1/24/2005	605	$25.50	$15,428
1/28/2005	379	$26.00	$9,854
2/9/2005	6,500	$25.50	$165,750
2/14/2005	100	$26.00	$2,600
2/16/2005	100	$25.00	$2,500
2/17/2005	4,000	$26.50	$106,000
3/2/2005	1,000	$26.50	$26,500
4/7/2005	300	$26.00	$7,800
4/15/2005	200	$25.00	$5,000
6/15/2005	375	$24.00	$9,000
8/24/2005	100	$25.00	$2,500
8/31/2005	222	$28.00	$6,216
10/21/2005	200	$28.50	$5,700
10/21/2005	200	$28.50	$5,700
10/21/2005	2,185	$34.84	$76,125
11/29/2005	180	$27.54	$4,957
3/14/2006	200	$31.00	$6,200
6/2/2006	125	$30.00	$3,750
8/31/2006	1,000	$31.54	$31,540
10/5/2006	100	$31.67	$3,167
11/13/2006	213	$24.00	$5,112
11/20/2006	660	$22.00	$14,520
5/7/2007	200	$30.00	$6,000

          FNB declared no dividends in the first two quarters of 2007, an aggregate of $0.88 per share of dividends in 2006, and an aggregate of $0.88 per share of dividends in 2005.

          As of August 15, 2007, there were 369 shareholders of record.

Management's Discussion and Analysis of Financial Condition and Results of Operations

          This section provides a narrative discussion and analysis of the consolidated financial condition and results of operations of FNB, together with its subsidiary, FNB Bank, for the three and six month periods ended June 30, 2007 and 2006, and the years ended December 31, 2006, 2005 and 2004. The supplemental financial data included throughout this discussion should be read in conjunction with FNB's primary financial statements beginning on page 154 of this prospectus and proxy statement. This section provides a more detailed and comprehensive review of operating results and financial position than could be obtained from a reading of the financial statements alone.

Three and Six Month Periods Ended June 30, 2007 and 2006

          Financial Condition

          FNB Bank's assets consist of customer loans, investment securities, bank premises and equipment, cash and other operating assets. Total assets decreased approximately $6.0 million to $145.2 million at June 30, 2007 from $151.2 million at December 31, 2006. Total gross loans, including loans held for sale (before provision) decreased approximately $6.1 million to $87.7 million at June 30, 2007 compared to $93.8 million at December 31, 2006. This was mainly the result of a $5.9 million decrease in commercial real estate and residential real estate loans and a $136,000 decrease in other commercial and industrial loans. The balance of our investment securities decreased by approximately $520,000 to $39.6 million at June 30, 2007 as compared to $40.1 million at December 31, 2006. Cash and cash equivalents increased approximately $735,000 to $10.8 million at June 30, 2007 as compared to $10.1 million at December 31, 2006. This was primarily a result of increase in federal funds sold. All other assets remained relatively flat, decreasing by about $28,000 at June 30, 2007.

          The allowance for loan losses as a percentage of total loans increased to 1.58% at June 30, 2007 compared to 1.35% at December 31, 2006. The increase in the allowance is a direct result of increased non-performing assets and the related anticipated losses. Management believes this reserve is sufficient to meet potential future loan losses.

          Total liabilities decreased approximately $6.2 million to $132.6 million at June 30, 2007 from $138.8 million at December 31, 2006, with total deposits decreasing approximately $6.6 million to $122.9 million from $129.5 million. This was due to decreases in all deposit categories, partially as a result of specific interest rate management decisions and as a result of a spike in deposit balances at December 31, 2006.

          Total stockholder's equity increased approximately $154,000 to $12.5 million at June 30, 2007 from $12.4 million at December 31, 2006. The increase is primarily attributable to net income for the current year and a capital infusion from FNB to FNB Bank and proactive capital retention decisions.

          Financial Results

          Net income in the second quarter 2007 was $152,000 compared to $357,000 for the same period in 2006. Total interest income decreased $29,000 in the second quarter 2007 compared to the second quarter 2006. Interest on loans decreased $235,000 in the second quarter 2007 compared to the second quarter 2006. This is primarily the result of decreasing loan balances, with gross loans decreasing approximately $9.8 million between June 30, 2007 and 2006 and an increase in non-performing loans not earning interest. Interest from securities and federal funds sold increased $213,000 in the second quarter 2007 compared to the second quarter 2006, which helped offset the decrease in interest from loans.

          For the six month period ended June 30, 2007, net income was $385,000 compared to $701,000 for the same period in 2006. Total interest income increased $80,000 year over year, while interest income on loans decreased $370,000. The decrease in interest from loans was offset by an increase in interest from securities and federal funds of $459,000. As with the quarter to quarter difference, the decrease in interest income on loans is primarily the result of decreasing loan balances and an increase in non-performing loans. Total gross loans (before provision) decreased approximately $9.8 million between June 30, 2007 and 2006. The increase in income from securities and federal funds is due to an increase in both asset categories between June 30, 2007 and 2006 of approximately $13.9 million.

          Interest expense increased approximately $132,000 in the second quarter 2007 compared to the second quarter 2006. Interest on deposits increased approximately $133,000 in the second quarter 2007 compared to the same period in 2006 due mainly to increasing deposit rates. Interest expense for the six month period ended June 30, 2007 increased approximately $330,000 over the same period in 2006, with interest expense on deposits increasing $340,000. Interest on borrowings decreased $10,000 for the six month period ended June 30, 2007 compared to the same period in 2006. The cost of funds increased 37 basis points to 3.25% at June 30, 2007 compared to 2.88% at June 30, 2006. Most deposit categories showed an increase in cost of funds, with individual retirement accounts and certificates of deposits showing the largest increases of 48 and 75 basis points, respectively. The increasing cost of funds has been primarily due to increasing market rates and local competitive pressure. As a result of increasing cost of funds and the reduction in interest income from lower yield and less volume, net interest income decreased approximately $160,000 in the second quarter 2007 compared to the second quarter 2006 and $249,000 for the six month period ended June 30, 2007 compared to the same period in 2006.

          During the six month period ended June 30, 2007, loan loss expense increased $30,000 compared to the same period in 2006. Loan loss expense is the same for the second quarter 2007 compared to the second quarter 2006, even though loan balances are less period to period. The consistent level of loan loss expense from the second quarter of 2006 to the same period in 2007 has been taken to offset the actual and potential charge-offs of non-performing assets. Management believes the increase in expense, combined with a decrease in loan balances, provides reserves sufficient to meet potential future loan losses.

          Total non-interest income decreased by approximately $3,000 in the second quarter 2007 compared to the second quarter 2006. Gain on loans sold decreased $57,000 in the second quarter 2007 compared to the same period in 2006. This was offset somewhat by increases in income from fiduciary activities and other income of approximately $22,000 and $32,000 quarter to quarter, respectively. Other income consists primarily of income from investment/brokerage services, earnings on the cash surrender value of bank-owned life insurance and recoveries on previous deposit account charge-offs.

          For the six month period ended June 30, 2007, total non-interest income decreased by approximately $36,000 compared to the same period in 2006. This is mainly a result of a decrease in gain on loans sold of approximately $110,000 year over year. This decrease was mitigated somewhat by increases in income from fiduciary activities and other income of approximately $12,000 and $62,000, respectively.

          Total non-interest expenses increased approximately $183,000 when comparing the second quarters of 2007 and 2006. Salary and benefits expense increased approximately $42,000 quarter over quarter as a result of increases to medical, dental and life insurance expense and an increase to the 401(k) match expense. Legal and professional fees increased $120,000 in the second quarter 2007 compared to the second quarter 2006. The increase is due to both increased expenses relative to the proposed merger and increased legal fees regarding non-performing assets. Other expenses increased approximately $36,000 in the second quarter 2007 compared to the same period in 2006. Other expenses consist primarily of office and computer supplies, postage, regulatory examination expense, computer services, amortization of mortgage servicing rights, advertising and business development and personnel education.

          For the six month period ended June 30, 2007, total non-interest expense increased approximately $217,000 compared to the same period in 2006. Salaries and benefits expense increased approximately $66,000 year over year for the same reasons mentioned above. Legal and professional fees increased $129,000 for the six month period ended June 30, 2007 compared to June 30, 2006. The increase is due to both increased expenses relative to the proposed merger and increased legal fees regarding non-performing assets. Other expenses increased approximately $40,000 year over year.

          Liquidity

          FNB Bank manages its liquidity position with the objective of maintaining sufficient funds to respond to the needs of depositors and borrowers and to take advantage of earning enhancement opportunities. In addition to the normal inflow of funds from core-deposit growth, together with repayments and maturities of loans and investments, FNB Bank utilizes other short-term funding sources such as Federal Home Loan Bank advances and overnight federal funds purchases from correspondent banks to meet the needs of its customers.

          During the six months ended June 30, 2007, approximately $6.0 million in cash was provided by investing activities, inclusive of securities and loan transactions. Net securities transactions resulted in a net increase of cash of approximately $154,000 from December 31, 2006, while lower loan balances as a result of maturities or prepayments resulted in a net increase of cash of approximately $5.8 million from December 31, 2006. In addition, there was a decrease in cash provided by financing activities of approximately $6.5 million from December 31, 2006, resulting primarily from a decrease in cash from deposit balances of approximately $6.6 million. Net cash of approximately $1.3 million was provided by operating activities from the period December 31, 2006 to June 30, 2007.

          Off Balance Sheet Arrangements and Contractual Obligations

          Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk of credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral, if required, at exercise of the commitment. At June 30, 2007, FNB Bank had commitments to extend credit of $17.0 million and stand-by letters of credit of $127,000 compared to $20.9 million and $132,000, respectively, at December 31, 2006.

          Capital Resources

          Management closely monitors capital levels to provide for current and future business needs and to comply with regulatory requirements. Regulations prescribed by the Federal Deposit Insurance Corporation define "well capitalized" institutions as those having total risk-based ratios, tier 1 risk-based capital ratios and tier 1 leverage ratios of at least 10%, 6%, and 5%, respectively. In addition, FNB is subject to higher capital minimums per the Written Agreement with the OCC. Per the Written Agreement, FNB must maintain a total risk-based capital ratio of 12.25% and a tier 1 leverage ratio of 8.25%. FNB Bank is currently, and expects to continue to be, in compliance with the capital minimums required in the Written Agreement. The following table shows the capital totals and ratios for FNB Bank per the Consolidated Reports of Condition and Income (call report) as of June 30, 2007:
Tier 1 capital	$12,914,000
Total risk- based capital	14,177,000
Tier 1 leverage ratio	8.84%
Tier 1 capital to risk-weighted assets	12.80%
Total capital to risk-weighted assets	14.05%

Years Ended December 31, 2006, 2005 and 2004
TABLE 1	Selected Financial Data

(Dollars in thousands except per share data and ratios)	2006	2005	2004
Summary of Consolidated Statements of Income:
Interest Income	$8,762	$7,761	$6,851
Interest Expense	3,302	2,486	2,061
Net Interest Income	5,460	5,275	4,791
Provision for Loan Losses	1,195	285	375
Net Interest Income after Provision	4,265	4,990	4,416
Total Other Operating Income	2,552	2,451	3,141
Total Other Operating Expense	5,908	6,728	5,799
Income Before Income Taxes	909	713	1,758
Provision for Income Taxes	135	99	390
Net Income	$774	$614	$1,367
Net Income Per Share - Basic*	$1.35	$1.05	$2.33

Summary Of Consolidated Balance Sheets:
Assets	$151,172	$145,664	$143,131
Securities, including Federal Reserve Bank and FHLB stock	40,969	30,730	33,861
Loans, including loans held for sale, net of allowance for loan losses	92,508	102,177	94,094
Deposits	129,486	119,912	116,958
Borrowings and other Fundings	8,000	12,367	12,195
Stockholders' Equity	12,379	12,100	12,208

Other Financial and Statistical Data:
Tier 1 Capital to Risk Weighted Assets	11.57%	11.43%	12.08%
Total Capital to Risk Weighted Assets	12.75%	12.55%	13.27%
Tier 1 Capital to Average Assets	8.48%	8.65%	8.45%
Total Cash Dividends	$506	$514	$517
Book Value Per Share*	$21.51	$20.76	$20.77
Cash Dividends Paid Per Share*	$0.88	$0.88	$0.88
Dividend Pay-out Ratio	65.38%	83.75%	37.83%
Return on Stockholders' Equity	6.25%	5.07%	11.20%
Return on Assets	0.51%	0.42%	0.96%
Total Equity to Assets at Period End	8.19%	8.31%	8.53%

*   Per Share data calculated using average shares outstanding in each period.

          Results of Operations

          FNB achieved net income of $774,000 for the year of 2006, an increase of approximately $160,000 or 26% over net income for 2005. Included in 2005 net income was approximately $899,000 of pension expense, of which approximately $779,000 was related to the termination FNB's defined benefit pension plan. Excluding this expense, 2006 earnings were approximately $354,000 or 31% below 2005 results. The primary reason for this change was the increase in the provision for loan losses of $910,000 from 2005 levels. This was the direct result of loan quality issues, primarily in the commercial and commercial real estate portfolios. The after tax impact of the increase in the provision expense for loan losses was approximately $750,000. Net interest income increased approximately $184,000 or 3.49% over 2005. This is a direct result of the increases in the market rate environment and FNB Bank's management of interest rates on loans, bank investments and deposits. Non interest income increased in 2006 by approximately $101,000 or 4% from the non-interest income in the prior year, primarily from increases in deposit account service charges and fees. Non-interest expense decreased by approximately $820,000 or 12%; excluding the pension expense in 2005, non-interest expense was approximately $78,000 or 1.34% higher than 2005. We expect that interest rates will remain steady or possibly decrease slightly in 2007. If interest rates decrease, the Bank's net interest income may also decrease.

          Standard performance indicators used in the banking industry help management evaluate the FNB's performance. Two of these performance indicators are return on assets and return on equity. For 2006, 2005, and 2004 respectively, FNB posted a return on assets of 0.51%, 0.42%, and 0.96%. Return on equity was 6.25% in 2006, 5.07% in 2005, and 11.20% in 2004. FNB has an adequate capital position, and provided a 2.3% increase in equity in 2006. Total assets increased $5.5 million in 2006, $2.5 million in 2005, and $7.0 million in 2004. Basic earnings per share were $1.35 in 2006, $1.05 in 2005, and $2.33 in 2004.

          Net Interest Income

          Net interest income, the principal source of income, is the amount of interest income generated by earning assets (principally securities and loans) less interest expense paid on interest bearing liabilities (largely deposits and other borrowings).

          A critical task of management is to price assets and liabilities so that the spread between the interest earned on assets and the interest paid on liabilities is maximized without unacceptable risk. While interest rates on interest earning assets and interest bearing liabilities are subject to market forces, in general, FNB can exert more control over deposit costs than earning asset rates. Loan products carry either fixed rates of interest or rates tied to market indices which are determined independently. FNB sets its own rates on deposits, providing management with some flexibility in determining the timing and proportion of rate changes for the cost of its deposits.

          Table 2 summarizes the changes in net interest income resulting from changes in volume and rates for the years ended December 31, 2006 and 2005. Net interest income (displayed with consideration of full tax equivalency), average balance sheet amounts, and the corresponding yields for the last three years are shown in Table 3. Tax equivalent net interest income increased by approximately $4,000 in 2006 or 0.09% and increased by approximately $585,000 or 12.0% in 2005. The primary factor contributing to the increase in interest income in 2006 were the increases in the prime rate. These increases were slightly higher than the increases in interest expenses resulting in a higher net interest income but lower net interest margin due to competitive interest rate pressures.

          As indicated in Table 3, for the year ended December 31, 2006, FNB's net interest margin was 4.06% compared with 4.11% and 3.70% for the same period in 2005 and 2004, respectively. The decrease in 2006 is primarily attributed to the flat yield curve that existed during the year, which hindered income on loans, as well as escalating funding costs. The increase in 2005 was due to higher earning asset yields resulting from prime rate increases during the year, these were offset to some extent with measured increases in the deposit yields.

          Average earning assets increased 1.26% in 2006 and 0.78% in 2005. Average earning assets increased in 2006 due to an increase in average loan balances in 2006. Average loans to average earning assets were 74.35% in 2006, compared to 73.72% and 70.70% in 2005 and 2004. Average investment balances were lower, representing 24.44% of average earning assets in 2006, compared to 25.95% in 2005 and 29.17% in 2004. Average interest bearing deposits increased 7.08% in 2006 and 0.88% in 2005. Average non-interest bearing deposits amounted to

13.26% of average earning assets in 2006 compared with 15.15% in 2005 and 15.37% in 2004. The increase in average interest bearing deposits and related decrease to average non-interest bearing deposits was primarily the result of a shift in a large class of deposits from non-interest bearing to interest bearing in 2006.

TABLE 2

Changes in Net Interest Income
Due to Changes in Average Volume
and Interest Rates
Years Ended in December 31,
	Increase (Decrease) 2006 Due to:			Increase (Decrease) 2005 Due to:
(Dollars in Thousands)	Volume	Yield/ Rate	Total	Volume	Yield/ Rate	Total

Securities(1)	$(60)	$139	$79	$(149)	$39	$(110)
Federal Funds Sold	51	54	105	6	25	31

Total Loans	128	509	637	263	826	1,089

Total Earning Assets	119	702	821	120	890	1,010

Interest Bearing Demand Deposits	163	280	443	7	44	51
Savings Deposits	(185)	134	(51)	(10)	236	226
Time Deposits	106	355	461	14	102	116
Borrowings	(115)	79	(36)	31	1	32

Total Interest Bearing Liabilities	(31)	848	817	42	383	425

Net Interest Income	$150	$(146)	$4	$78	$507	$585

(1)	Presented on a fully taxable equivalent basis using a federal income tax rate of 34%.

TABLE 3

Summary of Net Interest Income
Years Ended December 31,

	2006			2005			2004
(Dollars in Thousands)	Average Balance	Inc/Exp	Yield	Average Balance	Inc/Exp	Yield	Average Balance	Inc/Exp	Yield
Assets
Securities:
U.S. Treasury and Government Agencies	$9,605	$343	3.57%	$10,017	$314	3.14%	$8,273	$257	3.11%
Municipals(1)	11,834	444	3.76%	11,251	403	3.59%	12,914	452	3.50%
Other(2)	11,090	474	4.27%	12,848	465	3.62%	16,870	583	3.46%
Total Securities(3)	32,530	1,261	3.88%	34,116	1,183	3.47%	38,056	1,292	3.40%
Fed Funds Sold	2,963	154	5.20%	1,693	49	2.91%	1,328	19	1.39%

Loans:
Commercial	64,175	4,739	7.39%	58,436	3,888	6.65%	49,111	2,861	5.73%
Real Estate-Mortgage	21,951	1,569	7.15%	23,354	1,786	7.65%	25,986	1,786	6.87%
Consumer	12,848	1,042	8.11%	15,122	1,039	6.87%	16,335	978	5.99%
Total Loans(4)	98,974	7,350	7.43%	96,912	6,713	6.93%	92,232	5,624	6.10%
Allowance for Loan Loss	(1,343)			(1,253)			(1,164)
Net Loans	97,631			95,659			91,068

Total Earning Assets	133,124	8,766	6.52%	131,468	7,945	5.99%	130,452	6,935	5.27%
Cash Due from Banks	4,139			4,165			4,511
All Other Assets	7,454			6,970			6,161
Total Assets	$144,717			$142,603			$141,124

Liabilities & Shareholders' Equity
Deposits:
Interest bearing-DDA	30,134	540	1.79%	14,932	97	0.65%	13,276	47	0.35%
Savings Deposits	24,710	451	1.83%	36,211	502	1.39%	37,494	276	0.74%
Time Deposits	49,485	1,917	3.87%	46,284	1,456	3.15%	45,806	1,340	2.91%
Total Interest Bearing Deposits	104,329	2,909	2.79%	97,427	2,056	2.11%	96,575	1,663	1.72%
Borrowings	9,235	394	4.26%	12,163	430	3.54%	11,291	398	3.52%
Interest Bearing Liabilities	113,564	3,302	2.91%	109,590	2,486	2.27%	107,866	2,061	1.91%
Non-interest bearing-DDA	17,651			19,919			20,056
All Other Liabilities	1,066			871			916
Shareholders Equity	12,436			12,223			12,286
Total Liabilities and S/H Equity	$144,717			$142,603			$141,124
Net Interest Rate Spread			3.61%			3.72%			3.36%
Net Interest Income/Margin			4.06%			4.11%			3.70%

(1)	Presented on a fully taxable equivalent basis using a federal income tax rate of 34%.
(2)	Included mortgage-backed securities, CMOs, corporate securities, FHLB Stock, Federal Reserve Stock.
(3)	Includes the effect of unrealized gains or losses on securities.
(4)	Interest income on loans includes loan fees.

          Allowance and Provision for Loan Losses

          The allowance for loan losses reflects management's judgment as to the level considered appropriate to absorb potential incurred losses in the loan portfolio. FNB Bank's methodology in determining the adequacy of the allowance is based on ongoing quarterly assessments and relies on several key elements, which include specific allowances for identified problem loans and a formula-based risk allocated allowance for the remainder of the portfolio. This includes a review of individual loans, size and composition of the loan portfolio, historical loss experience, current economic conditions, financial condition of borrowers, the level and composition of non-performing loans, portfolio trends, estimated net charge-offs, portfolio concentrations, and other pertinent factors. Although reserves have been allocated to various portfolio segments and identified problem loans, the allowance is general in nature and is available for the loan portfolio in its entirety. At December 31, 2006, the allowance for loan losses was $1,266,000 or 1.35% of total loans. This compares with $1,217,000 or 1.18% at December 31, 2005 and $1,186,000 or 1.25%, at December 31, 2004. Management believes that the allowance for loan losses is appropriate given identified risk in the loan portfolio based on asset quality.

          The provision for loan losses was $1,195,000 in 2006, $285,000 in 2005, and $375,000 in 2004. The amount of loan loss provision expense taken for the year is a direct result of the calculation of loan loss adequacy. The loan loss adequacy calculation, which helps determine the level of loan loss provision expense, is impacted by overall loan balances and mix, the level of criticized assets and anticipated specific losses. FNB Bank staff reviews loan loss adequacy on a monthly basis for significant changes. The allowance for loan loss adequacy is reported to the board of directors quarterly. The increase in provision of $910,000 for 2006 was due to an increased level of criticized assets and charge-offs, primarily in the commercial and commercial real estate portfolios. More specifically, FNB Bank charged-off $703,672 of a real estate development loan. The loan was provided to a real estate developer to fund infrastructure improvements and construction for a multi-unit condominium project. As a result of many problems that plagued the condominium development, including local economic issues, a depressed real estate market, increased carrying costs of the developer, and public relations issues relative to the project, the real estate developer was not able to complete the development. FNB Bank subsequently initiated legal action to collect the debt owed by the developer to FNB Bank. Through an analysis of the real estate project's liquidation value and the project's outstanding debt, FNB Bank determined that collateral values did not adequately support the debt level. As a result, FNB Bank realized a $703,672 loan loss and, after analysis, increased loan loss provision expense to insure an adequate loan loss allowance.

          Table 4 summarizes loan losses and recoveries from 2004 through 2006. During 2006, FNB experienced net charge-offs of $1,146,000, compared with net charge-offs of $254,000 and $300,000 in 2005 and 2004, respectively. The year to year increase in charge offs was due to increases in commercial loan, construction loan and real estate mortgage charge-offs of $266,000, $503,000 and $125,000 year to year. The net charge-off ratio is the difference of charge-off loans minus the recoveries from loans divided by gross loans. Accordingly, the net charge-off ratio for 2006 was 1.22% compared to 0.25% and 0.31% at the end of 2005 and 2004, respectively. The net charge-off ratio increased in 2006 due to a greater level of charge offs in the commercial and commercial real estate portfolios.

          FNB maintains formal policies and procedures to control and monitor credit risk, inclusive of policies and procedures for charging-off uncollectible loans. FNB Bank charges-off loans when they are deemed uncollectible by bank management and/or the board. This process is on-going with FNB Bank's loan committee and board reviewing all watch list, non-accrual, and known problem loans once each month to determine whether charge-offs are appropriate. It is the policy of FNB Bank to charge-off commercial loans at the point at which they are deemed uncollectible or in the month that the loan becomes 180 days delinquent. With respect to commercial and residential mortgage loans, foreclosure proceedings are started once the loan becomes 120 days delinquent, unless the loan is well-secured and in the process of being collected. Consumer installment loans are charged-off at the point at which they are deemed uncollectible or in the month that the loan becomes 120 days delinquent. Only in circumstances where FNB Bank has every belief that the loan will be collected may the mandatory charge-off be delayed. A memorandum stating the reasons for such delay must be prepared by the lending officer and approved by either bank management or the board, depending on the dollar level of the potential charge-off. When the bank repossesses collateral, a determination of charge-off must be made within 60 days of taking possession of the collateral.

          Management believes the allowance for loan losses is adequate to meet normal credit risks in the loan portfolio. FNB's loan portfolio has no significant concentrations in any one industry or any exposure in foreign loans. FNB has not extended credit to finance highly leveraged transactions or to fund sub-prime mortgage loans. Additionally, it does not intend to do so in the future. Employment levels and other economic conditions in FNB's local markets may have a significant impact on the level of credit losses. Management continues to identify and devote attention to credits that may not be performing as agreed. Non-performing loans are discussed further in the section titled "Non-Performing Assets."

TABLE 4	Analysis of the Allowance for Loan Losses

	For the Year Ended December 31,
(Dollars in Thousands)	2006	2005	2004

Balance Beginning of Period	$1,217	$1,186	$1,111
Charge-offs:
Commercial, Financial and Agricultural	417	151	149
Real Estate-Construction	503	-	-
Real Estate-Mortgage	217	92	168
Installment Loans to Individuals	61	67	109
Total Charge-offs	1,198	310	426

Recoveries:
Commercial and Financial	20	7	2
Real Estate-Mortgage	2	13	10
Installment Loans to Individuals	30	36	114

Total Recoveries	52	56	126
Net Charge-offs	1,146	254	300
Provision	1,195	285	375
Balance at End of Period	$1,266	$1,217	$1,186
Ratio of Net Charge-Offs During the Period	1.22%	0.25%	0.31%

          Non-Interest Income

          Non-interest income was $2,552,000 in 2006, $2,451,000 and $3,141,000 in 2005 and 2004, respectively. These amounts represent an increase of 4.11% in 2006 compared to 2005, and a decrease of 21.94% in 2005 compared to 2004.

          The most significant category of non-interest income is service charges on deposit accounts. These fees were $1,057,000 in 2006, compared to $960,000 and $937,000 in 2005 and 2004, respectively. This was an increase of $97,000 or 10.12% in 2006 and increase of $23,000 or 2.4% in 2005. The increases in 2006 and 2005 were due to increases in NSF and overdraft per item fees and activity levels.

          Gains on the sale of mortgage loans originated by FNB Bank and sold in the secondary market were $262,000 in 2006, $302,000 in 2005, and $382,000 in 2004. The decrease of 13.08% in 2006 is due to a stagnant to declining residential mortgage market. FNB sells the majority of the mortgage loans originated in the secondary market on a servicing retained basis.

          Trust income decreased $50,000 or 11.50% in 2006 to $385,000 compared with $435,000 in 2005 and $410,000 in 2004. The 11.50% decrease is primarily a result of a modification in the fee structure with a significant trust relationship, as well the transfer of a number of account relationships from trust to brokerage services. This shifted the income from annual fiduciary charges to per transaction charges.

          In 2006, FNB recognized security gains of $6,000. In 2005 and 2004, FNB recognized security gains of $2,000 and $42,000, respectively. Security gains or losses are recognized when investments are sold or called. Investment sales occurred to better reposition FNB Bank's investment portfolio with regard to margin, duration and funding needs.

          Other income and fees includes income from the sale of checks, safe deposit box rent, debit card and ATM income, and other miscellaneous income items. Other income and fees were $841,000 in 2006 compared to $752,000 and $1,368,000 in 2005 and 2004, respectively. Other income increased 11.85% in 2006, due to an increase in debit card and ATM income, official check commission, cash surrender value of bank owned life insurance and servicing income from secondary market residential mortgage loans. FNB also recognized gains of $68,000 and $638,000 in 2005 and 2004 on sale of Other Real Estate Owned.

          Non-Interest Expense

          Total non-interest expense was $5,908,000 in 2006 compared to $6,728,000 in 2005 and $5,799,000 in 2004. This was a decrease of 12.19% in 2006 and an increase of 16.03% in 2005.

          Salaries and employee benefits, FNB's largest operating expense category, were $2,794,000 in 2006, compared with $3,633,000 in 2005 and $2,918,000 in 2004. The majority of the decrease between 2006 and 2005 was due to the termination of FNB's defined benefit pension plan in 2005.

          Occupancy expenses associated with FNB's facilities were $462,000 in 2006 compared to $432,000 in 2005 and $369,000 in 2004. In 2006, this was an increase of 6.88% and in 2005 an increase of 17.05%. The increase in 2006 was due to the expansion of the North Main facility, an additional branch office in Cassopolis, Michigan and a full year of expense relative to the loan production office in Dowagiac, Michigan.

          In 2006, equipment expenses were $493,000 compared to $507,000 in 2005 and $550,000 in 2004. There was a decrease in equipment expenses of 2.67% in 2006 compared to a decrease of 7.91% in 2005. The decrease over the last two years was due to the full amortization of core and mainframe computer systems in 2005. Additional ATM and computer equipment upgrades were purchased in 2006. These items will be amortized over their useful lives per FNB Bank's asset policies.

          Other professional service fees include audit fees, consulting fees, legal fees, and various other professional services. Other professional services were $306,000 in 2006 compared to $252,000 in 2005 and $236,000 in 2004. The increase of 21.51% in 2006 was comprised of increases in legal fees, audit and exam fees, relative to the Formal Agreement with the OCC. The increase of 6.69% in 2005 was due to typical annual increases for legal, audit and consulting services.

          Other general and administrative expenses were $1,852,000 in 2006 compared to $1,875,000 in 2005 and $1,725,000 in 2004. The decrease of 1.15% in 2006 was a result of the proactive management of operating expenses.

          Financial Condition

          Proper management of the volume and composition of FNB's earning assets and funding sources is essential for ensuring strong and consistent earnings performance, maintaining adequate liquidity and limiting exposure to risks caused by changing market conditions. FNB's securities portfolio is structured to provide a source of liquidity through maturities and to generate an income stream with relatively low levels of principal risk. FNB does not engage in securities trading. Loans comprise the largest component of earning assets and are FNB's highest yielding assets. Client deposits are the primary source of funding for earning assets while short-term debt and other sources of funds could be utilized if market conditions and liquidity needs change.

          FNB's total assets were $151.2 million for 2006 exceeding the 2005 balance of $145.7 million by $5.5 million or 3.78%. Total gross loans comprised 62.03% of total assets during 2006 compared to 70.98% in 2005. Loans decreased $9.7 million, with commercial loans decreasing $1.6 million or 7.98% and real estate loans decreasing $6.3 million or 8.68%. The ratio of non-interest bearing deposits to total deposits was 13.95% in 2006 compared to 17.30% in 2005. Interest bearing deposits comprised 81.05% of total interest bearing liabilities during

2006, up from 74.97% during 2005. The increase in total assets was due to growth in deposit balances, with excess funds deployed into securities.

          Securities Portfolio

          Securities totaled $40,085,000 at December 31, 2006 compared to $29,620,984 at December 31, 2005. This was an increase of $10,464,000 or 35.32%. At December 31, 2006 these securities comprised 28.10% of earning assets, up from 21.64% at December 31, 2005. FNB considers all of its securities as available for sale. Increases in deposit balances exceeded loan growth. This attributed to the increase in the securities portfolio, as well as an increased in federal funds sold. Federal funds sold were $5,598,000 at December 31, 2006 compared with $0 at December 31, 2005.

          FNB's present policies, with respect to the classification of securities, are discussed in Note 1 to the Consolidated Financial Statements. As of December 31, 2006, the estimated aggregate fair value of FNB's securities portfolio was $187,000 below amortized cost. At December 31, 2006, gross unrealized gains were $181,000 and gross unrealized losses were $368,000. A summary of estimated fair values and unrealized gains and losses for the major components of the securities portfolio is provided in Note 4 to the Consolidated Financial Statements.

TABLE 5	Analysis and Maturities of Securities

(Dollars in Thousands)	Amortized Cost	Fair Value	Yield(1)

Available for Sale
U.S. Agencies
One year or less	$4,991	$4,947	3.29%
Over one through five years	5,182	5,155	4.55%
Over five through ten years	999	995	5.12%
Over ten years	-	-	-%
Total	11,172	11,096	4.04%
Mortgaged-Backed and CMO
One year or less	$853	$848	4.43%
Over one through five years	9,881	9,776	4.81%
Over five through ten years	5,530	5,329	5.01%
Over ten years	-	-	-%
Total	16,065	15,953	4.79%
State and Political
One year or less	$1,919	$1,905	3.86%
Over one through five years	4,691	4,609	3.71%
Over five through ten years	6,175	6,267	5.68%
Over ten years	251	254	6.99%
Total	13,035	13,036	5.00%
Equity Securities	$-	$-	-%
Total Securities	$40,272	$40,085	4.65%
________________________
(1)	Tax equivalent yield

          Loan Portfolio

          FNB Bank extends credit primarily within in its local markets in St. Joseph and Cass counties. FNB Bank's commercial loan portfolio is widely diversified with no concentration within a single industry that exceeds 10.5% of total loans. 10.5% of our total loans are made to lessors of non-residential buildings. FNB Bank's loan portfolio balances are summarized in Table 6.

          Total loans decreased $9,621,000 for the year ended December 31, 2006, with total loans comprising 64.85% of earning assets as compared to 74.66% of December 31, 2005 earning assets. There were many economic challenges in the State of Michigan in 2006. Continued declines in the automotive industry contributed to steepening unemployment rates and a declining population. In 2006, commercial loans decreased approximately $1,562,000 or 7.98%, to $18,023,000. Also, real estate construction and mortgage loans decreased approximately $7,002,000 or 9.12% in 2006. Consumer loans decreased $411,000 or 12.82% in 2006. In 2005, commercial loans increased approximately $8,938,000 to $19,585,000 or 83.95%. Additionally, real estate construction and mortgage loans decreased approximately $775,000 or 1.02% to $76,772,000 at December 31, 2005. Consumer loans decreased approximately $1,556,000 or 32.67% in 2005.

          Management expects the economy to support minimal growth and development in 2007 and will seek out new loan opportunities while continuing its efforts to maintain sound credit quality.
TABLE 6	Loan Portfolio

	December 31,
(Dollars in Thousands)	2006	2005	2004

Commercial(1)	$18,023	$19,585	$10,647
Real Estate-construction(2)	3,446	4,145	5,772
Real Estate-mortgage(3)(4)	66,324	72,627	70,225
Agricultural production	1,457	1,611	1,885
Consumer	2,796	3,207	4,763
Tax-exempt loans	1,717	1,801	1,422
Other	10	418	566
Total	$93,773	$103,394	$95,280

(1)	includes other commercial & industrial loans, taxable municipal loans.
(2)	includes commercial & residential construction loans.
(3)	includes commercial & residential real estate loans.
(4)	includes loans held for sale of $686,000, $1,326,000, and $188,000 for the year ending December 31, 2006, 2005, and 2004, respectively.

          FNB originates primarily residential and commercial real estate loans, commercial, construction, and consumer loans. FNB estimates that the majority of the loan portfolio is based in St. Joseph and Cass counties in southwestern Michigan. The ability of FNB's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the areas.

TABLE 7	Maturities of the Loan Portfolio by Loan Type

	December 31, 2006
(Dollars in Thousands)	Within One Year	One- Five Years	After Five Years	Total

Commercial(1)	$18,389	$41,175	$1,631	$61,195
Residential mortgage(2)	4,452	11,681	5,480	21,613
Consumer	461	2,216	8,288	10,965
	$23,302	$55,072	$15,399	$93,773

(1)	includes commercial real estate, commercial construction, other commercial & industrial loans, municipal loans
(2)	includes loans held for sale of $686,000 in the "within one year" column.

TABLE 8	Maturities of the Loan Portfolio by Rate Categories

	December 31, 2006
(Dollars in Thousands)	Within One Year	One- Five Years	After Five Years	Total

Loans:
Fixed Rate(1)	$11,956	$45,151	$7,299	$64,406
Variable Rate	11,346	9,921	8,100	29,367
	$23,302	$55,072	$15,399	$93,773

(1)	includes loans held for sale of $686,000 in the "within one year" column

          Credit risk is managed via specific credit approvals and monitoring procedures. FNB's internal and external loan review functions examine the loan portfolio on a periodic basis for compliance with credit policies and to assess the overall credit quality of the loan portfolio. These procedures provide management with information on an ongoing basis for setting appropriate direction and taking corrective action as needed.

          The construction and commercial real estate loan properties are located principally in FNB's local markets. Included are loans to various industrial and professional organizations. FNB believes that these portfolios are well diversified and do not present a significant risk to FNB Bank.

          Non-Performing Assets

          Non-performing assets include loans on which interest accruals have ceased, real estate acquired through foreclosure and loans past due 90 days or more and still accruing. Table 9 represents the levels of these assets at December 31, 2004 through 2006. Non-performing assets increased at December 31, 2006 as compared to 2005. Other Real Estate Owned increased $322,000 in 2006. The composition of Other Real Estate Owned is one commercial and one residential property totaling $346,000. The majority of the properties are residential and marketability is dependent on the real estate market. Non-performing loans increased by $1,841,000 as compared to December 31, 2005. Of that total, $300,000 was either paid off or charged off as of June 30, 2007 and is no longer on the books of FNB. The increase in other non-performing assets is the result of taking possession of a commercial real estate property and a residential real estate property in 2006. Non-accrual loans and loans past due over 90 days and still accruing interest increased during this period. This increase was due to one commercial credit being past due over 90 days and still on accrual and three commercial credits and one residential real estate credit being placed on non-accrual.

          The level and composition of non-performing assets are affected by economic conditions in FNB's local markets. Non-performing assets, charge-offs, and provisions for loan losses tend to decline in a strong economy and increase in a weak economy, potentially impacting FNB's operating results. In addition to non-performing loans, management carefully monitors other credits that are current in terms of principal and interest payments but, in management's opinion, may deteriorate in quality if economic conditions change.

TABLE 9	Non-Performing Assets and Past Due Loans

	December 31,
(Dollars in Thousands)	2006	2005	2004
Non-Performing Loans:
Loans Past Due 90 Days or More & Still Accruing	$450	$46	$8
Non-Accrual Loans	1,763	326	883
Total Non-Performing Loans	2,213	372	891
Other Non-Performing Assets:
Other Real Estate	346	24	90
Total Other Non-Performing Assets	346	24	90
Total Non-Performing Assets	$2,259	$396	$981
Non-Performing Loans as a % of Total Loans	2.36%	0.36%	0.93%
Non-Performing Assets as a % of Total Loans and Other Real Estate	2.73%	0.38%	1.03%
Allowance for Loan Losses as a % of Non-Performing Loans	57.21%	327.15%	133.11%
Accruing Loans Past Due 90 Days or More to Total Loans	0.48%	0.04%	0.01%
Non-performing Assets as a % of Total Assets	1.69%	0.27%	0.69%

          Table 10 reflects the allocation of the allowance for loan losses by loan type and is based upon ranges of estimates and is not intended to imply either limitations on the usage of the allowance or precision of the specific amounts. The entire allowance is available to absorb any future losses without regard to the category or categories in which the charged-off loans are classified. Table 10 also reflects the percentage ratio of outstanding loans by category to total loans at the end of each of the respective years.

TABLE 10	Allocation of the Allowance for Loan Losses

	2006		2005		2004
(Dollars in Thousands)	Amount	Loan %	Amount	Loan %	Amount	Loan %

Commercial and commercial real estate	$902	71%	$1,008	83%	$993	84%
Residential real estate mortgage	192	15%	24	2%	28	2%
Consumer	136	11%	66	5%	137	12%
Unallocated	36	3%	119	10%	28	2%
Total	$1,266	100%	$1,217	100%	$1,186	100%

          The following describes FNB's policy and related disclosures for impaired loans. FNB maintains an allowance for impaired loans. A loan is considered impaired when management determines it is probable that the principal and interest due under the contractual terms of the loan will not be collected. In most instances, impairment is measured based on the fair value of the underlying collateral. Impairment may also be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. Interest income on impaired non-accrual loans is recognized on a cash basis. Interest income on all other impaired loans is recorded on an accrual basis.

          Certain of FNB's non-performing loans included in Table 9 are considered impaired. FNB measures impairment on all large balance non-accrual commercial loans. Certain large balance accruing loans rated watch or lower are also measured for impairment. Impairment losses are believed to be adequately covered by the provision for loan losses. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment and include certain smaller balance commercial loans, consumer loans, residential real estate loans, and credit card loans, and are not included in the impaired loan data in the following paragraphs.

          At December 31, 2006, loans considered to be impaired totaled $1,287,000. Specific allowances totaling $225,000 were required for $771,000 in loan balances; the remaining impaired loans do not require specific reserves. The average recorded investment in impaired loans was $2,240,000 in 2006. The interest income recognized on impaired loans based on cash collections totaled $102,000 during 2006.

          At December 31, 2005, loans considered to be impaired totaled $569,000. Specific allowances totaling $125,000 were required for $182,000 in loan balances; the remaining impaired loans do not require specific reserves. The average recorded investment in impaired loans was $848,000 in 2005. The interest income recognized on impaired loans based on cash collections totaled $4,000 during 2005.

          FNB maintains policies and procedures to identify and monitor non-accrual loans. A loan is placed on non-accrual status when there is doubt regarding collection of principal or interest, or when principal or interest is past due 90 days or more. Interest accrued but not collected is reversed against income for the current quarter and charged to the allowance for loan losses for prior quarters when the loan is placed on non-accrual status.

          Deposits
TABLE 11	Deposits

	Years Ended December 31,
	2006		2005		2004
(Dollars in Thousands)	Balance	Rate(1)	Balance	Rate(1)	Balance	Rate(1)

Non-int. bearing demand	$18,059		$20,745		$20,208
Interest-bearing Demand	30,083	1.79%	15,789	0.65%	13,508	0.35%
Savings	29,136	1.83%	36,491	1.39%	36,348	0.74%
Time	52,208	3.87%	46,887	3.15%	46,894	2.91%
Total	$129,486	2.79%	$119,912	1.72%	$116,958	1.72%
________________________
(1)	Represents the average rates for the year.

          FNB's deposit balances and rates for the past three years are summarized in Table 11. Total deposits were 7.98% higher in 2006 as compared to 2005. Deposit growth was primarily in time deposit accounts, while non-interest bearing demand and savings deposits decreased. The decrease in non-interest bearing and savings was primarily from a shift in large classes of non-interest bearing deposits and savings deposits to interest bearing demand in 2006. Interest-bearing demand deposits comprised 23.23% of total deposits, savings deposits comprised 22.50% of total deposits, and time deposits comprised 40.32% of total deposits.

          As of December 31, 2006, certificates of deposit of $100,000 or more accounted for approximately 9.96% of total deposits compared to 9.08% at December 31, 2005. The maturities of all time deposits are summarized in Table 12.

TABLE 12	Maturity of Time Certificates of Deposit

	December 31,
(Dollars in Thousands)	2006	2005

One year or less	$40,111	$23,712
One year through three years	11,285	21,258
Over three years	812	1,917
Total	$52,208	$46,887

          Federal Income Taxes

          FNB's effective tax rate was 14.82% for 2006, 13.94% for 2005, and 22.20% for 2004. The principal difference between the effective tax rates and the statutory tax rate of 34% is FNB's investment in securities and loans, which provide income exempt from federal income tax. Additional information relating to federal income taxes is included in Note 11 to the Consolidated Financial Statements.

          Liquidity and Interest Rate Risk Management

          Asset/Liability management is designed to assure liquidity and reduce interest rate risks. The goal in managing interest rate risk is to maintain a strong and relatively stable net interest margin. It is the responsibility of the Asset/Liability Management Committee (ALCO) to set policy guidelines and to establish short-term and long-term strategies with respect to interest rate exposure and liquidity. The ALCO, which is comprised of key members of senior management, board representatives and a third-party ALCO consultant, meets regularly to review financial performance and soundness, including interest rate risk and liquidity exposure in relation to present and prospective markets, business conditions, and product lines. Accordingly, the committee adopts funding and balance sheet management strategies that are intended to maintain earnings, liquidity, and growth rates consistent with policy and prudent business standards. Liquidity maintenance, together with a solid capital base and strong earnings performance are key objectives of FNB. FNB's liquidity is derived from a strong deposit base comprised of individual and business deposits. Deposit accounts of customers in the mature market represent a substantial portion of deposits of individuals. FNB's deposit base plus other funding sources (federal funds purchased, other liabilities and shareholders' equity) provided primarily all funding needs in 2006, 2005, and 2004. While these sources of funds are expected to continue to be available to provide funds in the future, the mix and availability of funds will depend upon future economic and market conditions. FNB does not foresee any difficulty in meeting its funding requirements.

          Primary liquidity is provided through short-term investments or borrowings (including federal funds sold and purchased), while the security portfolio provides secondary liquidity along with FHLB advances. As of December 31, 2006, federal funds sold represented 3.70% of total assets, compared to 0% at the end of 2005. FNB regularly monitors liquidity to ensure adequate cash flows to cover unanticipated reductions in the availability of funding sources.

          Interest rate risk is managed by controlling and limiting the level of earnings volatility arising from interest rate movements. FNB regularly performs reviews and analyses of those factors impacting interest rate risk. Factors include maturity and re-pricing frequency of balance sheet components, impact of rate changes on interest margin and prepayment speeds, market value impacts of rate changes, and other issues. Both actual and projected performance, are reviewed, analyzed, and compared to policy and objectives to assure present and future financial viability.

          FNB had cash flows from financing activities resulting primarily from the inflow of demand and savings deposits and decrease of borrowings. In 2006, these deposits increased $4,252,000 and these borrowings decreased $4,367,000. Cash used by investing activities, inclusive of securities and loan transactions, was $2,839,000 in 2006 compared to cash used of $5,092,000 in 2005. The change in investing activities was due to the slower loan demand in 2006 compared to 2005 and more securities purchases in 2006 compared with 2005.

          The following table discloses information on the maturity of FNB's contractual long-term obligations as of December 31, 2006:

TABLE 13

(Dollars in Thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Time Deposits	$52,208	$40,111	$11,285	$812	$-
Short-term borrowings	-	-	-	-	-
FHLB advances	8,000	-	1,000	6,000	1,000
Revolving line of credit	-	-	-	-	-
Total	$60,208	$40,111	$12,285	$6,812	$1,000

          Capital Resources

          Management closely monitors capital levels to provide for current and future business needs and to comply with regulatory requirements. Regulations prescribed under the Federal Deposit Insurance Company Improvement Act of 1991 have defined "well capitalized" institutions as those having total risk-based ratios, tier 1 risk-based capital ratios and tier 1 leverage ratios of at least 10%, 6%, and 5%, respectively. In addition, FNB is subject to higher capital minimums per our Formal Agreement with the OCC. Per the Formal Agreement, FNB must maintain total risk-based capital ratio of 12.25% and tier 1 leverage ratio of 8.25%. At December 31, 2006, and on a consistent basis, FNB was in excess of the minimum capital and leverage ratios required by the Formal Agreement.

          Total stockholders' equity rose 2.3% to $12,379,000 at December 31, 2006, compared with $12,100,000 at December 31, 2005. FNB's equity to asset ratio was 8.19% at December 31, 2006, compared to 8.31% at December 31, 2005. The increase in equity in 2006 resulted from retained earnings (net income in excess of dividends) and a decrease in other comprehensive loss. In 2006, FNB declared $0.88 per share in dividends, compared to $0.88 paid in 2005.

          At December 31, 2006, FNB's tier 1 and total risk-based capital ratios were 11.57% and 12.75%, respectively, compared with 11.43% and 12.55% in 2005. The increase in the risk-based capital ratios was largely due to growth in earnings at FNB Bank. FNB's tier 1 leverage ratio was 8.48% at December 31, 2006 compared with 8.65% at December 31, 2005.

          Critical Accounting Policies and Estimates

          The Management's Discussion and Analysis of financial condition and results of operations are based on FNB's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, and actual results could differ from those estimates.

          The allowance for loan losses is maintained at a level we believe is adequate to absorb probable losses identified and inherent in the loan portfolio. Our evaluation of the adequacy of the allowance for loan losses is an estimate based on reviews of individual loans, assessments of the impact of current and anticipated economic conditions on the portfolio, and historical loss experience. The allowance for loan losses represents management's best estimate, but significant downturns in circumstances relating to loan quality or economic conditions could result in a requirement for an increased allowance for loan losses in the near future. Likewise, an upturn in loan quality or improved economic conditions may result in a decline in the required allowance for loan losses. In either instance, unanticipated changes could have a significant impact on operating earnings.

          The allowance for loan losses is increased through a provision charged to operating expense. Uncollectible loans are charged-off through the allowance for loan losses. Recoveries of loans previously charged-off are added to the allowance for loan losses. A loan is considered impaired when it is probable that contractual interest and principal payments will not be collected either for the amounts or by the dates as scheduled in the loan agreement.

          Off-Balance-Sheet Items

          Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment. Amount of commitments are included in Note 18 to the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

          FNB faces market risk to the extent that both earnings and the fair value of its financial instruments are affected by changes in interest rates. FNB uses asset/liability modeling to monitor market risk, which is primarily comprised of its vulnerability to interest rate risk. Throughout 2006, the results of these measurement techniques were within FNB's policy guidelines. FNB does not believe that there has been a material change in the nature of FNB's substantially influenced market risk exposures, including the categories of market risk to which FNB is exposed and the particular markets that present the primary risk of loss to FNB, or in how those exposures were managed in 2006 compared to 2005.

          FNB's market risk exposure is mainly comprised of its vulnerability to interest rate risk. Prevailing interest rates and interest rate relationships in the future will be primarily determined by market factors, which are outside of FNB's control. However, FNB can control how it reacts to the market and may set rates (primarily deposit rates) at levels other than market, depending on funding needs.

          Interest Rate Sensitivity Management

          Interest rate sensitivity management seeks to maximize net interest income as a result of changing interest rates, within prudent ranges of risk. FNB attempts to accomplish this objective by structuring the balance sheet so that re-pricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these re-pricing opportunities at any point in time constitute a bank's interest rate sensitivity. FNB currently does not utilize derivatives in managing interest rate risk.

          FNB monitors interest rate risk through the ALCO process. FNB measures both short and long-term interest rate risk. Measurement is accomplished primarily through review of the Earnings at Risk (IRR) models for short-term risk management and the Economic Value of Equity (EVE) models for long-term risk management.

          The IRR model measures the change in net interest income over a one-year period for various changes in rates. Rate changes are assumed to occur periodically (typically quarterly) throughout the year, rather than all at once. The EVE model measures the change in the market value of equity due to an immediate and parallel change in rates at various rate change levels. Table 14 summarizes the potential impact to FNB's net interest income and market value of equity in a 100 and 200 basis point changes in rates. FNB was within policy guidelines for all of 2006 and 2005.

TABLE 14	Sensitivity to Changes in Interest Rates

	December 31, 2006
(Dollars in Thousands)	Net Interest Income	Percent Change	Market Value of Equity	Percent Change

Change in Interest Rates
200 basis point rise	$5,704	4.54%	$16,170	-7.93%
100 basis point rise	5,574	2.17%	16,919	-3.67%
Base case scenario	5,456	-%	17,563	-%
100 basis point decline	5,317	-2.54%	17,811	1.41%
200 basis point decline	5,131	-5.95%	17,634	0.40%

	December 31, 2005
(Dollars in Thousands)	Net Interest Income	Percent Change	Market Value of Equity	Percent Change

Change in Interest Rates
200 basis point rise	$5,947	0.83%	$16,235	-0.14%
100 basis point rise	5,902	0.08%	16,295	0.23%
Base case scenario	5,898	-%	16,257	-%
100 basis point decline	5,894	-0.07%	15,956	-1.85%
200 basis point decline	5,731	-2.83%	15,189	-6.57%

          FNB is asset sensitive, meaning that if rates increase, net interest income will increase. Conversely, if rates decrease, net interest income will decrease. FNB continues to work to reduce such sensitivity through its ALCO function.

FNB Financial Corporation Common Stock

          Table 15 shows the dividends per share declared for each quarter of 2006 and 2005. As of August 15, 2007, there were 369 shareholders of record.
TABLE 15	Dividends Declared

Years	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total Dividends Declared for Year

2006	$0.22	$0.22	$0.22	$0.22	$0.88

2005	0.22	0.22	0.22	0.22	0.88

Forward-Looking Statements

          This discussion and analysis of financial condition and results of operations, and other sections of the Consolidated Financial Statements and this proxy statement - prospectus, contain forward looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and about FNB itself. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "is likely," "plans," "projects," variations of such words and similar expressions are intended to identify such forward looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors"), which are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecast in such forward-looking statements. FNB undertakes no obligation to update, amend or clarify forward-looking statements as a result of new information, future events, or otherwise.

          Future Factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement include, but are not limited to, changes in interest rate and interest rate relationships, demands for products and services, the degree of competition by traditional and non-traditional competitors, changes in banking laws or regulations, changes in tax laws, change in prices, the impact of technological advances, government and regulatory policy changes, the outcome of pending and future litigation and contingencies, trends in customer behavior as well as their ability to repay loans, and the local and national economy.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

          On September 17, 2003, FNB engaged BKD, LLP as its independent auditors. During the two fiscal years ended December 31, 2006 and December 31, 2005, and through June 30, 2007, there were no "disagreements" (as that term is defined in Item 304(a)(1)(iv) of Regulations S-K issued under the Exchange Act, and its related instructions) between FNB and BKD on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of BKD, would have caused BKD to make reference to the subject matter of the disagreement in connection with its reports.

          During the two fiscal years ended December 31, 2006 and 2005 and through June 30, 2007, there were no transactions or events similar to those defined in Item 304(a)(1)(v) of Regulations S-K issued under the Exchange Act (and its related instructions) between FNB and BKD.

FNB FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
June 30, 2007 and December 31, 2006

	June 30, 2007 (Unaudited)	December 31, 2006
Assets
Cash and due from banks	$4,321,928	$4,355,333
Interest-bearing demand deposits	68,909	102,468
Federal funds sold	6,400,119	5,597,663
Cash and cash equivalents	10,790,956	10,055,464
Available-for-sale securities	39,564,928	40,084,583
Loans held for sale	986,875	686,288
Loans, net of allowance for loan losses of $1,387,182 and $1,266,134 at June 30, 2007 and December 31, 2006	85,343,111	91,821,242
Premises and equipment	2,760,688	2,928,507
Federal Reserve and Federal Home Loan Bank stock	923,100	923,100
Life insurance contracts	2,260,383	2,217,483
Interest receivable	870,415	1,000,412
Other assets	1,681,897	1,454,797

Total assets	$145,182,353	$151,171,876

Liabilities and Stockholders' Equity

Liabilities
Deposits
Noninterest-bearing demand	$17,442,288	$18,059,000
Savings, NOW and money market	54,795,954	59,219,328
Time	50,626,523	52,208,093
Total deposits	122,864,765	129,486,421
Short-term borrowings	150,000	-
Long-term borrowings	8,000,000	8,000,000
Interest payable	297,495	306,325
Shares subject to mandatory redemption	-	48,975
Other liabilities	1,337,027	951,565

Total liabilities	132,649,287	138,793,286

Stockholders' Equity
Preferred stock, no par value, authorized 100,000 shares; none issued and outstanding
Common stock, $1 par value; authorized 1,000,000 shares; issued and outstanding June 30, 2007 - 573,339 shares, December 31, 2006 - 574,839	573,339	574,839
Additional paid-in capital	468,000	468,000
Retained earnings	11,845,749	11,508,379
Shares subject to mandatory redemption	-	(48,975)
Accumulated other comprehensive loss	(354,022)	(123,653)

Total stockholders' equity	12,533,066	12,378,590

Total liabilities and stockholders' equity	$145,182,353	$151,171,876

See Notes to Consolidated Financial Statements.

FNB FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Three and Six Months Ended June 30, 2007 and 2006

	Three Months Ended June 30, 2007 (Unaudited)	Three Months Ended June 30, 2006 (Unaudited)	Six Months Ended June 30, 2007 (Unaudited)	Six Months Ended June 30, 2006 (Unaudited)
Interest and Dividend Income
Loans	$1,637,862	$1,872,912	$3,349,755	$3,719,927
Securities
Taxable	366,618	177,931	722,847	357,451
Tax-exempt	96,079	92,607	191,025	176,549
Federal funds sold	52,841	32,209	133,009	53,598
Dividends on Federal Home Loan and
Federal Reserve Bank stock	8,385	14,651	20,920	29,915
Deposits with financial institutions	770	857	1,796	1,471

Total interest and dividend income	2,162,555	2,191,167	4,419,352	4,338,911

Interest Expense
Deposits	825,115	692,252	1,677,581	1,337,723
Short-term borrowings	3,875	-	7,188	1,716
Long-term borrowings	90,900	95,855	180,801	196,498

Total interest expense	919,890	788,107	1,865,570	1,535,937

Net Interest Income	1,242,665	1,403,060	2,553,782	2,802,974

Provision for Loan Losses	120,000	120,000	270,000	240,000

Net Interest Income After Provision
for Loan Losses	1,122,665	1,283,060	2,283,782	2,562,974

Noninterest Income
Fiduciary activities	121,465	99,871	219,777	207,598
Service charges on deposit accounts	269,186	272,992	510,615	528,856
Other customer fees	85,407	81,873	170,355	161,757
Net gains on loan sales	20,899	77,918	50,156	160,144
Other	188,056	155,766	327,139	255,464

Total noninterest income	685,013	688,420	1,278,042	1,313,819

Noninterest Expense
Salaries and employee benefits	729,835	688,063	1,449,491	1,383,268
Net occupancy expense	103,563	120,022	222,672	236,062
Equipment expense	124,943	123,468	244,202	248,225
Professional fees	173,532	53,514	242,195	113,558
Other	536,739	500,898	988,571	948,995

Total noninterest expense	1,668,612	1,485,965	3,147,131	2,930,108

Income Before Income Tax	139,066	485,515	414,693	946,685

Provision (Credit) for Income Taxes	(12,666)	128,108	29,848	245,296

Net Income	$151,732	$357,407	$384,845	$701,389

Basic Earnings Per Share	$0.26	$0.62	$0.67	$1.21

Weighted-Average Shares Outstanding	$573,339	$578,743	$573,339	$578,743

See Notes to Consolidated Financial Statements.

FNB FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2006 and Six Months Ended June 30, 2007

	Common Stock		Additional Paid-in	Compre- hensive	Shares Subject to Mandatory	Retained	Accumulated Other Compre- hensive
	Shares	Amount	Capital	Income	Redemption	Earnings	Loss	Total

Balance, January 1, 2006	581,843	$ 581,843	$ 468,000		$(104,520)	$11,467,522	$ (313,108)	$12,099,737

Comprehensive income
Net income				$ 774,180		774,180		774,180
Other comprehensive income, net of tax, unrealized gain on available-for-sale securities, net of reclassification adjustment				189,455			189,455	189,455
Total comprehensive income				$ 963,635
Change in shares subject to mandatory redemption					(146,925)			(146,925)
Redemption of stock	(7,004)	(7,004)			202,470	(227,133)		(31,667)
Cash dividends ($.88 per share)						(506,190)		(506,190)

Balance, December 31, 2006	574,839	$ 574,839	$ 468,000		$ (48,975)	$11,508,379	$ (123,653)	$12,378,590

Comprehensive income
Net income (unaudited)				$ 384,845		384,845		384,845
Other comprehensive loss, net of tax, unrealized loss on available-for-sale securities, net of reclassification adjustment (unaudited)				(230,369)			(230,369)	(230,369)
Total comprehensive income (unaudited)				$ 154,476
Redemption of stock (unaudited)	(1,500)	(1,500)			48,975	(47,475)

Balance, June 30, 2007 (unaudited)	573,339	$ 573,339	$ 468,000		$ 0	$11,845,749	$ (354,022)	$12,533,066

See Notes to Consolidated Financial Statements.

FNB FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Six Months Ended June 30, 2007 and 2006

	June 30, 2007 (Unaudited)	June 30, 2006 (Unaudited)
Operating Activities
Net income	$384,845	$701,389
Items not requiring (providing) cash
Depreciation and amortization	194,459	208,012
Provision for loan losses	270,000	240,000
Amortization of premiums on securities, net	16,256	62,504
Loan fees and costs amortization, net	23,499	37,571
Amortization of mortgage servicing rights	48,179	44,079
Increase in cash value of life insurance contracts	(42,900)	(42,623)
Loss on abandonment of premises and equipment	439	4,771
Proceeds from sale of loans held for sale	2,077,015	6,383,558
Originations of loans held for sale	(2,327,446)	(5,315,737)
Gain from sale of loans	(50,156)	(107,983)
Changes in
Interest receivable	129,997	(76,483)
Other assets	201,072	166,512
Interest payable	(8,830)	28,102
Other liabilities	385,462	250,131

Net cash provided by operating activities	1,301,889	2,583,803

Investing Activities
Purchases of available-for-sale securities	(7,690,499)	(2,680,622)
Proceeds from maturities and calls of available-for-sale securities	7,844,878	2,272,276
Net change in loans	5,826,932	4,569,086
Purchase of premises and equipment	(27,079)	(193,468)

Net cash provided by investing activities	5,954,232	3,967,272

Financing Activities
Net increase (decrease) in demand deposits, money market,
NOW and savings accounts	(5,040,086)	307,050
Net increase (decrease) in certificates of deposit	(1,581,570)	1,083,338
Net increase (decrease) in short-term borrowings	150,000	(2,366,994)
Repayment of long-term borrowings	-	(1,000,000)
Redemption of stock	(48,975)	(153,623)
Dividends paid	-	(254,360)

Net cash used in financing activities	(6,520,628)	(2,384,589)

Increase in Cash and Cash Equivalents	735,493	4,166,486

Cash and Cash Equivalents, Beginning of Year	10,055,464	5,057,833

Cash and Cash Equivalents, End of Year	$10,790,956	$9,224,319

Supplemental Cash Flows Information
Interest paid	$1,867,961	$1,507,835
Income taxes paid	131,278	10,815
Noncash investing activity, transfer of loans to foreclosed assets held for sale	357,700	-

See Notes to Consolidated Financial Statements.

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands)

Basis of Presentation

The financial statements of FNB Financial Corporation (Corporation) include the consolidation of its wholly owned subsidiary The First National Bank of Three Rivers. These interim financial statements are unaudited and do not include all disclosures normally provided with annual financial statements. These interim statements should be read in conjunction with the Corporation's annual financial statements and footnotes for the year ended December 31, 2006.

In the opinion of management, these statements reflect all adjustments (consisting of normal recurring adjustments) which are necessary for a fair presentation for the interim periods. The annualized results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results expected for the full year ending December 31, 2007.

Securities

The amortized cost and approximate fair values of securities are as follows:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value

Available-for-Sale Securities
June 30, 2007
U.S. government agencies	$11,678	$-	$143	$11,535
Mortgage-backed securities	9,581	24	196	9,409
Collateralized mortgage obligations	6,579	1	84	6,496
State and political subdivisions	12,263	48	186	12,125

	$40,101	$73	$609	$39,565

December 31, 2006
U.S. government agencies	$11,172	$24	$100	$11,096
Mortgage-backed securities	9,150	14	142	9,022
Collateralized mortgage obligations	6,915	17	1	6,931
State and political subdivisions	13,035	126	125	13,036

	$40,272	$181	$368	$40,085

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Table Dollar Amounts in Thousands)

Loans and Allowance for Loan Losses

Categories of loans at June 30, 2007 and December 31, 2006 include:
	June 30, 2007	December 31, 2006

Commercial and industrial loans	$17,887	$18,023
Real estate loans (includes $1,173 and $3,876 secured by farmland)	59,736	65,638
Construction loans	3,566	3,446
Agricultural production financing and other loans to farmers	1,176	1,457
Individuals' loans for household and other personal expenditures	2,657	2,796
Tax-exempt loans	1,701	1,717
Other	7	10

Total loans	86,730	93,087

Less
Allowance for loan losses	(1,387)	(1,266)

Net loans	$85,343	$91,821

Activity in the allowance for loan losses was as follows:
	June 30, 2007	June 30, 2006

Balance, beginning of year	$1,266	$1,217
Provision charged to expense	270	240
Recoveries of loans	23	37
Loans charged off	(172)	(170)

Balance, end of period	$1,387	$1,324

Sale of Corporation

On April 17, 2007, the Corporation announced that it has signed a definitive agreement to sell 100% of the common stock of the Corporation to Southern Michigan Bancorp, Inc. (Southern). Shareholders will have the election to receive, in exchange for each share of FNB common stock, either $45.35 in cash or 1.87 shares of Southern common stock (plus cash in lieu of any fractional share), or a combination of both, although the individual shareholder election may be subject to proration if the result of the aggregate elections differ from the prescribed maximum ratio of 50% cash and 50% stock for the total transaction. Completion of the transaction is expected during the fourth quarter of 2007, pending the Corporation's stockholder, regulatory, and other necessary approvals.

The agreement contains provisions for a termination fee of $1,000,000 payable by the Corporation to Southern if certain events or transactions described in the plan of merger occur and either (i) a party other than Southern acquires beneficial ownership of 25% or more of the then outstanding shares of the Corporation's common stock, or (ii) without Southern's prior written consent, the Corporation enters into an agreement with a party other than Southern involving (a) a merger, consolidation, share exchange, tender offer, exchange offer, sale of shares, or similar business combination of the Corporation or any of its subsidiaries, (b) a purchase, lease, or other acquisition of all or substantially all of the assets or deposits of the Corporation or any of its subsidiaries, (c) a purchase or other acquisition of securities representing 10% or more of the voting power of the Corporation or any of its subsidiaries, or (d) any substantially similar transaction. Southern is not entitled to the fee if certain events or transactions described in the plan of merger occur, such as completion of the merger.

Independent Accountants' Report

Board of Directors and Stockholders
FNB Financial Corporation
Three Rivers, Michigan

We have audited the accompanying consolidated balance sheets of FNB Financial Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FNB Financial Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

February 17, 2007, except for Note 19 as to
   which the date is August 23, 2007

200 E. Main Street, Suite 700          Fort Wayne, IN 46802-1900          260 460-4000          Fax 260 426-2235

FNB FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
December 31, 2006 and 2005

	2006	2005
ASSETS
Cash and due from banks	$4,355,333	$4,986,185
Interest-bearing demand deposits	102,468	71,648
Federal funds sold	5,597,663	-
Cash and cash equivalents	10,055,464	5,057,833
Available-for-sale securities	40,084,583	29,620,984
Loans held for sale	686,288	1,326,237
Loans, net of allowance for loan losses of $1,266,134 and $1,217,433 at December 31, 2006 and 2005	91,821,242	100,851,011
Premises and equipment	2,928,507	3,124,516
Federal Reserve and Federal Home Loan Bank stock	923,100	1,148,300
Life insurance contracts	2,217,483	2,132,510
Interest receivable	1,000,412	865,402
Other assets	1,454,797	1,537,052
Total assets	$151,171,876	$145,663,845

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits
Noninterest-bearing demand	$18,059,000	$20,744,829
Savings, NOW and money market	59,219,328	52,281,027
Time	52,208,093	46,886,567
Total deposits	129,486,421	119,912,423
Short-term borrowings	-	2,366,994
Long-term borrowings	8,000,000	10,000,000
Interest payable	306,325	220,364
Shares subject to mandatory redemption	48,975	104,520
Other liabilities	951,565	959,807
Total liabilities	138,793,286	133,564,108

Stockholders' Equity
Preferred stock, no par value, authorized 100,000 shares; none issued and outstanding
Common stock, $1 par value; authorized 1,000,000 shares; issued and outstanding 2006 - 574,839 shares, 2005 - 581,843 shares	574,839	581,843
Additional paid-in capital	468,000	468,000
Retained earnings	11,508,379	11,467,522
Shares subject to mandatory redemption	(48,975)	(104,520)
Accumulated other comprehensive loss	(123,653)	(313,108)
Total stockholders' equity	12,378,590	12,099,737
Total liabilities and stockholders' equity	$151,171,876	$145,663,845

See Notes to Consolidated Financial Statements.

FNB FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2006 and 2005
	2006	2005
Interest and Dividend Income
Loans	$7,350,402	$6,535,915
Securities
Taxable	766,847	730,230
Tax-exempt	433,543	393,936
Federal funds sold	154,115	49,232
Dividends on Federal Home Loan and Federal Reserve Bank stock	53,308	50,173
Deposits with financial institutions	3,767	1,634
Total interest and dividend income	8,761,982	7,761,120

Interest Expense
Deposits	2,908,510	2,055,613
Short-term borrowings	1,716	20,467
Long-term borrowings	392,145	409,716
Total interest expense	3,302,371	2,485,796

Net Interest Income	5,459,611	5,275,324

Provision for Loan Losses	1,195,000	285,000

Net Interest Income After Provision for Loan Losses	4,264,611	4,990,324

Noninterest Income
Fiduciary activities	385,348	435,401
Service charges on deposit accounts	1,057,080	959,957
Other customer fees	324,607	256,617
Net gains on loan sales	262,487	301,986
Net realized gains on sales of available-for-sale securities	5,995	1,957
Net losses on disposal of fixed assets	(9,248)	(1,207)
Other	525,961	496,755
Total noninterest income	2,552,230	2,451,466

Noninterest Expense
Salaries and employee benefits	2,794,172	2,764,643
Pension expense	-	898,665
Net occupancy expense	461,759	432,033
Equipment expense	493,039	506,556
Professional fees	306,055	251,884
Other	1,852,961	1,874,544
Total noninterest expense	5,907,986	6,728,325

Income Before Income Tax	908,855	713,465

Provision for Income Taxes	134,675	99,471

Net Income	$774,180	$613,994

Basic Earnings Per Share	$1.35	$1.05

Weighted-Average Shares Outstanding	575,440	582,814

See Notes to Consolidated Financial Statements.

FNB FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Year Ended December 31, 2006 and 2005

	Common Stock		Additional Paid-in	Compre- hensive	Shares Subject to Mandatory	Retained	Accumulated Other Compre- hensive
	Shares	Amount	Capital	Income	Redemption	Earnings	Loss	Total

Balance, January 1, 2005	587,813	$ 587,813	$ 468,000		$ -	$11,562,825	$ (410,217)	$12,208,421

Comprehensive income
Net income				$ 613,994		613,994		613,994
Other comprehensive loss, net of tax, unrealized loss on available-for-sale securities, net of reclassification adjustment				(366,317)			(366,317)	(366,317)
Minimum pension liability adjustment				463,426			463,426	463,426
Total comprehensive income				$ 711,103
Redemption of stock	(5,970)	(5,970)				(195,061)		(201,031)
Change in shares subject to mandatory redemption					(104,520)			(104,520)
Cash dividends ($.88 per share)						(514,236)		(514,236)

Balance, December 31, 2005	581,843	581,843	468,000		(104,520)	11,467,522	(313,108)	12,099,737

Comprehensive income
Net income				$ 774,180		774,180		774,180
Other comprehensive income, net of tax, unrealized gain on available-for-sale securities, net of reclassification adjustment				189,455			189,455	189,455
Total comprehensive income				$ 963,635
Change in shares subject to mandatory redemption					(146,925)			(146,925)
Redemption of stock	(7,004)	(7,004)			202,470	(227,133)		(31,667)
Cash dividends ($ .88 per share)						(506,190)		(506,190)

Balance, December 31, 2006	574,839	$ 574,839	$ 468,000		$ (48,975)	$11,508,379	$ (123,653)	$12,378,590

See Notes to Consolidated Financial Statements.

FNB FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
Operating Activities
Net income	$774,180	$613,994
Items not requiring (providing) cash
Depreciation and amortization	415,006	433,344
Provision for loan losses	1,195,000	285,000
Amortization of premiums on securities, net	89,695	187,308
Loan fees and costs amortization, net	67,360	38,881
Amortization of mortgage servicing rights	96,112	103,717
Deferred income taxes	(4,886)	(35,105)
Net realized gains on available-for-sale securities	(5,995)	(1,957)
Increase in cash value of life insurance contracts	(84,973)	(87,930)
Loss on sale of premises and equipment	9,248	1,225
Federal Home Loan Bank stock dividends	-	(22,900)
Gain on sale of foreclosed assets	(3,438)	(68,642)
Proceeds from sale of loans held for sale	10,684,220	12,311,742
Originations of loans held for sale	(9,781,784)	(13,148,093)
Gain from sale of loans	(262,487)	(301,986)
Changes in
Interest receivable	(135,010)	(148,705)
Other assets	211,508	(248,279)
Interest payable	85,961	28,974
Other liabilities	(8,242)	83,668
Net cash provided by operating activities	3,341,475	24,256
Investing Activities
Purchases of available-for-sale securities	(15,678,040)	(4,365,111)
Proceeds from maturities of available-for-sale securities	4,026,775	6,263,508
Proceeds from the sales of available-for-sale securities	1,390,995	514,880
Net change in loans	7,421,059	(7,505,486)
Proceeds from sale of foreclosed assets	27,438	371,342
Proceeds from sale of FHLB stock	225,200	-
Purchase of premises and equipment	(228,948)	(859,575)
Proceeds from sales of premises and equipment	5,000	1,000
Net cash used in investing activities	(2,810,521)	(5,579,442)
Financing Activities
Net increase in demand deposits, money market, NOW and savings accounts	4,252,472	2,962,406
Net increase (decrease) in certificates of deposit	5,321,526	(7,782)
Net increase (decrease) in short-term borrowings	(2,366,994)	171,625
Repayment of long-term borrowings	(2,000,000)	-
Redemption of stock	(234,137)	(201,031)
Dividends paid	(506,190)	(514,236)
Net cash provided by financing activities	4,466,677	2,410,982
Increase (Decrease) in Cash and Cash Equivalents	4,997,631	(3,144,204)
Cash and Cash Equivalents, Beginning of Year	5,057,833	8,202,037
Cash and Cash Equivalents, End of Year	$10,055,464	$5,057,833
Supplemental Cash Flows Information
Interest paid	$3,216,410	$2,456,822
Income taxes paid	66,395	187,107
Noncash investing activity, transfer of loans to foreclosed assets held for sale	346,351	236,700

See Notes to Consolidated Financial Statements.

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

Note 1:   Nature of Operations and Summary of Significant Accounting Policies

   Nature of Operations

FNB Financial Corporation (Corporation) is a bank holding company whose principal activity is the ownership and management of its wholly owned subsidiary, The First National Bank of Three Rivers (Bank). The Bank is primarily engaged in providing a full range of banking and financial services to individual and corporate customers in the southwest region of the state of Michigan. The Bank is subject to competition from other financial institutions. The Bank is subject to the regulation of certain federal and state agencies and undergoes periodic examinations by those regulatory authorities.

   Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and the Bank (collectively, Company). All significant intercompany accounts and transactions have been eliminated in consolidation.

   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties.

   Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

   Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

   Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

   Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well-secured and in the process of collection.

Discounts and premiums on purchased residential real estate loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Discounts and premiums on purchased consumer loans are recognized over the expected lives of the loans using methods that approximate the interest method.

   Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment measurements.

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

   Premises and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets.

   Federal Reserve and Federal Home Loan Bank Stock

Federal Reserve and Federal Home Loan Bank stock are required investments for institutions that are members of the Federal Reserve and Federal Home Loan Bank systems. The required investment in the common stock is based on a predetermined formula.

   Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net income or expense from foreclosed assets.

   Intangible Assets

Intangible assets are amortized on the straight-line basis over periods ranging from 10 to 15 years. Such assets are periodically evaluated as to the recoverability of their carrying value.

   Mortgage Servicing Rights

Mortgage servicing rights on originated loans that have been sold are capitalized by allocating the total cost of the mortgage loans between the mortgage servicing rights and the loans based on their relative fair values. Capitalized servicing rights are amortized in proportion to and over the period of estimated servicing revenue. Impairment of mortgage-servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. For purposes of measuring impairment, the rights are stratified based on the predominant risk characteristics of the underlying loans. The predominant characteristic currently used for stratification is type of loan. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights for a stratum exceed their fair value.

   Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its subsidiary.

   Earnings Per Share

Earnings per share have been computed based upon the weighted-average common shares outstanding during each year.

   Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 financial statement presentation. These reclassifications had no effect on net income.

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

Note 2:   FDIC One-Time Assessment Credit

Effective November 17, 2006, the FDIC implemented a one-time credit of $4.7 billion to eligible institutions. The purpose of the credit is to recognize contributions made by certain institutions to capitalize the Bank Insurance Fund and Savings Association Insurance Fund, which have now been merged into the Deposit Insurance Fund. The Bank is an eligible institution and has received notice from the FDIC that its share of the credit is $128,706. This amount is not reflected in the accompanying financial statements as it represents contingent future credits against future insurance assessment payments. As such, the timing and ultimate recoverability of the one-time credit may change.

Note 3:   Restriction on Cash and Due from Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2006, was $1,132,000.

Note 4:   Securities

The amortized cost and approximate fair values of securities are as follows:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Available-for-Sale Securities
December 31, 2006
U.S. government agencies	$11,172	$24	$100	$11,096
Mortgage-backed securities	9,150	14	142	9,022
Collateralized mortgage obligations	6,915	17	1	6,931
State and political subdivisions	13,035	126	125	13,036
	$40,272	$181	$368	$40,085
December 31, 2005
U.S. government agencies	$9,724	$-	$196	$9,528
Mortgage-backed securities	9,531	10	247	9,294
Collateralized mortgage obligations	386	2	-	388
State and political subdivisions	10,454	117	160	10,411
	$30,095	$129	$603	$29,621

The amortized cost and fair value of available-for-sale securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.
	Amortized Cost	Fair Value
Within one year	$6,910	$6,853
One to five years	9,873	9,764
Five to ten years	7,173	7,261
After ten years	251	254
	24,207	24,132
Mortgage-backed securities and collateralized mortgage obligations	16,065	15,953

Totals	$40,272	$40,085

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

The carrying value of securities pledged as collateral, to secure public deposits and for other purposes, was approximately $1,111,000 at December 31, 2006 and $8,005,000 at December 31, 2005.

Proceeds from sales of securities available for sale during 2006 and 2005 were $1,390,996 and $514,880, respectively. Gross gains of $5,995 and $1,957 resulting from sales of available-for-sale securities were realized for 2006 and 2005, respectively. There were no realized losses for 2006 or 2005.

Certain investments in debt securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2006 and 2005, was approximately $23,606,000 and $24,687,000, respectively, which is approximately 59% and 83% of the Bank's available-for-sale investment portfolio. These declines primarily resulted from recent increases in market interest rates.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary.

Should the impairment of any of these securities become other than temporary, the cost basis of the investment will be reduced and the resulting loss recognized in net income in the period the other-than-temporary impairment is identified.

The following table shows the investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 and 2005:
	2006
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$994	$5	$7,096	$95	$8,090	$100
Mortgage-backed securities	43	-	6,328	142	6,371	142
Collateralized mortgage obligations	2,470	1	-	-	2,470	1
State and political subdivisions	702	2	5,973	123	6,675	125
Total temporarily impaired securities	$4,209	$8	$19,397	$360	$23,606	$368

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

	2005
	Less than 12 Months		12 Months or More		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$4,152	$43	$5,376	$153	$9,528	$196
Mortgage-backed securities	1,187	8	7,211	239	8,398	247
State and political subdivisions	3,511	45	3,250	115	6,761	160
Total temporarily impaired securities	$8,850	$96	$15,837	$507	$24,687	$603

Note 5:   Loans and Allowance for Loan Losses

Categories of loans at December 31 include:
	2006	2005

Commercial and industrial loans	$18,023	$19,585
Real estate loans (includes $3,876 and $4,148 secured by farmland)	65,638	71,301
Construction loans	3,446	4,145
Agricultural production financing and other loans to farmers	1,457	1,611
Individuals' loans for household and other personal expenditures	2,796	3,207
Tax-exempt loans	1,717	1,801
Other	10	418

Total loans	93,087	102,068

Less
Allowance for loan losses	(1,266)	(1,217)

Net loans	$91,821	$100,851

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

Activity in the allowance for loan losses was as follows:
	2006	2005

Balance, beginning of year	$1,217	$1,186
Provision charged to expense	1,195	285
Recoveries of loans	52	56
Loans charged off	(1,198)	(310)

Balance, end of year	$1,266	$1,217

Impaired loans totaled approximately $1,287,000 and $569,000 at December 31, 2006 and 2005, respectively. An allowance for loan losses of $225,000 and $125,000 relates to impaired loans of $771,000 and $182,000, at December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, impaired loans of $516,000 and $387,000, respectively, had no related allowance for loan losses.

During 2006, interest on impaired loans of $107,046 was recognized on an accrual basis and $102,018 was recognized on a cash basis. During 2005, interest on impaired loans of $3,676 was recognized on both the cash and accrual basis. Average impaired loans for 2006 and 2005 were $2,240,000 and $848,000, respectively.

At December 31, 2006 and 2005, accruing loans delinquent 90 days or more totaled approximately $450,000 and $46,000, respectively. Nonaccruing loans at December 31, 2006 and 2005, were approximately $1,763,000 and $326,000, respectively.

Note 6:   Premises and Equipment

Major classifications of premises and equipment, stated at cost, are as follows:
	2006	2005

Land and improvements	$1,009	$1,006
Buildings and improvements	2,833	2,844
Equipment	3,341	3,379

	7,183	7,229
Less accumulated depreciation	(4,254)	(4,104)

Net premises and equipment	$2,929	$3,125

Note 7:   Loan Servicing

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balance of mortgage loans serviced for others were approximately $58,799,000 and $54,975,000 at December 31, 2006 and 2005, respectively.

Custodial escrow balances maintained in connection with loan servicing, and included in demand deposits, were approximately $191,000 and $494,000 at December 31, 2006 and 2005, respectively.

The aggregate fair value of capitalized mortgage servicing rights at December 31, 2006 and 2005, totaled approximately $574,000 and $ 477,000. Comparable market values and a valuation model that calculates the present value of future cash flows were used to estimate fair value. For purposes of measuring impairment,

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

risk characteristics including product type, investor type and interest rates, were used to stratify the originated mortgage servicing rights.
	2006	2005
Mortgage servicing rights
Balance, beginning of year	$370	$374
Servicing rights capitalized	86	100
Amortization of servicing rights	(96)	(104)

	360	370
Valuation allowance	-	-

Balance, end of year	$360	$370

Note 8:   Interest-Bearing Deposits

Interest-bearing deposits in denominations of $100,000 or more were approximately $44,346,000 on December 31, 2006 and $36,757,000 on December 31, 2005.

At December 31, 2006, the scheduled maturities of time deposits are as follows:
2007	$40,111
2008	7,645
2009	2,294
2010	1,346
2011	812

$52,208

Included in certificates of deposits are brokered certificates with balances of approximately $2,830,000 and $3,704,000 on December 31, 2006 and 2005, respectively.

Note 9:   Short-Term Borrowings

Short-term borrowings included the following at December 31:
	2006	2005

Securities sold under repurchase agreements	$-	$1,767
Federal funds purchased	-	600

Total	$-	$2,367

Securities sold under agreements to repurchase consisted of obligations of the Bank to other parties. The obligations were secured by certain investment securities and such securities were held in safekeeping. The maximum amount of outstanding agreements at any month end during 2005 totaled approximately $2,635,000, and the daily average of such agreements totaled $1,954,000 for 2005. In January 2006, the agreements were cancelled and the accounts converted to interest-bearing deposits.

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

Note 10:   Long-Term Borrowings
	2006	2005

Securities sold under repurchase agreements	$-	$1,767

	2006	2005

Federal Home Loan Bank Advances, variable and fixed rates ranging from 3.29% to 4.90%, due at various dates through March 2013	$8,000	$10,000

The Federal Home Loan Bank (FHLB) advances are secured by first-mortgage loans totaling approximately $18,368,000 at December 31, 2006, and are subject to restrictions or penalties in the event of prepayment.

Aggregate annual maturities of long-term debt at December 31, 2006, are:
2007	$-
2008	-
2009	1,000
2010	5,000
2011	1,000
Thereafter	1,000

$8,000

During 2006, the Corporation established a $300,000 revolving term note with interest payable quarterly at a rate to be determined when funds are advanced. Quarterly principal payments plus interest are required beginning March 5, 2008. The note matures December 5, 2010, and is secured by the stock of the Bank. At December 31, 2006, no amounts had been advanced against the note.

Note 11:   Income Taxes

The provision for income taxes includes these components:
	2006	2005

Taxes currently payable	$140	$134
Deferred income taxes	(5)	(35)

Income tax expense	$135	$99

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:
	2006	2005

Computed at the statutory rate (34%)	$309	$242
Increase (decrease) resulting from
Tax-exempt interest	(136)	(135)
Nondeductible expenses	6	3
Tax-exempt income	(29)	(29)
Other	(15)	18

Actual tax expense	$135	$99

The tax effects of temporary differences related to deferred taxes shown on the balance sheets were:
	2006	2005
Deferred tax assets
Allowance for loan losses	$224	$238
Postretirement benefits	194	188
Nonaccrual loan interest	26	12
Unrealized losses on available-for-sale securities	66	161
Other	58	46

	568	645
Deferred tax liabilities
Market discount accretion	(20)	(13)
Depreciation	(72)	(92)
Loan fees	(38)	(43)
Mortgage servicing rights	(122)	(126)
Federal Home Loan Bank stock dividends	(36)	(41)
Differences in expense recognition	(50)	-

	(338)	(315)

Net deferred tax asset	$230	$330

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

Note 12:   Other Comprehensive Income

Other comprehensive income components and related taxes were as follows:
	2006	2005

Unrealized gains (losses) on available-for-sale securities	$292	$(553)
Less reclassification adjustment for realized gains included in income	6	2

Net unrealized gain (loss)	286	(555)

Minimum pension liability adjustment	-	702

Other comprehensive income, before tax effect	286	147

Tax expense	97	50

Other comprehensive income	$189	$97

Note 13:   Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As a result of a regulatory exam during 2006, the Bank entered into a written agreement with the Office of the Comptroller of the Currency (Agreement). The Agreement requires the Bank to address issues related to oversight of lending staff, underwriting and structuring credits, credit analysis and problem loan identification. Additionally, the Agreement requires the Bank to establish a Compliance Committee to monitor and coordinate the Bank's adherence to the provisions of the Agreement.

The Bank is also required to achieve and maintain total risk-based capital at least equal to 12.25% of risk-weighted assets and Tier 1 leverage capital at least equal to 8.25% of adjusted total assets. Under the terms of the Agreement, the Bank is not permitted to be deemed well capitalized under the regulatory framework for prompt corrective action.

As of December 31, 2006, management of the Bank believes it is in compliance with the requirements of the Agreement.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below). Management believes, as of December 31, 2006 and 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from Office of the Comptroller of the Currency does not permit the Bank to be categorized as well capitalized under the regulatory framework for prompt

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.
	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2006
Total capital (to risk-weighted assets)	$13,697	13.3%	$8,220	8.0%	N/A	N/A
Tier I capital (to risk-weighted assets)	12,431	12.1	4,110	4.0	N/A	N/A
Tier I capital (to average assets)	12,431	8.5	5,863	4.0	N/A	N/A

As of December 31, 2005
Total capital (to risk-weighted assets)	$12,997	12.0%	$8,685	8.0%	$10,856	10.0%
Tier I capital (to risk-weighted assets)	11,780	10.9	4,343	4.0	6,514	6.0
Tier I capital (to average assets)	11,780	8.2	5,734	4.0	7,167	5.0

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2006, approximately $748,000 of retained earnings was available for dividend declaration without prior regulatory approval.

Note 14:   Related Party Transactions

At December 31, 2006 and 2005, the Company had loans outstanding to executive officers, directors, significant stockholders and their affiliates (related parties) of approximately $772,000 and $848,000, respectively.

In management's opinion, such loans and other extensions of credit and deposits were made in the ordinary course of business and were made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons. Further, in management's opinion, these loans did not involve more than normal risk of collectibility or present other unfavorable features.

Deposits from related parties held by the Company at December 31, 2006 and 2005, totaled approximately $157,000 and $260,000, respectively.

Note 15:   Employee Benefits

The Company has a retirement savings 401(k) plan covering substantially all employees. Employees may contribute up to 70% of their compensation with the Company matching 100% of the employee's contribution on the first 3% of the employee's compensation. Employer contributions charged to expense for 2006 and 2005 were $58,610 and $57,798, respectively.

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

During 2004, the Company established a nonqualified retirement plan for certain executive officers. The Company's expense for the plan was $41,006 and $37,984 for 2006 and 2005, respectively.

The Company had a noncontributory defined benefit pension plan covering all employees who met the eligibility requirements. The Company's funding policy was to make the minimum annual contribution that is required by applicable regulations, plus such amounts as the Company may determine to be appropriate from time to time. During 2005, the plan was terminated and the assets of the plan were distributed.

The Company has a noncontributory defined benefit postretirement health care plan that generally provides for the continuation of medical benefits for all employees who retire from the Company at age 59½ or older, with a minimum of ten years of service. The Company does not fund its postretirement benefit obligation, rather, payments are made as costs are incurred by covered retirees. There have been no participant contributions to fund the plan.

The postretirement plan was partially curtailed, effective June 1, 2002. The cap on employer paid medical benefits was decreased for those employees who retire on or before December 31, 2004, and a cap was imposed on employer paid dental benefits for those employees who retire on or before December 31, 2004. No benefits will be provided to any employees retiring after December 31, 2006.

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

The Company uses a December 31 measurement date for the plans. Significant balances, costs and assumptions are:
	Pension Benefits		Other Benefits
	2006	2005	2006	2005

Benefit obligation	$-	$-	$676	$840
Fair value of plan assets	-	-	-	-

Funded status	$-	$-	$(676)	$(840)

Accumulated benefit obligation	$-	$-

Amounts recognized in the balance sheets:

Accrued benefit cost	$-	$48	$572	$552

Benefit costs	$-	$51	$84	$51
Settlement cost of termination	-	848	-	-
Employer contributions	-	853	-	-
Benefits paid	48	1,508	64	63

Weighted-average assumptions used to determine benefit obligations:

Discount rate	-%	-%	6.5%	6.5%
Rate of compensation increase	-	-	-	-

Weighted-average assumptions used to determine benefit costs:

Discount rate	-%	4.9%	6.5%	6.5%
Expected return on plan assets	-	5.0	-	-
Rate of compensation increase	-	-	-	-

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006 and 2005. The rate was assumed to decrease gradually to 4% by the year 2011 and remain at that level thereafter.

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Act) was signed into law. The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide benefits at least actuarially equivalent to Medicare Part D.

On May 19, 2004, the FASB issued FASB Staff Position 106-2 (FSP 106-2), Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The Company has not reflected the effects of the Act on the measurements of plan benefit obligations and periodic benefit costs because the Company has not determined whether the benefits provided by the plan are actuarially equivalent to Medicare Part D under the Act.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid as of December 31, 2006:
Other Benefits

2007	$72
2008	73
2009	75
2010	76
2011	78
2012-2016	403

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

Note 16:   Disclosures about Fair Value of Financial Instruments

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.
	December 31, 2006		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Cash and cash equivalents	$10,055	$10,055	$5,058	$5,058
Available-for-sale securities	40,085	40,085	29,621	29,621
Loans held for sale	686	691	1,326	1,341
Loans, net of allowance for loan losses	91,821	91,416	100,851	99,793
Federal Reserve and Federal Home Loan Bank stock	923	923	1,148	1,148
Interest receivable	1,000	1,000	865	865

Financial liabilities
Deposits	129,486	129,370	119,912	119,582
Short-term borrowings	-	-	2,367	2,367
Long-term borrowings	8,000	7,812	10,000	9,772
Interest payable	306	306	220	220

The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Federal Reserve and Federal Home Loan Bank Stock and Interest Receivable

The carrying amount approximates fair value.

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

   Securities

Fair values equal quoted market prices, if available. If quoted market prices are not available, fair value is estimated based on quoted market prices of similar securities.

   Loans Held for Sale

For homogeneous categories of loans, such as mortgage loans held for sale, fair value is estimated using the quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics.

   Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics were aggregated for purposes of the calculations. The carrying amount of accrued interest approximates its fair value.

   Deposits

Deposits include demand deposits, savings accounts, NOW accounts and certain money market deposits. The carrying amount approximates fair value. The fair value of fixed-maturity time deposits is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities.

   Short-Term Borrowings and Interest Payable

The carrying amount approximates fair value.

   Long-Term Borrowings

Rates currently available to the Bank for debt with similar terms and remaining maturities are used to estimate the fair value of existing debt.

Note 17:   Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnote on commitments and credit risk.

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

Note 18:   Commitments and Credit Risk

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Bank uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheet.

Financial instruments whose contract amount represents credit risk as of December 31 were as follows:
	2006	2005

Commitments to extend credit	$20,943	$20,621
Standby letters of credit	132	390

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include accounts receivable, inventory, property and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

During 2004, the Company entered into a stock redemption agreement with a stockholder. Under the terms of the agreement, the Company was obligated to purchase a total of 46,725 shares in installments of 1,500 shares commencing July 1, 2006, with additional 1,500 share redemptions required on September 1, January 1 and April 1 of each respective period with a final redemption occurring January 1, 2013. The price per share for each respective period was based on an independent valuation of the market value of the shares. The valuation was performed annually for purposes of determining the market value of the shares subject to redemption during the period.

On December 29, 2006, the Company and stockholder mutually agreed to terminate the stock redemption agreement. Under the terms of the termination agreement, the Company will not be required to redeem any additional shares from the stockholder after a final payment of $48,975 for 1,500 shares on February 1, 2007.

Under the terms of the agreement, the Company purchased 6,000 and 3,000 shares for a total of $202,400 and $104,520 during 2006 and 2005, respectively. Financial Accounting Standard No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (FAS 150) was adopted by the Company on January 1, 2005. As required by FAS 150, the Company has recorded a liability of $48,975 and $104,520 as of December 31, 2006 and 2005, for the remaining 1,500 and 3,000 shares, respectively, subject to redemption and for which the purchase price has been determined. The liability is recorded on the consolidated balance sheets under the caption "Shares Subject to Mandatory Redemption" with a corresponding offsetting amount recorded in stockholders' equity. Under FAS 150, the Company records dividends paid on shares subject to mandatory redemption as interest expense in the consolidated statements of income.

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

NOTE 19: CONDENSED FINANCIAL INFORMATION (PARENT COMPANY ONLY)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

Condensed Balance Sheets
	December 31,
	2006	2005
Assets
Cash and due from banks	$20	$18
Investment in common stock of subsidiary	12,320	12,110
Other assets	90	78
Total assets	$12,430	$12,206

Liabilities
Shares subject to mandatory redemption	$49	$104
Other liabilities	2	2

Stockholders' Equity	12,379	12,100
Total liabilities and stockholders' equity	$12,430	$12,206

Condensed Statements of Income
	Years Ended December 31,
	2006	2005
Income
Dividends from subsidiary	$775	$752

Expenses
Interest expense	2	2
Other expense	30	35
	32	37

Income Before Income Tax and Equity in
Undistributed Income of Subsidiary	743	715

Income Tax Benefit	11	13

Income Before Equity in Undistributed Income of
Subsidiary	754	728

Equity in Undistributed Income of Subsidiary
(Distributions in Excess of Income of Subsidiary)	20	(114)

Net Income	$774	$614

FNB FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006 and 2005
(Table Dollar Amounts in Thousands)

Condensed Statements of Cash Flows
	Years Ended December 31,
	2006	2005
Operating Activities
Net income	$774	$614
Items not requiring (providing) cash
Distributions in excess of income of subsidiary
(equity in undistributed income of subsidiary)	(20)	114
Net change in other assets	(12)	(13)

Net cash provided by operating activities	742	715

Financing Activities
Cash dividends	(506)	(514)
Purchase of stock	(234)	(201)

Net cash used in financing activities	(740)	(715)

Net Change in Cash and Due From Banks	2	-

Cash and Due From Banks at Beginning of Year	18	18

Cash and Due From Banks at End of Year	$20	$18

RIGHTS OF DISSENTING SHAREHOLDERS

          Under the provisions of Section 762 of the MBCA, any FNB shareholder may dissent from the proposed merger and be paid the "fair value" of his or her shares by complying with the procedures set forth in Sections 761 through 774 of the MBCA. Any shareholder who does not vote for approval of the plan of merger at the special meeting of FNB shareholders, and who delivers written notice of dissent to FNB at or before the vote is taken at the special meeting, has the right to receive from FNB the fair value of his or her shares if the plan of merger is approved by the shareholders and the proposed merger is completed. A shareholder may not dissent as to less than all of the shares beneficially owned by him or her.

          A shareholder who wishes to dissent must follow certain required procedures. To claim dissenters' rights, a shareholder must:

                    (i)          not vote for or consent in writing to approval of the plan of merger (there is no requirement that a shareholder vote against approval of the plan of merger); and

                    (ii)          deliver to FNB, before the vote is taken on the plan of merger, a separate written notice of dissent (voting against approval of the plan of merger will not satisfy this requirement). The notice must state that the shareholder intends to demand payment for his or her shares if the plan of merger is approved by the shareholders and the transactions contemplated by the plan of merger are taken.

          Within 10 days after the date on which the shareholders approve the plan of merger, FNB must give notice to each shareholder who properly demanded the right to receive the fair value of his or her shares. Within 30 days (or such longer period not to exceed 60 days as may be permitted by FNB) of the date the notice is delivered, the shareholder must file with FNB a written demand for payment, certify that he or she acquired beneficial ownership of the shares before the date of the first announcement of the terms of the plan of merger to the news media or FNB's shareholders, and deposit his or her certificates in accordance with the terms of the notice. A shareholder who properly demands payment and deposits his or her share certificates retains all other rights of a shareholder until those rights are canceled or modified by the taking of the actions contemplated by the plan of merger. A shareholder who does not demand payment or deposit his or her share certificates as required in the notice loses his or her dissenters' rights.

          A notice of election to dissent may be withdrawn only with the consent of FNB. If the notice is withdrawn, the transactions contemplated by the plan of merger do not occur, a court determines that the shareholder is not entitled to payment, or the shareholder otherwise loses his or her dissenters' rights, the shareholder will not be entitled to receive the payment demanded for his or her shares, and he or she will be reinstated to his or her rights as a shareholder as of the date the notice was filed.

          Within seven days after completion of the transactions contemplated by the plan of merger or receipt by FNB of the demand for payment, whichever occurs later, the combined organization must send to the dissenting shareholder the amount that the combined organization estimates to be the fair value of his or her shares plus accrued interest. The combined organization must send the payment with a balance sheet as of the end of a fiscal year ended not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and if available the most recent interim financial statements of Southern or FNB. In addition, the combined organization must send the payment with a statement of the combined organization's estimate of the fair value of the shareholder's shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment based on the dissenting shareholder's estimate of the fair value of his or her shares.

          Within 30 days after the combined organization has made or offered payment for the shares, the shareholder may notify the combined organization in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of that estimate, less any payment already forwarded by the combined organization. The shareholder's right to pursue further a differing amount for his or her shares terminates if he or she fails to act within that 30-day period.

          If the shareholder demands an amount for his or her shares different than that paid or offered by the combined organization, then, within 60 days after receiving the shareholder's demand for payment of a different amount, the combined organization may file an action asking the court to determine the fair value of the shareholder's shares and accrued interest. If the combined organization does not file the action within the 60-day period, the combined organization will be required to pay the dissenting shareholder the amount he or she has demanded.

          In the action, the court may, pursuant to the agreement of the parties, submit the matter to a referee selected by the parties and approved by the court. The referee will conduct proceedings in the matter and prepare a report containing proposed findings of fact and conclusions of law and the referee's recommended judgment. The referee is given full power to conduct and regulate the proceeding. After the referee files the report with the court, each party has 45 days after the party is served with notice of the filing to serve written objections to the report on the other party. The court may extend the period for serving the objections. Either party may, by motion, ask the court to take action on the report or object to it. After a hearing, the court may adopt the report, receive further evidence, modify the report, or instruct the referee to take further action on it. The adoption of the report is treated as a final judgment and is subject to the same review as any other judgment of the court. The parties and the referee, subject to the court's approval, determine the amount and manner of payment of the referee's compensation.

          A copy of Sections 761 through 774 of the MBCA is attached as Appendix C to this prospectus and proxy statement.

          Shareholders of FNB who do not want to vote in favor of approval of the plan of merger, but who also do not wish to perfect dissenters' rights pursuant to the MBCA, would continue to have the ability to sell their shares in the open market until the merger becomes effective if approved.

          Shareholders of FNB who desire to assert dissenters' rights may send a written notice of dissent to Mr. Richard E. Dyer, FNB Financial Corporation, 88 North Main Street, Three Rivers, Michigan 49093.

          THE DISCUSSION OF RIGHTS OF DISSENTING SHAREHOLDERS ABOVE DOES NOT CONSTITUTE LEGAL ADVICE. SHAREHOLDERS SEEKING TO EXERCISE AND PERFECT DISSENTERS' RIGHTS SHOULD SEEK LEGAL COUNSEL.

VOTING AND MANAGEMENT INFORMATION

Voting Securities and Principal Shareholders of Southern

          The following table sets forth information, as of August 15, 2007, concerning the number of shares of Southern common stock held by each entity or person known to Southern to be the beneficial owner of more than five percent of outstanding shares of Southern common stock:

Five Percent Shareholders
Amount and Nature of Beneficial
Ownership of Southern Common Stock(1)
Name and Address of Beneficial Owner	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power(2)	Total Beneficial Ownership	Percent of Class Before Merger(3)	Percent of Class After Merger(4)

Southern Michigan Bancorp, Inc. and Southern Michigan Bank & Trust 51 West Pearl Street Coldwater, Michigan 49036	-	180,212(5)	180,212	10.2%	7.8%

Gwyn Hartman 47315 Westlake Drive Shelby Township, Michigan 48315-4555	12,374(6)	153,493(7)	165,867	9.4%	7.2%

Greenleaf Trust 100 W. Michigan Avenue, Suite 100 Kalamazoo, Michigan 49007	-	153,493(7)	153,493	8.66%	6.7%

          The following table shows certain information concerning the number of shares of Southern common stock held as of August 15, 2007, by each of Southern's directors, each of the named executive officers, and all of Southern's directors and executive officers as a group:

Stock Ownership By Management
Amount and Nature of Beneficial Ownership of
Southern Common Stock(1)
Name of Beneficial Owner	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power(2)	Stock Options(8)	Total Beneficial Ownership	Percent of Class Before Merger(3)	Percent of Class After Merger (4)

Marcia S. Albright	1,530	-	1,733	3,263	*	*
Dean Calhoun	40,032	-	-	40,032	2.26%	1.73%
John H. Castle	8,397	170	29,925	38,492	2.14%	1.65%
Danice L. Chartrand	1,639	-	9,147	10,786	*	*
H. Kenneth Cole	437	-	2,048	2,485	*	*
Gary H. Haberl	-	2,500	893	3,393	*	*
Loren V. Happel	1,365	-	1,155	2,520	*	*
Nolan E. Hooker	2,560	3,705	2,048	8,313	*	*
Gregory J. Hull	-	2,413	2,048	4,461	*	*
Thomas E. Kolassa	6,629	-	2,048	8,677	*	*
Donald J. Labrecque	1,445	-	893	2,338	*	*
Brian McConnell	1,500	-	-	1,500	*	*
Kurt G. Miller	5,099	12	23,625	28,736	1.60%	1.23%
Freeman E. Riddle	-	8,295	1,418	9,713	*	*

All directors and executive officers as a group	70,633	17,095	76,981	164,709	8.91%	6.91%
_______________________________
*Less than 1%
(1)

The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that under applicable regulations are considered to be otherwise beneficially owned by that person. Currently outstanding shares of Southern common stock will not be exchanged as part of the merger.

(2)

These numbers include shares as to which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust or other contract or property right, and shares held by spouses, certain relatives and minor children over whom the listed person may have influence by reason of relationship.

(3)

Based on a total of 1,771,988 issued and outstanding shares as of August 15, 2007, plus the number of shares subject to stock options that are currently exercisable or that will be exercisable by holders of such stock options within 60 days.

(4)

Based on a total of 1,771,988 issued and outstanding shares as of August 15, 2007, plus the number of any shares subject to stock options that are currently exercisable or that will be exercisable by the holder of such stock options within 60 days, and assumes that 536,073 shares of Southern common stock will be issued in the merger.

(5)

Southern Michigan Bank holds 180,212 shares in various fiduciary capacities. As a matter of internal policy, Southern Michigan Bank does not exercise any power to dispose or direct the disposition of such shares and requires authority from its customers before any disposition. Certain of the customers on whose behalf Southern Michigan Bank holds the securities have the sole right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, such shares. No single customer has an interest that relates to more than 5% or more of such shares. Southern Michigan Bank is also the trustee of an ESOP/401(k) Plan for its employees, which holds 96,264 shares of Southern common stock. Of that number, 90,685 shares are allocated to employee accounts. Southern Michigan Bank holds no power to vote or direct the disposition of shares allocated to employee accounts and Southern Michigan Bank disclaims beneficial ownership of such shares.

(6)	Includes 12,374 shares held by Ms. Hartman as trustee.
(7)	Ms. Hartman and Greenleaf Trust are co-trustees and the shares reported as held by each of them are the same shares.
(8)

Includes shares subject to stock options that are currently exercisable or that will be exercisable within 60 days. Listed directors and executives also hold other stock options that will vest at a later date.

Voting Securities and Principal Shareholders of FNB

          The following table sets forth information, as of August 15, 2007, concerning the number of shares of FNB common stock held by each entity or person known to FNB to be the beneficial owner of more than five percent of outstanding shares of FNB common stock:

Five Percent Shareholders
Amount and Nature of Beneficial
Ownership of FNB Common Stock
Name and Address of Beneficial Owner	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power	Total Beneficial Ownership	Percent of Class Before Merger	Percent of Class After Merger(8)

Elizabeth H. Lambertson Trust c/o Moore Street & Co. 1200 N. Main Street Three Rivers, Michigan 49093	36,225	-	36,225	6.32%	2.9%

Peterson American Corporation Pension Plan c/o Moore Street & Co. 1200 N. Main Street Three Rivers, Michigan 49093	29,500	-	29,500	5.15%	2.4%

          The following table shows certain information concerning the number of shares of FNB common stock held as of August 15, 2007, by each of FNB's directors, each of the named executive officers, and all of FNB's directors and executive officers as a group.

Stock Ownership By Management
Amount and Nature of Beneficial Ownership of
FNB Common Stock(1)
Name of Beneficial Owner	Sole Voting and Dispositive Power		Shared Voting or Dispositive Power(2)		Total Beneficial Ownership	Percent of Class Before Merger	Percent of Class After Merger(8)

John S. Carton	200		-		200	*	*
Richard E. Dyer	-		3,888	(3)	3,888	*	*
Michael J. Eley	500		-		500	*	*
Glendora G. Greene	200		-		200	*	*
Patrick J. Haas	200		-		200	*	*
Robert L. Hance	-		195	(4)	195	*	*
Kelly M. Hostetler	100		-		100	*	*
Alfred H. Peterson, III	8,503	(5)	41,303	(6)(7)	49,806	8.69%	4.0%
Donald W. Farmer	-		-		-	-	-
All Directors and executive officers as a group (9 persons)	9,703		45,386		55,089	9.61%	4.5%
______________________
*Less than one percent.
(1)

The numbers of shares stated are based on information furnished by Registrar & Transfer, FNB's stock transfer agent and include shares owned of record by that person and shares that, under applicable regulations, are considered to be otherwise beneficially owned by that person.

(2)

These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right, and shares held by spouses or children over whom the listed person may have influence by reason of relationship.

(3)

Includes 3,009 shares held by the Dyer Family Trust, 400 shares held jointly between his children and spouse, and 479 shares held by his spouse's IRA. Mr. Dyer disclaims beneficial ownership of the shares held by his spouse's IRA.

(4)	Represents shares owned by tenants by the entireties with his spouse.
(5)

Includes 3,460 shares held by Mr. Peterson individually, 1,217 shares held by Mr. Peterson's IRA, 3,826 shares held by Mr. Peterson's revocable trust, and 208 shares held by Mr. Peterson's irrevocable trust (where he is the trustee).

(6)	Includes 5,845 shares held jointly with Mr. Peterson's spouse, and 5,750 shares held by Mr. Peterson's spouse. Mr. Peterson disclaims beneficial ownership of the shares held by his spouse.
(7)

Mr. Peterson may be considered to have voting and/or dispositive control over 29,500 shares of FNB common stock held by the Peterson American Corporation Pension Plan by reason that he serves as Chairman of the Board of Directors of Peterson American Corporation. The number of shares reported as beneficially owned by Mr. Peterson includes, but Mr. Peterson disclaims beneficial ownership of the shares held by the Peterson American Corporation Pension Plan.

(8)

This column reflects the number of shares of Southern common stock that would be issued to the specified person in exchange for the number of shares of FNB common stock beneficially owned by such person as shown above if all shares are converted into shares of Southern common stock. There is no assurance that the specified person will elect to exchange all shares of FNB common stock beneficially owned by such person into shares of Southern common stock or, if the specified person makes such an election, that the specified person will be permitted to exchange all shares for shares of Southern common stock under the allocation procedures set forth in the plan of merger.

Directors and Executive Officers

          Southern's board of directors after the merger will be comprised of three classes, which will be as nearly equal in number as possible. Each class of directors will serve a successive three-year term of office.

          Biographical information concerning the persons who will be directors and executive officers of Southern after the merger is presented below. Except as otherwise indicated, all of the named individuals have had the same principal employment for over five years. Executive officers will be appointed annually and serve at the pleasure of the board of directors of Southern.

Directors with Terms Expiring in 2008

          Marcia S. Albright (age 43) has been a director of Southern since 2002 and a director of Southern Michigan Bank since 2002. Ms. Albright is Vice President and General Manager of Cequent Electrical Products, a manufacturer of automotive electronic parts, and was previously Engineering Manager for Tekonsha Engineering from 1995 to 2002.

          Dean Calhoun (age 49) has been a director of Southern since 2006 and a director of Southern Michigan Bank since 2006. Mr. Calhoun is President and Chief Executive Officer of Coldwater Veneer, Inc., a veneer and lumber manufacturing company, Chief Executive Officer of Altenburg Hardware Lumber Co., Vice-President of International Wood Inc., Chief Executive Officer of Pierson-Hollowell Forest Products Inc., Chief Executive Officer of West Point Veneer, LLC and Chief Executive Officer of Tri-State Hardwood Co. Inc.

          John H. Castle (age 50) has been a director of Southern since 2002 and a director of Southern Michigan Bank since 2002. Mr. Castle is Chairman of the Board and Chief Executive Officer of Southern and Southern Michigan Bank. He is Chairman of the Board of SMB Mortgage Co. and SMB&T Financial Services, Inc.

          Nolan E. Hooker (age 55) has been a director of Southern since 1991 and a director of Southern Michigan Bank since 1991. Mr. Hooker is the President of Best American Car Washes and President of Hooker Oil Company.

Directors with Terms Expiring in 2009

          Gregory J. Hull (age 59) has been a director of Southern since 1995 and a director of Southern Michigan Bank since 1995. Mr. Hull is President of Hull Farms, Inc. and owner of Dovey's Roost Farm.

          Thomas E. Kolassa (age 60) has been a director of Southern since 1995 and a director of Southern Michigan Bank since 1995. Mr. Kolassa is an executive vice-president of Hub International, Inc., a North American insurance brokerage.

          Donald J. Labrecque (age 50) has been a director of Southern since 2004 and a director of Southern Michigan Bank since 2004. Mr. Labrecque is the President of Labrecque Management, LLC, which owns real estate and operates entertainment facilities, including three bowling centers, and is President of Kegler Inc and Double Inc.

          Freeman E. Riddle (age 74) has been a director of Southern since 1982 and a director of Southern Michigan Bank since 1982. Mr. Riddle is the Vice-President of Spoor & Parlin, Inc., which provides agricultural machinery and services, and was previously the President of Spoor & Parlin, Inc.

Directors with Terms Expiring in 2010

          H. Kenneth Cole (age 58) has been a director of Southern since 1998 and a director of Southern Michigan Bank since 1998. Mr. Cole is Chief Administrative Officer and Treasurer of Hillsdale College, a private, liberal arts college, located in Hillsdale, Michigan.

          Gary Hart Haberl (age 54) has been a director of Southern since 2004 and a director of Southern Michigan Bank since 2004. Mr. Haberl is Chief Executive Officer and President of Infinisource, Inc., a benefits administrator.

          Brian P. McConnell (age 45) has been a director of Southern since 2007 and a director of Southern Michigan Bank since 2007. Mr. McConnell is President and Chief Operating Officer of Burr Oak Tool Inc., a manufacturer of production equipment for the heat transfer and tube processing industries.

          Kurt G. Miller (age 51) has been a director of Southern since 2002 and a director of Southern Michigan Bank since 2002. Mr. Miller is President of Southern, Southern Michigan Bank, SMB Mortgage Co., and SMB&T Financial Services, Inc.

Directors Added to the Board of Directors upon Completion of the Merger

          Richard E. Dyer (age 49) has been a director of FNB since 2001 and a director of FNB Bank since 2001. Mr. Dyer is Chief Executive Officer and President of FNB and FNB Bank. Under the plan of merger and upon completion of the merger, Mr. Dyer will be a director of Southern, with a term expiring in 2009 and will be the Executive Vice President of Southern and remain a director, Chief Executive Officer and President of FNB Bank and FNB Financial Services.

          John S. Carton (age 66) has been a director of FNB since 2003 and a director of FNB Bank since 2003. Mr. Carton is a retired business executive. Prior to retirement, Mr. Carton was the owner of Pineview Golf Club, a golf course in Three Rivers, Michigan. Under the plan of merger and upon completion of the merger, Mr. Carton will be a director of Southern, with a term expiring in 2010 and will remain a director of FNB Bank.

          Robert L. Hance (age 52) has been a director of FNB since 2004 and a director of FNB Bank since 2004. Mr. Hance is the President of Midwest Energy Cooperative, an electric utility. Under the plan of merger and upon completion of the merger, Mr. Hance will be a director of Southern, with a term expiring in 2008 and will remain a director of FNB Bank.

Executive Officers Who Are Not Directors

          Danice L. Chartrand (age 40) is the Senior Vice President, Chief Financial Officer, Secretary and Treasurer of Southern and Southern Michigan Bank. She is the Treasurer and Secretary of SMB&T Financial Services, Inc. and the Treasurer of SMB Mortgage Co.

          Loren V. Happel (age 51) is the First Vice President and Controller of Southern and Southern Michigan Bank.

Director Independence

          All current directors, former directors who served during any part of 2006, and nominees for director, except John H. Castle and Kurt G. Miller, qualify or qualified as independent directors as defined by applicable standards of the SEC and National Association of Securities Dealers, including such definitions applicable to each committee of the board of directors upon which he or she serves or served. In making this determination, the board of directors considered all ordinary course loan and other business transactions between directors and Southern Michigan Bank.

Compensation of Executive Officers and Directors of Southern

Compensation Discussion and Analysis

          Role and Composition of the Compensation Committee.

          The board of directors of Southern, through the compensation committee, is responsible for establishing and administering executive compensation. The compensation committee annually reviews executive compensation and recommends to the board of directors for its approval appropriate modifications to the senior executive compensation packages, including specific amounts and types of compensation used. The compensation committee is comprised of five members. Each member of the compensation committee is an independent director.

          Objectives and Philosophy of Executive Compensation.

          Southern's executive compensation program is designed to:
•	establish a means by which to attract, motivate and retain key executive officers,

•	provide incentives for achievement of both short-term and long-term corporate goals; and

•	align executives' interests with shareholders' to encourage increases in shareholder value

          Southern utilizes a mix of salary, short-term cash incentive bonus and equity-based compensation to meet its executive compensation objectives. Levels of individual compensation vary based on each executive officer's experience, individual performance, overall value to the business, level of responsibility, and contribution to and responsibility for implementing and advancing Southern's business strategies.

          Elements of Compensation.

          Base Salary

          Base salaries are intended to be competitive relative to similar positions at companies of comparable size in the financial services industry, permitting Southern to pay base salaries to help attract and retain high quality employees.

          The compensation committee has not established a targeted percentile relative to similarly sized financial institutions for base salary or for overall compensation. The compensation committee has the discretion to adjust salaries based on skill level, responsibilities and performance of each executive officer. The compensation committee utilizes surveys, such as those conducted by Crowe Chizek and Company LLC, the Michigan Banker's Association, and other sources, to determine competitive salary levels and total compensation. In 2006, the compensation committee reviewed certain available survey data and determined that salary levels and total compensation were competitive.

          Bonus

          The Company has no objective criteria that it uses to determine bonus payments. The Company has no criteria related to individual performance, no set targets for overall performance by the Company, or any other stated criteria, objectives, or benchmarks that it uses for making bonus compensation decisions. The award of bonuses by Southern's board of directors from year to year, if any, is completely discretionary. In December of each year, the compensation committee recommends to the full board of directors the amount of any discretionary bonus payments. Bonus payments are not awarded until after the year end audit is complete.

          Equity Compensation

          Equity-based compensation encourages the executive officers to focus on maximizing long-term shareholder value and allows them to participate in the growth and financial success of Southern. In 2000, shareholders approved the Southern Michigan Bancorp, Inc. 2000 Stock Option Plan under which Southern is permitted to award and grant stock options to employees and directors of Southern and it's subsidiaries. In 2005, shareholders approved the Southern Michigan Bancorp, Inc. Stock Incentive Plan of 2005, under which Southern is permitted to award and grant not only stock options, but also restricted stock, stock awards and stock appreciation rights to directors, officers, and certain key employees of Southern Michigan Bancorp, Inc. and its subsidiaries. Both the 2000 Stock Option Plan and the Stock Incentive Plan of 2005 provide an additional form of compensation that focuses on the long-term success of Southern and aligns the interests of shareholders and management.

          Stock options under both plans generally have become exercisable after the second anniversary of the award date. The stock option exercise price is at least 100% of the market value of Southern common stock at the grant date. Awards are based on the individual's position, scope of responsibility, performance and the value of the stock options in relation to other elements of total compensation.

          The compensation committee did not grant or award any stock options, restricted stock, stock awards or stock appreciation rights during 2006 under either plan.

          In January 2007, the compensation committee recommended to the full board of directors for approval a grant of stock options and an award of restricted stock to key executive officers. The board of directors approved those recommendations on January 29, 2007. In addition, a grant of stock options was also recommended to the board of directors in April 2007 conditioned on the completion of the merger. The board of directors approved this grant on April 16, 2007, with a grant date of five business days after the date of execution of the plan of merger. The compensation committee believes that having a portion of total compensation tied to the performance of the Southern's stock is an important component of compensation.

          Employment Contracts

          John H. Castle Employment Agreement

          As an inducement for Mr. Castle's agreement to serve as a director and Chief Executive Officer of Southern and Southern Michigan Bank, Southern entered into an employment agreement with Mr. Castle in 2004 that continues until either Southern or Mr. Castle provides notice of termination. Under this agreement, Southern agreed to:
•	pay Mr. Castle a salary of $168,630 per year as may be adjusted, less taxes and withholdings, plus possible bonuses and participation in equity plans sponsored by Southern;

•	provide Mr. Castle with the use of an automobile at the expense of Southern;

•	reimburse Mr. Castle for all documented business expenses;

•	continue to pay Mr. Castle his base salary for one year, health care continuation coverage premium for one year and outplacement assistance up to $5,000 if Mr. Castle is terminated without cause;

•

pay Mr. Castle 2.99 times his average base salary and bonus if Mr. Castle is terminated, without cause, or quits for "good reason" following a change in control of Southern or within six months before a change in control of Southern;

•	provide Mr. Castle with four weeks of paid vacation per year;

•	provide Mr. Castle with a country club membership; and

•	provide Mr. Castle with the same health and other employee benefits provided to other executive employees of Southern and Southern Michigan Bank.

          Mr. Castle agreed not to compete with Southern or Southern Michigan Bank while employed by Southern or Southern Michigan Bank and for one year following termination of Mr. Castle's employment, unless his employment is terminated by Southern without cause or by Mr. Castle for "good reason" after a change in control of Southern or within six months before a change in control of Southern.

          Kurt G. Miller Employment Agreement

          As an inducement for Mr. Miller's agreement to serve as President of Southern and Southern Michigan Bank, Southern entered into an employment agreement with Mr. Miller in 2004 on the same terms as those for Mr. Castle described above, except that Mr. Miller's base salary was initially set at $134,905 per year as may be adjusted, less taxes and withholdings.

          ESOP and 401(k) Plan

          The Southern Michigan Bank & Trust Employee Stock Ownership Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and includes 401(k) provisions.

          The purpose of the 401(k) plan is to permit Southern Michigan Bank employees, including the named executive officers, to save for retirement on a pre-tax basis. In addition to an employee's pre-tax contributions,

Southern Michigan Bank may contribute discretionary matching and/or employee stock ownership plan payments to the 401(k) plan. If Southern Michigan Bank contributes matching and/or employee stock ownership plan payments to the 401(k) plan, those contributions are immediately 100% vested. Southern Michigan Bank has generally made a matching contribution to the 401(k) plan each year.

          Each participant in the 401(k) plan has an account to record the participant's interest in the plan. Amounts contributed by or on behalf of a participant are credited to his or her account. A participant's benefit from the 401(k) plan is equal to the vested amount in the participant's account when he or she terminates employment with Southern Michigan Bank. The employee stock ownership plan provisions provide that the 401(k) plan, in part, is designed to invest primarily in Southern common stock.

          The Impact of Accounting and Tax Treatment on Compensation

          Section 162(m) of the Internal Revenue Code provides that publicly held companies may not deduct compensation paid to certain executive officers in excess of $1,000,000 annually, with certain exceptions for qualified "performance-based" compensation. Southern believes its compensation policies reflect due consideration of Section 162(m) due to the relatively conservative amount of annual compensation.

          The compensation committee regularly reviews the tax and accounting implications of all of Southern's elements of compensation, including incentive stock options. The compensation committee believes that Southern's compensation structure is appropriately balanced in regards to the tax and accounting implications to both Southern and its employees.

          Change in Control Provisions

          The employment agreements with Messrs. Castle and Miller provide that if their employment is terminated without cause or either executive terminates his employment for a "good reason" after a "change in control" of Southern or within six months before a "change in control" of Southern, then the terminated executive will be entitled to a cash payment of 2.99 times the executives "average compensation." Average compensation is defined as the executive's average base salary and bonuses for the three years before termination of employment. Good reason is defined in the agreement to include, among other things, removal of the executive from any of his principal positions, a material reduction in the executive's position, authority or responsibility, a relocation of the executive, a material reduction in the executive's bonus opportunity or fringe benefits, or a material breach by Southern of any provision of the agreement. Under Messrs. Castle's and Miller's agreements, a change in control of Southern is deemed to have occurred as of the first day that there is a change in the ownership or the effective control of Southern. The compensation committee believes the "double trigger" of requiring both a change in control of Southern and termination of employment provides an appropriate balance of protection for both Southern and Messrs. Castle and Miller.

          Other Benefits

          Executive officers are also eligible for the same level and offering of benefits made available to other employees, including Southern's health, dental, disability, pension and 401(k) plans. In addition, an automobile is provided for the use of the CEO and President and supplemental disability policies have been provided. Executives may also participate in a non-qualified deferred compensation plan.

SUMMARY COMPENSATION TABLE

          The following table provides certain information regarding the compensation earned during the fiscal year ended December 31, 2006 by the Chief Executive Officer, Chief Financial Officer and one other highly compensated executive officer who was employed by Southern as of December 31, 2006 and whose total compensation exceeded $100,000 during that fiscal year. There are no other executive officers for 2006 whose total compensation exceeded $100,000 during that fiscal year other than those set forth below.
Name and Principal Position	Year	Salary(1)	Bonus	Change in Pension Value and Nonqualified Deferred Compensation Earnings(2)	All Other Compensation (3)	Total

John H. Castle, CEO	2006	$200,340	$56,000	$15,261	$14,343	$285,944

Kurt G. Miller, President	2006	$160,272	$46,000	$14,642	$10,935	$231,850

Danice L. Chartrand, CFO	2006	$101,850	$25,000	$7,175	$3,911	$137,937

(1)	Includes elective deferrals by employees pursuant to Section 401(k) of the Internal Revenue Code and elective deferrals pursuant to a non-qualified deferred compensation plan.
(2)

The amounts reported in this column consist of the change in the actuarial present value of the named executive officer's accumulated benefit under the Southern Michigan Bank & Trust Pension Plan, computed as of the pension plan measurement date used for financial statement reporting purposes (December 31). For more information, see Note L, Benefit Plans, to the Consolidated Financial Statements for the Fiscal Year Ended December 31, 2006.

(3)

"All Other Compensation" includes the value of Southern's matching contributions to each executive officer in the qualified retirement plan, the taxable benefit of company owned vehicles, company paid life insurance premiums (a benefit that is generally available to Southern's salaried employees) and a country club membership. None of Southern's named executive officers received perquisites or personal benefits having an aggregate value of $10,000 or greater. The following table provides details regarding all other compensation paid to named executive officers:

	Qualified Savings Plan Match	Automobile Allowance	Life and Disability Insurance Premiums	Country Club Membership	Total

Mr. Castle	$5,500	$1,830	$2,943	$4,070	$14,343
Mr. Miller	$4,680	$1,402	$2,308	$2,545	$10,935
Ms. Chartrand	$3,009	-	$902	-	$3,911

Grants of Plan-Based Awards

          Southern did not grant any plan-based awards in the fiscal year ended December 31, 2006.

Outstanding Equity Awards at Fiscal Year-End

          The following table presents the outstanding equity awards held by each of the named executive officers as of the fiscal year ended December 31, 2006. As of December 31, 2006, the corporation has not issued any stock awards and therefore the table below does not include any disclosures regarding stock awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date

John H. Castle	1,575 8,925 8,925 10,500	- - - -	15.72 20.05 25.89 22.80	3/17/2013 1/2/2014 1/2/2015 12/19/2015

Kurt G. Miller	1,575 6,825 6,825 8,400	- - - -	15.72 20.05 25.89 22.80	3/17/2013 1/2/2014 1/2/2015 12/19/2015

Danice L. Chartrand	327 945 2,625 2,625 2,625	- - - - -	14.55 15.72 20.05 25.89 22.80	4/17/2011 3/17/02013 1/2/2014 1/2/2015 12/19/2015

(1)	All exercisable options are fully vested. All issued options are fully vested.

Option Exercises and Stock Vested Table

          No plan-based awards, whether stock options, restricted stock or similar instruments, were exercised or vested in 2006.

Pension Benefits

          Employees are eligible to participant in the Southern Michigan Bank & Trust Pension Plan at age 21 after completing one year of service in which the employee worked at least 1,000 hours. A participant is considered vested after 5 years of vesting service. A year of vesting service is credited for each calendar year that a participant is credited with 1,000 hours of service, including years before the plan was adopted and before the participant reached age 18.

          The normal retirement benefit under the plan is calculated using a benefit formula of 35% of the participant's average compensation (reduced proportionately for less than 30 years of benefit service at normal retirement) multiplied by a fraction based on the participant's actual years of service compared to the years of service the participant would have accumulated at normal retirement. Average compensation is defined as the highest five year annual average W-2 compensation. Normal retirement age is defined as age 65. An early retirement benefit is available for participants age 55 with 5 years of service. None of the named executive officers are eligible for early retirement benefits from the plan.

          The normal form of benefit from the plan is a qualified joint and survivor annuity. Participants may elect a lump sum, life annuity with period certain or joint and survivor annuity as an optional form of benefit with spousal consent.

          Effective December 31, 2006, the Southern Michigan Bank & Trust Pension Plan was partially frozen. Current participants who meet specific age and years of service requirements have been grandfathered in the plan and will continue to accrue benefits under the plan. All other employees will continue to vest in their December 31, 2006, benefit balances but will not accrue any additional benefits. The named executives do not meet the age and years of service requirement to be grandfathered in the plan, so they will not accrue any additional benefits under the plan.

PENSION BENEFITS
Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit(1)	Payments During Last Fiscal Year(2)

John H. Castle	Southern Michigan Bank & Trust Pension Plan	5	$60,378	None
Kurt G. Miller	Southern Michigan Bank & Trust Pension Plan	4	$45,110	None
Danice L. Chartrand	Southern Michigan Bank & Trust Pension Plan	7	$25,844	None

(1)

Represents the actuarial present value of the named executive officer's accumulated benefit under the plan, computed as of the same pension plan measurement date used for financial statement reporting purposes (December 31). For more information, see Note L, Benefit Plans, to our Consolidated Financial Statements for the Fiscal Year Ended December 31, 2006.

(2)	None of the named executive officers received a distribution from any pension plan during the fiscal year ended December 31, 2006.

Non-Qualified Deferred Compensation

          The named executives are eligible to participate in a non-qualified deferred compensation plan. Participants in the plan may elect to defer up to 100% of their salary and other cash compensation on an annual basis.

          The plan provides that Southern will pay to each participant a lump sum or 180 equal monthly payments, as the participant elects, upon early retirement (age 60) or normal retirement (age 65), disability or a change in control of Southern. If the participant's termination of employment occurs prior to early retirement, the participant will receive a lump sum distribution within 90 days of termination of employment of the participant's entire account balance at the time of termination.

          Under terms of the agreement, if the executive officer dies while in the active service of Southern, the executive officer's beneficiary will receive a supplemental death benefit. This supplemental death benefit will be the estimated deferral account balance at the executive officer's normal retirement age divided by 180, payable monthly for 180 months. The estimated deferral account balance will be calculated by taking the deferral account balance on the date of death plus the average monthly contribution made over the previous 12 months, projected at the current plan interest rate (not to exceed 7%), to the executive officer's normal retirement age. This amount will not exceed the net death benefit paid to the bank under the executive officer's bank owned life insurance policy(s). No premiums were paid in 2006 on any named executive's bank owned life insurance policies.

NON-QUALIFIED DEFERRED COMPENSATION
Name	Executive Contributions In Last Fiscal Year ($)(1)	Company Contributions In Last Fiscal Year ($)	Aggregate Earnings In Last Fiscal Year ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance At Fiscal Year End ($)

John H. Castle	13,000	-	2,243	-	49,123
Kurt G. Miller	10,400	-	1,979	-	42,704
Danice L. Chartrand	3,900	-	696	-	15,184

(1)	All of the amounts in this column are also reported as "Salary" in the Summary Compensation Table on page 196.
(2)	Interest is credited monthly at a rate equal to the Merrill Lynch long-term, high-grade corporation bond rate determined annually on the first business day following the preceding December 31.

Potential Payments upon Termination or Change in Control

          Employment Agreements

          Southern has entered into employment agreements with Messrs. Castle and Miller. The employment agreements provide that the executive's employment may be terminated by Southern at will, by Southern for cause (as defined in the employment agreements), by the executive officer at his option upon 30 days' written notice to Southern, by the executive officer for good reason (as defined in the employment agreements) or upon certain other events. Upon termination of employment by Southern at will or by Messrs. Castle or Miller for good reason, Messrs. Castle and Miller will receive the payments and benefits described and quantified in the tables below.

          The employment agreements with Messrs. Castle and Miller require that they meet certain conditions to be eligible for severance pay, including execution of a release of certain employment-related claims and compliance with the post-employment confidentiality and non-competition provisions of the employment agreement

          The following table summarizes payments to each named executive officer upon termination for the reasons set forth below, assuming that the termination took place on December 31, 2007 (and that no change in control took place before the triggering event).

POTENTIAL PAYMENTS UPON TERMINATION
NOT IN CONNECTION WITH A CHANGE IN CONTROL
	John H. Castle	Kurt G. Miller
Termination Other than for Retirement, Death, Disability or Cause(1)(2)(3)
Salary Continuation(4)	$200,340	$160,272
Health Coverage Continuation (COBRA)(5)	5,451	4,737
Outplacement Assistance	5,000	5,000
Total	210,791	170,009

(1)

Under the employment agreements with each named executive officer, Southern will provide severance payments and benefits only if the named executive officer is terminated by Southern at will (i.e., not for death, disability, or "cause" as defined in the agreements), or if the executive officer terminates the employment for "good reason," as defined in the employment agreements.

(2)	Any named executive officer who is terminated for cause (as defined in the employment agreements) will receive only salary and benefits accrued as of the date of termination.
(3)

The named executive officers will receive benefits under a nonqualified deferred compensation plan and Southern Michigan Bank & Trust Pension Plan as described in the "Pension Benefits" and "Non-Qualified Deferred Compensation" sections of this prospectus and proxy statement.

(4)

The employment agreements with each named executive officer requires continuation of the executive officer's salary for a period of fifty-two weeks following the week in which the employment terminates.

(5)

Amounts reported consist of the payment by Southern of the COBRA continuation coverage premium necessary to continue the named executive officer's then-current health, dental, and prescription drug coverage (for the executive and any dependents) for a period of 52 weeks following termination, assuming an 8% annual increase in the cost of coverage. Southern's prescription drug coverage is self-funded so that amount reported includes the average per employee cost of prescription drug coverage for 2006. The actual payment for any participating individual may vary.

          The following table summarizes the potential payments and benefits payable to each of Southern's named executive officers upon termination after a change of control of Southern, assuming that the termination took place on December 31, 2006.

POTENTIAL PAYMENTS UPON TERMINATION
IN CONNECTION WITH A CHANGE-IN-CONTROL
	John H. Castle	Kurt G. Miller
Lump Sum Payment(1)(2)	$658,269	$523,826

(1)

Under the employment agreements with each named executive officer, Southern will provide the payments upon a change in control only if the named executive officer is terminated by Southern at will (i.e., not for death, disability, or "cause" as defined in the agreements) after a change in control of Southern or within six months before a change in control of Southern.

(2)	Under the employment agreements, each executive officer is entitled to receive a lump sum payment equal to 2.99 times the executive officer's average compensation (as defined in the agreements).

Compensation of Directors

          Directors who are not employed by Southern or any subsidiary of Southern ("non-employee directors") received an annual retainer of $9,750 in 2006. Each non-employee director also received $180 for each trust, compensation and executive committee meeting attended and $340 for each audit committee meeting attended. The Chairman of the audit committee received an additional $1,500 retainer. Non-employee directors also received a $2,000 discretionary bonus for 2006. Directors who are employed by Southern or its subsidiary bank do not receive director compensation.

          Directors are eligible to participate in a deferred fee plan, which allows the director to defer all or part of his or her director fees. Under the deferred fee plan, directors are entitled to a supplemental death benefit, which is funded by bank owned life insurance. No premiums were paid in 2006 on any directors' bank owned life insurance policies.

DIRECTOR COMPENSATION
Name	Fees Earned Or Paid in Cash ($)	All Other Compensation ($)		Total ($)

Marcia S. Albright	13,510	-		13,510
Dean Calhoun	4,438	-		4,438
H. Kenneth Cole	14,830	-		14,830
William Galliers(2)	4,363	11,376	(1)	15,739
Gary H. Haberl	12,830	677	(3)	13,507
Nolan E. Hooker	12,610	-		12,610
Gregory J. Hull	13,150	-		13,150
Thomas E. Kolassa	13,190	-		13,190
Donald J. Labrecque	12,610	1,230	(3)	13,840
Freeman E. Riddle	13,550	14,051	(1)	27,601

(1)	Payments made under deferred fee plan.
(2)	Mr. Galliers retired from the board of directors in April, 2006.
(3)	Premiums paid for term insurance to cover supplemental death benefit.

Compensation of Executive Officers and Directors of FNB

Overview

          This compensation discussion describes the material elements of compensation awarded to, earned by, or paid to Richard E. Dyer, Director President and Chief Executive Officer of FNB.

Objectives of FNB's Compensation Program

          The primary goal in FNB's compensation process has been to maintain a compensation structure that is competitive with other banking institutions in Michigan, enhance executive morale, retain existing management and, when needed, attract new executives. FNB's compensation of Mr. Dyer is designed to compensate him for services rendered to FNB and incentivize him toward the attainment of FNB's strategic goals, both short term and long term.

Elements of FNB's Compensation Program

          Mr. Dyer's compensation includes (i) base salary; (ii) performance-based compensation based on certain financial targets, (iii) participation in FNB retirement plans, (iv) use of a company owned vehicle; and (v) general health and welfare benefits.

          Base Salary

          FNB's goal is to set a competitive base salary that will fairly compensate Mr. Dyer for the services he has rendered to FNB and retain his services. One of the goals of his compensation is to establish a base salary that is competitive to those of comparable peer companies in the industry and the local market. FNB primarily uses Michigan Banker Association's annual compensation guide for comparison. This information is presented to FNB's Nominating & Compensation Committee, which is currently comprised of four independent directors of FNB and Mr. Dyer. In addition, the Nominating & Compensation Committee (excluding Mr. Dyer) is asked to evaluate Mr. Dyer's performance annually. This information is reviewed and analyzed annually by the independent directors of the Nominating & Compensation Committee to establish Mr. Dyer's salary.

          Incentive Bonus Plan

          Mr. Dyer is eligible to receive an annual bonus based on an incentive bonus program. The incentive bonus program is a company-wide plan that is designed to motivate participants to achieve FNB's annual financial objectives and allow participants to share appropriately in FNB's success. The bonus levels and goals have been approved by the board of directors. In 2006, the bonus level was up to 9% of a participant's base salary, provided FNB met certain targeted levels of return on assets. FNB did not meet these goals. In 2007, the bonus level could be as much as 8.20% of a participant's base salary provided FNB meets certain targeted levels of return on assets, efficiency ratio and delinquency ratios.

          Stock Appreciation Plan

          The Board of Directors adopted the FNB Financial Corporation Stock Appreciation Rights Plan on July 20, 2004. The purpose of the plan is to advance the interests of FNB and its shareholders by helping FNB attract and retain the services of employees, officers, and directors, upon whose judgment, initiative and efforts FNB is substantially dependent, and to provide those persons with further incentives to advance the interests of FNB. To date, no stock appreciation rights have been issued under the plan.

          Other Compensation

          Mr. Dyer is provided the use of a company-owned vehicle, currently a 2006 Buick Lucerne. In addition to the vehicle, FNB provides Mr. Dyer with a membership at the Beacon Club in Kalamazoo, a members-only restaurant.

2006 SUMMARY COMPENSATION TABLE

          The following table shows certain information concerning the compensation earned by Mr. Dyer during the fiscal year ended December 31, 2006.
Name and Principal Position	Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)

Richard E. Dyer President & Chief Executive Officer	2006	160,061(1)	150(2)	23,371(3)	183,582
_______________________
(1)	Includes director fees paid of $10,000.
(2)	Includes holiday and years of service cash bonuses which are payable to all full-time employees that meet the criteria at the same levels.
(3)

Includes FNB's matching contributions of $4,489 to Mr. Dyer's 401(k) plan account, $11,921 vehicle expense (which consists of actual depreciation, insurance and fuel costs incurred by FNB Bank), and $85 for a Beacon Club Membership. In addition, included is $6,876 which represents $6,200 paid to Mr. Dyer to purchase 200 shares of FNB common stock and $676 gross-up payment to reimburse Mr. Dyer for his income taxes relating to such payment.

          Retirement Plan Benefits

          Mr. Dyer participates in FNB's qualified 401(k) profit sharing plan. All employees of FNB are eligible to participate in the qualified 401(k) profit sharing plan. In 2006, FNB matched up to 100% of the first 3% of an individual's base salary that is contributed to his or her 401(k) account.

          Supplemental Life Insurance Agreement

          FNB and Mr. Dyer entered into a Supplemental Life Insurance Agreement on October 25, 2004. FNB purchased Bank Owned Life Insurance (BOLI) on Mr. Dyer to fund the life insurance benefit. As of December 31, 2006, total death benefits were approximately $2,900,000, of which $500,000 would be payable to Mr. Dyer's estate, provided Mr. Dyer were employed by FNB at the time of death. If Mr. Dyer is not employed by FNB at time of his death, no benefits would be paid to Mr. Dyer's estate.

POTENTIAL PAYMENTS ON TERMINATION OR CHANGE-IN-CONTROL

          Mr. Dyer and FNB entered into a Management Continuity Agreement dated July 20, 2004 and amended February 1, 2006 ("Management Continuity Agreement"). Under this agreement, if the merger with Southern occurs and Mr. Dyer is thereafter terminated or he voluntarily terminates his employment for good reason within eighteen months after the effective date of the merger, Mr. Dyer would be entitled to a payment of two times his annual base salary, any targeted annual bonus payment, and any annual board fees. Mr. Dyer would also be entitled to the continuation of certain retirement plan, health and life insurance benefits for two years.

          Mr. Dyer and FNB also entered into a Salary Continuation Agreement dated July 20, 2004 ("Salary Continuation Agreement"). Under this agreement, if Mr. Dyer retires after reaching age 65, he is entitled to receive an annual benefit of $120,000 for fifteen years payable in 180 monthly installments. If the merger with Southern occurs and Mr. Dyer is thereafter terminated prior to his reaching age 65 and within 12 months following the merger, the Salary Continuation Agreement provides that, Mr. Dyer would receive an annual benefit for fifteen years equal to the amount accrued by FNB with respect to the Salary Continuation Plan, payable in 180 monthly installments. As of December 31, 2006, the annual amount accrued with respect to Mr. Dyer's Salary Continuation Agreement was $100,540.60.

          On April 17, 2007, Mr. Dyer entered into a Transition Agreement and an Employment Agreement with Southern (collectively, the "New Agreements") which will automatically become effective at the effective time of the merger. If the merger does not occur, the New Agreements shall be null and void. The New Agreements supersede all previous agreements and understandings regarding the employment and compensation of Mr. Dyer by FNB, including the Management Continuity Agreement and the Salary Continuation Agreement.

          Under the Transition Agreement, Southern has a fixed and absolute obligation to pay Mr. Dyer a lump sum cash payment on the later of the first day after the six month period following the effective time of the merger or January 1, 2008, in the amount of $140,000, in lieu of any and all payments and benefits to which he would have otherwise have been entitled under the Management Continuity Agreement and Salary Continuation Agreement, except for Mr. Dyer's vested rights in the FNB 401(k) Profit Sharing Plan, pending claims under FNB's health insurance program, any right of indemnity under the Articles or Bylaws of the Bank or FNB, or his rights under the Supplemental Life Insurance Agreement dated October 25, 2004 between the Mr. Dyer and FNB.

          Under the Employment Agreement, if Mr. Dyer's employment is terminated (i) because of death, (ii) because of Permanent Disability (as defined in the Employment Agreement), (iii) by Southern for Cause (as defined in the Employment Agreement), (iv) at will by Mr. Dyer with at least 30 days advance notice, or (v) by either Southern or Mr. Dyer after the termination of the Employment Agreement, then Mr. Dyer will be entitled to (A) his unpaid salary installments through the end of the week in which his employment terminates, (B) any vested benefits accrued as of the date of termination of his employment under the terms of any written employment, compensation or benefit program; and (C) any rights of Mr. Dyer to indemnification under the provisions of the Articles or Bylaws of Southern or the Bank (collectively, "Vested Rights").

          Under the Employment Agreement, if Mr. Dyer's employment is terminated (i) at will by Southern without the notice required under the Employment Agreement, or (ii) by Mr. Dyer for Good Reason (as defined under the Employment Agreement) after a Change of Control (as defined under the Employment Agreement), then Mr. Dyer will be entitled to all of his Vested Rights and either (A) Severance Pay or (B) Cash Payment, as applicable.

          Mr. Dyer is entitled to Severance Pay if he is terminated at will without the notice required under the Employment Agreement (and is not otherwise entitled to a Cash Payment). If Mr. Dyer subsequently becomes eligible for a Cash Payment, the amount of the Cash Payment shall be reduced by the amount of Severance Pay already received by Mr. Dyer. The Severance Pay includes (A) the continuation of Mr. Dyer's salary for fifty-two (52) weeks following the week in which the employment terminates (the "Severance Pay Period"), subject to required payroll withholding; (B) payment by Southern of the COBRA continuation coverage premium necessary to continue Mr. Dyer's then current employee and dependent health, dental, and prescription drug coverage during the Severance Pay Period; and (C) up to $5,000 of outplacement assistance from an outplacement assistance firm. Mr. Dyer's Severance Pay will be reduced by (i) any disability benefits to which Mr. Dyer is entitled, (ii) any severance pay payable to Mr. Dyer under any other agreement or policy of Southern, (iii) any payment due Mr. Dyer under the

Federal Worker Adjustment and Retraining Notification Act or any comparable state statue or local ordinance, and (iv) the amount necessary to result in no portion of the payment to Mr. Dyer to be subject to the excise tax to be imposed under Section 4999 of Internal Revenue Code.

          Mr. Dyer is entitled to a Cash Payment if his employment is terminated (A) by Mr. Dyer for Good Reason after a Change of Control, or (B) by Southern without the required notice and such termination occurs either (i) after the date of a Change in Control or (ii) within six months before the date of a Change in Control. Mr. Dyer will then receive a Cash Payment of equal to 2.99 times Mr. Dyer's Average Compensation (as defined below), payable in one lump sum on the tenth business day after termination of the his employment. "Average Compensation" means (A) the sum of Mr. Dyer's salary and cash bonuses for each of the most recent three complete calendar years of Mr. Dyer's employment (or such lesser number of complete calendar years as Mr. Dyer has been employed by Southern) divided by (B) three (or the lesser number of complete calendar years for which Mr. Dyer has been employed by Southern). Average Compensation shall not include any amount, other than salary and cash bonuses, included in Mr. Dyer's taxable compensation for federal income tax purposes, such as the reporting of previously deferred compensation or gain realized upon exercise of any non qualified stock options. For purposes of computing Average Compensation only, Mr. Dyer shall be deemed to have been employed during all of 2007, and the sum of Mr. Dyer's salary and cash bonuses for 2007 shall be deemed to be the greater of (A) Mr. Dyer's actual salary and cash bonuses under this Agreement, or (B) $160,444. The Cash Payment will not be reduced by any amounts other than the required payroll deductions and the amount necessary to result in no portion of the payment to Mr. Dyer to be subject to the excise tax to be imposed under Section 4999 of Internal Revenue Code.

2006 DIRECTOR COMPENSATION TABLE(1)
Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

John S. Carton	12,000	-	-	-	-	-	12,000

Robert L. Hance	10,000	-	-	-	-	-	10,000
______________________
(1)

Each director of FNB receives $1,000 annual retainer and earns $500 for each regular board meeting, including the annual organizational meeting. The chairman of the audit committee, who currently is Mr. Carton, receives an additional $2,000 annual retainer from FNB Bank. Directors are not paid additional compensation for attending committee meetings. Each director of FNB Bank receives $500 for each board meeting attended, including the strategic planning meeting. There is no annual retainer paid to directors of FNB Bank.

Transactions with Related Persons

          Directors, officers, principal shareholders and their associates and family members were customers of, and had transactions (including loans and loan commitments) with, Southern's bank subsidiary, Southern Michigan Bank, in the ordinary course of business during 2006. All such loans and commitments were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than a normal risk of collectibility or present other unfavorable features. Similar transactions may be expected to take place in the ordinary course of business in the future. None of these loan relationships presently in effect are in default as of the date of this proxy statement.

          We have adopted written policies to implement the requirements of Regulation O of the Federal Reserve Board, which restricts the extension of credit to directors and executive officers and their family members and other related interests. Under these policies, extensions of credit that exceed regulatory thresholds must be approved by the board of directors of the appropriate subsidiary bank. We have adopted a written policy that requires the audit committee to review, evaluate, and approve other transactions between Southern and its affiliates or other related parties, including transactions in which a director or executive officer or immediate family member may have a direct or indirect material interest.

Financial Interests of Certain Insiders of FNB

          Certain insiders of FNB (members of management and the board of directors of FNB and its subsidiaries) may be deemed to have financial interests in the merger in addition to their financial interests as shareholders of FNB generally. The FNB board of directors was aware of these financial interests and considered them, among other matters, in approving the plan of merger. These financial interests include:

Agreements with Mr. Richard E. Dyer

          Mr. Dyer and FNB entered into a Management Continuity Agreement dated July 20, 2004 and amended February 1, 2006 ("Management Continuity Agreement"). Under this agreement, if the merger with Southern occurs and Mr. Dyer is thereafter terminated or he voluntarily terminates his employment for good reason within eighteen months after the effective date of the merger, Mr. Dyer would be entitled to a payment of two times his annual base salary, any targeted annual bonus payment, and any annual board fees. Mr. Dyer would also be entitled to the continuation of certain retirement plan, health and life insurance benefits for two years.

          Mr. Dyer and FNB also entered into a Salary Continuation Agreement dated July 20, 2004 ("Salary Continuation Agreement"). Under this agreement, if Mr. Dyer retires after reaching age 65, he is entitled to receive an annual benefit of $120,000 for fifteen years payable in 180 monthly installments. If the merger with Southern occurs and Mr. Dyer is thereafter terminated prior to his reaching age 65 and within 12 months following the merger, the Salary Continuation Agreement provides that, Mr. Dyer would receive an annual benefit for fifteen years equal to the amount accrued by FNB with respect to the Salary Continuation Plan, payable in 180 monthly installments. As of December 31, 2006, the annual amount accrued with respect to Mr. Dyer's Salary Continuation Agreement was $100,540.60.

          On April 17, 2007, Mr. Dyer entered into a Transition Agreement and an Employment Agreement with Southern (collectively, the "New Agreements") which will automatically become effective at the effective time of the merger. If the merger does not occur, the New Agreements shall be null and void. The New Agreements supersede all previous agreements and understandings regarding the employment and compensation of Mr. Dyer by FNB, including the Management Continuity Agreement and the Salary Continuation Agreement.

          Under the Transition Agreement, Southern has a fixed and absolute obligation to pay Mr. Dyer a lump sum cash payment on the later of the first day after the six month period following the effective time of the merger or January 1, 2008, in the amount of $140,000, in lieu of any and all payments and benefits to which he would have otherwise have been entitled under the Management Continuity Agreement and Salary Continuation Agreement, except for Mr. Dyer's vested rights in the FNB 401(k) Profit Sharing Plan, pending claims under FNB's health insurance program, any right of indemnity under the Articles or Bylaws of the Bank or FNB, or his rights under the Supplemental Life Insurance Agreement dated October 25, 2004 between the Mr. Dyer and FNB.

          Under the Employment Agreement, if Mr. Dyer's employment is terminated (i) because of death, (ii) because of Permanent Disability (as defined in the Employment Agreement), (iii) by Southern for Cause (as defined in the Employment Agreement), (iv) at will by Mr. Dyer with at least 30 days advance notice, or (v) by either Southern or Mr. Dyer after the termination of the Employment Agreement, then Mr. Dyer will be entitled to (A) his unpaid salary installments through the end of the week in which his employment terminates, (B) any vested benefits accrued as of the date of termination of his employment under the terms of any written employment, compensation or benefit program; and (C) any rights of Mr. Dyer to indemnification under the provisions of the Articles or Bylaws of Southern or the Bank (collectively, "Vested Rights").

          Under the Employment Agreement, if Mr. Dyer's employment is terminated (i) at will by Southern without the notice required under the Employment Agreement, or (ii) by Mr. Dyer for Good Reason (as defined under the Employment Agreement) after a Change of Control (as defined under the Employment Agreement), then Mr. Dyer will be entitled to all of his Vested Rights and either (A) Severance Pay or (B) Cash Payment, as applicable.

          Mr. Dyer is entitled to Severance Pay if he is terminated at will without the notice required under the Employment Agreement (and is not otherwise entitled to a Cash Payment). If Mr. Dyer subsequently becomes eligible for a Cash Payment, the amount of the Cash Payment shall be reduced by the amount of Severance Pay already received by Mr. Dyer. The Severance Pay includes (A) the continuation of Mr. Dyer's salary for fifty-two (52) weeks following the week in which the employment terminates (the "Severance Pay Period"), subject to required payroll withholding; (B) payment by Southern of the COBRA continuation coverage premium necessary to continue Mr. Dyer's then current employee and dependent health, dental, and prescription drug coverage during the Severance Pay Period; and (C) up to $5,000 of outplacement assistance from an outplacement assistance firm. Mr. Dyer's Severance Pay will be reduced by (i) any disability benefits to which Mr. Dyer is entitled, (ii) any severance pay payable to Mr. Dyer under any other agreement or policy of Southern, (iii) any payment due Mr. Dyer under the Federal Worker Adjustment and Retraining Notification Act or any comparable state statue or local ordinance, and (iv) the amount necessary to result in no portion of the payment to Mr. Dyer to be subject to the excise tax to be imposed under Section 4999 of Internal Revenue Code.

          Mr. Dyer is entitled to a Cash Payment if his employment is terminated (A) by Mr. Dyer for Good Reason after a Change of Control, or (B) by Southern without the required notice and such termination occurs either (i) after the date of a Change in Control or (ii) within six months before the date of a Change in Control. Mr. Dyer will then receive a Cash Payment of equal to 2.99 times Mr. Dyer's Average Compensation (as defined below), payable in one lump sum on the tenth business day after termination of the his employment. "Average Compensation" means (A) the sum of Mr. Dyer's salary and cash bonuses for each of the most recent three complete calendar years of Mr. Dyer's employment (or such lesser number of complete calendar years as Mr. Dyer has been employed by Southern) divided by (B) three (or the lesser number of complete calendar years for which Mr. Dyer has been employed by Southern). Average Compensation shall not include any amount, other than salary and cash bonuses, included in Mr. Dyer's taxable compensation for federal income tax purposes, such as the reporting of previously deferred compensation or gain realized upon exercise of any non qualified stock options. For purposes of computing Average Compensation only, Mr. Dyer shall be deemed to have been employed during all of 2007, and the sum of Mr. Dyer's salary and cash bonuses for 2007 shall be deemed to be the greater of (A) Mr. Dyer's actual salary and cash bonuses under this Agreement, or (B) $160,444. The Cash Payment will not be reduced by any amounts other than the required payroll deductions and the amount necessary to result in no portion of the payment to Mr. Dyer to be subject to the excise tax to be imposed under Section 4999 of Internal Revenue Code.

Indemnification; Directors' and Officers' Liability Insurance

          Southern has agreed to honor the rights to indemnification and advancement of expenses now existing in favor of the directors and officers of FNB and its subsidiaries under their articles of incorporation or bylaws. These provisions are contractual rights enforceable by FNB directors and officers which will remain in effect following the merger and will continue with respect to acts or omissions occurring before the effective time of the merger.

          Southern has agreed to cause the officers and directors of FNB immediately before the merger to be covered immediately following the merger and for a period of six years by a directors' and officers' liability insurance policy.

Director Compensation

          John S. Carton and Robert L. Hance will be entitled to non-employee director compensation as members of the board of directors of Southern after completion of the merger. In 2006, non-employee director compensation consisted of an annual retainer of $9,750. Each non-employee director also received $180 for each trust, compensation and executive committee meeting attended and $340 for each audit committee meeting attended. The Chairman of the audit committee received an additional $1,500 retainer. Non-employee directors also received a $2,000 discretionary bonus for 2006. Directors who are employed by Southern or its subsidiary bank do not receive director compensation.

          Directors are eligible to participate in a deferred fee plan, which allows the director to defer all or part of his or her director fees. Under the deferred fee plan, directors are entitled to a supplemental death benefit, which is funded by bank owned life insurance. No premiums were paid in 2006 on any directors' bank owned life insurance policies.

GENERAL INFORMATION

Experts

          The consolidated balance sheets of Southern at December 31, 2006 and 2005, and the related consolidated statements of income and comprehensive income, statements of changes in shareholders' equity, and statements of cash flows for each of the two years in the period ended December 31, 2006, appearing in this prospectus and proxy statement, have been audited by Clifton Gunderson LLP, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the registration statement with respect to the shares to be issued and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          The consolidated statements of income and comprehensive income, statement of changes in shareholders equity, and statement of cash flows of Southern for the year ended December 31, 2004, appearing in this prospectus and proxy statement, have been audited by Crowe Chizek and Company LLC, independent certified public accountants, as set forth in their report thereon appearing elsewhere herein and in the registration statement with respect to the shares to be issued, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          The consolidated balance sheets of FNB at December 31, 2006 and 2005, and the related consolidated statements of income, statements of changes in shareholders equity, and statements of cash flows for each of the two years in the period ended December 31, 2006, appearing in this prospectus and proxy statement have been audited by BKD, LLP, independent certified public accountants, as set forth in their respective reports thereon appearing elsewhere herein and in the registration statement with respect to the shares to be issued, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

          In connection with its role as financial adviser to FNB, Austin Associates has rendered a fairness opinion and will receive professional fees in connection with its services of approximately $338,750, plus reimbursement for all reasonable expenses. FNB has agreed to indemnify Austin Associates against certain liabilities, including certain liabilities which may arise under the securities laws.

Sources of Information

          The information contained in this prospectus and proxy statement relating to Southern and FNB has been furnished by each of them for inclusion herein. Southern has relied upon FNB with respect to the accuracy and completeness of the information concerning FNB. FNB has relied upon Southern with respect to the accuracy and completeness of the information concerning Southern.

REPORTS TO SHAREHOLDERS

          Southern currently is not required to deliver an annual report to shareholders pursuant to Section 14 of the Exchange Act, or the regulations issued by the Commission, but will be required to do so upon completion of the merger.

APPENDIX A

As Amended

AGREEMENT AND PLAN OF MERGER BETWEEN

FNB FINANCIAL CORPORATION

AND

SOUTHERN MICHIGAN BANCORP, INC.

Dated as of April 17, 2007

Table of Contents

A-i

4.16	Condition of Real Property	A-17
4.17	Real and Personal Property Leases	A-18
4.18	Required Licenses, Permits, Etc.	A-18
4.19	Material Contracts and Change of Control	A-18
4.20	Certain Employment Matters	A-20
4.21	Employee Benefit Plans	A-20
4.22	Environmental Matters	A-22
4.23	Duties as Fiduciary	A-23
4.24	Investment Bankers and Brokers	A-23
4.25	Fairness Opinion	A-23
4.26	FNB-Related Persons	A-23
4.27	Change in Business Relationships	A-23
4.28	Insurance	A-24
4.29	Books and Records	A-24
4.30	Loan Guarantees	A-24
4.31	Events Since December 31, 2004	A-24
3.32	Anticipated Changes	A-25
4.33	Allowance for Loan Losses	A-25
4.34	Loans and Investments	A-25
4.35	Loan Origination and Servicing	A-25
4.36	Public Communications; Securities Offering	A-25
4.37	No Insider Trading	A-25
4.38	Joint Ventures; Strategic Alliances	A-26
4.39	Absence of Defaults Under Contracts	A-26
4.40	Policies and Procedures	A-26
4.41	True and Complete Information	A-26
4.42	Truth and Completeness of Representations and Warranties	A-26
ARTICLE V - COVENANTS PENDING CLOSING		A-26
5.1	Disclosure Statements; Additional Information	A-26
5.2	Changes Affecting Representations	A-27
5.3	FNB's Conduct of Business Pending the Effective Time	A-27
5.4	Approval of Plan of Merger by FNB Shareholders	A-30
5.5	Dividends	A-30
5.6	Technology-Related Contracts	A-31
5.7	Indemnification and Insurance	A-31
5.8	Exclusive Commitment	A-32
5.9	Affiliates	A-32
5.10	Other Filings	A-32
5.11	Miscellaneous Agreements and Consents	A-32
5.12	Registration Statement	A-33
5.13	Access and Investigation	A-33
5.14	Confidentiality	A-33
5.15	Environmental Investigation	A-34
5.16	Termination of Employee Benefit Plan	A-34
5.17	Public Announcements	A-34
5.18	Regulatory and Shareholder Approvals	A-34
5.19	Update of Titles, Rights, Etc.	A-35
5.20	Sarbanes-Oxley Certification of Financial Statements	A-35
5.21	Exchange of Financial Information	A-35
5.23	Certain Employment Covenants	A-35
5.23	Executive Agreements	A-36
5.24	Bank	A-36
5.25	Charter and Name Change	A-36
5.26	Board Matters	A-36
5.27	Transaction-Related Expenses	A-36
5.28	FNB Allowance for Loan Losses	A-36

A-ii

5.29	Stock Issuances by Southern	A-36
ARTICLE VI - CONDITIONS PRECEDENT TO SOUTHERN'S OBLIGATIONS		A-36
6.1	Renewal of Representations and Warranties, Etc.	A-36
6.2	Opinion of Legal Counsel	A-37
6.3	Registration Statement	A-37
6.4	Required Regulatory Approvals	A-37
6.5	Shareholder Approval	A-37
6.6	Order, Decree, Etc.	A-37
6.7	Proceedings	A-37
6.8	Certificate as to Outstanding Shares	A-37
6.9	Change of Control Waivers	A-37
6.10	Other Agreements	A-38
6.11	Tax Matters	A-38
6.12	Fairness Opinion	A-38
ARTICLE VII - CONDITIONS PRECEDENT TO FNB'S OBLIGATIONS		A-38
7.1	Renewal of Representations and Warranties, Etc.	A-38
7.2	Opinion of Legal Counsel	A-39
7.3	Required Regulatory Approvals	A-39
7.4	Shareholder Approval	A-39
7.5	Order, Decree, Etc.	A-39
7.6	Fairness Opinion	A-39
7.7	Registration Statement	A-39
7.8	Tax Matters	A-39
ARTICLE VIII - ABANDONMENT OF MERGER		A-40
8.1	Mutual Abandonment	A-40
8.2	Upset Date	A-40
8.3	Southern's Rights to Terminate	A-40
8.4	FNB's Rights to Terminate	A-41
8.5	Effect of Termination	A-41
ARTICLE IX - MISCELLANEOUS		A-43
9.1	Material Adverse Effect Defined	A-43
9.2	Knowledge Defined; Person Defined; Affiliate Defined	A-43
9.3	Nonsurvival of Representations, Warranties, and Agreements	A-43
9.4	Amendment	A-43
9.5	Expenses	A-44
9.6	Specific Enforcement	A-44
9.7	Jurisdiction; Venue; Jury	A-44
9.8	Waiver	A-44
9.9	Notices	A-44
9.10	Governing Law	A-44
9.11	Entire Agreement; Amendment	A-44
9.12	Third Party Beneficiaries	A-45
9.13	Counterparts	A-45
9.14	Headings, Etc.	A-45
9.15	Calculation of Dates and Deadlines	A-45
9.16	Severability	A-45
9.17	Further Assurances; Privileges	A-45

A-iii

GLOSSARY OF TERMS
Acquirer Subsidiary	A-43
Acquisition Proposal	A-33
Acquisition Transaction	A-33
Adjusted Cash Election	A-5
Adjusted Stock Election	A-5
Affiliate	A-45
Affiliated	A-45
Austin	A-23
Bank	A-13
Business Day	A-2
Cash Consideration Per Share	A-3
Cash Election	A-3
Cash Election Number	A-4
CERCLA	A-23
Certificate of Merger	A-2
Closing	A-1
Code	A-1
Constituent Corporation	A-1
Control	A-14
Designated Contracts	A-39
Donnelly	A-11
Dyer Compensation Agreements	A-37
Effective Time	A-2
Election Deadline	A-4
Election Form	A-3
Employee Benefit Plan	A-21
Employment-Related Payments	A-20
Environmental Laws	A-23
ERISA	A-21
Excess Parachute Payment	A-17
Exchange Act	A-43
Exchange Agent	A-7
Exchange Schedule	A-4
FDIA	A-9
Federal Bank Holding Company Act	A-9
Federal Reserve Board	A-9
Fee Termination Event	A-44
Fiduciary Event	A-31
FNB	A-1
FNB Call Reports	A-15
FNB Common Stock	A-2
FNB Disclosure Statement	A-13
FNB Employees	A-36
FNB Plan	A-35
FNB Premises	A-22
FNB Services	A-13
FNB's Financial Statements	A-15
FNB's Leased Real Property	A-18
FNB's Leases	A-18
FNB's Real Property	A-18
FNB's Representatives	A-23
FNB-Related Person	A-24
Hazardous Substance	A-23
Initial Triggering Event	A-43
Insurance Amount	A-32
IRS	A-17
Knowledge	A-45
Merger	A-1
Merger Consideration	A-3
Michigan Act	A-1
National Bank Act	A-9
Non-Election	A-4
Old Certificates	A-7
PBGC	A-21
Person	A-45
Plan of Merger	A-1
Prospectus and Proxy Statement	A-11
Registration Statement	A-11
Representative	A-4
Securities Act	A-33
Shareholders' Meeting	A-11
Southern	A-1
Southern Benefit Plans	A-36
Southern Call Reports	A-10
Southern Common Stock	A-3
Southern Disclosure Statement	A-8
Southern's Financial Statements	A-10
Stock Consideration Per Share	A-3
Stock Distribution	A-6
Stock Election	A-4
Stock Election Number	A-4
Subsequent Triggering Event	A-44
Subsidiaries	A-13
Subsidiary	A-13
Superior Proposal	A-31
Surviving Corporation	A-1
Tax Returns	A-17
Taxes	A-16
Technology-Related Contracts	A-31
Termination Fee	A-43
Transaction Documents	A-11
Upset Date	A-2

A-iv

AGREEMENT AND PLAN OF MERGER

          This Agreement and Plan of Merger (this "Plan of Merger") is made as of April 17, 2007, by and between FNB Financial Corporation, a Michigan corporation, located at 88 North Main Street, P.O. Box 407, Three Rivers, Michigan 49093 ("FNB") and Southern Michigan Bancorp, Inc., a Michigan corporation, located at 51 West Pearl Street, P.O. Box 309, Coldwater, Michigan 49036 ("Southern").

PRELIMINARY STATEMENT

          A.          The boards of directors of FNB and Southern have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for in this Plan of Merger, in which FNB will, on the terms and subject to the conditions set forth in this Plan of Merger, merge with and into Southern (the "Merger"), so that Southern is the surviving corporation in the Merger; and

          B.          For federal income tax purposes, it is intended for the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and this Plan of Merger is intended to be and is adopted as a "Plan of Reorganization" for the purposes of Sections 354 and 361 of the Code; and

          C.          The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

          In consideration of the representations, warranties, mutual covenants and agreements contained in this Plan of Merger, the parties agree as follows:

ARTICLE I - THE TRANSACTION

          Subject to the terms and conditions of this Plan of Merger, the parties agree to carry out the Merger in the following manner:

          1.1          Merger. Subject to the terms and conditions herein, at the Effective Time (defined below in Section 1.3), FNB shall be merged with and into Southern and the separate corporate existence of FNB shall then cease. FNB and Southern are each sometimes referred to as a "Constituent Corporation" before the Merger. At the Effective Time, the Constituent Corporations shall become a single corporation, which corporation shall be Southern (the "Surviving Corporation"). The effect of the Merger upon each of the Constituent Corporations and the Surviving Corporation shall be as provided in Chapter Seven of the Business Corporation Act of the State of Michigan, as amended (the "Michigan Act"), with respect to the merger of domestic corporations. If Southern is advised by its independent tax accountants that a different corporate structure for the transactions contemplated by this Plan of Merger would be more advantageous to Southern from a financial, tax, or accounting perspective, then FNB shall cooperate with Southern to effect a restructuring of these transactions provided, that such restructuring is presented before the Shareholders' Meeting (defined below in Section 3.13.1), the Merger continues to qualify as a tax-free reorganization under the Code, the Effective Time of the Merger is not delayed by more than 30 days and the alternative structure does not alter or change the amount of consideration or kind of consideration to be issued to FNB's shareholders.

          1.2          The Closing. The "Closing" for the Merger shall be held at such time, date, and location as may be mutually agreed by the parties. In the absence of such agreement, the Closing shall be held at the offices of Warner Norcross & Judd LLP, 111 Lyon Street NW, Grand Rapids, Michigan 49503, commencing at 11 a.m. on the earliest date specified by either FNB or Southern upon five Business Days' written notice (or at the election of Southern, on the last Business Day of the month) after the last to occur of the following events: (a) receipt of all consents and approvals of governmental regulatory authorities, and the expiration of all related statutory waiting periods, legally required to consummate the Merger; (b) approval of this Plan of Merger by the shareholders of FNB; and (c) a registration statement covering the shares of Southern Common Stock (defined below in Section 2.1.1) to be issued in the Merger shall have been declared effective by all applicable federal and state securities regulators and such declaration shall not have been withdrawn or suspended. Scheduling or commencing the Closing shall not, however, constitute a waiver of the conditions precedent of either Southern or FNB as set forth in Article VI (Conditions Precedent to Southern's Obligations) and Article VII (Conditions Precedent to FNB's Obligations), respectively. Upon completion of the Closing, FNB and Southern shall each promptly execute and file the certificate of merger as required by the Michigan Act to effect the Merger (the "Certificate of Merger"). No party shall take any action to revoke the Certificate of Merger after its filing without the written consent of the other party.

          1.3          Effective Time of Merger. The Merger shall be consummated following the Closing by filing the Certificate of Merger in the manner required by law. The "Effective Time" of the Merger shall be as of the time and date when the Merger becomes effective as set forth in the Certificate of Merger, but not later than five Business Days after the Closing occurs. As used in this Plan of Merger, the term "Business Day" means any day other than a day on which the Federal Reserve Bank of Chicago is closed. FNB and Southern agree that the Effective Time shall not be later than December 31, 2007 ("Upset Date"), unless mutually agreed by FNB and Southern.

          1.4          Additional Actions. At any time after the Effective Time, the Surviving Corporation may determine that deeds, assignments, or assurances or any other acts are necessary or desirable to vest, perfect, or confirm, of record or otherwise, in the Surviving Corporation its rights, title, or interest in, to, or under any of the rights, properties, or assets of FNB acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger, or to otherwise carry out the purposes of this Plan of Merger. FNB grants to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such deeds, assignments, and assurances and to do all acts necessary, proper, or convenient to accomplish this purpose. This irrevocable power of attorney shall only be operative following the Effective Time and at such time, the officers and directors of the Surviving Corporation shall be fully authorized in the name of FNB to take any and all such actions contemplated by this Plan of Merger.

          1.5          Surviving Corporation. As of and immediately after the Effective Time, the Surviving Corporation shall have the following attributes until they are subsequently changed in the manner provided by law:

                    1.5.1          Name. The name of the Surviving Corporation shall be "Southern Michigan Bancorp, Inc."

                    1.5.2          Articles of Incorporation. The articles of incorporation of the Surviving Corporation shall be the articles of incorporation of Southern as in effect immediately before the Effective Time, without change.

                    1.5.3          Bylaws. The bylaws of the Surviving Corporation shall be the bylaws of Southern as in effect immediately before the Effective Time, without change.

                    1.5.4          Officers. The officers of the Surviving Corporation shall be as set forth on Exhibit A.

                    1.5.5          Directors. The directors of the Surviving Corporation shall be as set forth on Exhibit B.

ARTICLE II - CONVERSION AND EXCHANGE OF SHARES

          Subject to the terms and conditions of this Plan of Merger and as a result of the Merger, all issued and outstanding shares of common stock, $1.00 par value per share, of FNB ("FNB Common Stock") shall be converted into the right to receive the Merger Consideration (defined below in Section 2.1.1) as follows:

          2.1          Conversion of Shares. As of the Effective Time:

                    2.1.1          Conversion of FNB Common Stock. Except as provided in this Article II (Conversion and Exchange of Shares), each share of FNB Common Stock outstanding immediately before the Effective Time shall, without any action on the part of any shareholder, be converted automatically into the right to receive the Merger Consideration. For purposes of this Plan of Merger: "Merger Consideration" shall mean the right to receive (a) an amount of cash equal to the Cash Consideration Per Share (defined below in Section 2.1.5); and/or (b) a number of shares of the common stock, $2.50 par value per share, of Southern ("Southern Common Stock") equal to the Stock Consideration Per Share (defined below in Section 2.1.6). No interest shall accrue or be payable with respect to the Merger Consideration.

                    2.1.2          No Conversion of Southern's Common Stock. Each share of Southern Common Stock issued and outstanding immediately before the Effective Time shall, without any action on the part of Southern or any Southern shareholder, continue as one share of the common stock of the Surviving Corporation. Outstanding certificates representing shares of Southern Common Stock shall be deemed to represent an identical number of shares of common stock of the Surviving Corporation.

                    2.1.3          Stock Held by Southern. Each share of FNB Common Stock, if any, held by Southern or any of its subsidiaries for its own account, and not in a fiduciary or representative capacity for a person other than Southern or any of its subsidiaries, shall be canceled and no consideration shall be payable with respect to any such share.

                    2.1.4          FNB Common Stock No Longer Issued and Outstanding. Each share of FNB Common Stock issued and outstanding immediately before the Effective Time shall, as of the Effective Time, no longer be issued and outstanding and each certificate previously representing such shares of FNB Common Stock shall thereafter represent only the right to receive the Merger Consideration, together with any dividends and other distributions payable as provided in Section 2.5.4 (Dividends Pending Surrender), but subject to payment of cash in lieu of fractional shares as provided in Section 2.5.9 (No Fractional Shares), and subject further to the fact that, until such time as Old Certificates (defined below in Section 2.4) are exchanged for certificates representing shares of Southern Common Stock as provided in this Article II, the shares of Southern Common Stock into which such Old Certificates may be converted shall have no voting rights with respect to any matters submitted to the shareholders of the Surviving Corporation after the Effective Time.

                    2.1.5          Cash Consideration Per Share. The "Cash Consideration Per Share" shall equal $45.35.

                    2.1.6          Stock Consideration Per Share. The "Stock Consideration Per Share" shall equal 1.87 validly issued, fully paid and non-assessable shares of Southern Common Stock.

                    2.1.7          Election of Merger Consideration. Subject to the election restrictions set forth below, holders of FNB Common Stock may elect to receive the Stock Consideration Per Share or the Cash Consideration Per Share in exchange for each share of FNB Common Stock. The total number of shares of FNB Common Stock to be converted into the Stock Consideration Per Share shall equal 50% of the total outstanding shares of FNB Common Stock. All shares of FNB Common Stock not exchanged for the Stock Consideration Per Share shall be exchanged for the Cash Consideration Per Share.

                    2.1.8          Election Procedures. An election form and letter of transmittal and instructions for making elections and surrendering Old Certificates, in such form as Southern and FNB mutually agree ("Election Form"), will be mailed to each holder of record of FNB Common Stock entitled to vote at the Shareholders' Meeting permitting such holder, subject to the allocation and election procedure set forth herein:

                    (a)          to specify the number of shares of FNB Common Stock owned by such holder with respect to which the holder desires to receive the Cash Consideration Per Share (a "Cash Election") in accordance with the provisions in this Plan of Merger;

                    (b)          to specify the number of shares of FNB Common Stock owned by such holder with respect to which such holder desires to receive the Stock Consideration Per Share (a "Stock Election") in accordance with the provisions in this Plan of Merger; and/or

                    (c)          to indicate that such record holder has no preference as to the receipt of Stock Consideration Per Share or Cash Consideration Per Share for such shares (a "Non-Election").

          Holders of record of shares of FNB Common Stock who hold such shares as nominees, trustees or in other representative capacities (a "Representative") may submit multiple Election Forms, provided that each such Election Form covers all the shares of FNB Common Stock held by each representative for a particular beneficial owner.

          In order to be valid, an Election Form, accompanied by Old Certificates representing all shares of FNB Common Stock as to which an election is made on the Election Form (or a guarantee of delivery of Old Certificates or a lost certificate affidavit and indemnity bond as permitted in Section 2.1.9) must be delivered to the Exchange Agent not later than the Election Deadline and not be withdrawn.

          Each holder of FNB Common Stock will have the right to change his or her election to a Cash Election and/or Stock Election at any time before the Election Deadline by delivering a new Election Form to the Exchange Agent. Each holder of FNB Common Stock will have the right to withdraw his or her election and withdraw all stock certificates submitted with his or her Election Form by written notice received by the Exchange Agent at any time before the Election Deadline. All shares of FNB Common Stock represented by Old Certificates so withdrawn will become Non-Election shares. Stock certificates representing such withdrawn shares will be sent to the holder or, if the holder requests personal delivery, will be made available to the holder at the offices of the Exchange Agent, in either case within two Business Days of receipt of such written notice.

                    2.1.9          Election Deadline. The term "Election Deadline" shall mean date and time specified in the Prospectus and Proxy Statement as the date and time of the Shareholders' Meeting. An election will have been properly made only if the Exchange Agent has actually received a properly completed and valid Election Form. In order to be valid, an Election Form must be accompanied by (i) Old Certificates representing all shares as to which an election is made on the Election Form, (ii) a lost certificate and indemnity bond in a form acceptable to the Exchange Agent, or (iii) a guarantee of delivery of Old Certificates in a form required by the Exchange Agent, provided that the Old Certificates guaranteed are in fact delivered to the Exchange Agent not later than 5:00 p.m. on the business day following the Election Deadline. All shares for which the Exchange Agent does not receive a valid Election Form before the Election Deadline shall be treated as Non-Election shares. Subject to the terms of this Plan of Merger and of the Election Form, Southern and the Exchange Agent (defined below in Section 2.5.2) will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms or delivery, and any decisions of Southern regarding such matters shall be binding and conclusive. None of FNB, Southern or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form or delivery.

                    2.1.10          Exchange Schedule. As soon as reasonably practicable, but in no event more than five Business Days after the Election Deadline, Southern and Exchange Agent shall prepare a schedule (the "Exchange Schedule"), calculating the amount of Cash Consideration Per Share and Stock Consideration Per Share that each FNB shareholder will be entitled to receive, listed by FNB stock certificate number, pursuant to the provisions of Article II hereof. Such Exchange Schedule shall be delivered to FNB within one Business Day after it has been prepared. FNB shall have three Business Days to provide Southern and Exchange Agent with any objections, comments or questions concerning the Exchange Schedule.

                    2.1.11          Stock Election and Cash Election Numbers. The "Stock Election Number" means the aggregate number of shares of FNB Common Stock with respect to which Stock Elections have been made. The "Cash Election Number" means the aggregate number of shares of FNB Common Stock with respect to which Cash Elections have been made.

                    2.1.12          Stock Election In Excess of 50%. If the Stock Election Number exceeds 286,670 (50% of the total outstanding shares of FNB Common Stock), then, in the order set forth below:

                    (a)          All Non-Election shares of each holder of FNB Common Stock or, if less than all, such number of Non-Election shares as necessary to reduce the aggregate number of shares of FNB Common Stock receiving the Stock Consideration Per Share to 286,670 (50% of the total outstanding shares of FNB Common Stock) (allocated on a pro-rata basis) shall be converted into the right to receive the Cash Consideration Per Share; and

                    (b)          To the extent that the aggregate number of shares of FNB Common Stock that are to be allocated the Stock Consideration Per Share after the conversion (noted in paragraph (a) above) of Non-Election shares still exceeds 286,670 (50% of the total outstanding shares of FNB Common Stock), then the Stock Election shares of each holder of FNB Common Stock will be adjusted, on a pro-rata basis, such that the aggregate number of shares of FNB Common Stock electing the Stock Consideration Per Share equals 286,670 (50% of the total outstanding shares of FNB Common Stock). Such adjustment (the "Adjusted Stock Election") shall be determined as follows: the number of Adjusted Stock Election shares that each holder of FNB Common Stock who properly elected the Stock Consideration Per Share will be deemed to hold shall equal the product obtained by multiplying (x) the number of Stock Election shares held by such holder by (y) a fraction, the numerator of which is 286,670 (50% of the total outstanding shares of FNB Common Stock) and the denominator of which is the Stock Election Number. The Adjusted Stock Election shares shall then be converted into the right to receive the Stock Consideration Per Share. The remaining number of such holder's Stock Election shares shall be converted into the right to receive the Cash Consideration Per Share.

                    2.1.13          Stock Elections Below 50%. If the Stock Election Number is less than 286,670 (50% of the total outstanding shares of FNB Common Stock), then:

                    (a)          All Non-Election shares of each holder of FNB Common Stock or, if less than all, such number of Non-Election shares as necessary to reduce the aggregate number of shares of FNB Common Stock receiving the Cash Consideration Per Share to 286,670 (50% of the total outstanding shares of FNB Common Stock) (allocated on a pro-rata basis) shall be converted into the right to receive the Stock Consideration Per Share; and

                    (b)          To the extent that the aggregate number of shares of FNB Common Stock that are to be allocated the Stock Consideration Per Share after the conversion (noted in paragraph (a) above) of Non-Election shares still is less than 286,670 (50% of the total outstanding shares of FNB Common Stock), then the Cash Election shares of each holder of FNB Common Stock will be adjusted, on a pro-rata basis, such that the aggregate number of shares of FNB Common Stock converting to the Stock Consideration Per Share equals 286,670 (50% of the total outstanding shares of FNB Common Stock). Such adjustment (the "Adjusted Cash Election") shall be determined as follows: the number of Adjusted Cash Election shares that each holder of FNB Common Stock who properly elected the Cash Consideration Per Share will be deemed to hold shall equal the product obtained by multiplying (x) the number of Cash Election shares held by such holder by (y) a fraction, the numerator of which is 286,670 (50% of the total outstanding shares of FNB Common Stock) minus the Dissenting Share Number (defined below) and the denominator of which is the Cash Election Number. The term "Dissenting Share Number" shall mean that number of shares of FNB Common Stock, if any, as to which any FNB shareholder has asserted dissenters' rights by delivering written notice to FNB of the shareholder's intent to demand payment for his or her shares in the manner provided in Section 765 of the Michigan Act, and the holder has not voted his or her shares in favor of approval of the Plan of Merger. The Adjusted Cash Election shares shall then be converted into the right to receive the Cash Consideration Per Share. The remaining number of such holder's Cash Election shares shall be converted into the right to receive the Stock Consideration Per Share.

                    2.1.14          Stock Elections Equal 50%. If the Stock Election Number equals 286,670 (50% of the total outstanding shares of FNB Common Stock), then all holders of FNB Common Stock who have submitted a proper and timely Election Form shall be converted into the right to receive the Stock Consideration Per Share or the Cash Consideration Per Share or both, as they have properly elected. In such event, all Non-Election shares of each holder of FNB Common Stock shall be converted on a 50/50 basis into the right to receive the Stock Consideration Per Share and the Cash Consideration Per Share, respectively. By way of example only, 100 Non-Election shares would be converted into the right to receive the Stock Consideration Per Share for 50 shares and the right to receive the Cash Consideration Per Share for 50 shares.

                    2.1.15          No Outstanding Options or Warrants. FNB represents that there are no outstanding options or warrants to purchase FNB Common Stock.

          2.2          Adjustments. The Merger Consideration, and the related computations described in Section 2.1 (Conversion of Shares), shall be adjusted in the manner provided in this Section 2.2 upon the occurrence of any of the following events:

                    2.2.1          Stock Dividends and Distributions. If Southern declares a stock dividend, stock split, or stock split-up (any such event being a "Stock Distribution") of Southern Common Stock to its holders with a record date occurring before the Effective Time, then the Stock Consideration Per Share shall be adjusted by multiplying it by a fraction, (i) the numerator of which shall be the total number of shares of Southern Common Stock that are outstanding as of the record date for such Stock Distribution plus the additional number of shares to be issued in the Stock Distribution computed as of that record date; and (ii) the denominator of which shall be the total number of shares of Southern Common Stock outstanding as of the Stock Distribution's record date.

                    2.2.2          Other Action Affecting Southern Common Stock. In the event of a reclassification of outstanding shares of Southern Common Stock or a consolidation or merger of Southern with or into another corporation, other than a merger in which Southern is ultimately the surviving corporation and which merger does not result in any reclassification of Southern Common Stock, holders of FNB Common Stock shall receive in lieu of each share of Southern Common Stock to be issued in exchange for FNB Common Stock based upon the Stock Consideration Per Share, the kind and amount of shares of Southern stock, other securities, money, and/or property receivable upon such reclassification, consolidation, or merger by holders of Southern Common Stock with respect to each share of Southern Common Stock outstanding immediately before such reclassification, consolidation, or merger.

                    2.2.3          Authorized Issuances. Notwithstanding any other provisions of this Section 2.2, no adjustment shall be made in the event of the issuance of additional shares of Southern Common Stock pursuant to any stock offering, pursuant to the exercise of stock options awarded under any director, employee or affiliate stock option plans of Southern or its subsidiaries, or upon the grant or sale of shares or rights to receive shares to, or for, the account of any director, employee, or affiliate of Southern or any of its subsidiaries pursuant to the stock option, deferred stock compensation, thrift, stock purchase and other compensation or benefit plans of Southern.

                    2.2.4          Changes in Capital. Subject only to making any adjustment provided above and related computations prescribed in this Section 2.2, and further subject to the provisions of Section 5.29, nothing contained in this Plan of Merger shall preclude Southern from amending its articles of incorporation to change its capital structure or from issuing additional shares of Southern Common Stock, preferred stock, shares of other capital stock or securities that are convertible into shares of capital stock.

          2.3          Increase in Outstanding Shares of FNB Common Stock. If the number of shares of FNB Common Stock outstanding is greater than 573,339 for any reason whatsoever (whether or not such increase constitutes a breach of this Plan of Merger), then the Stock Consideration Per Share and the Cash Consideration Per Share shall be adjusted by multiplying each by a fraction: (a) the numerator of which shall be 573,339 and (b) the denominator of which shall be the total number of shares of FNB Common Stock outstanding as of the Effective Time of the Merger.

          2.4          Cessation of Shareholder Status. As of the Effective Time, each record holder of shares of FNB Common Stock outstanding immediately before the Effective Time shall cease to be a shareholder of FNB and shall have no rights as a shareholder of FNB. Each stock certificate representing shares of FNB Common Stock issued and outstanding immediately before the Effective Time ("Old Certificates") shall represent the right to receive the Merger Consideration as provided in this Plan of Merger.

          2.5          Surrender of Old Certificates and Payment of Merger Consideration. After the Effective Time, Old Certificates shall be exchangeable for the Merger Consideration in the following manner:

                    2.5.1          Transmittal Materials. Within five Business Days after the Effective Time, Southern shall send or cause to be sent to each record holder of FNB Common Stock as of the Effective Time who has not previously delivered all of his or her Old Certificates to the Exchange Agent with an Election Form transmittal materials to exchange that holder's Old Certificates and to receive the Merger Consideration. The transmittal materials will contain instructions with respect to the surrender of Old Certificates.

                    2.5.2          Exchange Agent. On or before the Effective Time, Southern will deliver to Southern Michigan Bank & Trust, or such other bank or trust company as Southern may designate (the "Exchange Agent"), written notice of the number of shares of Southern Common Stock issuable in the Merger. Within one Business Day after the Effective Time, Southern shall transfer to the Exchange Agent cash sufficient in the aggregate to provide all funds necessary for the Exchange Agent to make payments of the Cash Consideration Per Share and cash in lieu of fractional shares to holders of FNB Common Stock issued and outstanding immediately before the Effective Time.

                    2.5.3          Payment of Merger Consideration. Southern shall cause the Exchange Agent to promptly cause to be paid to the persons entitled thereto a check in the amount of the Cash Consideration Per Share and cash in lieu of fractional shares to which the persons are entitled, after giving effect to any required tax withholding, and to register and issue stock certificates representing the shares of Southern Common Stock issuable to former FNB shareholders of record in such manner, in the names and to the addresses that appear on FNB's stock records as of the Effective Time, or in such other name or to such other address as may be specified by the shareholder of record in transmittal documents received by the Exchange Agent; provided, that with respect to each former FNB shareholder, the Exchange Agent shall have received all of the Old Certificates held by that shareholder, or an affidavit of loss and indemnity bond for such certificate or certificates, together with properly executed transmittal materials, and such certificates, transmittal materials, affidavits, and bonds are in a form and condition reasonably acceptable to Southern and the Exchange Agent.

                    2.5.4          Dividends Pending Surrender. Whenever a dividend is declared by Southern on Southern Common Stock that is payable to shareholders of record of Southern's Common Stock as of a record date after the Effective Time, the declaration shall include dividends on all shares of Southern Common Stock issuable under this Plan of Merger. No former shareholder of FNB shall be entitled to receive a distribution of any such dividend until the Exchange Agent has received all of that shareholder's Old Certificates (or an affidavit of loss and indemnity bond for such certificates) pursuant to properly submitted transmittal materials. Upon the exchange of that shareholder's Old Certificates (or an affidavit of loss and indemnity bond for such certificates), the shareholder shall be entitled to receive from Southern an amount equal to all such dividends (without interest thereon and less the amount of taxes, if any, that may have been imposed or paid thereon) declared and paid with respect to the shares of Southern Common Stock represented thereby.

                    2.5.5          Stock Transfers. After the Effective Time, there shall be no transfers on FNB's transfer books of the shares of FNB Common Stock that were issued and outstanding immediately before the Effective Time. If, after the Effective Time, Old Certificates are properly presented for transfer, they shall be canceled and exchanged for the Merger Consideration as provided in this Plan of Merger. After the Effective Time, ownership of such shares represented by any Old Certificates may be transferred only on the stock records of Southern. If payment is to be made to a person other than the registered holder of the Old Certificate surrendered, it shall be a condition of the payment that the Old Certificate so surrendered shall be properly endorsed or accompanied by an executed stock power, with a satisfactory signature guarantee, and shall be in proper form for transfer. A record holder requesting payment of the Merger Consideration to another person shall pay any transfer or other taxes required by reason of the requested transfer or establish to the satisfaction of Southern or the Exchange Agent that the tax has been paid or is not applicable.

                    2.5.6          Unclaimed Cash. 180 days following the Effective Time, Southern shall be entitled to cause the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) made available to the Exchange Agent that have not been disbursed to holders of Old Certificates. Thereafter, the holders of Old Certificates shall be entitled to look to Southern only as general creditors with respect to the Cash Consideration Per Share and cash in lieu of fractional shares payable upon due surrender of their Old Certificates. The Exchange Agent shall also deliver to Southern a certified list of the names and addresses of all former registered holders of FNB Common Stock who have not then surrendered their Old Certificates to receive the Merger Consideration to which they are entitled. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any holder of Old Certificates formerly representing shares of FNB Common Stock for any amount paid to a public official pursuant to any applicable abandoned property, escheat, or similar law.

                    2.5.7          Exchange Agent's Discretion. The Exchange Agent shall have discretion to determine and apply reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange.

                    2.5.8          Exchange Agent Expenses. Southern shall pay all charges and expenses, including those of the Exchange Agent, in connection with the payment of the Merger Consideration in exchange for the FNB Common Stock.

                    2.5.9          No Fractional Shares. No certificates or scrip representing fractional shares of Southern Common Stock shall be issued in the Merger upon the surrender of Old Certificates. No fractional interest in any share of Southern Common Stock resulting from the Merger shall be entitled to any part of a dividend, distribution or stock split with respect to shares of Southern Common Stock nor entitle the record holder to vote or exercise any rights of a shareholder with respect to that fractional interest. In lieu of issuing any fractional share, each holder of an Old Certificate who would otherwise have been entitled to a fractional share of Southern Common Stock upon surrender of all Old Certificates for exchange shall be paid an amount in cash (without interest) equal to such fraction of a share multiplied by the Cash Consideration Per Share.

ARTICLE III - SOUTHERN'S REPRESENTATIONS AND WARRANTIES

          Except as disclosed in a correspondingly numbered section of the disclosure schedule (the "Southern Disclosure Statement") delivered by Southern to FNB before the execution of this Plan of Merger, Southern represents and warrants to FNB as follows; provided, however, the disclosure in the Southern Disclosure Statement of an item or matter in response or in reference to one provision or representation shall be deemed responsive to other provisions and representations where the applicability of such item or matter to the other provision(s) is reasonably apparent:

          3.1          Authorization, No Conflicts, Etc.

                    3.1.1          Authorization of Plan of Merger. Southern has the requisite corporate power and authority to execute and deliver this Plan of Merger and to consummate the Merger. This Plan of Merger and consummation of the Merger have been duly authorized by the board of directors of Southern. The board of directors of Southern has determined that this Plan of Merger and the transactions contemplated in this Plan of Merger are in the best interests of Southern and its shareholders and no other corporate proceedings on the part of Southern are necessary to authorize this Plan of Merger or to consummate the Merger. This Plan of Merger has been duly executed and delivered by, and (assuming due authorization, execution and delivery by FNB) constitutes valid and binding obligations of Southern, and is enforceable against Southern in accordance with its terms.

                    3.1.2          No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by Southern, and the consummation of the Merger by Southern, do not and will not violate, conflict with, or result in a breach of: (a) any provision of Southern's articles of incorporation or bylaws; or (b) any statute, code, ordinance, rule, regulation, judgment, order, writ, memorandum of understanding, arbitral award, decree, or injunction applicable to Southern or its subsidiaries, assuming the timely receipt of each of the approvals referred to in Section 3.1.4 (Required Approvals).

                    3.1.3          Regulatory Restrictions. The execution, delivery, and performance of this Plan of Merger by Southern, and the consummation of the Merger by Southern, do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any memorandum of understanding or similar regulatory consent agreement to which Southern or any of its subsidiaries is a party or subject, or by which Southern or any of its subsidiaries is bound or affected.

                    3.1.4          Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation of the Merger by Southern other than in connection or compliance with the provisions of the Michigan Act, compliance with federal and state securities laws, and receipt of approvals or exemptions required under the Bank Holding Company Act of 1956, as amended (the "Federal Bank Holding Company Act"), the Federal Deposit Insurance Act, as amended (the "FDIA"), and the National Bank Act, as amended (the "National Bank Act"). Southern knows of no reason why the regulatory approvals referred to in this Section 3.1.4 cannot be obtained or why the process would be materially impeded.

          3.2          Organization and Good Standing. Southern is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. Southern has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects. Southern is a bank holding company duly registered as such with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Federal Bank Holding Company Act. Southern is not, and is not required to be, qualified or admitted to conduct business as a foreign corporation in any other state, except where such failure would not have a Material Adverse Effect (defined below in Section 9.1) on Southern.

          3.3          Subsidiaries. Southern owns, directly or indirectly, all of the common stock of its subsidiaries indicated in Southern's Financial Statements (defined below in Section 3.6.1) for the year ended December 31, 2006 free and clear of all claims, security interests, pledges, or liens of any kind. Each of Southern's subsidiaries (i) is duly organized and validly existing under the laws of its jurisdiction of organization; (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, or local) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, except in each of (i) through (iii) as would not be reasonably likely to have either individually or in the aggregate a Material Adverse Effect on Southern.

          3.4          Capital Stock.

                    3.4.1          Classes and Shares. The authorized capital stock of Southern consists of 4,000,000 shares of common stock, $2.50 par value per share, and 100,000 shares of preferred stock, without par value. As of the date of this Plan of Merger, a total of 1,771,988 shares of Southern Common Stock were validly issued and outstanding, no shares of preferred stock are issued or outstanding and stock options to purchase 123,143 shares of Southern Common Stock were outstanding.

                    3.4.2          No Other Capital Stock. As of the date of this Plan of Merger, there is no security or class of securities outstanding that represents or is convertible into capital stock of Southern, except (i) as described in, or as contemplated by, this Plan of Merger; (ii) stock options for not more than 123,143 shares of Southern Common Stock awarded pursuant to stock option plans for directors, officers or employees of Southern or its affiliate(s); and (iii) provisions for the grant or sale of up to 138,678 additional shares of Southern Common Stock or the right to receive such shares to, or for the account of, employees and directors pursuant to stock option, deferred stock compensation, stock purchase and other benefit plans.

          3.5          Southern Common Stock. The shares of Southern Common Stock to be issued in the Merger in accordance with this Plan of Merger, when issued as contemplated by this Plan of Merger, will be validly issued, fully paid, and nonassessable shares.

          3.6          Financial Statements.

                    3.6.1          Financial Statements. The consolidated financial statements of Southern as of and for the each of three years ended December 31, 2006, 2005, and 2004, as reported on by Southern's accountants, and the unaudited consolidated financial statements of Southern and its subsidiaries as of and for each month and quarter ended before the date of this Plan of Merger, including all schedules and notes relating to such statements, as previously delivered to FNB (collectively, "Southern's Financial Statements"), fairly present, and the unaudited consolidated financial statements of Southern as of and for each quarter ending after the date of this Plan of Merger until the Effective Time, including all schedules and notes relating to such statements, will fairly present, the financial condition and the results of operations, changes in shareholders' equity, and cash flows of Southern as of the respective dates of and for the periods referred to in such financial statements, all in accordance with accounting principles generally accepted in the United States ("GAAP"), consistently applied, subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments (the effect of which would not, individually or in the aggregate, have a Material Adverse Effect on Southern) and the absence of notes (that, if presented, would not differ materially from those included in Southern's Financial Statements).

                    3.6.2          Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

                    (a)          The Consolidated Reports of Condition and Income (Form FFIEC 041) for Southern Michigan Bank & Trust (including any amendments) as of and for each of the years ended December 31, 2006, 2005, and 2004, as filed with the FDIC; and

                    (b)          The Parent Company Only Financial Statements for Small Bank Holding Companies (Form FR Y-9SP) (including any amendments) for Southern as of and for the fiscal year ended December 31, 2006, and the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) and Parent Company Only Financial Statements for Large Bank Holding Companies (Form FR Y-9LP) (including any amendments) for Southern as of and for each of the fiscal years ended December 31, 2005 and 2004, as filed with the Federal Reserve Board.

All of such reports required to be filed before the Effective Time by Southern or its subsidiaries will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section 3.6.2 are collectively referred to as the "Southern Call Reports."

          3.7          Absence of Certain Changes or Events. Except as and to the extent reflected or reserved against in Southern's Financial Statements as of December 31, 2006, neither Southern nor its subsidiaries had, as of such date, liabilities or obligations, secured or unsecured (whether accrued, absolute, or contingent) that, as of such date, there was a reasonable probability would have a Material Adverse Effect on Southern.

          3.8          Absence of Material Adverse Changes. Since December 31, 2006, there has been no change in the financial condition, income, expenses, assets, liabilities or business of Southern or any of its subsidiaries that had or in the future is reasonably likely to have a Material Adverse Effect on Southern, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole. No facts or circumstances have been discovered from which it reasonably appears that there is a reasonable probability that there will occur a change that could have a Material Adverse Effect on Southern, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole.

          3.9          Legal Proceedings. There is no action, suit, proceeding, claim, arbitration, or investigation pending or to the knowledge of Southern threatened by any person, including, without limitation, any governmental or regulatory agency, against Southern or any of its subsidiaries, or the assets or business of Southern or any of its subsidiaries, any of which is reasonably likely to have a Material Adverse Effect on Southern. To the knowledge of Southern, there is no factual basis that presents a reasonable potential for any such action, suit, proceeding, claim, arbitration, or investigation.

          3.10          Regulatory Filings. In the last three years:

                    3.10.1          Regulatory Filings. Southern has filed in a timely manner all material filings with regulatory bodies for which filings are required; and

                    3.10.2          Complete and Accurate. All such filings, as of their respective filing dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          3.11          No Indemnification Claims. To the knowledge of Southern, there has been no event, action, or omission by or with respect to any director, officer, employee, trustee, agent, or other person who may be entitled to receive indemnification or reimbursement of any claim, loss, or expense under any agreement, contract, or arrangement providing for corporate indemnification or reimbursement of any such person.

          3.12          Conduct of Business. Each of Southern and its subsidiaries has conducted its business and used its properties in compliance with all federal, state, and local laws, civil or common, ordinances and regulations, including without limitation applicable federal and state laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, occupational safety, fair lending, civil rights, employee protection, fair employment practices, fair labor standards, real estate settlement and procedures, insurance, privacy, and Environmental Laws (defined below), except for violations (individually or in the aggregate) that would not have a Material Adverse Effect on Southern.

          3.13          Proxy Statement, Etc.

                    3.13.1          Transaction Documents. The term "Transaction Documents" shall collectively mean: (i) the registration statement to be filed by Southern with the SEC (the "Registration Statement") in connection with the Southern Common Stock to be issued in the Merger; (ii) the prospectus and proxy statement (the "Prospectus and Proxy Statement") to be mailed to FNB shareholders in connection with its shareholders' meeting to consider approval of the Merger (the "Shareholders' Meeting"); and (iii) any other documents to be filed with the SEC, the Federal Reserve Board, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Michigan Office of Financial and Insurance Services, the State of Michigan, or any other regulatory agency in connection with the Merger.

                    3.13.2          Accurate Information. The information to be supplied by Southern for inclusion or incorporation by reference in any Transaction Document will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a) at the respective times such Transaction Documents are filed; (b) with respect to the Registration Statement, when it becomes effective; and (c) with respect to the Prospectus and Proxy Statement, when it is mailed and at the time of the Shareholders' Meeting.

                    3.13.3          Compliance of Filings. All Transaction Documents that Southern is responsible for filing with the SEC or any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable laws and regulations.

          3.14          Investment Bankers and Brokers. Southern has not employed any broker, finder, or investment banker in connection with the Merger except Donnelly Penman & Partners ("Donnelly"). Southern has no other express or implied agreement with any other person or company relative to any commission or finder's fee payable with respect to this Plan of Merger or the transactions contemplated by it.

          3.15          Necessary Capital. Based on the financial condition of FNB as reflected in FNB's Financial Statements (defined below in Section 4.5.1), Southern has the necessary capital required by the regulations of the Federal Reserve Board and the Federal Deposit Insurance Corporation to consummate the transactions contemplated by this Plan of Merger and remain "adequately-capitalized" according to applicable banking laws and regulations.

          3.16          Reorganization. Southern has no knowledge of any reason why the Merger would fail to qualify as a reorganization under Section 368(a) of the Code.

          3.17          Allowance for Loan Losses. The allowance for loan losses as reflected in Southern's Financial Statements and the Southern Call Reports for the year ended December 31, 2006, and the fiscal quarter ended March 31, 2007, was in the reasonable opinion of management (a) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, and (b) consistent with GAAP and safe and sound banking practices.

          3.18          Public Communications; Securities Offering. Each annual report, quarterly report, proxy material, press release, or other communication previously sent or released by Southern to Southern's shareholders or the public during the last three years, as such communications may have been amended, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          3.19          True and Complete Information. No schedule, statement, list, certificate, or other information furnished or to be furnished by Southern in connection with this Plan of Merger, including the Southern Disclosure Statement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

          3.20          Necessary Financing. At the Effective Time, Southern will have sufficient cash funds to pay the aggregate Cash Consideration Per Share and cash in lieu of fractional shares.

          3.21          Truth and Completeness of Representations and Warranties.

                    3.21.1          True at the Closing. Southern warrants that its representations and warranties in this Plan of Merger will be true in all material respects at the Closing. All of such representations and warranties made with respect to specified dates or events shall still be true at the Closing in all material respects with respect to such dates or events.

                    3.21.2          Untrue Representations and Warranties. During the term of this Plan of Merger, if Southern becomes aware of any facts or of the occurrence or impending occurrence of any event which would cause one or more of Southern's representations and warranties contained in this Plan of Merger to become untrue, or would have caused one or more of such representations and warranties (except in the case of representations and warranties expressly made only as of the execution of this Plan of Merger) to be untrue had such facts been known or had such event occurred before the execution of this Plan of Merger, then:

                    (a)          Notice. Southern shall immediately give detailed written notice thereof to FNB; and

                    (b)          Remedy Unless Waived. Southern shall use all commercially reasonable efforts to change such facts or events to make such representations and warranties true, unless the same shall have been waived in writing by FNB.

ARTICLE IV - FNB'S REPRESENTATIONS AND WARRANTIES

          Except as disclosed in a correspondingly numbered section of the disclosure schedule (the "FNB Disclosure Statement") to be delivered by FNB to Southern within 15 Business Days after the date of this Plan of Merger, FNB represents and warrants to Southern as follows; provided, however, the disclosure in the FNB Disclosure Statement of an item or matter in response or in reference to one provision or representation shall be deemed responsive to other provisions and representations where the applicability of such item or matter to the other provision(s) is reasonably apparent:

          4.1          Authorization, No Conflicts, Etc.

                    4.1.1          Authorization of Plan of Merger. FNB has the requisite corporate power and authority to execute and deliver this Plan of Merger, and subject to adoption by FNB's shareholders, to consummate the Merger. This Plan of Merger has been duly adopted and the consummation of the Merger has been duly authorized by the board of directors of FNB. The board of directors of FNB has determined that this Plan of Merger and the transactions contemplated hereby are in the best interests of FNB and its shareholders and have directed that this Plan of Merger and the transactions contemplated by this Plan of Merger be submitted to FNB shareholders for approval at a duly held meeting of such shareholders, and except for such approval of this Plan of Merger and the transactions contemplated by this Plan of Merger, no other corporate proceedings on the part of FNB are necessary to authorize this Plan of Merger or to consummate the Merger. This Plan of Merger has been duly executed and delivered by, and (assuming due authorization, execution and delivery by Southern) constitutes valid and binding obligations of, FNB and is enforceable against FNB in accordance with its terms.

                    4.1.2          No Conflict, Breach, Violation, Etc. The execution, delivery, and performance of this Plan of Merger by FNB, and the consummation of the Merger, do not and will not violate, conflict with, or result in a breach of any provision of: (a) the articles of incorporation, charter, bylaws, or similar organizational documents of FNB or FNB's direct or indirect wholly owned subsidiaries, The First National Bank of Three Rivers (the "Bank") and FNB Financial Services, Inc. ("FNB Services") (each a "Subsidiary," and collectively, the "Subsidiaries"); or (b) any statute, code, ordinance, rule, regulation, judgment, order, writ, memorandum of understanding, arbitral award, decree, or injunction applicable to FNB or any Subsidiary, assuming the timely receipt of each of the approvals referred to in Section 4.1.4 (Required Approvals).

                    4.1.3          Regulatory Restrictions. The execution, delivery, and performance of this Plan of Merger by FNB, and the consummation of the Merger, do not and will not violate, conflict with, result in a breach of, constitute a default under, or require any consent, approval, waiver, extension, amendment, authorization, notice, or filing under, any memorandum of understanding or any regulatory agreement or commitment to which FNB or any Subsidiary is a party or subject, or by which FNB or any Subsidiary is bound or affected.

                    4.1.4          Required Approvals. No notice to, filing with, authorization of, exemption by, or consent or approval of, any public body or authority is necessary for the consummation of the Merger by FNB other than in connection or compliance with the provisions of the Michigan Act, compliance with federal and state securities laws, and the consents, authorizations, approvals, or exemptions required under the Federal Bank Holding Company Act, the FDIA, and the National Bank Act. FNB does not know of any reason why the regulatory approvals referred to in this Section 4.1.4 cannot be obtained or why the process would be materially impeded.

          4.2          Organization and Good Standing. FNB is a corporation duly organized, validly existing, and in good standing under the laws of the State of Michigan. FNB has all requisite corporate power and authority to own, operate, and lease its properties and assets and to carry on its business as it is now being conducted in all material respects, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. FNB is a bank holding company duly registered as such with the Federal Reserve Board under the Federal Bank Holding Company Act.

          4.3          Subsidiaries. The only direct or indirect subsidiaries (i.e., direct or indirect equity interest of 20% or more) of FNB are the Bank and FNB Services.

                    4.3.1          Ownership. Except for the Bank and FNB Services, FNB does not have "Control" (as defined in Section 2(a)(2) of the Federal Bank Holding Company Act, using 5 percent rather than 25 percent), either directly or indirectly, of any corporation, general or limited partnership, limited liability company, trust or other entity engaged in an active trade or business or that holds any significant assets. FNB owns all of the issued and outstanding shares of capital stock of the Bank and FNB Services free and clear of any claim, security interest, pledge, or lien of any kind. FNB owns 4.89% of the outstanding membership interests of Michigan Bankers Title of Mid-Michigan, LLC free and clear of any claim, security interest, pledge, or lien of any kind. There is no legally binding and enforceable subscription, option, warrant, right to acquire, or any other similar agreement pertaining to the capital stock of the Bank and FNB Services.

                    4.3.2          Organization and Good Standing. The Bank is duly organized, validly existing, and in good standing as a national bank under the laws of the United States of America. The Bank has full corporate power and authority to carry on its business as and where it is now being conducted. FNB Services is duly organized, validly existing and in good standing as a business corporation under the laws of the State of Michigan and has all requisite power and authority to own or lease its properties and assets and to carry on its business as and where it is now being conducted. Each Subsidiary is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, or local) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified would not be reasonably likely to have either individually or in the aggregate a Material Adverse Effect on FNB.

                    4.3.3          Deposit Insurance; Other Assessments. The Bank maintains in full force and effect deposit insurance through the Deposit Insurance Fund of the FDIC. The Bank has fully paid to the FDIC as and when due all assessments with respect to its deposits as are required to maintain such deposit insurance in full force and effect. The Bank has paid as and when due all material fees, charges, assessments, and the like to each and every governmental or regulatory agency having jurisdiction as required by law, regulation, or rule.

          4.4          Capital Stock.

                    4.4.1          Classes and Shares. The authorized capital stock of FNB consists of 1,000,000 shares of common stock, $1.00 par value per share, and 100,000 shares of preferred stock, without par value. As of the date of this Plan of Merger, a total of 573,339 shares of FNB Common Stock were validly issued and outstanding and no shares of preferred stock are issued or outstanding.

                    4.4.2          No Other Capital Stock. There is no security or class of securities outstanding that represents or is convertible into capital stock of FNB. There is no outstanding subscription, option, warrant, or right to acquire any capital stock of FNB, or any agreement to which FNB is a party or by which it is or may be bound to issue capital stock.

                    4.4.3          Issuance of Shares. After the date of this Plan of Merger, the number of issued and outstanding shares of FNB Common Stock is not subject to change before the Effective Time.

                    4.4.4          Voting Rights. Other than the shares of FNB Common Stock described in Section 4.4 (Capital Stock), neither FNB nor the Subsidiaries have outstanding any security or issue of securities the holder or holders of which have the right to vote on the approval of the Merger or this Plan of Merger or that entitle the holder or holders to consent to, or withhold consent on, the Merger or this Plan of Merger.

          4.5          Financial Statements.

                    4.5.1          Financial Statements. The consolidated financial statements of FNB as of and for the each of three years ended December 31, 2006, 2005, and 2004, as reported on by FNB's independent accountants, and the unaudited consolidated financial statements of FNB and its Subsidiaries as of and for each month and quarter ended before the date of this Plan of Merger, including all schedules and notes relating to such statements, as previously delivered to Southern (collectively, "FNB's Financial Statements"), fairly present, and the unaudited consolidated financial statements of FNB as of and for each quarter and month ending after the date of this Plan of Merger until the Effective Time, including all schedules and notes relating to such statements, will fairly present, the financial condition and the results of operations, changes in shareholders' equity, and cash flows of FNB as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of unaudited interim financial statements, to normal, recurring year-end adjustments (the effect of which would not, individually or in the aggregate, have a Material Adverse Effect on FNB) and the absence of notes (that, if presented, would not differ materially from those included in FNB's Financial Statements). No financial statements of any entity or enterprise other than the Subsidiaries are required by GAAP to be included in the consolidated financial statements of FNB.

                    4.5.2          Call Reports. The following reports (including all related schedules, notes, and exhibits) were prepared and filed in conformity with applicable regulatory requirements and were correct and complete in all material respects when filed:

                    (a)          The Consolidated Reports of Condition and Income (Form FFIEC 041) for the Bank (including any amendments) as of and for each of the years ended December 31, 2006, 2005, and 2004, as filed with the FDIC; and

                    (b)          The Parent Company Only Financial Statements for Small Bank Holding Companies (Form FR Y-9SP) (including any amendments) for FNB as of and for each of the years ended December 31, 2006, 2005, and 2004, as filed with the Federal Reserve Board.

All of such reports required to be filed before the Effective Time by FNB or the Bank or both will be prepared and filed in conformity with applicable regulatory requirements applied consistently throughout their respective periods (except as otherwise noted in such reports) and will be correct and complete in all material respects when filed. All of the reports identified in this Section 4.5.2 are collectively referred to as the "FNB Call Reports."

          4.6          Absence of Certain Changes or Events. Except as and to the extent reflected or reserved against in FNB's Financial Statements as of December 31, 2006, neither FNB nor the Subsidiaries had, as of such date, liabilities or obligations, secured or unsecured (whether accrued, absolute, or contingent) that, as of such date, there was a reasonable probability would have a Material Adverse Effect on FNB.

          4.7          Absence of Material Adverse Changes. Since December 31, 2006, there has been no change in the financial condition, income, expenses, assets, liabilities or business of FNB or any Subsidiary that had or in the future is reasonably likely to have a Material Adverse Effect on FNB, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole. No facts or circumstances have been discovered from which it reasonably appears that there is a reasonable probability that there will occur a change that could have a Material Adverse Effect on FNB, other than such changes that are caused by events and circumstances generally affecting the banking industry as a whole.

          4.8          Legal Proceedings. There is no action, suit, proceeding, claim, arbitration, or investigation pending or to the knowledge of FNB threatened by any person, including without limitation any governmental or regulatory agency, against FNB or any of the Subsidiaries, or the assets or business of FNB or any of the Subsidiaries, any of which is reasonably likely to have a Material Adverse Effect on FNB. To the knowledge of FNB, there is no factual basis that presents a reasonable potential for any such action, suit, proceeding, claim, arbitration, or investigation.

          4.9          Regulatory Filings. In the last three years:

                    4.9.1          Regulatory Filings. Each of FNB and the Subsidiaries has filed in a timely manner all filings with regulatory bodies for which filings are required; and

                    4.9.2          Complete and Accurate. All such filings, as of their respective filing dates, did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All such filings complied in all material respects with all laws, regulations, forms, and guidelines applicable to such filings.

          4.10          No Indemnification Claims. To the knowledge of FNB, there has been no event, action, or omission by or with respect to any director, officer, employee, trustee, agent, or other person who may be entitled to receive indemnification or reimbursement of any claim, loss, or expense under any agreement, contract, or arrangement providing for corporate indemnification or reimbursement of any such person.

          4.11          Conduct of Business. Each of FNB and the Subsidiaries has conducted its business and used its properties in compliance with all federal, state, and local laws, civil or common, ordinances and regulations, including without limitation applicable federal and state laws and regulations concerning banking, securities, truth-in-lending, truth-in-savings, mortgage origination and servicing, usury, fair credit reporting, consumer protection, occupational safety, fair lending, civil rights, employee protection, fair employment practices, fair labor standards, real estate settlement and procedures, insurance, privacy, and Environmental Laws, except for violations (individually or in the aggregate) that would not have a Material Adverse Effect on FNB.

          4.12          Proxy Statement, Etc.

                    4.12.1          Accurate Information. The information to be supplied by FNB for inclusion or incorporation by reference in any Transaction Document will not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (a) at the respective times such Transaction Documents are filed; (b) with respect to the Registration Statement, when it becomes effective; and (c) with respect to the Prospectus and Proxy Statement, when it is mailed and at the time of the Shareholders' Meeting.

                    4.12.2          Compliance of Filings. All documents that FNB or any Subsidiary is responsible for filing with any regulatory agency in connection with the Merger will comply as to form in all material respects with the provisions of applicable laws and regulations.

          4.13          Agreements With Bank Regulators. Neither FNB nor any Subsidiary is a party to any agreement or memorandum of understanding with, or a party to any commitment letter, board resolution or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, any governmental authority that restricts materially the conduct of its business, or in any manner relates to its capital adequacy, its credit or reserve policies or its management, nor has FNB nor any Subsidiary been advised by any governmental authority that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission. Neither FNB nor any Subsidiary is required by applicable law to give prior notice to any federal banking agency of the proposed addition of an individual to its board of directors or the employment of an individual as a senior or executive officer.

          4.14          Tax Matters.

                    4.14.1          Taxes Defined. "Taxes" means any federal, state, county, local, or foreign taxes, charges, assessments, levies, deficiencies, or governmental fees, charges or amounts required to be collected, withheld, or paid to any government, agency, or political subdivision of any government in respect of any tax or governmental fee or charge, together with any penalties, additions to tax or interest, due under any applicable law, regulation, rule, or ordinance to any governmental unit or agency, including, without limitation, taxes with respect to income, profits, gross receipts, value added, ad valorem, employment, unemployment, withholding, backup withholding, nonresident alien withholding, social security, real property, personal property, sales, use, excise, intangibles, license, franchise, capital stock, and disability, and payments based on occupation, services rendered, real property, personal property or transfer.

                    4.14.2          Tax Returns. FNB and each Subsidiary have each duly and timely filed or delivered, and if necessary amended, all federal and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales use tax, premium tax, excise tax and other tax returns required to be filed, including information returns, estimates, declarations, reports, statements and other filings that are required by law, regulation, rule, or ordinance (collectively, "Tax Returns"). Each such Tax Return, as amended, is correct, complete and complies in all material respects with all applicable laws, regulations, rules, and ordinances. FNB and the Subsidiaries have each maintained all necessary and appropriate accounting records to support the positions taken on all filed Tax Returns and all exemptions from filing Tax Returns.

                    4.14.3          Tax Assessments and Payments. All material Taxes due and payable by FNB and the Subsidiaries have been paid or deposited in full as and when due, including applicable extension periods. Each of FNB and the Subsidiaries has withheld and paid over all material Taxes required to have been withheld and paid over, and complied with all information reporting and backup withholding requirements, including maintenance of required records with respect thereto, in connection with amounts paid or owing to any employee, creditor, independent contractor or other third parties. The provisions made for Taxes on FNB's Financial Statements as of December 31, 2006, are sufficient for the payment of all accrued but unpaid Taxes as of the date indicated, whether or not disputed, with respect to all periods through December 31, 2006. There is no lien on any of FNB's or the Subsidiaries' assets or properties with respect to Taxes, except for liens for Taxes not yet due and payable.

                    4.14.4          Tax Audits. None of the Tax Returns of FNB and the Subsidiaries filed for any tax year within the last ten years has been audited by the Internal Revenue Service (the "IRS") or any state or local taxing authority. There is no tax audit or legal or administrative proceeding concerning the accuracy of tax or information returns or the assessment or collection of Taxes pending or, to FNB's knowledge, threatened with respect to FNB or any Subsidiary. No claim concerning the calculation, assessment or collection of taxes has been asserted with respect to FNB or any Subsidiary except for any claim that has been fully resolved and the costs of such resolution reflected in FNB's Financial Statements. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of FNB or any Subsidiary.

                    4.14.5          Tax Accounting. Neither FNB nor any Subsidiary have been required to include in income any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by FNB or a Subsidiary and the IRS has not initiated or proposed any such adjustment or change in accounting method. Neither FNB nor any Subsidiary has entered into a transaction which is being accounted for as an installment obligation under Section 453 of the Code.

                    4.14.6          Excess Parachute Payments. To its knowledge, no compensation that could be payable (whether in cash, stock, options, or other property or the vesting of property or other rights) by FNB, any Subsidiary, their affiliates, or any of their respective successors under any employment, option, benefit plan, severance, termination or other compensation arrangement currently in effect is, or will be, an "excess parachute payment" (as defined in Section 280G of the Code).

                    4.14.7          Bad Debt Deductions. Any federal income liability for its bad debt deductions are recorded in FNB's Financial Statements.

                    4.14.8          Tax Positions. The tax and audit positions taken by FNB and the Subsidiaries in connection with Tax Returns were reasonable and asserted in good faith.

          4.15          Title to Properties. FNB and the Subsidiaries have good, sufficient, and marketable title to all of their properties and assets, whether real, personal, or a combination thereof, reflected in their books and records as being owned (including those properties reflected in FNB's Financial Statements as of December 31, 2006, except as since disposed of in the ordinary course of business), free and clear of all liens and encumbrances, except:

                    4.15.1          Reflected on Balance Sheet. As reflected on FNB's Financial Statements as of March 31, 2007;

                    4.15.2          Normal toBusiness. Liens for current Taxes not yet delinquent, and liens or encumbrances that are normal to the business of FNB and that would not have a Material Adverse Effect on FNB;

                    4.15.3          Immaterial Imperfections. Such imperfections of title, easements, restrictions, and encumbrances, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby; and

                    4.15.4          Public Easements; Etc. Such public easements, public rights of way, and interests of units of government of record, if any, as are not material in character, amount, or extent, and do not materially detract from the value, or materially interfere with the present use, of the properties subject thereto or affected thereby.

          4.16          Condition of Real Property. With respect to each parcel of real property owned, legally or beneficially, by FNB or any Subsidiary, including other real estate owned ("FNB's Real Property") and also with respect to each parcel of real property leased by FNB or any Subsidiary ("FNB's Leased Real Property"):

                    4.16.1          No Encroachments. Except for encroachments that have been insured over by a title insurance policy, no building or improvement to FNB's Real Property or FNB's Leased Real Property encroaches on any easement or property owned by another person. No building or property owned by another person encroaches on FNB's Real Property or FNB's Leased Real Property or on any easement benefiting FNB's Real Property or FNB's Leased Real Property. None of the boundaries of FNB's Real Property or FNB's Leased Real Property deviates substantially from those shown on the survey of such property, if any, included with the FNB Disclosure Statement or from what the boundaries appear to be through visual inspection. No claim of encroachment has been asserted by any person with respect to any of FNB's Real Property or FNB's Leased Real Property.

                    4.16.2          Zoning. None of FNB, the Subsidiaries, FNB's Real Property, or FNB's Leased Real Property is in material violation of any applicable zoning regulation, building restriction, restrictive covenant, ordinance, or other law, order, regulation, or requirement.

                    4.16.3          Buildings. All buildings and improvements to FNB's Real Property and FNB's Leased Real Property are in good condition (normal wear and tear excepted), are structurally sound and are not in need of material repairs, are fit for their intended purposes, and are adequately serviced by all utilities necessary for the effective operation of business as presently conducted at that location.

                    4.16.4          No Condemnation. None of FNB's Real Property or FNB's Leased Real Property is the subject of any condemnation action. To FNB's knowledge, there is no proposal under active consideration by any public or governmental authority or entity to acquire FNB's Real Property or FNB's Leased Real Property for any governmental or other purpose.

                    4.16.5          Litigation. There are no claims, litigation, proceedings, or disputes pending, or to FNB's knowledge, threatened against or relating to FNB's Real Property or FNB's Leased Real Property.

                    4.16.6          Agreements. There are no agreements, contracts, or leases, written or oral that affect FNB's Real Property or FNB's Leased Real Property.

                    4.16.7          Assessments. There is no pending or, to FNB's knowledge, proposed special assessment affecting or which may affect FNB's Real Property or FNB's Leased Real Property.

          4.17          Real and Personal Property Leases. With respect to each lease and license pursuant to which FNB or any Subsidiary, as lessee or licensee, has possession of real or personal property ("FNB's Leases"):

                    4.17.1          Valid. Each of FNB's Leases is valid, effective, and enforceable against the lessor or licensor in accordance with its terms, except as limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

                    4.17.2          No Default. There is no existing default under any of FNB's Leases or any event that with notice or passage of time, or both, would constitute a default with respect to FNB, any Subsidiary, or, to the knowledge of FNB, any other party to the contract, which default could have a Material Adverse Effect on FNB.

                    4.17.3          Assignment. None of FNB's Leases contain a prohibition against assignment by FNB or any Subsidiary, by operation of law or otherwise, or any provision that would materially interfere with the possession, use, or rights with respect to the property by Southern or its subsidiaries for the same purposes and upon the same rental and other terms following consummation of the Merger as are applicable to FNB or the Subsidiaries before the Effective Time.

                    4.17.4          Disputes. To the knowledge of FNB, there are no disputes concerning the interpretation of any term, condition, or provision of any of FNB's Leases.

          4.18          Required Licenses, Permits, Etc. FNB and the Subsidiaries hold all licenses, certificates, permits, franchises, and rights from all appropriate federal, state, and other public authorities necessary for the conduct of its business as presently conducted, the lack of which could have a Material Adverse Effect on FNB. All such licenses, certificates, franchises, and rights are in full force and effect. The Bank and FNB Services is an approved seller-servicer for each mortgage investor with whom it conducts business, all of which are identified in the FNB Disclosure Statement, and holds all necessary permits, authorizations, or approvals necessary to carry on a banking business.

          4.19          Material Contracts and Change of Control. Neither FNB nor any of the Subsidiaries are a party to any agreement or understanding described below.

                    4.19.1          Borrowing Commitments. Any commitment made to FNB or the Subsidiaries permitting it to borrow money, any letter of credit, any pledge, any security agreement, any lease (excluding leases of real property otherwise identified in the FNB Disclosure Statement), any guarantee or any subordination agreement, or other similar or related type of understanding, involving an amount in excess of $50,000 as to which FNB or the Subsidiaries are a debtor, pledgor, lessee, or obligor.

                    4.19.2          Agency Relationships. Any agreement or understanding dealing with advertising, brokerage, licensing, dealership, representative, or agency relationships in excess of $20,000.

                    4.19.3          Benefit Plans. Any profit-sharing, group insurance, bonus, deferred compensation, stock option, severance pay, pension, retirement, or any other employee benefit plan or any plan, agreement, contract, authorization, or arrangement pursuant to which any person is or will become entitled to any benefit upon a change in control of FNB or the Subsidiaries.

                    4.19.4          Correspondents. Any written correspondent banking contracts.

                    4.19.5          Asset Transactions. Any agreement or understanding (i) for the sale of its assets in excess of $25,000 outside of the ordinary course of business; (ii) for the grant of any preferential right to purchase any of its assets, properties, or rights in excess of $25,000; or (iii) which requires the consent of any third party to the transfer and assignment of any assets, properties, or rights in excess of $25,000.

                    4.19.6          Long-term Contracts. Any agreement or understanding which obligates FNB or the Subsidiaries for a period in excess of one year, which has a value in excess of $25,000, to purchase, sell, or provide services, materials, supplies, merchandise, facilities, or equipment and which is not terminable without cost or penalty on not more than 60 days' notice.

                    4.19.7          Capital Expenditures. Any agreement or understanding for any one capital expenditure or a series of capital expenditures, the aggregate amount of which is in excess of $25,000.

                    4.19.8          Unfunded Loan Commitments. Any agreement or understanding entered into to make a loan not yet fully disbursed or funded as of March 31, 2007, to any person, wherein the undisbursed or unfunded amount exceeds $100,000.

                    4.19.9          Participation Agreements. Any loan participation agreement with any other person entered into subsequent to December 31, 2004, in excess of $50,000 and on the books at December 31, 2006.

                    4.19.10          Other Contracts. Any agreement or understanding not otherwise disclosed or excepted pursuant to this Section 4.19 (Material Contracts and Change of Control) which is material to the properties, financial condition, business, or results of operations of FNB and the Subsidiaries, taken as a whole.

All data processing contracts of FNB or the Subsidiaries are cancelable by FNB or the Subsidiaries on or before the Effective Time without cost, penalty, or further obligation. There is no other agreement, contract, loan, mortgage, deed of trust, lease, commitment, indenture, note, or other instrument under which (a) a consent or approval is required, (b) a prohibited assignment by operation of law could occur, (c) a waiver or loss of any right could occur, or (d) acceleration of any obligation could occur, in each case as a result of the execution and delivery of this Plan of Merger, or the change of control or merger of FNB or any Subsidiary, or the liquidation of FNB upon consummation of the Merger where any of the following could materially interfere with the ordinary course of business by FNB or any Subsidiary (or Southern or any of its subsidiaries as their successors) or have a Material Adverse Effect on FNB: (w) the failure to obtain such consent or approval; (x) the violation of the prohibition against assignment; (y) the waiver or loss of any right; or (z) the acceleration of any obligation. The execution and delivery of this Plan of Merger by FNB will not subject Southern or its subsidiaries to liability for tortious interference with contractual rights. Neither FNB nor any Subsidiary is a party to any contract, agreement, arrangement, or understanding (other than ordinary and customary banking relationships) that would require any payment to another party upon termination in excess of $25,000.

          4.20          Certain Employment Matters.

                    4.20.1          Employment Policies, Programs, and Procedures. The policies, programs, and practices of FNB and the Subsidiaries relating to equal opportunity and affirmative action, wages, hours of work, employee disabilities, and other terms and conditions of employment are in compliance in all material respects with applicable federal, state, and local laws, orders, regulations, and ordinances governing or relating to employment and employer practices and facilities.

                    4.20.2          Record of Payments. There is no existing or outstanding material obligation of FNB or the Subsidiaries, whether arising by operation of law, civil or common, by contract, or by past custom, for any Employment-Related Payment (defined below in Section 4.20.3) (Employment-Related Payments) to any trust, fund, company, governmental agency, or any person that has not been duly recorded on the books and records of FNB or the Subsidiaries or both and paid when due or duly accrued in the ordinary course of business in accordance with GAAP.

                    4.20.3          Employment-Related Payments. For purposes of this Plan of Merger, "Employment-Related Payments" include any payment to be made with respect to any contract for employment; unemployment compensation benefits; profit sharing, pension, or retirement benefits; social security benefits; fringe benefits, including vacation or holiday pay, bonuses, and other forms of compensation; or for medical insurance or medical expenses; any of which are payable with respect to any present or former director, officer, employee, or agent, or his or her survivors, heirs, legatees, or legal representatives.

                    4.20.4          Employment Claims. There is no dispute, claim, or charge, pending or, to FNB's knowledge, threatened, alleging breach of any express or implied employment contract or commitment, or breach of any applicable law, order, regulation, public policy, or ordinance relating to employment or terms and conditions of employment. To the knowledge of FNB, there is no factual basis for any valid claim or charge with regard to such employment-related matters that could result in a loss to FNB or the Subsidiaries of more than $25,000.

                    4.20.5          Employment-Related Agreements. FNB and the Subsidiaries are not parties to, or bound by, any oral or written, express or implied:

                    (a)          Employment contract or agreement, or guarantee of job security, made with or to any past or present employee of FNB or any Subsidiary that is not terminable by FNB or such Subsidiary upon 60 days' or less notice without penalty or obligation;

                    (b)          Plan, contract, arrangement, understanding, or practice providing for bonuses, pensions, options, stock purchases, restricted stock, stock appreciation rights, stock awards, phantom stock, deferred compensation, retirement payments, retirement benefits of the type described in Statement of Financial Accounting Standard No. 106, or profit sharing;

                    (c)          Plan, contract, arrangement, understanding, or practice with respect to payment of medical expenses, insurance (except insurance continuation limited to that required under provisions of the Consolidated Omnibus Budget Reconciliation Act), or other benefits for any former director, employee or any spouse, child, member of the same household, estate, or survivor of any director or employee or former director or employee; or

                    (d)          Collective bargaining agreement with respect to any of their employees or any labor organization to which their employees or any of them belong.

          4.21          Employee Benefit Plans. With respect to any "employee welfare benefit plan," any "employee pension benefit plan," or any "employee benefit plan" within the respective meanings of Sections 3(1), 3(2), and 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") (each referred to as an "Employee Benefit Plan"), maintained by or for the benefit of FNB or any Subsidiary or their predecessors or to which FNB or any Subsidiary or their predecessors has made payments or contributions on behalf of its employees:

                    4.21.1          ERISA Compliance. FNB, the Subsidiaries, each Employee Benefit Plan, and all trusts created thereunder are in material compliance with ERISA, and all other applicable laws and regulations insofar as such laws and regulations apply to such plans and trusts.

                    4.21.2          Internal Revenue Code Compliance. FNB, the Subsidiaries, and each Employee Benefit Plan and all trusts created thereunder are in material compliance with the applicable provisions of the Code.

                    4.21.3          Prohibited Transactions. No Employee Benefit Plan and no trust created thereunder has been involved, subsequent to June 30, 1974, in any nonexempt "prohibited transaction" as defined in Section 4975 of the Code and in Sections 406, 407, and 408 of ERISA.

                    4.21.4          Plan Termination. No Employee Benefit Plan that is a qualified plan under Section 401(a) of the Code and no trust created thereunder has been terminated, partially terminated, curtailed, discontinued, or merged into another plan or trust after January 1, 1985, except in compliance with notice and disclosure to the IRS and the Pension Benefit Guaranty Corporation (the "PBGC"), where applicable, as required by the Code and ERISA. With respect to each plan termination, all termination procedures have been completed and there is no pending or potential liability to the PBGC, to any plan, or to any participant under the terminated plan. Each plan termination, partial termination, curtailment, discontinuance, or consolidation has been accompanied by the issuance of a current favorable determination letter by the IRS and, where applicable, has been accompanied by plan termination proceedings with and through the PBGC.

                    4.21.5          Multiemployer Plan. No Employee Benefit Plan is a "multiemployer plan" within the meaning of Section 3(37)(A) of ERISA and no circumstances exist that could cause FNB or any member of a controlled group (now or at any time in the past) with FNB to have "withdrawal liability" within the meaning of ERISA.

                    4.21.6          Defined Benefit Plan. No Employee Benefit Plan in effect as of the date of this Plan of Merger is a "defined benefit plan" within the meaning of Section 3(35) of ERISA.

                    4.21.7          Payment of Contributions. Each of FNB and the Subsidiaries have made when due all contributions required under each Employee Benefit Plan and under applicable laws and regulations.

                    4.21.8          Payment of Benefits. There is no payment that has become due from any Employee Benefit Plan, any trust created thereunder, or from FNB or any Subsidiary that has not been paid through normal administrative procedures to the plan participants or beneficiaries entitled thereto, except for claims for benefits for which administrative claims procedures under such plan have not been exhausted.

                    4.21.9          Accumulated Funding Deficiency. No Employee Benefit Plan that is intended to be a qualified plan under Section 401(a) of the and no trust created thereunder has incurred, subsequent to June 30, 1974, an "accumulated funding deficiency" as defined in Section 412(a) of the Code and Section 302 of ERISA (whether or not waived).

                    4.21.10          Funding. Neither FNB nor any Subsidiary owes premiums to the PBGC that are due but unpaid or has been determined by the PBGC to be liable for a funding deficiency with respect to a plan termination under Title IV of ERISA.

                    4.21.11          No Liability. If any Employee Benefit Plan and/or related trust was terminated, neither FNB nor any Subsidiary would have any liability for further contributions or other payments with respect thereto and there has been no amendment of any such plan or other occurrence that could result in any such liability.

                    4.21.12          Filing of Reports. Each of FNB and the Subsidiaries have filed or caused to be filed, and will continue to file or cause to be filed, in a timely manner, all filings pertaining to each Employee Benefit Plan with the IRS, the United States Department of Labor, and the PBGC, as prescribed by the Code, ERISA, and the regulations issued thereunder. All such filings, as amended, were complete and accurate in all material respects as of the dates of such filings, and there were no material misstatements or omissions in any such filing.

          4.22          Environmental Matters.

                    4.22.1          Owned or Operated Property. With respect to: (i) the real estate owned or leased by FNB or any Subsidiary or used in the conduct of their businesses; (ii) any other real estate owned by any Subsidiary; (iii) any real estate held and administered in trust by the Bank, if any; and (iv) to FNB's knowledge, any real estate formerly owned, leased, or used by FNB, the Subsidiaries, or any former subsidiary of FNB (collectively referred to as the "FNB Premises"):

                    (a)          Construction and Content. To the knowledge of FNB, none of the FNB Premises is constructed of, or contains as a component part, any material that (either in its present form or as it may reasonably be expected to change through aging or normal use) releases or may release any Hazardous Substance (defined below in Section 4.22.3). Without limiting the generality of this Section 4.22 (Environmental Matters), to the knowledge of FNB, the FNB Premises are free of asbestos except for asbestos that has been properly sealed or encapsulated to the extent required by all applicable Environmental Laws (defined below in Section 4.22.3) and all workplace safety and health laws and regulations which will be identified in Schedule 4.22.1(a) of the FNB Disclosure Statement.

                    (b)          Uses of FNB Premises. No part of the FNB Premises has been used for the generation, manufacture, handling, containment, treatment, transportation, storage, disposal, or management of Hazardous Substances, except for storage of normal quantities of office cleaning and maintenance products.

                    (c)          Underground Storage Tanks. The FNB Premises do not contain, and to the knowledge of FNB, have never contained, any underground storage tanks. With respect to any underground storage tank that is listed in the FNB Disclosure Statement as an exception to the foregoing, each such underground storage tank presently or previously located on FNB Premises has been maintained, operated, removed, or closed in place, as applicable, in compliance with all applicable Environmental Laws, and has not been the source of any release of a Hazardous Substance to the environment that has not been fully remediated.

                    (d)          Absence of Contamination. The FNB Premises do not contain and are not contaminated by any reportable quantity, or any quantity or concentration in excess of applicable cleanup standards, of a Hazardous Substance from any source.

                    (e)          Environmental Suits and Proceedings. There is no action, suit, investigation, liability, inquiry, or other proceeding, ruling, order, notice of potential liability, or citation involving FNB or any Subsidiary that is pending, previously asserted or, to FNB's knowledge, threatened under, or as a result of any actual or alleged failure to comply with any requirement of, any Environmental Law. To FNB's knowledge, there is no basis for any of the foregoing.

                    4.22.2          Loan Portfolio. With respect to any real estate securing any outstanding loan and any owned real estate acquired in full or partial satisfaction of a debt previously contracted, each of FNB and the Bank has complied in all material respects with their policies (as such policies may have been in effect from time to time and as disclosed in the FNB Disclosure Statement), and all applicable laws and regulations, concerning the investigation of each such property to determine whether or not there exists or is reasonably likely to exist any Hazardous Substance on, in, or under such property at a level giving rise to material liability of FNB or any Subsidiary and whether or not a release of a Hazardous Substance has occurred at or from such property.

                    4.22.3          Environmental Laws; Hazardous Substance. For purposes of this Plan of Merger, "Environmental Laws" means all laws (civil or common), ordinances, rules, regulations, permits, guidelines, and orders that: (a) regulate the generation, manufacture, release, treatment, containment, storage, handling, transportation, disposal, or management of Hazardous Substances; (b) regulate or prescribe standards or requirements for the protection of air, water, or soil quality; (c) are intended to protect public health or the environment; or (d) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substance, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA") and any analogous state law; and "Hazardous Substance" has the meaning set forth in Section 9601 of CERCLA and also includes any substance regulated by or subject to any Environmental Law and any other pollutant, contaminant, or waste, including, without limitation, petroleum, asbestos, radon, and polychlorinated biphenyls.

          4.23          Duties as Fiduciary. To the knowledge of FNB, the Bank has performed all of its duties in any capacity as trustee, executor, administrator, registrar, guardian, custodian, escrow agent, receiver, or other fiduciary in a fashion that complies in all material respects with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards. The Bank has not received notice of any claim, allegation, or complaint from any person that the Bank failed to perform these fiduciary duties in a manner that complies in all material respects with all applicable laws, regulations, orders, agreements, wills, instruments, and common law standards, except for notices involving matters that have been resolved and any cost of such resolution is reflected in FNB's Financial Statements.

          4.24          Investment Bankers and Brokers. FNB has employed Austin Associates, LLC ("Austin") in connection with the Merger. FNB, the Subsidiaries, and their respective affiliates, directors, officers, investment bankers, attorneys, and agents (collectively, "FNB's Representatives") have not employed, engaged, or consulted with any broker, finder, or investment banker other than Austin in connection with this Plan of Merger or the Merger. Other than the fees and expenses payable by FNB to Austin in connection with the Merger, as described in the FNB Disclosure Statement, there is no investment banking fee, financial advisory fee, brokerage fee, finder's fee, commission, or compensation payable by FNB or any Subsidiary to any person with respect to the Plan of Merger or the consummation of the Merger. True and complete copies of each agreement, arrangement, and understanding between FNB and Austin are included in the FNB Disclosure Statement.

          4.25          Fairness Opinion. FNB's board of directors has received the opinion of Austin, in its capacity as FNB's financial advisor, substantially to the effect that the consideration to be received by the holders of the FNB Common Stock in the Merger is fair to the holders of FNB Common Stock from a financial point of view and the opinion has not been withdrawn, modified or revoked. FNB must provide to Southern a true and complete copy of the written opinion of Austin confirming the same promptly upon receipt by FNB.

          4.26          FNB-Related Persons. For purposes of this Plan of Merger, the term "FNB-Related Person" shall mean any shareholder owning 5% or more of the FNB common stock, director or executive officer of FNB or any Subsidiary, their spouses and children, any person who is affiliated with or is a member of the same household as such persons, and any corporation, limited liability company, partnership, proprietorship, trust, or other entity of which any such persons, alone or together, have Control.

                    4.26.1          Insider Loans. No FNB-Related Person has any loan, credit or other contractual arrangement outstanding with FNB or the Subsidiaries that does not conform to applicable rules and regulations of the FDIC, the Federal Reserve Board, the Office of the Comptroller of the Currency, or any other regulatory agency with jurisdiction over FNB or the Subsidiaries.

                    4.26.2          Control of Material Assets. Other than in a capacity as a shareholder, director, or executive officer of FNB or a Subsidiary, no FNB-Related Person owns or controls any assets or properties that are used in the business of FNB or any Subsidiary.

                    4.26.3          Contractual Relationships. Other than ordinary and customary banking relationships, no FNB-Related Person has any contractual relationship with FNB or any Subsidiary.

                    4.26.4          Loan Relationships. No FNB-Related Person has any outstanding loan or loan commitment from, or on whose behalf an irrevocable letter of credit has been issued by, FNB or any Subsidiary in a principal amount of $25,000 or more.

          4.27          Change in Business Relationships. No director or executive officer of FNB has knowledge, after reasonable inquiry, whether on account of the Merger or otherwise, that: (a) any customer, agent, representative, supplier of FNB or any Subsidiary, or other person with whom FNB or any Subsidiary has a contractual relationship, intends to discontinue, diminish, or change its relationship with FNB or any Subsidiary, the effect of which could have a Material Adverse Effect on FNB; or (b) any executive officer of FNB or any Subsidiary currently plans to terminate his or her employment.

          4.28          Insurance. FNB and each Subsidiary maintains in full force and effect insurance on their respective assets, properties, premises, operations, and personnel in such amounts and against such risks and losses as are customary and adequate for comparable entities engaged in the same business and industry. There is no unsatisfied claim of $25,000 or more under such insurance as to which the insurance carrier has denied liability. During the last five years, no insurance company has canceled or refused to renew a policy of insurance covering FNB's or any Subsidiary's assets, properties, premises, operations, directors or personnel. FNB and the Subsidiaries have given adequate and timely notice to each insurance carrier, and have complied with all policy provisions, with respect to any material known claim for which a defense or indemnification or both may be available to FNB or the Subsidiaries.

          4.29          Books and Records. The books of account, minute books, stock record books, and other records of FNB are complete and correct in all material respects, represent bona fide transactions, and have been maintained in accordance with sound business practices, including the maintenance of an adequate internal control system. The corporate minute books of FNB and the Subsidiaries contain accurate and complete records of all meetings of, and corporate action taken by, their shareholders, boards, and committees in all material respects. Since January 1, 2004, the minutes of each meeting (or corporate action without a meeting) of any such shareholders, boards, or committees have been duly prepared and are contained in such minute books. All such minute books and related exhibits or attachments for all meetings since January 1, 2004, have been made available for Southern's review before the date of this Plan of Merger without material omission or redaction (other than with respect to the minutes relating to the Merger or recent and similarly proposed transactions).

          4.30          Loan Guarantees. All guarantees of indebtedness owed to FNB or any Subsidiary, including without limitation those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are valid and enforceable, except as limited by bankruptcy, insolvency, moratorium, reorganization, or similar laws affecting the rights of creditors generally and the availability of equitable remedies.

          4.31          Events Since December 31, 2006. Neither FNB nor any Subsidiary has, since December 31, 2006:

                    4.31.1          Business in Ordinary Course. Other than as contemplated by this Plan of Merger, conducted its business other than in the ordinary course, or incurred or become subject to any liability or obligation, except liabilities incurred in the ordinary course of business, and except for any single liability that does not exceed $50,000 or for the aggregate of any group of related liabilities that do not exceed $100,000.

                    4.31.2          Strikes or Labor Trouble. Experienced or, to its knowledge, been threatened by any strike, work stoppage, organizational effort, or other labor trouble, or any other event or condition of any similar character that has had or is reasonably likely to have a Material Adverse Effect on FNB.

                    4.31.3          Discharge of Obligations. Discharged or satisfied any lien or encumbrance, or paid any obligation or liability other than those shown on FNB's Financial Statements as of December 31, 2006, or incurred after that date, other than in the ordinary course of business, except for any single lien, encumbrance, liability, or obligation that does not exceed $50,000 or for the aggregate of any group of related liens, encumbrances, liabilities, and obligations that do not in the aggregate exceed $100,000.

                    4.31.4          Mortgage of Assets. Mortgaged, pledged, or subjected to lien, charge, or other encumbrance any of its assets, or sold or transferred any such assets, except in the ordinary course of business, except for any single mortgage, pledge, lien, charge, and encumbrance for indebtedness that does not exceed $50,000 or for the aggregate of any group of mortgages, pledges, liens, charges, and encumbrances for indebtedness that do not in the aggregate exceed $100,000.

                    4.31.5          Contract Amendment or Termination. Made or permitted any amendment or early termination of any contract, agreement or understanding to which it is a party and that is material to the financial condition, income, expenses, business, properties, or operations of FNB or the Subsidiaries, except as may be expressly provided in this Plan of Merger.

                    4.31.6          Casualty Losses. Experienced any damage, destruction, or loss (whether or not covered by insurance) individually or in the aggregate that has had or is reasonably likely to have a Material Adverse Effect on FNB.

                    4.31.7          Accounting Changes. Made any change in accounting methods or practices of FNB or the Subsidiaries, except as required by applicable governmental authorities or by GAAP.

                    4.31.8          Write-downs. Made any write-down in excess of $25,000 of any of its assets which are not reflected in FNB's Financial Statements.

                    4.31.9          Employee Benefits. Made any increase in the salary schedule, compensation, rate, fee, or commission of FNB's or the Subsidiaries' employees, officers, or directors, or any declaration, commitment, or obligation of any kind for the payment by FNB or the Subsidiaries of a bonus or other additional salary, compensation, fee, or commission to any person, except for increases made in the ordinary course of business and consistent with past practices.

                    4.31.10          Waivers. Waived or released any material right or claim of FNB or the Subsidiaries except in the ordinary course of business (including, but not limited to, loan or lease collection actions).

          4.32          Anticipated Changes No facts or circumstances have been discovered from which it appears that there is a risk that there will occur a materially adverse change in the financial condition, net income, business, properties, operations, or prospects of FNB or any Subsidiary.

          4.33          Allowance for Loan Losses. The allowance for loan losses as reflected in FNB's Financial Statements and the FNB Call Reports for the year ended December 31, 2006, and the fiscal quarter ended March 31, 2007, was in the reasonable opinion of management (a) adequate to meet all reasonably anticipated loan and lease losses, net of recoveries related to loans previously charged off as of those dates, and (b) consistent with GAAP and safe and sound banking practices.

          4.34          Loans and Investments. All investments and, to the knowledge of FNB, all loans of FNB and the Subsidiaries are legal and enforceable in accordance with their terms, except as may be limited by any bankruptcy, insolvency, moratorium, or other laws affecting creditors rights generally or by the exercise of judicial discretion, and each is authorized under applicable federal and state laws and regulations.

          4.35          Loan Origination and Servicing. In originating, underwriting, servicing, purchasing, selling, transferring, and discharging loans, mortgages, land contracts, and other contractual obligations, either for its own account or for the account of others, the Bank has complied with all applicable terms and conditions of such obligations and with all applicable laws, regulations, rules, contractual requirements, and procedures, except for incidents of noncompliance that would not, individually or in the aggregate, have a Material Adverse Effect on FNB.

          4.36          Public Communications; Securities Offering. Each annual report, quarterly report, proxy material, press release, or other communication previously sent or released by FNB to FNB's shareholders or the public did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          4.37          No Insider Trading. FNB has reviewed its stock transfer records since January 1, 2006, and has questioned its directors and executive officers concerning known stock transfers since that date. Based upon that investigation, FNB has not, and to FNB's knowledge (a) no director or officer of FNB, (b) no person related to any such director or officer by blood or marriage and residing in the same household, and (c) no person who has been knowingly provided material nonpublic information by any one or more of these persons, has purchased or sold, or caused to be purchased or sold, any shares of FNB Common Stock or other securities issued by FNB during any period when FNB was in possession of material nonpublic information or in violation of any applicable provision of federal or state securities laws.

          4.38          Joint Ventures; Strategic Alliances. Neither FNB nor any Subsidiary is, directly or indirectly, a party to or bound by any joint venture, partnership, limited partnership, limited liability company, or strategic alliance agreement or arrangement with or through any unaffiliated person providing for their joint or cooperative development, marketing, referrals, or sales of banking, securities, insurance, or other financial products or services, or their joint investment in and management of any active business enterprise.

          4.39          Absence of Defaults Under Contracts. There is no existing default by FNB or any of the Subsidiaries, or, to the knowledge of FNB, any other party, under any contract or agreement to which FNB or any Subsidiary is a party, or by which they are bound, which could have a Material Adverse Effect on FNB.

          4.40          Policies and Procedures. FNB and each Subsidiary have complied in all material respects with the policies and procedures as formally adopted and disclosed to Southern as applicable to the periods when those policies and procedures were in effect.

          4.41          True and Complete Information. No schedule, statement, list, certificate, or other information furnished or to be furnished by FNB in connection with this Plan of Merger, including the FNB Disclosure Statement, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

          4.42          Truth and Completeness of Representations and Warranties.

                    4.42.1          True at the Closing. FNB warrants that its representations and warranties in this Plan of Merger will be true in all material respects at the Closing. All of such representations and warranties made with respect to specified dates or events shall still be true at the Closing in all material respects with respect to such dates or events.

                    4.42.2          Untrue Representations and Warranties. During the term of this Plan of Merger, if FNB becomes aware of any facts or of the occurrence or impending occurrence of any event which would cause one or more of FNB's representations and warranties contained in this Plan of Merger to become untrue, or would have caused one or more of such representations and warranties (except in the case of representations and warranties expressly made only as of the execution of this Plan of Merger) to be untrue had such facts been known or had such event occurred before the execution of this Plan of Merger, then:

                    (a)          Notice. FNB shall immediately give detailed written notice thereof to Southern; and

                    (b)          Remedy Unless Waived. FNB shall use all commercially reasonable efforts to change such facts or events to make such representations and warranties true, unless the same shall have been waived in writing by Southern.

ARTICLE V - COVENANTS PENDING CLOSING

          Subject to the terms and conditions of this Plan of Merger, FNB and Southern further agree that:

          5.1          Disclosure Statements; Additional Information.

                    5.1.1          Form and Content. The Southern Disclosure Statement and the FNB Disclosure Statement shall contain appropriate references and cross references with respect to each of the disclosures, and appropriate identifying markings with respect to each of the documents, that pertain to one or more sections or articles of this Plan of Merger. The parties have each prepared and delivered, or in the case of FNB will prepare and deliver within 15 Business Days after the date of this Plan of Merger, two complete copies of its Disclosure Statement to the other party.

                    5.1.2          Update. Not less than six Business Days before the Closing, each party shall deliver to the other an update to its Disclosure Statement describing any material changes and containing any new or amended documents, as specified below, that are not contained in its Disclosure Statement as initially delivered. This update shall not cure any breach of a representation or warranty occurring on the date of this Plan of Merger.

                    5.1.3          Certification. Each of Southern's and FNB's Disclosure Statement and its update shall be certified on its behalf by appropriate executive officers (which in the case of FNB shall be its president, chief executive officer and chief financial officer) that such Disclosure Statement does not contain any untrue statement of a material fact, or fail to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

                    5.1.4          FNB's Schedule of Additional Information. FNB shall prepare and, within 15 Business Days after the date of this Plan of Merger, deliver to Southern two copies of the Schedule of Additional Information attached as Exhibit C. The Schedule of Additional Information shall contain the information described in Exhibit C with appropriate references and cross-references with respect to each of the disclosures and appropriate identifying markings with respect to each of the documents. The Schedule of Additional Information shall include true, correct and complete copies of each and every document specified in Exhibit C.

                    5.1.5          Delivery of FNB Disclosure Statement. FNB shall deliver to Southern the FNB Disclosure Statement within 15 Business Days after the date of this Plan of Merger.

          5.2          Changes Affecting Representations. While this Plan of Merger is in effect, if either Southern or FNB becomes aware of any facts or the occurrence or impending occurrence of any event that (a) would cause one or more of the representations and warranties it has given in Article III (Southern's Representations and Warranties) or Article IV (FNB's Representations and Warranties), respectively, subject to the exceptions contained in the Southern Disclosure Statement or the FNB Disclosure Statement, respectively, to become untrue or incomplete in any material respect; or (b) would have caused one or more of such representations and warranties to be untrue or incomplete in any material respect had such facts been known or had such event occurred before the date of this Plan of Merger, then such party shall immediately give detailed written notice of such discovery or change, including a detailed description of the underlying facts or events, together with all pertinent documents, to the other party.

          5.3          FNB's Conduct of Business Pending the Effective Time. FNB agrees that, until the Effective Time, except as consented to in writing by Southern or as otherwise provided in this Plan of Merger, FNB shall, and it shall cause each Subsidiary to:

                    5.3.1          Ordinary Course. Conduct its business, manage its property and invest its assets only in the usual, regular, and ordinary course and not otherwise, in substantially the same manner as before the date of this Plan of Merger, and not make any substantial change to its expenditures or methods of management, operation, or practices in respect of such business, property or investments.

                    5.3.2          No Inconsistent Actions. Take no action that would be materially inconsistent with or contrary to the representations, warranties, and covenants made by FNB in this Plan of Merger, and take no action that would cause FNB's representations and warranties to become untrue in any material respect except as and to the extent required by applicable laws and regulations, regulatory agencies with jurisdiction over FNB or any Subsidiary, or this Plan of Merger.

                    5.3.3          Compliance. Comply in all material respects with all laws, regulations, agreements, court orders, administrative orders, and formally adopted internal policies and procedures applicable to the conduct of its business, except to the extent that the application of any law, regulation, or order is being contested in good faith and Southern has been notified of such contest.

                    5.3.4          No Amendments. Make no change to its articles of incorporation, articles of association, charter, or bylaws, except as contemplated by this Plan of Merger.

                    5.3.5          Books and Records. Maintain its books, accounts, and records in the usual and regular manner, and in material compliance with all applicable laws, rules, regulations, governmental policy issuances, accounting standards, and formally adopted internal policies and procedures.

                    5.3.6          No Change in Stock. Except as contemplated by this Plan of Merger: (a) not make a change in the number of shares of its capital stock issued and outstanding; (b) not grant any warrant, option, or commitment relating to its capital stock; (c) not enter into any agreement relating to its capital stock; (d) not issue any securities convertible into its capital stock; and (e) not repurchase any shares of FNB Common Stock. The parties agree that any breach of this covenant shall be considered material for purposes of this Plan of Merger.

                    5.3.7          Maintenance. Use all commercially reasonable efforts to maintain its property and assets in their present state of repair, order, and condition, reasonable wear and tear and damage by fire or other casualty covered by insurance excepted.

                    5.3.8          Preservation of Goodwill. Use all commercially reasonable efforts to preserve its business organization intact, to keep available the services of its present officers and employees, and to preserve the goodwill of its customers and others having business relations with it.

                    5.3.9          Insurance Policies. Use all commercially reasonable efforts to maintain and keep in full force and effect insurance coverage, so long as such insurance is reasonably available, on its assets, properties, premises, operations, directors, and personnel in such amounts, against such risks and losses, and with such self-insurance requirements as are presently in force.

                    5.3.10          Charge-Offs. Charge off loans and maintain its allowance for loan and lease losses, in each case in a manner in conformity with past practices of FNB and the Bank and applicable industry, regulatory, and generally accepted accounting standards.

                    5.3.11          Policies and Procedures. Make no material change in any policies and procedures applicable to the conduct of its business, including, without limitation, any loan and underwriting policies, loan loss and charge-off policies, investment policies, and employment policies, except as and to the extent required by law or regulatory agencies with jurisdiction over FNB or any Subsidiary.

                    5.3.12          New Directors or Executive Officers. Except to reelect persons who are then incumbent officers and directors at annual meetings, not (a) increase the number of directors, (b) elect or appoint any person to an executive office, or (c) hire any person to perform the services of an executive officer.

                    5.3.13          Compensation and Fringe Benefits. Take no action to increase, or agree to increase, the salary, severance, or other compensation payable to, or fringe benefits of, or pay or agree to pay any bonus to, any officer or director, or any other class or group of employees as a class or group without Southern's prior written consent.

                    5.3.14          Benefit Plans. Take no action to introduce, change, or agree to introduce or change, any Employee Benefit Plan, fringe benefit program, or other plan or program of any kind for the benefit of its employees unless required by law or this Plan of Merger; make no contribution to any employee pension benefit plan other than employer contributions to the 401(k) Plan that are consistent in timing and amounts with the contributions made for 2006 and 2005.

                    5.3.15          New Employment Agreements. Take no action to enter into any employment agreement that is not terminable by FNB or a Subsidiary, as the case may be, without cost or penalty upon 60 days' or less notice.

                    5.3.16          Borrowing. Take no action to borrow money except in the ordinary course of business.

                    5.3.17          Mortgaging Assets. Take no action to sell, mortgage, pledge, encumber, or otherwise dispose of, or agree to sell, mortgage, pledge, encumber, or otherwise dispose of, any of its property or assets, except dealing with financial assets in the ordinary course of business, and except for property or assets, or any group of related properties or assets, that have a fair market value of less than $25,000.

                    5.3.18          Notice of Actions. Notify Southern of the threat or commencement of any material action, suit, proceeding, claim, arbitration, or investigation against, relating to, or affecting: (a) FNB or any Subsidiary; (b) their respective directors, officers, or employees in their capacities as such; (c) FNB's or any Subsidiaries' assets, liabilities, businesses, or operations; or (d) the Merger or this Plan of Merger.

                    5.3.19          Cooperation. Take such reasonable actions as may be necessary to consummate the Merger.

                    5.3.20          Charitable Contributions. Neither make nor renew any charitable contributions, gifts, commitments, or pledges of cash or other assets except for contributions that in the aggregate will have a fair market value of not greater than $25,000.

                    5.3.21          Large Expenditures. Take no action to pay, agree to pay, or incur any liability, excepting such liabilities that have been accrued on its books as of the date of this Plan of Merger, for the purchase or lease of any item of real property, fixtures, equipment, or other capital asset in excess of $25,000 individually or in excess of $100,000 in the aggregate with respect to FNB or the Subsidiaries, except pursuant to prior commitments or plans made by FNB or any Subsidiary that are disclosed in the FNB Disclosure Statement.

                    5.3.22          New Service Arrangements. Take no action to enter into, or commit to enter into, any agreement for trust, consulting, professional, or other services to FNB or any Subsidiary that is not terminable by FNB without penalty upon 60 days' or less notice, except for contracts for services under which the aggregate required payments do not exceed $25,000, and except for legal, accounting, and other ordinary expenses (not including expenses of financial advisors) related to this Plan of Merger.

                    5.3.23          Capital Improvements. Take no action to open, enlarge, or materially remodel any bank or other facility, and not lease, renew any lease, purchase, or otherwise acquire use of any real property for a branch bank, or apply for regulatory approval of any new branch bank, except under prior commitments or plans made by FNB or any Subsidiary that are disclosed in the FNB Disclosure Statement.

                    5.3.24          Strategic Alliances. Take no action to enter into, or commit to enter into, any joint venture, strategic alliance, or material relationship with any person to jointly develop, market, or offer any product or service, or disclose any customer names, addresses, telephone numbers, lists, or any other nonpublic information concerning customers or other consumers to any person not employed by FNB or a Subsidiary in connection with their employment.

                    5.3.25          Derivatives. Commit to purchase, purchase or otherwise acquire any high risk derivative or synthetic mortgage product or enter into any interest rate swap transaction, other than the purchase and sale of collateralized mortgage obligations in the ordinary course of business and consistent with past practices.

                    5.3.26          Insider Loans. Make any loan or make any loan commitment, renewal, or extension to any director, officer or principal shareholder of FNB or the Subsidiaries, or any affiliate of any such person, which would, when aggregated with all outstanding loans, commitments, renewals, or extensions made by the Subsidiaries to the person and the person's immediate family and affiliates, exceed $100,000; provided, however, that this restriction shall not apply to any renewals or advances on existing lines of credit or the renegotiation or restructuring of any problem or delinquent loan or to the making of any residential mortgage loan.

                    5.3.27          No Discharges. Discharge or satisfy any mortgage, lien, charge, or encumbrance other than as a result of the payment of liabilities in accordance with their terms, or except in the ordinary course of business, if the cost to FNB or the Subsidiaries to discharge or satisfy any mortgage, lien, charge, or encumbrance is in excess of $50,000, unless the discharge or satisfaction is covered by general or specific reserves.

                    5.3.28          Satisfaction of Liabilities. Pay any obligation or liability, absolute or contingent, in excess of $50,000 except liabilities shown on FNB's Financial Statements or except in the usual and ordinary course of business or in connection with the transactions contemplated by this Plan of Merger.

                    5.3.29          Claims and Settlements. Institute, settle, or agree to settle any claim, action, or proceeding involving an expenditure in excess of $25,000 before any court or governmental body.

                    5.3.30          Insider Contracts. Enter into or amend any contract, agreement, or other transaction with any FNB-Related Person except as contemplated or permitted by this Plan of Merger.

                    5.3.31          Loans. Make no loan in an amount in excess of $250,000 or any additional or new loan to any customer who is already indebted to FNB or any Subsidiary in an amount greater than $500,000 without Southern's consent, which consent shall not be unreasonably withheld.

          5.4          Approval of Plan of Merger by FNB Shareholders. FNB, acting through its board of directors, shall, in accordance with the Michigan Act and its articles of incorporation and bylaws, promptly and duly call, give notice of, convene, and hold the Shareholders' Meeting as soon as practicable following the date of this Plan of Merger.

                    5.4.1          Board Recommendation. Except while a Fiduciary Event (defined below in Section 5.4.3) has occurred and continues, at the Shareholders' Meeting and in any proxy materials used in connection with the meeting, the board of directors of FNB shall unanimously recommend that its shareholders vote for approval of this Plan of Merger and the Merger.

                    5.4.2          Solicitation of Proxies. Except while a Fiduciary Event has occurred and continues:

                    (a)          FNB shall use its best efforts to solicit from its shareholders proxies to vote on the proposal to approve this Plan of Merger and the Merger and to secure a quorum at the Shareholders' Meeting.

                    (b)          FNB shall use its best efforts to secure the vote of shareholders required by the Michigan Act and FNB's articles of incorporation and bylaws to approve this Plan of Merger and the Merger.

                    5.4.3          Fiduciary Event. A "Fiduciary Event" shall have occurred when the board of directors of FNB has (a) received in writing a Superior Proposal (defined below in Section 5.4.4) that is then pending, (b) determined in good faith (based on the advice of legal counsel) that its fiduciary duties to FNB's shareholders under applicable law would require the board of directors to withdraw, modify, or change its recommendation, and (c) determined to accept and recommend the Superior Proposal to the shareholders of FNB.

                    5.4.4          Superior Proposal. A "Superior Proposal" means any bona fide unsolicited Acquisition Proposal (defined below in Section 5.8.1) made by a third party on terms that the board of directors of FNB determines in its good faith judgment, based upon the written advice of Austin or another financial advisor of regionally recognized reputation, to be materially more favorable to FNB's shareholders than this Plan of Merger from a financial point of view.

                    5.4.5          Notice. FNB shall notify Southern at least ten Business Days before taking any action with respect to such Superior Proposal or taking any action with respect to the withdrawal, modification, or change of its recommendation to its shareholders for approval of this Plan of Merger.

          5.5          Dividends. FNB shall not declare, set aside, pay, or make any dividend or other distribution or payment (whether in cash, stock, or property) with respect to, or purchase or redeem, any shares of FNB Common Stock.

          5.6          Technology-Related Contracts. Until the Effective Time, FNB shall advise Southern of all anticipated renewals or extensions of existing data processing service agreements, data processing software license agreements, data processing hardware lease agreements, and other material technology-related licensing, maintenance, servicing, or other agreements with independent vendors ("Technology-Related Contracts") involving FNB or any Subsidiary. The material Technology-Related Contracts of FNB and the Subsidiaries are contained in the FNB Disclosure Statement. Notwithstanding any other provision of this Section 5.6 (Technology-Related Contracts), neither FNB nor any Subsidiary shall be obligated to take any irrevocable action, or irrevocably forego taking any action, with respect to those Technology-Related Contracts that would cause any such agreement to terminate, expire, or be materially modified before the Effective Time.

                    5.6.1          Contract Notices. FNB or the Subsidiaries shall send to each vendor, as and when permitted after the date of this Plan of Merger, such notices of nonrenewal as may be necessary or appropriate under the terms of these Technology-Related Contracts to prevent them from automatically renewing for a term extending beyond the Effective Time. Such notices may be conditioned upon the consummation of the Merger.

                    5.6.2          Extensions and Renewals. FNB and the Subsidiaries shall cooperate with Southern in negotiating with each vendor the length of any new, extension, or renewal term of these Technology-Related Contracts in those cases where such extension or term extends beyond the Effective Time.

                    5.6.3          New Agreements. Neither FNB nor any Subsidiary shall enter into any new Technology-Related Contract, except with Southern's consent (which consent shall not be unreasonably withheld or delayed if such agreement is necessary for FNB or any Subsidiary to conduct business in the ordinary course through the Effective Time).

          5.7          Indemnification and Insurance.

                    5.7.1          Indemnification. Southern shall honor any and all rights to indemnification and advancement of expenses now existing in favor of the present and former directors and officers of FNB or any Subsidiary under its articles of incorporation, articles of organization, charter, or bylaws included in the FNB Disclosure Statement which, as enforceable contractual rights, shall survive the Merger and shall, as contractual rights, continue with respect to acts or omissions occurring before the Effective Time with the same force and effect as before the Effective Time. Notwithstanding any provisions to the contrary, the indemnification obligations in this Section 5.7.1 are limited by federal banking law and any obligations that violate federal banking law are void and unenforceable.

                    5.7.2          Insurance. Southern shall use all commercially reasonable efforts to cause the persons currently serving or having served as officers and directors of FNB or any Subsidiary immediately before the Effective Time to be covered for a period of at least six years from the Effective Time by the directors' and officers' liability insurance policy maintained by FNB or any Subsidiary with respect to acts or omissions occurring before the Effective Time that were committed by such officers and directors in their capacity as such. Southern may substitute, for FNB's current coverage, (a) coverage under policies maintained by Southern that offer comparable or better coverage and amounts, and that contain terms and conditions that, considered in the aggregate, are not materially less advantageous than FNB's current policy, and (b) an undertaking by Southern to maintain such coverage for the remaining period of the six year period provided for by this Section 5.7.2. In no event shall Southern be required to spend, directly or indirectly through FNB or a Subsidiary, more than $50,000 in the aggregate (the "Insurance Amount") to either maintain or procure insurance coverage pursuant to this Plan of Merger. Coverage under Southern's policy shall not be considered "materially less advantageous" than FNB's policy because of a higher deductible amount if Southern undertakes in writing to pay any difference in deductible amounts. If Southern does not advise FNB in writing before the Shareholders' Meeting that it has procured such coverage and that it undertakes to procure and maintain coverage that offers comparable or better coverage and amounts, and that contains terms and conditions that, considered in the aggregate, are not materially less advantageous than FNB's current policy for the remaining period of the six year period provided for by this Section 5.7.2 without regard to the Insurance Amount, FNB shall be permitted (after giving Southern three Business Days' prior written notice and an additional two Business Day period to purchase such coverage), in lieu of receiving the foregoing insurance coverage, to procure tail coverage for past acts and omissions for a single premium amount not in excess of the Insurance Amount.

          5.8          Exclusive Commitment. Except as provided below, neither FNB nor any of FNB's Representatives shall take any action inconsistent with the intent to consummate the Merger upon the terms and conditions of this Plan of Merger. Without limiting the foregoing:

                    5.8.1          No Solicitation. Neither FNB nor any of FNB's Representatives, shall, directly or indirectly, (i) invite, initiate, solicit, or encourage an Acquisition Proposal; or (ii) participate in any discussions or negotiations regarding an Acquisition Proposal unless a Fiduciary Event has occurred and continues or such discussions or negotiations are likely to lead to a Superior Proposal. A proposal, offer, or other expression of interest concerning an Acquisition Transaction (defined below in this Section 5.8.1) shall be referred to as an "Acquisition Proposal." For purposes of this Plan of Merger, an "Acquisition Transaction" means: (a) a merger, consolidation, share exchange, tender offer, exchange offer, sale of shares or any similar transaction, involving FNB or any of the Subsidiaries other than the Merger; (b) a purchase, lease or other acquisition of all or a substantial part of the assets or deposits, or assumption of liabilities not in the ordinary course, involving FNB or any of the Subsidiaries; (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of FNB or any Subsidiary; or (d) any substantially similar transaction.

                    5.8.2          Communication of Other Proposals. FNB shall cause written notice to be delivered to Southern promptly upon receipt of any Acquisition Proposal. Such notice shall contain the material terms and conditions of the Acquisition Proposal to which such notice relates. Within ten Business Days after FNB's receipt of an Acquisition Proposal, FNB shall give notice to Southern whether or not a Fiduciary Event has occurred or a Superior Proposal is reasonably likely to result, and if not, FNB's notice shall include a copy of FNB's unequivocal rejection of the Acquisition Proposal in the form actually delivered to the person from whom the Acquisition Proposal was received. Thereafter, FNB shall promptly notify Southern of any material changes in the terms, conditions, and status of such Acquisition Proposal.

                    5.8.3          Furnishing Information. Unless a Fiduciary Event has occurred and continues or there is a reasonable likelihood that a Superior Proposal would result, none of FNB, the Subsidiaries, nor any of FNB's Representatives shall furnish any nonpublic information concerning FNB or any Subsidiary to any person who is not affiliated with or under contract to provide services to FNB or Southern, except as required by applicable law or regulations. Before furnishing such information to any person who is not affiliated or under contract with FNB or Southern, FNB shall receive from such person an executed confidentiality agreement with terms no less favorable to FNB than those contained in its confidentiality agreement with Southern and FNB shall then provide only such information as has been furnished previously to Southern.

                    5.8.4          Corporate Liability for Individual's Breach. For purposes of Section 5.8 (Exclusive Commitment), any breach of Section 5.8 (Exclusive Commitment) by an executive officer, director, attorney or financial advisor of FNB in his or her individual capacity shall be deemed to be a breach by FNB.

          5.9          Affiliates. Within 30 days of the date of this Plan of Merger, FNB shall provide to Southern a list of each director, executive officer, and other person who would be deemed to be an "affiliate" of FNB for purposes of Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), and shall update such list as necessary upon the reasonable request of Southern. Southern will provide each such affiliate with guidance on how to comply with Rule 145 under the Securities Act.

          5.10          Other Filings. As soon as reasonably practicable after the date of this Plan of Merger, Southern shall prepare and file with the Federal Reserve Board and Office of the Comptroller of the Currency and each other regulatory agency having jurisdiction all documents reasonably required to obtain each necessary approval of or consent to consummate the Merger. Southern shall provide FNB with reasonable opportunities to review and comment upon such documents before filing and to make such amendments and file such supplements thereto as FNB may reasonably request. Southern shall provide FNB with copies of all material correspondence received from these agencies and all material responsive correspondence sent to these agencies.

          5.11          Miscellaneous Agreements and Consents. Subject to the terms and conditions of this Plan of Merger, each of the parties shall use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable laws and regulations to consummate and make effective the Merger. The parties will use all commercially reasonable efforts to obtain consents of all third parties and governmental bodies necessary or desirable for the consummation of the Merger.

          5.12          Registration Statement. As soon as reasonably practicable after the date of this Plan of Merger, Southern shall prepare and file with the SEC under the Securities Act the Registration Statement and the related Prospectus and Proxy Statement included as a part thereof covering the issuance by Southern of the shares of Southern Common Stock as contemplated by this Plan of Merger, together with such amendments as may reasonably be required before the Registration Statement becomes effective. Southern shall provide FNB with reasonable opportunities to review and comment upon the Registration Statement, each amendment to the Registration Statement, and each form of Prospectus and Proxy Statement before filing. Southern shall provide FNB, upon request, copies of all correspondence received from the SEC with respect to the Registration Statement and its amendments and with all responsive correspondence to the SEC. Southern shall notify FNB of any stop orders or threatened stop orders with respect to the Registration Statement. FNB shall provide to Southern all necessary information pertaining to FNB promptly upon request, and shall use all commercially reasonable efforts to obtain the cooperation of FNB's independent accountants, attorneys and investment bankers in connection with the preparation of the Registration Statement. In the Prospectus and Proxy Statement, Southern shall indicate that forward-looking information and financial projections have been prepared by and are the responsibility of Southern.

          5.13          Access and Investigation. Between the date of this Plan of Merger and the Closing, for the purpose of permitting an examination of FNB by Southern's officers, attorneys, accountants, and representatives, FNB shall:

                    5.13.1          Access. Permit, and shall cause each of the Subsidiaries to permit, full access to their respective properties, books, and records at reasonable times during normal business hours.

                    5.13.2          Cooperation. Use all commercially reasonable efforts to cause its and each of the Subsidiaries' officers, directors, employees, accountants, attorneys, and representatives to cooperate fully, for the purpose of permitting a complete and detailed examination of FNB and the Subsidiaries, by Southern's officers, attorneys, accountants, and representatives.

                    5.13.3          Information. Furnish Southern, upon reasonable request, any information respecting its and each of the Subsidiaries' properties, assets, business, and affairs.

                    5.13.4          Consents. Southern acknowledges that certain information may not be disclosed by FNB without the prior written consent of persons not affiliated with FNB or the Subsidiaries. If such information is requested, then FNB shall use commercially reasonable efforts to obtain such prior consent and shall not be required to disclose such information unless and until such prior consent has been obtained.

                    5.13.5          Return and Retention. In the event of termination of this Plan of Merger, Southern agrees to promptly return or to destroy all written materials furnished to it by FNB and the Subsidiaries, and all copies, notes, and summaries of such written materials. FNB agrees to preserve intact all such materials that are returned to it and to make such materials reasonably available upon reasonable request or subpoena for a period of not less than six years from the termination of this Plan of Merger.

          5.14          Confidentiality. Except as provided below, Southern and FNB each agree:

                    5.14.1          Treatment; Restricted Access. All information furnished to the other party pursuant to this Plan of Merger shall be treated as strictly confidential and shall not be disclosed to any other person, natural or corporate, except for its employees, attorneys, accountants, regulators, and financial advisers who are reasonably believed to have a need for such information in connection with the Merger.

                    5.14.2          No Other Use. No party shall make any use, other than related to the Merger, of any information it may come to know as a direct result of a disclosure by the other party, its subsidiaries, directors, officers, employees, attorneys, accountants, or advisers or that may come into its possession from any other confidential source during the course of its investigation.

                    5.14.3          Excepted Information. The provisions of Section 5.14 (Confidentiality) shall not preclude the parties or their respective subsidiaries from using or disclosing information that is readily ascertainable from public information or trade sources, known by it before the commencement of discussions between the parties or subsequently developed by it or its subsidiaries independent of any investigation under this Plan of Merger, received from any other person who is not affiliated with a party and who is not under any obligation to keep such information confidential, or reasonably required to be included in any filing or application required by any governmental or regulatory agency.

                    5.14.4          Prohibit Insider Trading. The parties shall each take responsible steps to assure that any person who receives nonpublic information concerning the Merger or the other party will treat the information confidentially as provided in Section 5.14 (Confidentiality) and not directly or indirectly buy or sell, or advise or encourage other persons to buy or sell, Southern's or FNB's stock until such information is properly disclosed to the public.

          5.15          Environmental Investigation. Southern shall be permitted to conduct not later than 60 Business Days after the date of this Plan of Merger (or within 60 Business Days after the acquisition or lease by FNB of any real property acquired or leased after the date of this Plan of Merger) a Phase I environmental assessment of (a) any or all parcels included in the FNB Premises; and (b) to the extent permitted by the current owners or operators thereof, any other real estate formerly owned by FNB or any Subsidiary. Upon request, FNB and the Subsidiaries shall provide reasonable assistance, including site access, a knowledgeable contact person, legal descriptions and other documentation relating to the real estate, and any prior environmental investigation reports, compliance audits, and any related correspondence or documentation in FNB's possession to Southern's consultant for purposes of conducting the Phase I assessments. Based on the results of the Phase I investigation, Southern may conduct, within 40 Business Days of notifying FNB of Southern's intention to do so, a Phase II investigation of any or all such properties. Southern shall have ten Business Days following its receipt of the Phase I report to notify FNB of Southern's intention to conduct a Phase II investigation. Southern shall have ten Business Days from the receipt of any report of a Phase I or Phase II investigation in which to notify FNB of any dissatisfaction with the contents of such report. Should the sum of the cost of all remedial or other corrective actions and measures (i) required by applicable law, including applicable cleanup standards, or reasonably likely to be required by applicable law, and (ii) not required or likely required by applicable law, but recommended or suggested by such report or reports or prudent in light of serious life, environmental, health or safety concerns exceed the sum of $300,000 as reasonably estimated by an environmental expert retained for such purpose by Southern, or if the cost of such actions and measures cannot be so reasonably estimated by such expert to be such amount or less with any reasonable degree of certainty, then Southern shall have the right pursuant to Section 8.3.2 (Environmental Risks), for a period of 20 Business Days following receipt of such estimate or indication that the cost of such actions and measures cannot be so reasonably estimated, to terminate this Plan of Merger, which shall be Southern's sole remedy in such event. The costs of the Phase I and Phase II investigations, if any, shall be borne by Southern.

          5.16          Termination of Employee Benefit Plan. FNB shall terminate the Bank's 401(k) Plan (the "FNB Plan") as of a date before the Effective Time, if requested by Southern to do so. FNB shall provide Southern with reasonable assistance, approve and adopt all resolutions, and take all other actions that are necessary and appropriate in the judgment of Southern to complete the termination process of the FNB Plan as soon as practicable after the Effective Time. Upon receipt of a favorable IRS determination letter with respect to the termination of the FNB Plan (which termination application shall be prepared by Southern and its counsel with the participation and cooperation of FNB and its counsel), Southern shall offer, if permissible and reasonably feasible, the participants in the FNB Plan the option to roll over their benefits into Southern's 401(k) plan.

          5.17          Public Announcements. Southern and FNB shall cooperate with each other in the development and distribution of all news releases and other public information disclosures with respect to this Plan of Merger, except as may be otherwise required by law. Neither Southern nor FNB shall issue any news releases with respect to this Plan of Merger or the Merger unless such news releases have been mutually agreed upon by the parties, except as required by law.

          5.18          Regulatory and Shareholder Approvals. FNB and the Subsidiaries will cooperate in the preparation by Southern of the applications to the Federal Reserve Board and Office of the Comptroller of the Currency and any other regulatory authorities as may be necessary in connection with all governmental approvals required to consummate the transactions contemplated by this Plan of Merger. Southern and FNB will each cooperate in the preparation of the applications, statements, or materials as may be required to be furnished to the shareholders of FNB or filed or submitted to appropriate governmental agencies in connection with the Merger. Southern shall prepare the Prospectus and Proxy Statement as contemplated by this Plan of Merger. FNB shall provide Southern with reasonable assistance in preparing the Prospectus and Proxy Statement. Southern shall provide FNB with reasonable opportunities to review and comment upon the Prospectus and Proxy Statement and each amendment. Southern agrees to make all such changes and/or additions as may be reasonably requested by FNB.

          5.19          Update of Titles, Rights, Etc. Before the Effective Time, each of FNB and the Subsidiaries shall prepare and file any and all documentation necessary to reflect the current name of FNB or any Subsidiary, as applicable, on all rights, titles, interests and registrations for all real and personal property and securities that may be held in the name of a predecessor entity.

          5.20          Sarbanes-Oxley Certification of Financial Statements. The Chief Executive Officer and the Chief Financial Officer of FNB shall certify FNB's Financial Statements to Southern in the form attached as Exhibit D.

          5.21          Exchange of Financial Information.

                    5.21.1          Quarterly Information. FNB and Southern shall each, as promptly as practicable, deliver to the other copies of each quarterly consolidated financial statement prepared for distribution to shareholders after the date of this Plan of Merger.

                    5.21.2          FNB Information. After the execution of this Plan of Merger until the Effective Time of the Merger, FNB shall promptly deliver to Southern copies of:

                    (a)          Each monthly internal financial report prepared with respect to FNB and each of the Subsidiaries on a consolidated or unconsolidated basis. FNB represents and warrants that such information shall be consistent with the financial information as used for internal purposes by FNB in the management of its consolidated business; and

                    (b)          Each financial report or statement submitted to regulatory authorities for FNB and each of the Subsidiaries.

          5.22          Certain Employment Covenants. Southern intends to continue to employ substantially all employees of the Bank on an at-will basis, but reserves the right to terminate employees whose jobs will be eliminated or consolidated after the Merger. Southern covenants and agrees to pay severance payments to any employee of FNB or any Subsidiary whose job is eliminated or consolidated as a result of the Merger and whose employment is terminated by Southern other than for cause within six months after the Effective Time. Southern shall pay severance pay to any such terminated employee equal to one week of pay for each year of service with Southern, FNB or any Subsidiary, subject to a maximum of 16 weeks pay for officers and 12 weeks pay for non-officers. Southern further covenants and agrees that at or as promptly as reasonably practicable after the Effective Time Southern or one of its affiliates shall provide to each employee of FNB or the Subsidiaries as of the Effective Time ("FNB Employees") "the opportunity to participate in each employee benefit plan and program maintained by Southern or one of its affiliates for similarly situated employees (the "Southern Benefit Plans")"; provided, however, that with respect to such Southern Benefit Plans, FNB Employees shall be given credit for service with FNB or the Subsidiaries in determining eligibility for and vesting in benefits thereunder, but not for purposes of benefit accrual; provided further that FNB Employees shall not be subject to any waiting periods or pre-existing condition exclusions under the Southern Benefit Plans to the extent that such periods are longer or restrictions impose a greater limitation than the periods or limitations imposed under FNB's or the Subsidiaries' employee benefit plans. Nothing in the preceding sentence shall obligate Southern to provide or cause to be provided any benefits duplicative of those provided under any FNB employee benefit plan continued beyond the Effective Time. Except as otherwise provided in this Plan of Merger, the power of FNB, Southern, any Subsidiary or any affiliate of Southern to amend or terminate any benefit plan or program, including any FNB employee benefit plan, shall not be altered or affected. Moreover, this Plan of Merger shall not confer upon any FNB or Subsidiary employee any right to be retained in the employment of FNB, the Subsidiaries, Southern or any affiliate of Southern.

          5.23          Executive Agreements. In exchange for Mr. Richard E. Dyer terminating, on or before the Closing date and to the satisfaction of Southern, his Management Continuity Agreement, dated July 20, 2004, as amended on February 21, 2006, his Salary Continuation Agreement, dated July 20, 2004, and any and all non-standard contracts, plans, or arrangements with respect to compensation and benefits payable to Mr. Dyer after the Merger (collectively, the "Dyer Compensation Agreements"), Southern shall pay to Mr. Richard E. Dyer, six months and one day after the Effective Time, a one-time lump sum payment in the amount of $140,000. Notwithstanding the foregoing, the amount of such payment shall not exceed an amount that would trigger penalties under Section 280G of the Code. If Southern's independent accountants conclude on or before the date of the Closing that such amount would trigger penalties under Section 280G of the Code, then such amount shall be reduced to one dollar less than the amount that would not trigger such penalties, as determined by Southern's independent accountants. Mr. Dyer has executed the Transition Agreement and Employment Agreement in the form attached as Exhibit F hereto, and agrees to execute such other amendments as may be recommended in the future to comply with Section 409A of the Code.

          5.24          Bank. Southern intends to operate the Bank as a separate wholly-owned subsidiary of Southern.

          5.25          Charter and Name Change. In the event that Southern desires to convert the Bank into a state-chartered bank at or following the Effective Time, FNB and the board of directors of FNB will assist in the regulatory process for such charter change and will approve any necessary change to the name of the Bank.

          5.26          Board Matters.

                    5.26.1          Southern Board Matters. Southern will appoint Mr. Dyer and two individuals recommended by FNB who will constitute independent directors as members of the board of directors of Southern at its next regularly scheduled board of directors meeting following the Effective Time. Southern agrees to cooperate with FNB and to place such persons in such classes as to assure continuity in service after the Effective Time.

                    5.26.2          Bank Board Matters. The directors of FNB immediately before the Effective Time shall be the directors of the Bank immediately after the Effective Time. The Bank will appoint two individuals recommended by Southern as members of the board of directors of the Bank at its next regularly scheduled board of directors meeting following the Effective Time, subject to regulatory approval.

          5.27          Transaction-Related Expenses. FNB shall not incur more than $325,000 in transaction-related expenses payable to Austin or any affiliate of Austin, and shall not incur more than a reasonable amount of other transaction-related expenses, including reasonable attorney's and accountant's fees, which shall in no event exceed $330,000.

          5.28          FNB Allowance for Loan Losses. FNB shall cooperate with Southern and, at Southern's reasonable request, shall make any and all special provisions for Loan Losses or other charges to establish reserves in anticipation of the Merger.

          5.29          Stock Issuances by Southern. Southern shall not, between the date of this Plan of Merger and the Effective Time, issue any additional shares of Southern Common Stock or grant any options to purchase Southern Common Stock, except pursuant to stock options outstanding on the date of this Plan of Merger and Southern may issue additional stock options to purchase not more than 75,000 shares of Southern Common Stock.

ARTICLE VI - CONDITIONS PRECEDENT TO SOUTHERN'S OBLIGATIONS

          All obligations of Southern under this Plan of Merger are subject to the fulfillment (or waiver in writing by a duly authorized officer of Southern), before or at the Closing, of each of the following conditions.

          6.1          Renewal of Representations and Warranties, Etc.

                    6.1.1          Representations and Warranties. The representations and warranties of FNB contained in this Plan of Merger shall be true, correct and complete when made and as of the Closing as if made at and as of such time (without regard to any update of the FNB Disclosure Statement), except (a) as expressly contemplated or permitted by this Plan of Merger; (b) for representations and warranties relating to a time or times other than the Closing that were or will be true, correct and complete at such other time or times; and (c) where the failure or failures of such representations and warranties to be so true, correct, and complete individually or in the aggregate, without giving effect to any materiality qualifications or references to materiality therein, does not result or would not result in a Material Adverse Effect on FNB.

                    6.1.2          Compliance with Agreements. FNB shall have performed and complied with all agreements, conditions, and covenants required by this Plan of Merger to be performed or complied with by FNB before or at the Closing in all material respects.

                    6.1.3          Certificates. Compliance with Sections 6.1.1 (Representations and Warranties) and 6.1.2 (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of FNB, dated as of the date of the Closing, certifying the foregoing in such detail as Southern may reasonably request.

          6.2          Opinion of Legal Counsel. FNB shall have delivered to Southern an opinion of Howard & Howard, counsel for FNB, dated as of the date of the Closing and in a form reasonably satisfactory to Southern and counsel for Southern.

          6.3          Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order.

          6.4          Required Regulatory Approvals. Southern shall have received all such approvals, consents, authorizations, and licenses of all regulatory and other governmental and self-regulatory authorities having jurisdiction as may be required to permit the performance by FNB or Southern of their respective obligations under this Plan of Merger and the consummation of the Merger, without the regulating authority's imposition of non-standard conditions on approval that are not reasonably acceptable to Southern and all statutory or regulatory waiting periods shall have expired without notice of any regulatory objection to the consummation of the Merger.

          6.5          Shareholder Approval. The shareholders of FNB shall have approved this Plan of Merger and the Merger by the requisite vote.

          6.6          Order, Decree, Etc. Neither Southern nor FNB shall be subject to any order, decree, or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

          6.7          Proceedings. There shall not be any action, suit, proceeding, claim, arbitration, or investigation pending or threatened against or relating to FNB, a Subsidiary, or its or their respective directors and officers (in the capacity as such), properties, or businesses with respect to which there is a reasonable possibility that it will result in any liability that is reasonably likely to have a Material Adverse Effect on FNB.

          6.8          Certificate as to Outstanding Shares. Southern shall have received one or more certificates dated as of the Closing date and signed by the secretary of FNB on behalf of FNB, and by the transfer agent for FNB Common Stock, certifying (a) the total number of shares of capital stock of FNB issued and outstanding as of the close of business on the day immediately preceding the Closing; and (b) with respect to the secretary's certification, the number of shares of FNB Common Stock, if any, that are issuable on or after that date, all in such form as Southern may reasonably request.

          6.9          Change of Control Waivers. Southern shall have received evidence of the consents or other waivers of any material rights and the waiver of the loss of any material rights that may be triggered by the change of control of FNB upon consummation of the Merger under (a) any agreement, contract, mortgage, deed of trust, lease, commitment, indenture, note, or other instrument, under which the failure to obtain such consent or waiver is reasonably likely to have a Material Adverse Effect on FNB; and (b) each contract identified in Exhibit E (collectively, the "Designated Contracts"), all in form and substance reasonably satisfactory to Southern.

          6.10          Other Agreements. Concurrently with the execution of this Plan of Merger, Southern, FNB and Mr. Dyer have entered into the Transition Agreement and Employment Agreement in the form attached as Exhibit F to this Plan of Merger and such agreement shall remain in full force and effect. Mr. Dyer shall have terminated the Dyer Compensation Agreements.

          6.11          Tax Matters. Southern shall have received a tax opinion from its counsel, reasonably satisfactory in form and substance to Southern, substantially to the effect that:

                    6.11.1          The Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and Southern and FNB will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

                    6.11.2          Assets' Tax Basis. The basis of the FNB assets in the hands of Southern will be the same as the basis of those assets in the hands of FNB immediately before the Merger.

                    6.11.3          No Gain or Loss. No gain or loss will be recognized by Southern upon the receipt by Southern of the assets of FNB in exchange for the Southern Common Stock and the assumption by Southern of the liabilities of FNB.

                    6.11.4          Holding Period. The holding period of the assets of FNB in the hands of Southern will include the holding period during which such assets were held by FNB. The tax opinion shall be supported by one or more fact certificates or affidavits in such form and content as may be reasonably requested by Southern's counsel from FNB and each Subsidiary.

          6.12          Fairness Opinion. Southern shall have received an opinion from Donnelly, reasonably acceptable to Southern, dated as of the date of this Plan of Merger and renewed as of a date approximately the date of the Prospectus and Proxy Statement, to the effect that the terms of the Merger are fair to Southern's shareholders from a financial point of view as of that date and such opinion shall not have been subsequently withdrawn; provided, that Southern shall have used all commercially reasonable efforts to obtain such a fairness opinion.

ARTICLE VII - CONDITIONS PRECEDENT TO FNB'S OBLIGATIONS

          All obligations of FNB under this Plan of Merger are subject to the fulfillment (or waiver in writing by a duly authorized officer of FNB), before or at the Closing, of each of the following conditions:

          7.1          Renewal of Representations and Warranties, Etc.

                    7.1.1          Representations and Warranties. The representations and warranties of Southern contained in this Plan of Merger shall be true, correct, and complete when made and as of the Closing as if made at and as of such time (without regard to any update of the Southern Disclosure Statement), except (a) as expressly contemplated or permitted by this Plan of Merger; (b) for representations and warranties relating to a time or times other than the Effective Time that were or will be true, correct, and complete at such other time or times; and (c) where the failure or failures of such representations and warranties to be so true, correct, and complete, individually or in the aggregate, without giving effect to any materiality qualifications or references to materiality therein, does not result or would not result in a Material Adverse Effect on Southern.

                    7.1.2          Compliance with Agreements. Southern shall have performed and complied with all agreements, conditions, and covenants required by this Plan of Merger to be performed or complied with by it before or at the Closing in all material respects.

                    7.1.3          Certificates. Compliance with Sections 7.1.1 (Representations and Warranties) and 7.1.2 (Compliance with Agreements) shall be evidenced by one or more certificates signed by appropriate officers of Southern, dated as of the date of the Closing, certifying the foregoing in such detail as FNB may reasonably request.

          7.2          Opinion of Legal Counsel. Southern shall have delivered to FNB an opinion of Warner Norcross & Judd LLP, counsel for Southern, dated as of the date of the Closing and in a form reasonably satisfactory to FNB and counsel for FNB.

          7.3          Required Regulatory Approvals. FNB and Southern shall have received all such approvals, consents, authorizations, and licenses of all regulatory and other governmental authorities having jurisdiction as may be required to permit the performance by FNB and Southern of their respective obligations under this Plan of Merger and the consummation of the Merger.

          7.4          Shareholder Approval. FNB shall have received the requisite approval of its shareholders of this Plan of Merger and the Merger.

          7.5          Order, Decree, Etc. Neither Southern nor FNB shall be subject to any applicable order, decree, or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger.

          7.6          Fairness Opinion. FNB shall have received an opinion from Austin, reasonably acceptable to Southern, dated as of the date of this Plan of Merger and renewed as of a date approximately the date of the Prospectus and Proxy Statement, to the effect that the terms of the Merger are fair to FNB's shareholders from a financial point of view as of that date and such opinion shall not have been subsequently withdrawn; provided, that FNB shall have used all commercially reasonable efforts to obtain such a fairness opinion.

          7.7          Registration Statement. The Registration Statement shall have been declared effective by the SEC and shall not be subject to a stop order or any threatened stop order.

          7.8          Tax Matters. FNB shall have received a tax opinion from Southern's counsel, reasonably satisfactory in form and substance to FNB, substantially to the effect that:

                    7.8.1          Reorganization. The Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and Southern and FNB will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

                    7.8.2          No Gain or Loss.

                    (a)          No gain or loss will be recognized to those shareholders of FNB who receive solely Southern Common Stock in exchange for their FNB Common Stock.

                    (b)          Shareholders of FNB who receive solely cash in exchange for their FNB Common Stock and who as a result of the exchange neither holds any stock of Southern directly nor is deemed to own any stock under the constructive ownership rules of Section 318 of the Code, will be entitled to treat the transaction as a sale or exchange under Section 1001(a) of the Code.

                    (c)          Shareholders of FNB who receive both cash and Southern Common Stock will recognize gain but not in excess of the amount of cash received. If the exchange has the effect of a distribution of a dividend as provided in Section 356(a)(2) of the Code, then the amount of gain recognized that is not in excess of the ratable share of earnings and profits of FNB will be treated as a dividend.

                    7.8.3          Stock Tax Basis. The basis of the Southern Common Stock to be received by shareholders of FNB will, in each instance, be the same as the basis of the respective shares of FNB Common Stock surrendered in exchange therefor.

                    7.8.4          Holding Period. The holding period of the Southern Common Stock received by shareholders of FNB will, in each instance, include the period during which the FNB Common Stock surrendered in exchange therefor was held, provided, that the FNB Common Stock was, in each instance, held as a capital asset in the hands of the shareholder of FNB at the Effective Time. The tax opinion shall be supported by one or more fact certificates or affidavits in such form and content as may be reasonably requested by Southern's counsel from Southern and its subsidiaries.

The tax opinion shall be supported by one or more fact certificates or affidavits in such form and content as may be reasonably requested by counsel from each party and its respective subsidiaries.

ARTICLE VIII - ABANDONMENT OF MERGER

          This Plan of Merger may be terminated and the Merger abandoned at any time before the Effective Time (notwithstanding that approval of this Plan of Merger by the shareholders of FNB may have previously been obtained) as follows:

          8.1          Mutual Abandonment. By mutual written consent of the boards of directors, or duly authorized committees thereof, of Southern and FNB.

          8.2          Upset Date. By either Southern or FNB if the Merger shall not have been consummated on or before the Upset Date, and such failure to consummate the Merger is not caused by a breach of this Plan of Merger by the terminating party.

          8.3          Southern's Rights to Terminate. By Southern under any of the following circumstances:

                    8.3.1          Failure to Satisfy Closing Conditions. If (a) any of the conditions specified in Article VI (Conditions Precedent to Southern's Obligations) have not been satisfied or waived by Southern or (b) if any of the conditions specified in Article VII (Conditions Precedent to FNB's Obligations) have not been satisfied or waived by FNB at such time as such condition can no longer be satisfied notwithstanding Southern's commercially reasonable efforts to satisfy those covenants given by Southern in this Plan of Merger.

                    8.3.2          Environmental Risks. If Southern has given FNB notice of termination based on an unacceptable environmental risk, as provided in Section 5.15 (Environmental Investigation).

                    8.3.3          Occurrence of a Fiduciary Event. At any time after there has occurred a Fiduciary Event.

                    8.3.4          Material Adverse Event. If one or more events have occurred that have caused or are reasonably likely to cause a Material Adverse Effect on FNB.

                    8.3.5          Community Reinvestment Act Rating. If, before the Closing, the Bank is examined for compliance with the Community Reinvestment Act and receives a rating lower than "Satisfactory" or, if the report of examination is still pending on the date of the Closing, Southern is unable to satisfy itself that the Bank will receive a rating of Satisfactory or better.

                    8.3.6          Shareholder Approval. This Plan of Merger is not approved by the requisite vote of the shareholders of FNB notwithstanding FNB's best efforts to obtain such approval through solicitation or delay of the meeting date or both.

                    8.3.7          FNB Disclosure Statement; Preclosing Investigation, Etc. Southern shall have reasonably determined that:

                    (a)          Any exception to FNB's representations and warranties or any other information set forth in the FNB Disclosure Statement is unacceptable to Southern;

                    (b)          Based upon Southern's preclosing investigation of FNB, there exists any set of facts or circumstances materially adverse to the financial condition, net income, business, properties, operations, or prospects of FNB or any Subsidiary; or

                    (c)          FNB or any Subsidiary is exposed to risks or the Merger would expose Southern to risks that in the reasonable judgment of Southern are not acceptable economic and business risks;

provided that Southern notifies FNB of such abandonment and termination within 15 Business Days after Southern receives the FNB Disclosure Statement.

          8.4          FNB's Rights to Terminate. By FNB under any of the following circumstances:

                    8.4.1          Failure to Satisfy Closing Conditions. If (a) any of the conditions specified in Article VII (Conditions Precedent to FNB's Obligations) have not been met or waived by FNB or (b) if any of the conditions specified in Article VI (Conditions Precedent to Southern's Obligations) have not been satisfied or waived by Southern at such time as such condition can no longer be satisfied notwithstanding FNB's commercially reasonable efforts to comply with those covenants given by FNB in this Plan of Merger.

                    8.4.2          Shareholder Approval. This Plan of Merger is not approved by the requisite vote of the shareholders of FNB notwithstanding FNB's best efforts to obtain such approval through solicitation and/or delay of the meeting date.

                    8.4.3          Material Adverse Event. If one or more events have occurred that have caused or are reasonably likely to cause a Material Adverse Effect on Southern.

                    8.4.4          Occurrence of a Fiduciary Event. At any time after there has occurred a Fiduciary Event.

          8.5          Effect of Termination.

                    8.5.1          General. In the event of termination of this Plan of Merger by either FNB or Southern as provided in Article VIII (Abandonment of Merger), this Plan of Merger shall forthwith have no effect, and neither FNB nor Southern, any of their respective subsidiaries, nor any of their respective directors, officers, or employees shall have any liability of any nature whatsoever under this Plan of Merger, or in connection with the transactions contemplated by this Plan of Merger, except that (a) Sections 5.14 (Confidentiality), 5.17 (Public Announcements), 8.5 (Effect of Termination), 9.3 (Nonsurvival of Representations, Warranties, and Agreements), and 9.5 (Expenses) shall survive any termination of this Plan of Merger, and (b) notwithstanding anything to the contrary contained in this Plan of Merger, neither FNB nor Southern shall be relieved or released from any of its liabilities or damages arising out of a willful breach of representations and warranties made by it or a willful failure to perform any of its covenants in this Plan of Merger.

                    8.5.2          Termination Notice. In the event of the termination of this Plan of Merger as provided in Article VIII (Abandonment of Merger), written notice shall immediately be given to the other party or parties specifying the provision of this Plan of Merger pursuant to which termination is made.

                    8.5.3          Termination Fee. If and when at any time both an Initial Triggering Event (defined below in Section 8.5.4) and a Subsequent Triggering Event (defined below in Section 8.5.5) shall have occurred before the occurrence of a Fee Termination Event (defined below in Section 8.5.6), then FNB shall pay to Southern (not later than two Business Days after the occurrence of the Subsequent Triggering Event) an amount equal to $1,000,000 in immediately available funds (the "Termination Fee").

                    8.5.4          Initial Triggering Event. An "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date of this Plan of Merger:

                    (a)          FNB or any Subsidiary, without having received Southern's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction with any person other than Southern or any of its subsidiaries (an "Southern Subsidiary");

                    (b)          The board of directors of FNB shall have recommended that the shareholders of FNB approve or accept any Acquisition Transaction other than the Merger;

                    (c)          Any person other than Southern or any Southern Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of FNB Common Stock (for purposes of this Plan of Merger, the term "beneficial ownership" has the meaning given that term in Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder);

                    (d)          The shareholders of FNB shall have voted and failed to approve this Plan of Merger and the Merger at a meeting that was held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of this Plan of Merger or shall have been canceled before termination of this Plan of Merger, if, before such meeting (or if such meeting shall have not been held or shall have been canceled, before such termination), it shall have been publicly announced or the shareholders of FNB shall have been advised that any person (other than Southern or any Southern Subsidiary) shall have made, or shall have an intention to make, a proposal to engage in an Acquisition Transaction;

                    (e)          The board of directors of FNB shall not have recommended, or shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Southern, its recommendation that the shareholders of FNB approve the transactions contemplated by this Plan of Merger at any meeting that was held for that purpose, in anticipation of engaging in an Acquisition Transaction (other than with Southern or any Southern Subsidiary), or following a proposal to FNB to engage in an Acquisition Transaction, or FNB or any Subsidiary shall have authorized, recommended or proposed (or publicly announced or advised its shareholders of its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Southern or any Southern Subsidiary;

                    (f)          Any person other than Southern or any Southern Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange or tender offer);

                    (g)          FNB shall have willfully breached any covenant or obligation contained in this Plan of Merger in anticipation of engaging in an Acquisition Transaction (other than with Southern or any Southern Subsidiary), and following such breach Southern would be entitled to terminate this Plan of Merger;

                    (h)          Any person other than Southern or any Southern Subsidiary shall have filed an application or notice with any federal or state governmental authority or regulatory or administrative agency or commission under the Federal Bank Holding Company Act, the FDIA, or other applicable state or federal banking or savings institution laws or regulations, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction; or

                    (i)          A Fiduciary Event shall have occurred under this Plan of Merger.

                    8.5.5          Subsequent Triggering Event. A "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the date of this Plan of Merger:

                    (a)          The acquisition by any person (other than Southern or any Southern Subsidiary) of beneficial ownership of 25% or more of the then outstanding FNB Common Stock; or

                    (b)          Occurrence of the Initial Triggering Event described in Section 8.5.4(a) except that the percentage referred to in subsection (c) for purposes of defining "Acquisition Transaction" in Section 5.8.1 (No Solicitation) shall be 25%.

                    8.5.6          Fee Termination Event. Each of the following shall be a "Fee Termination Event:" (a) consummation of the Merger at the Effective Time of the Merger; (b) termination of this Plan of Merger in accordance with the provisions thereof if such termination occurs before the occurrence of an Initial Triggering Event; and (c) the passage of 18 months after termination of this Plan of Merger if such termination follows the occurrence of an Initial Triggering Event.

                    8.5.7          Definition of "In Anticipation." In this Plan of Merger, the phrase "in anticipation of engaging in an Acquisition Transaction" shall include, without limitation, any action taken by FNB's officers or board of directors with respect to an Acquisition Transaction after any written or oral, authorized or unauthorized, proposal or expression of interest has been communicated to any member of FNB's management or board of directors concerning an Acquisition Transaction that in any way would involve FNB or the Subsidiaries and such proposal or expression of interest has not been withdrawn at the time of the action.

                    8.5.8          Notices. FNB shall notify Southern promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event. The giving of such notice by FNB shall not be a condition to the right of Southern to payment of the Termination Fee.

ARTICLE IX - MISCELLANEOUS

          Subject to the terms and conditions of this Plan of Merger, Southern and FNB further agree as follows:

          9.1          "Material Adverse Effect" Defined. As used in this Plan of Merger, the term "Material Adverse Effect" means any change or effect that, individually or when taken together with all other such changes or effects that have occurred before the date of determination of the occurrence of the Material Adverse Effect, has had or could have a material negative impact on the business, assets, financial condition, results of operations, properties or value of Southern and the Southern Subsidiaries, taken as a whole, or FNB and the Subsidiaries, taken as a whole, as the case may be. Notwithstanding the above, the impact of the following shall not be included in any determination of a Material Adverse Effect: (a) changes in GAAP, generally applicable to financial institutions and their holding companies; (b) actions and omissions of a party (or any of its subsidiaries) taken with the prior written consent of the other party; (c) changes in economic conditions (including changes in the level of interest rates) generally affecting financial institutions; and (d) fees and expenses reasonably related to the transaction contemplated in this Plan of Merger incurred or paid without violation of the representations, warranties or covenants in this Plan of Merger.

          9.2          "Knowledge" Defined; "Person" Defined; "Affiliate" Defined. As used in this Plan of Merger, the term "Knowledge" or "to the knowledge of" means the actual knowledge of any director or officer (as the term "officer" is defined in Rule 16a-1 of the Exchange Act) of FNB or Southern or their respective subsidiaries, as the case may be. "Person," whether or not capitalized, has the meaning set forth in Sections 3(a)(9) and 13(d)(3) of the Securities Act and shall also mean any association, partnership, limited liability company, limited partnership, trust, joint venture or other legal entity. "Affiliate" of, or a person "Affiliated" with (whether or not capitalized) means a specific person that directly or indirectly, through one or more intermediaries (by virtue of legal or beneficial ownership, contractual rights, or otherwise) controls, is controlled by, or is under common control with, the person specified.

          9.3          Nonsurvival of Representations, Warranties, and Agreements. None of the representations, warranties, covenants, and agreements in this Plan of Merger or in any other agreement or instrument delivered pursuant to this Plan of Merger, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for the agreement attached as Exhibits F to this Plan of Merger, and those covenants and agreements contained herein and therein that, by their terms, apply or are to be performed in whole or in part after the Effective Time.

          9.4          Amendment. Subject to applicable law, this Plan of Merger may be amended, modified, or supplemented by, and only by, written agreement of Southern and FNB, executed by the respective authorized officers, at any time before the Effective Time.

          9.5          Expenses. Except as otherwise provided in this Plan of Merger, FNB and Southern shall each pay its own expenses incident to preparing for, entering into, and carrying out this Plan of Merger, and incident to the consummation of the Merger. Each party shall pay the fees and expenses of any investment banker engaged by that party. All filing costs associated with the Registration Statement shall be borne by Southern. The costs of printing and mailing the Prospectus and Proxy Statement to FNB's shareholders shall be borne by FNB.

          9.6          Specific Enforcement. The parties each agree that, consistent with the terms and conditions of this Plan of Merger, in the event of a breach by a party to this Plan of Merger, money damages will be inadequate and not susceptible of computation because of the unique nature of FNB, its Subsidiaries, and the Merger. Therefore, the parties each agree that a federal or state court of competent jurisdiction shall have authority, subject to the rules of law and equity, to specifically enforce the provisions of this Plan of Merger by injunctive order or such other equitable means as may be determined in the court's discretion.

          9.7          Jurisdiction; Venue; Jury. The parties acknowledge that jurisdiction and venue may be permissible in more than one jurisdiction or court district. Southern and FNB each hereby agree not to assert any defense of improper jurisdiction or venue and each waive their right to a trial by jury.

          9.8          Waiver. Any of the terms or conditions of this Plan of Merger may be waived in writing at any time by action taken by the board of directors of a party, a duly authorized committee thereof, or a duly authorized officer of such party. The failure of any party at any time or times to require performance of any provision of this Plan of Merger shall in no manner affect such party's right at a later time to enforce the same provision. No waiver by any party of any condition, or of the breach of any term, covenant, representation, or warranty contained in this Plan of Merger, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of any such condition or breach, or as a waiver of any other condition or of the breach of any other term, covenant, representation, or warranty.

          9.9          Notices. All notices, requests, demands, and other communications under this Plan of Merger shall be in writing and shall be deemed to have been duly given and effective immediately if delivered or sent and received by a fax transmission (if receipt by the intended recipient is confirmed by telephone and if hard copy is delivered by overnight delivery service the next day), a hand delivery, or a nationwide overnight delivery service (all fees prepaid) to the following addresses:
If to FNB:	With a copy to:
FNB Financial Corporation	Howard and Howard Attorneys, PC
Attention: Richard E. Dyer, President and CEO	Attention: Joseph B. Hemker
88 North Main Street	Comerica Building
P.O. Box 407	151 South Rose Street, Suite 800
Three Rivers, MI 49093-0407	Kalamazoo, MI 49007
Facsimile: (269) 278-5105	Facsimile: (269) 382-8765
Telephone: (269) 273-1715	Telephone: (269) 382-1568

If to Southern:	With a copy to:
Southern Michigan Bancorp, Inc.	Warner Norcross & Judd LLP
Attention: John H. Castle, Chairman and CEO	Attention: Gordon R. Lewis
51 West Pearl Street	900 Fifth Third Center
P.O. Box 309	111 Lyon Street NW
Coldwater, MI 49036-1995	Grand Rapids, MI 49503-2487
Facsimile: (517) 278-8469	Facsimile: (616) 222-2752
Telephone: (517) 279-5500	Telephone: (616) 752-2752

          9.10          Governing Law. This Plan of Merger shall be governed, construed, and enforced in accordance with the laws of the State of Michigan, without regard to principles of conflicts of laws.

          9.11          Entire Agreement; Amendment. This Plan of Merger (including all exhibits and ancillary agreements described in this Plan of Merger) supersedes all prior agreements between the parties with respect to its subject matter and constitutes (along with the agreements and documents referred to in this Plan of Merger) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter, except for matters set forth in any written instrument concurrently or contemporaneously executed by the parties. No party may assign or delegate any of its rights or obligations under this Plan of Merger to any other person, except that Southern may assign its rights or delegate its obligations or both to any subsidiary of Southern.

          9.12          Third Party Beneficiaries. The terms and conditions of this Plan of Merger shall inure to the benefit of and be binding upon Southern and FNB and their respective successors. Nothing in this Plan of Merger, express or implied, is intended to confer upon any person other than Southern and FNB any rights, remedies, obligations, or liabilities under or by reason of this Plan of Merger.

          9.13          Counterparts. This Plan of Merger may be executed in one or more counterparts, which taken together shall constitute one and the same instrument. Executed counterparts of this Plan of Merger shall be deemed to have been fully delivered and shall become legally binding if and when executed signature pages are received by facsimile transmission from a party. If so delivered by facsimile transmission, the parties agree to promptly send original, manually executed copies by nationwide overnight delivery service.

          9.14          Headings, Etc. The article headings and section headings contained in this Plan of Merger are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Plan of Merger. With respect to any term, references to the singular form of the word include its plural form and references to the plural form of the word include its singular form.

          9.15          Calculation of Dates and Deadlines. Unless otherwise specified, any period of time to be determined under this Plan of Merger shall be deemed to commence at 12:01 a.m. on the first full day after the specified starting date, event, or occurrence. Any deadline, due date, expiration date, or period-end to be calculated under this Plan of Merger shall be deemed to end at 5 p.m. on the last day of the specified period. The time of day shall be determined with reference to the then current local time in Grand Rapids, Michigan.

          9.16          Severability. If any term, provision, covenant, or restriction contained in this Plan of Merger is held by a final and unappealable order of a court of competent jurisdiction to be invalid, void, or unenforceable, then the remainder of the terms, provisions, covenants, and restrictions contained in this Plan of Merger shall remain in full force and effect, and shall in no way be affected, impaired, or invalidated unless the effect would be to cause this Plan of Merger to not achieve its essential purposes.

          9.17          Further Assurances; Privileges. Each of Southern and FNB shall, at the request of the other, execute and deliver such additional documents and instruments and take such other actions as may be reasonably requested to carry out the terms and provisions of this Plan of Merger.

          IN WITNESS WHEREOF, the undersigned parties have duly executed and acknowledged this Plan of Merger as of the date first written above.
FNB FINANCIAL CORPORATION

By:	/s/ Richard E. Dyer
Richard E. Dyer, President and
Chief Executive Officer

SOUTHERN MICHIGAN BANCORP, INC.

By:	/s/ John H. Castle
John H. Castle, Chairman and
Chief Executive Officer

APPENDIX B

OPINION OF AUSTIN ASSOCIATES, LLC

April 18, 2007

Personal & Confidential

Board of Directors
FNB Financial Corporation
88 North Main St.
Three Rivers, MI 49093

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to FNB Financial Corporation ("FNB") and its shareholders, of the terms of the Agreement and Plan of Merger dated as of April 18, 2007 (the "Agreement") by and between Southern Michigan Bancorp, Inc. ("SOMC") and FNB. The terms of the Agreement provide that shareholders of FNB may elect to receive either $45.35 per share in cash or 1.87 shares of SOMC, or a combination thereof, in exchange for each outstanding common share of FNB, subject to proration such that 50 percent of FNB's outstanding common shares will receive SOMC stock. In our role as financial advisor to FNB, we participated in negotiation of the Agreement.

Austin Associates, LLC ("Austin Associates") as part of its investment banking practice is customarily engaged in advising and valuing financial institutions in connection with mergers and acquisitions and other corporate transactions. In connection with rendering our opinion set forth herein, we have among other things:
(i)	Reviewed the audited financial statements of FNB and SOMC for each of the years-ended December 31, 2004, 2005 and 2006;

(ii)	Reviewed the unaudited financial statements of FNB and SOMC for the year-to-date period ending February 28, 2007;

(iii)

Reviewed certain other internal information, primarily financial in nature, relating to the respective businesses, earnings and balance sheets of FNB and SOMC provided to us or publicly available for purposes of our analysis;

(iv)

Held discussions with management of FNB and SOMC pertaining to the respective business strategies, prospects for the future, including expected financial results, and expectations relating to the proposed merger;

(v)	Reviewed certain other nonpublic information of SOMC as part of our due diligence process;

(vi)	Reviewed the terms, to the extent publicly available, of certain other transactions, which we deemed relevant for purposes of this opinion; and

(vii)	Reviewed the Agreement and related documents.

In our review and analysis, we relied upon and assumed the accuracy and completeness of the information provided to us or publicly available, and have not attempted to verify the same. As part of the due diligence process we made no independent verification as to the status and value of FNB's or SOMC's assets, including the value of the loan portfolio and loan loss reserve, and have instead relied upon representations and information concerning the value of assets and the adequacy of reserves of both companies in the aggregate. In addition, we have assumed in the course

B-1

Board of Directors
April 18, 2007

of obtaining the necessary approvals for the transaction, no condition will be imposed that will have a material adverse effect on the contemplated benefits of the transaction to FNB and its shareholders.

This opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. This opinion is limited to the fairness, from a financial point of view, to shareholders of FNB of the terms of the Agreement, and does not address the underlying business decision by the Board of Directors to pursue the merger with SOMC or any other party.

As part of its engagement, Austin Associates reserves the right to review any public disclosures describing our firm or this fairness opinion. Austin Associates will receive a contingent fee based on consummation of the transaction. In addition, FNB has agreed to indemnify Austin Associates against certain liabilities.

Based upon our analysis and subject to the qualifications described herein, we believe that as of the date of this letter, the terms of the Agreement are fair, from a financial point of view, to FNB and its shareholders.

Respectfully,

Austin Associates, LLC

B-2

APPENDIX C

MICHIGAN BUSINESS CORPORATION ACT
SECTIONS 761-774, AS AMENDED

450.1761 Definitions.

Sec. 761.

          As used in sections 762 to 774:

          (a) "Beneficial shareholder" means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

          (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving corporation by merger of that issuer.

          (c) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 762 and who exercises that right when and in the manner required by sections 764 through 772.

          (d) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (e) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

          (f) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (g) "Shareholder" means the record or beneficial shareholder.

450.1762 Right of shareholder to dissent and obtain payment for shares.

Sec. 762.

          (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

          (a) Completion of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 703a or 736(5) or the articles of incorporation and the shareholder is entitled to vote on the merger, or the corporation is a subsidiary that is merged with its parent under section 711.

          (b) Completion of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan.

          (c) Completion of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution but not including a sale pursuant to court order.

          (d) An amendment of the articles of incorporation giving rise to a right to dissent pursuant to section 621.

          (e) A transaction giving rise to a right to dissent pursuant to section 754.

          (f) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

          (g) The approval of a control share acquisition giving rise to a right to dissent pursuant to section 799.

          (2) Unless otherwise provided in the articles of incorporation, bylaws, or a resolution of the board, a shareholder may not dissent from any of the following:

          (a) Any corporate action set forth in subsection (1)(a) to (e) as to shares that are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the national association of securities dealers, on the record date fixed to vote on the corporate action or on the date the resolution of the parent corporation's board is adopted in the case of a merger under section 711 not requiring shareholder vote under section 713.

          (b) A transaction described in subsection (1)(a) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) on the effective date of the merger or any combination thereof.

          (c) A transaction described in subsection (1)(b) in which shareholders receive cash or shares that satisfy the requirements of subdivision (a) on the effective date of the share exchange or any combination thereof.

          (d) A transaction described in subsection (1)(c) that is conducted pursuant to a plan of dissolution providing for distribution of substantially all of the corporation's net assets to shareholders in accordance with their respective interests within 1 year after the date of closing of the transaction, where the transaction is for cash or shares that satisfy the requirements of subdivision (a) on the date of closing or any combination thereof.

          (3) A shareholder entitled to dissent and obtain payment for his or her shares pursuant to subsection (1)(a) to (e) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

          (4) A shareholder who exercises his or her right to dissent and seek payment for his or her shares pursuant to subsection (1)(f) may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

450.1763 Rights of partial dissenter; assertion of dissenters' rights by beneficial shareholder.

Sec. 763.

          (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any 1 person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he or she dissents and his or her other shares were registered in the names of different shareholders.

          (2) A beneficial shareholder may assert dissenters' rights as to shares held on his or her behalf only if all of the following apply:

          (a) He or she submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights.

          (b) He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

450.1764 Corporate action creating dissenters' rights; vote of shareholders; notice.

Sec. 764.

          (1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this act and shall be accompanied by a copy of sections 761 to 774.

          (2) If corporate action creating dissenters' rights under section 762 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in section 766. A shareholder who consents to the corporate action is not entitled to assert dissenters' rights.

450.1765 Notice of intent to demand payment for shares.

Sec. 765.

          (1) If proposed corporate action creating dissenters' rights under section 762 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment for his or her shares if the proposed action is effectuated and must not vote his or her shares in favor of the proposed action.

          (2) A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment for his or her shares under this act.

450.1766 Dissenters' notice; delivery to shareholders; contents.

Sec. 766.

          (1) If proposed corporate action creating dissenters' rights under section 762 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of section 765.

          (2) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must provide all of the following:

          (a) State where the payment demand must be sent and where and when certificates for shares represented by certificates must be deposited.

          (b) Inform holders of shares without certificates to what extent transfer of the shares will be restricted after the payment demand is received.

          (c) Supply a form for the payment demand that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether he or she acquired beneficial ownership of the shares before the date.

          (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (1) notice is delivered.

450.1767 Duties of shareholder sent dissenter's notice; retention of rights; failure to demand payment or deposit share certificates.

Sec. 767.

          (1) A shareholder sent a dissenter's notice described in section 766 must demand payment, certify whether he or she acquired beneficial ownership of the shares before the date required to be set forth in the dissenters' notice pursuant to section 766(2)(c), and deposit his or her certificates in accordance with the terms of the notice.

          (2) The shareholder who demands payment and deposits his or her share certificates under subsection (1) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

          (3) A shareholder who does not demand payment or deposit his or her share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his or her shares under this act.

450.1768 Restriction on transfer of shares without certificates; retention of rights.

Sec. 768.

          (1) The corporation may restrict the transfer of shares without certificates from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under section 770.

          (2) The person for whom dissenters' rights are asserted as to shares without certificates retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

450.1769 Payment by corporation to dissenter; accompanying documents.

Sec. 769.

          (1) Except as provided in section 771, within 7 days after the proposed corporate action is taken or a payment demand is received, whichever occurs later, the corporation shall pay each dissenter who complied with section 767 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

          (2) The payment must be accompanied by all of the following:

          (a) The corporation's balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and if available the latest interim financial statements.

          (b) A statement of the corporation's estimate of the fair value of the shares.

          (c) An explanation of how the interest was calculated.

          (d) A statement of the dissenter's right to demand payment under section 772.

450.1770 Return of deposited certificates and release of transfer restrictions; effect of corporation taking proposed action.

Sec. 770.

          (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on shares without certificates.

          (2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under section 766 and repeat the payment demand procedure.

450.1771 Election to withhold payment from dissenter; offer to pay estimated fair value of shares, plus accrued interest; statements; explanation.

Sec. 771.

          (1) A corporation may elect to withhold payment required by section 769 from a dissenter unless he or she was the beneficial owner of the shares before the date set forth in the dissenters' notice pursuant to section 766(2)(c).

          (2) To the extent the corporation elects to withhold payment under subsection (1), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall offer to pay this amount to each dissenter who shall agree to accept it in full satisfaction of his or her demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under section 772.

450.1772 Demand for payment of dissenter's estimate or rejection of corporation's offer and demand for payment of fair value and interest due; waiver.

Sec. 772.

          (1) A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, less any payment under section 769, or reject the corporation's offer under section 771 and demand payment of the fair value of his or her shares and interest due, if any 1 of the following applies:

          (a) The dissenter believes that the amount paid under section 769 or offered under section 771 is less than the fair value of his or her shares or that the interest due is incorrectly calculated.

          (b) The corporation fails to make payment under section 769 within 60 days after the date set for demanding payment.

          (c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on shares without certificates within 60 days after the date set for demanding payment.

          (2) A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (1) within 30 days after the corporation made or offered payment for his or her shares.

450.1773 Petitioning court to determine fair value of shares and accrued interest; failure of corporation to commence proceeding; venue; parties; service; jurisdiction; appraisers; discovery rights; judgment.

Sec. 773.

          (1) If a demand for payment under section 772 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

          (2) The corporation shall commence the proceeding in the circuit court of the county in which the corporation's principal place of business or registered office is located. If the corporation is a foreign corporation without a registered office or principal place of business in this state, it shall commence the proceeding in the county in this state where the principal place of business or registered office of the domestic corporation whose shares are to be valued was located.

          (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

          (4) The jurisdiction of the court in which the proceeding is commenced under subsection (2) is plenary and exclusive. The court may appoint 1 or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

          (5) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his or her shares, plus interest, exceeds the amount paid by the corporation or for the fair value, plus accrued interest, of his or her after-acquired shares for which the corporation elected to withhold payment under section 771.

450.1773a Referee; appointment; powers; compensation; duties; objections to report; application to court for action; adoption, modification, or recommitment of report; further evidence; judgment; review.

Sec. 773a.

          (1) In a proceeding brought pursuant to section 773, the court may, pursuant to the agreement of the parties, appoint a referee selected by the parties and subject to the approval of the court. The referee may conduct proceedings within the state, or outside the state by stipulation of the parties with the referee's consent, and pursuant to the Michigan court rules. The referee shall have powers that include, but are not limited to, the following:

          (a) To hear all pretrial motions and submit proposed orders to the court. In ruling on the pretrial motion and proposed orders, the court shall consider only those documents, pleadings, and arguments that were presented to the referee.

          (b) To require the production of evidence, including the production of all books, papers, documents, and writings applicable to the proceeding, and to permit entry upon designated land or other property in the possession or control of the corporation.

          (c) To rule upon the admissibility of evidence pursuant to the Michigan rules of evidence.

          (d) To place witnesses under oath and to examine witnesses.

          (e) To provide for the taking of testimony by deposition.

          (f) To regulate the course of the proceeding.

          (g) To issue subpoenas, when a written request is made by any of the parties, requiring the attendance and testimony of any witness and the production of evidence including books, records, correspondence, and documents in the possession of the witness or under his or her control, at a hearing before the referee or at a deposition convened pursuant to subdivision (e). In case of a refusal to comply with a subpoena, the party on whose behalf the subpoena was issued may file a petition in the court for an order requiring compliance.

          (2) The amount and manner of payment of the referee's compensation shall be determined by agreement between the referee and the parties, subject to the court's allocation of compensation between the parties at the end of the proceeding pursuant to equitable principles, notwithstanding section 774.

          (3) The referee shall do all of the following:

          (a) Make a record and reporter's transcript of the proceeding.

          (b) Prepare a report, including proposed findings of fact and conclusions of law, and a recommended judgment.

          (c) File the report with the court, together with all original exhibits and the reporter's transcript of the proceeding.

          (4) Unless the court provides for a longer period, not more than 45 days after being served with notice of the filing of the report described in subsection (3), any party may serve written objections to the report upon the other party. Application to the court for action upon the report and objections to the report shall be made by motion upon notice. The court, after hearing, may adopt the report, may receive further evidence, may modify the report, or may recommit the report to the referee with instructions. Upon adoption of the report, judgment shall be entered in the same manner as if the action had been tried by the court and shall be subject to review in the same manner as any other judgment of the court.

450.1774 Costs of appraisal proceeding.

Sec. 774.

          (1) The court in an appraisal proceeding commenced under section 773 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under section 772.

          (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable in the following manner:

          (a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of sections 764 through 772.

          (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this act.

          (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to those counsel reasonable fees paid out of the amounts awarded the dissenters who were benefited.

PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

          Southern's articles of incorporation require it to indemnify directors and officers of Southern who were or are a party or are threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that the individual is or was a director, or is or was serving at the request of Southern in another capacity, to the fullest extent permitted by law. Also, Southern's articles of incorporation permit it to further indemnify directors and persons who are not directors of Southern to the extent authorized by the MBCA, its bylaws, resolution of the board of directors or contractual agreement authorized by the board of directors.

          Southern's bylaws require Southern to indemnify any director or officer, and permit Southern to indemnify any employee, agent, or other person, who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding (other than an action by or in the right of Southern), whether civil, criminal, administrative, or investigative, and whether formal or informal, by reason of the fact that the person is or was a director, officer, employee, or agent of Southern or is or was serving at the request of Southern as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit, or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Southern or its shareholders and, with respect to a criminal action or proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

          Southern's bylaws require Southern to indemnify any director or officer, and permit Southern to indemnify any employee, agent, or other person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of Southern to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of Southern or is or was serving at the request of Southern as a director, officer, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees) and amounts paid in settlement actually and reasonably incurred by the person in connection with the action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of Southern or its shareholders. However, Southern is not permitted to indemnify any person in respect of any claim, issue, or matter in which the person shall have been found liable to Southern except to the extent authorized by statute.

          In addition, Southern's ability to indemnify its directors and officers or other persons is determined, to an extent, by the MBCA. The following is a summary of the applicable provisions of the MBCA:

          Sections 561 through 571 of the MBCA contain provisions governing the indemnification of directors and officers by Michigan corporations. That statute provides that a corporation has the power to indemnify a person who was or is a party or is threatened to be made a party to a threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding, if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and with respect to a criminal action or proceeding, if the person had no reasonable cause to believe his or her conduct was unlawful. The termination of an action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

          Indemnification of expenses (including attorneys' fees) and amounts paid in settlement is permitted in derivative actions, except that indemnification is not allowed for any claim, issue or matter in which such person has been found liable to the corporation unless and to the extent that a court decides indemnification is proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of an action, suit or proceeding, or in defense of a claim, issue or matter in the action, suit or proceeding, he or she shall be indemnified against actual and reasonable expenses (including attorneys' fees) incurred by him or her in connection with the action, suit or proceeding, and any action, suit or proceeding brought to enforce the mandatory indemnification provided under the MBCA. The MBCA permits partial indemnification for a portion of expenses (including reasonable attorneys' fees), judgments, penalties, fines and amounts paid in settlement to the extent the person is entitled to indemnification for less than the total amount.

          A determination that the person to be indemnified meets the applicable standard of conduct and an evaluation of the reasonableness of the expenses incurred and amounts paid in settlement shall be made by a majority vote of a quorum of the board of directors who are not parties or threatened to be made parties to the action, suit or proceeding, by a majority vote of a committee of not less than 2 disinterested directors, by independent legal counsel, by all "independent directors" not parties or threatened to be made parties to the action, suit or proceeding, or by the shareholders.

          Under the MBCA, a corporation may pay or reimburse the reasonable expenses incurred by a director, officer, employee or agent who is a party or threatened to be made a party to an action, suit or proceeding in advance of final disposition of the proceeding if (i) the person furnishes the corporation a written affirmation of his or her good faith belief that he or she has met the applicable standard of conduct, and (ii) the person furnishes the corporation a written undertaking to repay the advance if it is ultimately determined that he or she did not meet the standard of conduct, which undertaking need not be secured.

          The indemnification provisions of the MBCA are not exclusive of the rights to indemnification under a corporation's articles of incorporation or bylaws or by agreement. However, the total amount of expenses advanced or indemnified from all sources combined may not exceed the amount of actual expenses incurred by the person seeking indemnification or advancement of expenses. The indemnification provided for under the MBCA continues as to a person who ceases to be a director, officer, employee or agent.

          The MBCA permits Southern to purchase insurance on behalf of its directors, officers, employees and agents against liabilities arising out of their positions with Southern, whether or not such liabilities would be within the above indemnification provisions. Pursuant to this authority, Southern maintains such insurance on behalf of its directors, officers and employees.

          The potential risks of personal liability may deter qualified individuals from accepting a position as a director of Southern unless adequate insurance or other protection is available. The board of directors of Southern believes that the provisions of its articles of incorporation and bylaws are important to Southern's efforts to attract and retain qualified directors and officers in the future.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of Southern pursuant to the foregoing provisions, or otherwise, Southern has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 21. Exhibits and Financial Statement Schedules.

          (a)          Exhibits. The following exhibits are filed as part of this Registration Statement:
Exhibit	Document

2*

Agreement and Plan of Merger between Southern Michigan Bancorp, Inc. and FNB Financial Corporation, dated April 17, 2007 (attached as Appendix A to the Prospectus and Proxy Statement), which is a part of this registration statement on Form S-4, and incorporated herein by reference.

3.1*	Articles of Incorporation of Southern Michigan Bancorp, Inc., as amended.
3.2*	Amended and Restated Bylaws of Southern Michigan Bancorp, Inc., as amended.
4.1*	Selected provisions of Articles of Incorporation of Southern Michigan Bancorp, Inc., as amended (included in exhibit 3.1 and here incorporated by reference).
4.2*	Selected provisions of Amended and Restated Bylaws of Southern Michigan Bancorp, Inc., as amended (included in exhibit 3.2 and here incorporated by reference).
4.3*

Long-Term Debt. The registrant has outstanding long-term debt which at the time of this report does not exceed 10% of the registrant's total consolidated assets. The registrant agrees to furnish copies of the agreements defining the rights of holders of such long-term debt to the Securities and Exchange Commission upon request.

5*	Opinion of counsel regarding the legality of the securities being registered.
8	Opinion of counsel regarding certain tax matters.
10.1*	Form of Employment Agreement with John H. Castle.
10.2*	Form of Employment Agreement with Kurt G. Miller.
10.3*	Form of Employment Agreement with Richard E. Dyer.
10.4*	Form of Transition Agreement with Richard E. Dyer.
10.5*	Southern Michigan Bancorp, Inc. Stock Incentive Plan of 2005.
10.6*	Form of Southern Michigan Bank & Trust Deferred Compensation Agreement.
10.7*	Southern Michigan Bancorp, Inc. 2000 Stock Option Plan.
10.8*	Form of Southern Michigan Bank & Trust Director Deferred Fee Agreement.
16	Letter regarding change in certifying accountant.
21*	Subsidiaries of Southern Michigan Bancorp, Inc.
23.1	Consent of Crowe Chizek and Company LLC - Former Independent Accounting Firm for Southern Michigan Bancorp, Inc.
23.2	Consent of Clifton Gunderson LLP - Current Independent Accounting Firm for Southern Michigan Bancorp, Inc.
23.3	Consent of BKD LLP - Current Independent Accounting Firm for FNB Financial Corporation.
23.4*	Consent of Warner Norcross & Judd LLP (included in exhibits 5 and 8 and here incorporated by reference).
23.5*	Consent of Austin Associates, LLC - Financial Advisor to FNB Financial Corporation.
24*	Powers of Attorney.
99.1*	Consents of persons to be named directors of Southern Michigan Bancorp, Inc.
99.2*	Form of Proxy for FNB Financial Corporation.
99.3**	Form of Election Form and Letter of Transmittal.
99.4	Loan Commitment

* Previously filed with Form S-4 on July 13, 2007.
**Previously filed with Amendment No. 1 to Form S-4 on September 7, 2007.

          (b)          Financial Statements and Schedules.

          All schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission have been omitted because they either are not required under the related instructions or the required information has been included in the financial statements of Southern or notes thereto.

          (c)          Opinions of Financial Advisor.

          The form of opinion of Austin Associates LLC is included as Appendix B to the Prospectus and Proxy Statement.

Item 22.  Undertakings.

          (a)          The undersigned Registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; (iii) to include any material information with respect to the plan of distribution nor previously disclosed in the registration statement or any material change to such information in the registration statement.

          (b)          The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)          The undersigned Registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (d)          The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145I, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (e)          The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (f)          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          (g)          The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus and Proxy Statement pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (h)          The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coldwater, State of Michigan, on September 28, 2007.
Southern Michigan Bancorp, Inc.

/s/ John H. Castle	September 28, 2007
John H. Castle Chairman and Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
/s/ John H. Castle John H. Castle	Chairman and Chief Executive Officer (Principal Executive Officer)	September 28, 2007

/s/ Kurt G. Miller Kurt G. Miller	President and Director	September 28, 2007

/s/ Danice L. Chartrand Danice L. Chartrand	Senior Vice President, Chief Financial Officer, Secretary, and Treasurer (Principal Financial and Accounting Officer)	September 28, 2007

/s/ Marcia S. Albright Marcia S. Albright*	Director	September 28, 2007

/s/ Dean Calhoun Dean Calhoun*	Director	September 28, 2007

/s/ H. Kenneth Cole H. Kenneth Cole*	Director	September 28, 2007

/s/ Gary H. Haberl Gary H. Haberl*	Director	September 28, 2007

/s/ Nolan E. Hooker Nolan E. Hooker*	Director	September 28, 2007

/s/ Gregory J. Hull Gregory J. Hull*	Director	September 28, 2007

/s/ Thomas E. Kolassa Thomas E. Kolassa*	Director	September 28, 2007

/s/ Donald J. Labrecque Donald J. Labrecque*	Director	September 28, 2007

/s/ Brian P. McConnell Brian P. McConnell*	Director	September 28, 2007

/s/ Freeman E. Riddle Freeman E. Riddle*	Director	September 28, 2007

*By /s/ John H. Castle John H. Castle, Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Document

2*

Agreement and Plan of Merger between Southern Michigan Bancorp, Inc. and FNB Financial Corporation, dated April 17, 2007 (attached as Appendix A to the Prospectus and Proxy Statement), which is a part of this registration statement on Form S-4, and incorporated herein by reference.

3.1*	Articles of Incorporation of Southern Michigan Bancorp, Inc., as amended.
3.2*	Amended and Restated Bylaws of Southern Michigan Bancorp, Inc., as amended.
4.1*	Selected provisions of Articles of Incorporation of Southern Michigan Bancorp, Inc., as amended (included in exhibit 3.1 and here incorporated by reference).
4.2*	Selected provisions of Amended and Restated Bylaws of Southern Michigan Bancorp, Inc., as amended (included in exhibit 3.2 and here incorporated by reference).
4.3*

Long-Term Debt. The registrant has outstanding long-term debt which at the time of this report does not exceed 10% of the registrant's total consolidated assets. The registrant agrees to furnish copies of the agreements defining the rights of holders of such long-term debt to the Securities and Exchange Commission upon request.

5*	Opinion of counsel regarding the legality of the securities being registered.
8	Opinion of counsel regarding certain tax matters.
10.1*	Form of Employment Agreement with John H. Castle.
10.2*	Form of Employment Agreement with Kurt G. Miller.
10.3*	Form of Employment Agreement with Richard E. Dyer.
10.4*	Form of Transition Agreement with Richard E. Dyer.
10.5*	Southern Michigan Bancorp, Inc. Stock Incentive Plan of 2005.
10.6*	Form of Southern Michigan Bank & Trust Deferred Compensation Agreement.
10.7*	Southern Michigan Bancorp., Inc. 2000 Stock Option Plan.
10.8*	Form of Southern Michigan Bank & Trust Director Deferred Fee Agreement.
16	Letter regarding change in certifying accountant.
21*	Subsidiaries of Southern Michigan Bancorp, Inc.
23.1	Consent of Crowe Chizek and Company LLC - Former Independent Accounting Firm for Southern Michigan Bancorp, Inc.
23.2	Consent of Clifton Gunderson LLP - Current Independent Accounting Firm for Southern Michigan Bancorp, Inc.
23.3	Consent of BKD LLP - Current Independent Accounting Firm for FNB Financial Corporation.
23.4*	Consent of Warner Norcross & Judd LLP (included in exhibits 5 and 8 and here incorporated by reference).
23.5*	Consent of Austin Associates, LLC - Financial Advisor to FNB Financial Corporation.
24*	Powers of Attorney.
99.1*	Consents of persons to be named as directors of Southern Michigan Bancorp, Inc.
99.2*	Form of Proxy for FNB Financial Corporation.
99.3**	Form of Election Form and Letter of Transmittal. *
99.4	Loan Commitment

* Previously filed with Form S-4 on July 13, 2007.
**Previously filed with Amendment No. 1 to Form S-4 on September 7, 2007.